

2024
Proxy Statement and Annual Meeting Notice

Our Guiding Principles

Our Purpose

We are a Company committed to supporting families at difficult times and dedicated to celebrating the life and legacy of every loved one with professionalism, compassion, and attention to detail.

Our Values

*R*espect
*I*ntegrity
*S*ervice excellence
*E*nduring relationships

Our Vision

Celebrating life with dedication, excellence, and innovation.

Dignity® MEMORIAL   Dignité MD

DEL ANGEL FUNERARIA™   National Cremation®

advantage FUNERAL & CREMATION SERVICES   Neptune Society™ AMERICA'S MOST TRUSTED CREMATION SERVICES

To view our full family of brands, visit www.sci-corp.com/about/our-brands
As used herein, all references to "SCI", "Service Corporation International", or the "Company" refer to Service Corporation International and all of its affiliated companies.

2023: Delivering Shareholder Value

OPERATIONAL HIGHLIGHTS

Revenue (in millions)



Funeral	$2,303
Cemetery	$1,797

Gross Profit %



Funeral	21.6%
Cemetery	33.1%

Preneed Sales Production (in millions)



Funeral	$1,246
Cemetery	$1,334

INVESTED CAPITAL AND LIQUIDITY

Growth Investments (in millions)



Business Acquisitions	$73
Growth Capital (1)	$94

Value Returned to Shareholders (in millions)



Dividends	$168
Share Repurchases	$545

Total Liquidity (in millions)



Credit Facility	$750
Cash on Hand	$222

(1) Growth capital includes growth capital expenditures/construction of new facilities and real estate acquisitions

TOTAL SHAREHOLDER RETURN (TSR) COMPARED TO S&P 500[2]



	SCI	S&P 500
3 Year	46%	33%
5 Year	85%	107%
10 Year	347%	211%

10-Year Total
Shareholder Return

+347%

2013-2023

(2) As of December 31, 2023 and includes the reinvestment of dividends | Source: S&P Capital IQ

PERFORMANCE MEASURES

Earnings Per Share (EPS)



GAAP EPS	$3.53
Adjusted EPS	$3.47

Operating Cash Flow (OPCF) (in millions)



GAAP OPCF	$869
Adjusted OPCF	$882

GAAP - Generally Accepted Accounting Principles in the United States

Adjusted Earnings Per Share and Adjusted Operating Cash Flow are non-GAAP financial measures. Please see Annex A in this Proxy Statement for disclosures and reconciliations to the appropriate GAAP measure.

Tom Ryan's Letter to Shareholders

Dear Shareholders,

As we look forward to the 2024 Annual Meeting and reflect back on fiscal year 2023, we are excited to continue to build on the lessons learned and new technology deployed during the pandemic, while focusing on our long-term strategy to grow revenue, leverage scale, and allocate capital for optimal returns. In 2023, we followed this strategy and delivered strong financial performance, while maintaining high customer satisfaction scores.

Financial Performance

For the full year, we reported adjusted earnings per share of $3.47, which represents 16% growth on a compounded annual basis since a pre-pandemic 2019 despite navigating a higher interest rate environment. Notably, the number of comparable funeral services performed and the comparable cemetery preneed sales production grew at a compounded annual growth rate of 3% and 10%, respectively, over a pre-pandemic 2019. These operating achievements combined with lower cash taxes enabled us to grow adjusted operating cash flow to $882 million.

These positive results allowed us to continue to invest capital back into our existing businesses through the development of contemporary, high quality cemetery inventory for both the burial and cremation consumer. We also continued to facilitate organic growth with investments into remodeled, refreshed, and modernized facilities. Additionally, we invested $167 million on acquisitions and new construction in high growth markets. Finally, we returned $713 million of capital to you through dividends and, when it made fiscal sense, we repurchased shares. We have maintained a disciplined approach to our balance sheet, debt maturity profile, and liquidity to provide the financial flexibility needed to capitalize on opportunities when presented and to invest capital with the highest relative return. Our strategy has rewarded you, our shareholders, with total shareholder returns over the last 10 years of nearly 350%, significantly outperforming the return of the S&P 500 as well as other market indices.

Customer and Associate Priority

In 2024, we will continue to focus on organic revenue growth generated by exceptional customer quality and value through uplifting experiences and personalization as well as a more unique and differentiated cremation experience. As the largest provider of funeral and cemetery services in North America, we are able to leverage our unparalleled scale to drive efficiency and sustained cost savings through investment in digital technologies that offer our client families a more convenient, streamlined and effective buying experience and our associates a more efficient and satisfying service experience. In addition, the scale of our approximately $15 billion preneed backlog allows us to grow future revenue in a stable and efficient manner.

Our success would not be possible without the 25,000 associates that make SCI the great company it is. Their commitment to the families and communities we serve is what sets us apart and helps drive our company's culture. We are committed to providing a supportive environment in which our associates can thrive through competitive wages, a robust benefits package, career advancement opportunities, and training and development tools.

Conclusion

As a people-oriented business, we will continue to prioritize our client families, associates and communities, utilize our resources responsibly, and maintain our high governance standards all while enhancing shareholder value.

Thank you for your continued support of SCI. As we embark on this exciting journey ahead, I am confident that together, we will make the most of every opportunity to elevate our Company's performance and deliver sustained growth, enriching the value we provide to our shareholders.



Thomas L. Ryan
Chairman and CEO



"Our strategy has rewarded you, our shareholders, with total shareholder returns over the last 10 years of nearly 350%, significantly outperforming the return of the S&P 500 as well as other market indices."

Message From Our Board of Directors

We invite you, our shareholders, to the Service Corporation International 2024 Annual Shareholder Meeting on Tuesday, May 7, 2024 at 9:00 a.m. Central Time, at the Company's Headquarters in Houston, TX.

Shareholders and other interested parties may communicate with any of the independent Directors, including Committee Chairs and the Lead Independent Director, by using the following address:


Service Corporation International
Lead Independent Director c/o Office of Corporate Secretary
1929 Allen Parkway
Houston, TX 77019
Email: leaddirector@sci-us.com


Thank you for the trust you place in us and for your continued investment in Service Corporation International.

Sincerely,

Marcus A. Watts
Lead Independent Director

Thomas L. Ryan
Chairman and CEO

Alan R. Buckwalter, III

Anthony L. Coelho

Jakki L. Haussler

Victor L. Lund

Ellen Ochoa

C. Park Shaper

Sara Martinez Tucker

W. Blair Waltrip

2024 Annual Meeting of Shareholders

 **DATE AND TIME:**
Tuesday, May 7, 2024 at
9:00 a.m. Central Time

 **PLACE:**
Service Corporation International
Conference Center, Heritage I & II
1929 Allen Parkway Houston, Texas 77019

 **RECORD DATE:**
March 11, 2024

Voting Matters

PROPOSAL 1	PROPOSAL 2	PROPOSAL 3
Election of 10 Directors	Ratify the Selection of Pricewaterhouse Coopers LLP, Our Independent Registered Public Accounting Firm	"Say-on-Pay" Advisory Vote to Approve Named Executive Officer Compensation
✓ **FOR EACH DIRECTOR NOMINEE** Page 16	✓ **FOR** Page 38	✓ **FOR** Page 40

How to Vote

 **BY INTERNET**
Vote your shares at
www.proxyvote.com.

 **BY TELEPHONE**
Call toll-free number
1-800-690-6903.

 **BY MAIL**
Sign, date,
and return the
enclosed proxy
card or voting
instruction form.

 **IN PERSON**
To attend the meeting in
person, you will need proof
of your share ownership
and valid picture I.D.

Have your Notice of Internet Availability or proxy card in hand for the 16-digit control number.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL SHAREHOLDERS MEETING TO BE HELD MAY 7, 2024:
For 2024, there is an annual meeting website to provide easy access to our annual meeting materials. At the annual meeting website, you can find an overview of the items for voting, our Proxy Statement and annual report for viewing online or for downloading, and a link to vote your shares. This Proxy Statement, the Notice of Annual Meeting of Shareholders, and the enclosed proxy card are first mailed to shareholders beginning on or about March 27, 2024 and are available at the annual meeting website at: **www.sciannualmeeting.com**.

Table of Contents

Proxy Statement Summary

This summary highlights information contained in this Proxy Statement. This summary does not contain all of the information you should consider. Please read this entire Proxy Statement carefully before voting.

PROPOSAL 1

The Board of Directors recommends that Shareholders vote **"FOR"** each of the following nominees:



Director Nominees

Name Occupation	Independent	Director Since	Age	Other Public Boards[1]	Board Committee Composition
Alan R. Buckwalter Former Chairman and CEO, Chase Bank of Texas	YES	2003	77	None	E I N
Anthony L. Coelho Former Majority Whip of the U. S. House of Representatives Independent business and political consultant	YES	1991	81	3	C E N
Jakki L. Haussler Founder and Chairwoman of the Board and former CEO, Opus Capital Management	YES	2018	66	3	A I
Victor L. Lund Former CEO and Executive Chairman of the Board, Teradata Corporation	YES	2000	76	None	A E N
Ellen Ochoa Former Director, NASA Johnson Space Center Independent Director and Speaker	YES	2015	65	None	C I
Thomas L. Ryan Chairman and CEO, Service Corporation International	NO	2004	58	None	E
C. Park Shaper CEO of Seis Holdings LLC, a private investment holding company	YES	2022	55	2	A C
Sara Martinez Tucker Former CEO, National Math + Science Initiative, a non-profit organization to improve student performance in STEM subjects	YES	2018	68	1	A N
W. Blair Waltrip Independent consultant, family and trust investments, and former Senior Executive of the Company	NO	1986	69	None	I
Marcus A. Watts, Lead Independent Director President, The Friedkin Group, an umbrella company overseeing various business interests that include a variety of branded automotive, hospitality, and entertainment companies	YES	2012	65	1	C E N

A Audit Committee	**E** Executive Committee	**N** Nominating & Corporate Governance Committee	
C Compensation Committee	**I** Investment Committee	● Member	● Chair

[1] See Director profiles beginning on page **16**, which include other public boards for each Director.

Director Snapshot

We have added three new Directors since 2018, which has decreased our Board's average age and tenure by two and seven years, respectively. We added a new Director in 2022, appointed a new Lead Director in 2023 and replaced the Chairs of the Audit Committee and Investment Committee in 2023. Of our current Board members, 30% of Directors are ethnically diverse women.

DIRECTOR AGE	DIRECTOR TENURE	GENDER	ETHNICITY
			
Average age **68 years old**	Average tenure **17 years**	Gender diversity **30% of the Board**	Ethnic diversity **30% of the Board**

 **2** - 50 to 60 years
 **5** - 61 to 70 years
 **3** - 71 and over

 **1** - 0 to 5 years
 **3** - 6 to 10 years
 **6** - 10 years or more

 **3** - Female
 **7** - Male

3 - Minority
7 - Non-Minority

DIRECTOR INDEPENDENCE

- 8 out of 10 Directors are independent
- 9 out of 10 Directors are non-management
- Audit, Compensation, and Nominating and Corporate Governance Committees of SCI are composed entirely of Independent Directors
- In 2023, Marcus Watts was named to serve as the **Lead Independent Director** (see page **31** for list of key duties and responsibilities of Lead Independent Director)

DIRECTOR NOMINEES EXHIBIT

- Personal qualities such as self-awareness, respect, integrity, independence, and capacity to function effectively in challenging environments
- Experience in various executive/senior leadership roles and proven records of success
- Corporate governance knowledge and practices
- Appreciation for diversity of people and perspectives
- Objectivity and sound judgment

HIGHLY ENGAGED AND ACTIVE BOARD

- Actively involved with overseeing Company's execution of its strategy and risk management
- 96% combined meeting attendance record for Board and Board committee meetings in 2023
- 8 Board meetings in 2023
- 18 committee meetings in 2023

Our Director nominees possess a diverse mix of backgrounds, experience, and expertise (see page **27** for further information on the skills below):

FINANCIAL — 9/10

MARKETING/BRAND MANAGEMENT — 4/10

GOVERNMENT/ REGULATORY — 6/10

REAL ESTATE/BUSINESS DEVELOPMENT/M&A — 5/10

HUMAN CAPITAL MANAGEMENT — 7/10

RISK MANAGEMENT — 7/10

INVESTMENTS/FINANCIAL SERVICES — 6/10

TECHNOLOGY OR E-COMMERCE — 3/10

INDUSTRY — 3/10

Corporate Governance Highlights

Shareholder and Proxy Advisor Outreach

We have a long-standing history of an active shareholder outreach and engagement program. The Board and management continue to place a high priority on listening to and considering the views of our shareholders. Engaging with our shareholders is fundamental to our commitment to good governance practices and has resulted in changes and enhancements to our governance and disclosures over time. Throughout the year, we seek opportunities to connect with our investors to gain and share valuable insights. We also have a formal process of outreach to our top shareholders prior to our annual meeting to solicit feedback on our corporate governance practices, executive compensation programs, environmental and social goals, as well as our long-term business strategy and other issues specific to our industry. In addition, certain of our directors have participated in direct shareholder engagement when requested and deemed appropriate. The results of these conversations are summarized and discussed with both the Board and our management.

In early 2023, we engaged with shareholders representing approximately 57% of the Company's common stock prior to our Annual Shareholder Meeting. We have made several governance changes over the years taking into account the feedback and discussions we have with our investors, including adopting proxy access bylaw provisions (see page **37** for further information) in 2023. Through our ongoing shareholder outreach efforts, we better understand the viewpoints of our shareholders as well as gain opportunities to communicate how our decisions align with our strategic goals.

Investors continued to indicate support for our overall executive compensation program and viewed it as well-structured and aligned with performance. In response to comments received in prior years, we removed the single-trigger vesting upon change in control for equity awards beginning in 2022. Investors also applauded the change in committee leadership to enhance fresh perspectives as we continue on our journey of Board refreshment.

> We engaged in 2023 with shareholders representing approximately
>
> **57%**
>
> of the Company's common stock as part of our Proxy Outreach

Investor sentiment is very positive with respect to our enhanced environmental, social, and governance (ESG) disclosures included in our Sustainability Report that is published annually. Most Board meetings involved a discussion on human capital management, diversity and inclusion efforts, and environmental programs. Overall, shareholders are supportive of our focus on our employees and communities we serve and are also appreciative of our enhanced disclosures and metrics around our climate impact.

Please see our 2023 Sustainability Report published in March 2024, which is available on our website at **https://investors.sci-corp.com**. Using Sustainability Accounting Standards Board (SASB), Task Force on Climate-Related Financial Disclosures (TCFD), and Task Force on Nature-related Disclosures (TFND) frameworks as guides, we are continuously working to ensure we measure what matters to our Company and drives value for all of our Stakeholders.[1]

[1] These reports, policies and disclosures, as well as those discussed elsewhere in this Proxy Statement, are not part of this Proxy Statement, are not "soliciting material," are not deemed filed with the SEC, and are not to be incorporated by reference into any of our filings with the SEC, whether made before or after the date of this proxy statement and irrespective of any general incorporation language therein, unless specifically identified in such filing as being incorporated by reference in such filing. Furthermore, references to our website URLs are intended to be inactive textual references only.

Board Leadership Refreshment

As we continue to listen and respond to investors, we understand the importance of fresh leadership perspectives within our Board of Directors. In 2023, Marcus Watts was named as our new Lead Independent Director and Jakki Haussler and Sara Martinez Tucker were named as Chairs of the Investment and Audit Committees, respectively. With these new leadership changes, three of our four Board committees are chaired by women that possess six to nine years of tenure with SCI. This affords the Board diverse and new perspectives at the leadership level combined with the highly valued experience and tenure throughout the various committees.

Board Field Visit

Board members periodically perform site visits to SCI facilities individually and as a group. In 2023, Board members visited our funeral home and cemetery combination facility, Funeraria del Angel Palm Valley, in South Texas. During the visit, Board members were able to tour the facility and learn about the customers we serve in our Hispana market. The associates, representing a variety of roles, were able to share impactful stories with the Board members, showcasing their passion and commitment to service excellence.

Adoption of Best Practices and Board Composition Changes

We have a history of thoughtful consideration of shareholder feedback and monitoring corporate governance best practices. The timeline below demonstrates our governance enhancements with respect to Board structure, shareholder rights, and executive compensation. We also remain continually focused on Board composition and committed to evaluating our disclosures to promote transparency.

	Best Practices	Board Composition
2018	• Board recommended and shareholders approved the **de-classification of our Board of Directors** • Board recommended and shareholders approved **elimination and reduction of certain supermajority voting requirements** in our Articles of Incorporation and Bylaws • We eliminated **the Umbrella Plan** within our executive incentive compensation plan due to certain changes in the Tax Cuts and Jobs Act of 2017	• Added diverse perspectives and experience with the **addition of Sara Martinez Tucker and Jakki Haussler to our Board** • To facilitate the recruitment of the next generation of Board leaders, **R.L. Waltrip decided not to seek re-election** after 56 years of meaningful contributions • Long-time member, Dr. Ed Williams, passed away after faithfully serving on the Board for 27 years
2019	• **Enhanced our disclosures around Environmental, Social, and Governance (ESG)** • The Board made changes to the Company's Bylaws to permit the **Chair of the Nominating and Corporate Governance Committee of the Board to preside** over the Board meetings in the absence of the Board Chair and the Lead Director	• After 36 years of outstanding service on the Board of Directors, **John Mecom decided to not seek another term** as a Board member
2020-2021	• Updated the charter of the Nominating and Corporate Governance Committee of the Board reflecting its ESG oversight responsibilities • Strengthened the non-financial modifier, or ESG metric, for the Annual Performance Based incentive plan by increasing the online customer satisfaction rating threshold to 4.25 • Modified ROE threshold for the Performance Unit Plan	• Cliff Morris **decided to not seek another term as a Board member in 2021** • **Ellen Ochoa was nominated as the Compensation Committee Chair in 2021.** Alan Buckwalter transitioned off of the Compensation Committee in 2022
2022	• Published our first Sustainability report outlining our ESG initiatives and programs, which is available on our website: **https://investors.sci-corp.com/** • **Removed automatic single-trigger** vesting upon change in control effective for equity awards granted in 2022	• C. Park Shaper **was nominated and elected to the Board in 2022**
2023-2024	• **Adopted bylaw changes that provide shareholders proxy access rights (see page 37 for more information)** • Adopted a new claw-back policy in 2023 (see page **52** for details) • Revised our existing insider trading policy (see page **52** for details)	• **Sara Martinez Tucker and Jakki L. Haussler were named as Audit Committee and Investment Committee Chair, respectively, in 2023** • **Marcus A. Watts was named to serve as the Lead Independent Director in 2023**

Our best practices include:

- Majority voting standard in Director elections
- Annual Board and Committee evaluation process
- Board orientation and education program
- No shareholder rights plan or "poison pill"
- No single trigger vesting upon change in control
- Shareholders' (10%) ability to call special meetings
- Anti-hedging and anti-pledging policies applicable to all Directors and Officers
- Stock ownership and retention guidelines for Directors and Officers

Environmental, Social, and Governance (ESG) Overview

The oversight of environmental and social matters, and the governance of these topics, is the responsibility of our Nominating and Corporate Governance Committee (NCGC). Since 2020, the NCGC reviewed matters presented by our ESG Steering Committee, which is a cross-functional committee of Company management, and addressed other related risks through various committee meetings throughout the year. See page **36** for more details about of the Board's oversight of ESG in our Corporate Governance section in this Proxy Statement. For more information on our ESG initiatives and programs, please refer to our Sustainability Report, which is available on our website at **https://investors.sci-corp.com**.

Our Social Matters

The approximately 25,000 associates we employ and the over 600,000 families we serve guide our purpose and core values, making our Company's social impact our primary focus. Our associates' compassion, positive outlook, and enthusiasm heighten the level of care for the families we serve and propel our Company's continued success. We strive for a workplace where ideas are welcomed, efforts are recognized, suggestions are put into practice, and innovative programs are deployed.

Since 2017, we have been certified by Great Place to Work®, a global authority on high-trust, high-performance workplace cultures. We continuously focus on improving associate satisfaction and developing innovative programs.



91%	**90%**	**89%**	**89%**
of associates feel they are treated fairly regardless of their race.	of associates feel a sense of pride at what we accomplish.	of associates say they are made to feel welcome when they join the Company.	of associates feel their work has special meaning and this is not "just a job."

At SCI, we also believe in supporting causes that enhance and promote the well-being of the communities where we do business. Through strategic partnerships with multiple organizations, we make a difference in the communities where our associates and client families live, work, and play.

We believe in the power of inclusion, and we respect our fellow associates' work, ideas, beliefs, and lifestyles. Through programs such as our inclusive leadership training and Associate Resource Communities (ARCs), colleagues with similar interests connect with others for networking and opportunities for mentorship. Our leadership team is committed to advancing inclusion and diversity within the workplace by embracing the many backgrounds and perspectives that make each of us unique. Our CEO, Thomas L. Ryan, is a member of CEO Action for Diversity & Inclusion™ and we recently added a senior management position to oversee diversity, equity, and inclusion. This role is critical in supporting the Company's belief that diversity of talent is a key driver of better business outcomes.

Workforce Demographics

We embrace and value the many backgrounds and perspectives that make our workforce diverse, allowing us to remain relevant to the diverse families we serve.

ETHNIC DIVERSITY

MANAGEMENT	NON-MANAGEMENT	TOTAL
		

MANAGEMENT		NON-MANAGEMENT		TOTAL	
69%	White	**58%**	White	**59%**	White
19%	Hispanic	**25%**	Hispanic	**24%**	Hispanic
7%	Black / African American	**10%**	Black / African American	**10%**	Black / African American
3%	Asian	**4%**	Asian	**4%**	Asian
2%	Other Ethnicities	**3%**	Other Ethnicities	**3%**	Other Ethnicities

GENDER DIVERSITY

MANAGEMENT



- **48%** Male
- **52%** Female

NON-MANAGEMENT



- **46%** Male
- **54%** Female

TOTAL



- **47%** Male
- **53%** Female

TURNOVER

2023



- 23%
- 5%
- 28%

2022



- 23%
- 4%
- 27%

- Voluntary Turnover
- Involuntary Turnover
- Total Company Turnover

Our workforce of 25,000 associates includes approximately 18,000 full-time and 7,000 part-time individuals. Due to the seasonality of our business, we appreciate the flexibility of our part-time associates. Of our 25,000 associates, the sales team of approximately 3,800 associates has higher attrition than other roles due to the highly competitive nature of sales positions.

Our Corporate Governance Highlights

3 NEW DIRECTORS	**30% OF CURRENT BOARD MEMBERS**	**8 OUT OF 10 DIRECTORS**
Have been added since 2018, which has decreased our Board's tenure by seven years	Are women	Are independent
30% OF CURRENT BOARD MEMBERS	**3 OF OUR COMMITTEE CHAIRS**	**9 OUT OF 10 DIRECTORS**
Self-identify as a member of an underrepresented group	Are ethnically diverse women	Are non-management

Our Environmental Initiatives

We believe in the responsible use of natural resources to reduce adverse impacts on the communities in which we live and operate. We continue to look for opportunities to improve our end-to-end supply chain processes and reduce our environmental impact.

As North America's leading provider of funeral, cremation, and cemetery services, we are making efforts to understand our impact and approach to environmental matters. To support our sustainability journey, we have piloted initiatives that begin to measure factors that impact the environment including carbon emission outputs and energy consumption metrics. Our commitment to environmental stewardship continues to include assessing our water usage, exploring environmentally innovative technology, recycling of waste materials, providing eco-friendly alternatives for families and protecting our 35,500 acres of green space. We support these efforts by collaborating with suppliers to align with our code of conduct and enhance our supply chain practices and policies.

Our Company is committed to monitor and evaluate our use of natural resources and its potential impact on the environment. To accurately track and measure our energy usage, we implemented a utility usage reporting solution in 2023 to capture consumption across our almost 2,000 funeral homes, cemeteries and crematory locations. This new system and process helps us to understand our energy consumption and focus on our natural gas and electricity use.

These new reporting methods support our efforts in capturing the data needed to monitor our carbon emissions footprint as well as purchased grid electricity for the applicable data coverage areas. Along with this, SCI has been converting energy contracts to renewable sources since 2019 and 20% of our electricity usage is from renewable sources. With these new metrics, we are able to capture the percentage of renewable energy being consumed by our locations. We will continue to gain insights and help identify additional opportunities for improvement.

Water is an important natural resource that we are dedicated to tracking at our funeral homes and cemeteries. We have developed methods to understand and report on our water usage from metered utilities and freshwater sources and how much is recycled for irrigation purposes. As we grow to better understand our climate impact, we have initiated water reduction pilots through implementation of new irrigation systems at select cemeteries with advanced water monitors and controls that create more efficient water usage.

We have included our greenhouse gas, electricity and water consumption metrics in our 2023 Sustainability Report, which is available on our website at **https://investors.sci-corp.com**.

We are currently exploring several opportunities regarding reducing water consumption and greenhouse gas emissions and improving energy conservation through the following initiatives:

- Piloting enhanced irrigation methods at select cemeteries.
- Replacing older cremation units with newer, efficient models and installation of a water cremation unit that utilizes a water-based process to reduce our carbon emissions.
- Continuous protective maintenance of 35,500 acres of green space.

- Exploring solar panel opportunities at additional locations.
- Continued conversion of electricity contracts to renewable sources since 2019.
- Recycling waste byproduct to aid in conserving natural resources and prevent unnecessary emissions.

For more information on our ESG initiatives and programs, please refer to our 2023 Sustainability Report, which is available on our website at **https://investors.sci-corp.com**.

Our Cybersecurity Risk Management and Strategy

We have invested in building a cybersecurity infrastructure to protect our information systems and secure our data from cyberattacks. Our information security program features risk management strategies, security awareness training, security operations, incident response, security governance, third-party risk management, IT security risk management, security architecture, and vulnerability management. As part of our broader enterprise risk management system, cybersecurity risk is strategically reviewed, monitored, and managed alongside other enterprise risks on a regular basis.

Certain members of the Board of Directors have experience conducting oversight of cybersecurity risk management across different industries, including technology and finance. For more information on Board cybersecurity experience and risk oversight responsibilities, please see page **27** and page **36**.

<table>
<tr><td>PROPOSAL
2</td><td>The Board of Directors recommends that Shareholders vote "FOR" ratification of the selection of PricewaterhouseCoopers LLP ("PwC") as the independent registered public accounting firm of the Company.</td><td></td></tr>
</table>

Auditor Selection

Why we believe you should vote "FOR" PwC as our independent auditors:

PwC engagement:

- PwC has extensive knowledge of our unique industry and has demonstrated its capability and expertise as an Independent Registered Public Accounting Firm.
- PwC maintains independence and objectivity through 5-year audit partner engagement rotations, strong internal control procedures, and regulatory oversight from PCAOB and SEC in addition to industry peer-reviewed audits.
- Our Audit Committee and PwC regularly meet to discuss audit matters and provide updates outside the presence of management.
- Our Audit Committee reviews SCI's engagement letter and approves PwC's annual audit and non-audit fees.
- Approximately 95% of the fees incurred are audit-related.

YEAR-OVER-YEAR COMPARISON OF OUR AUDIT TO NON-AUDIT FEES



For more information in regard to the audit and non-audit fees, please see section titled "Audit Fees and All Other Fees" under Audit Committee Matters on page **39**.

PROPOSAL 3

The Board of Directors recommends a vote **"FOR"** advisory approval of the resolution regarding compensation of our Named Executive Officers (as set forth in this Proxy Statement).

2023 Named Executive Officers' Compensation

Over the past several years, the Compensation Committee in conjunction with management has worked to improve the alignment of our compensation programs with the interests of our shareholders. In 2023, almost **80%** of our CEO's compensation and over **65%** of the compensation of our other Named Executive Officers' (NEOs) was performance-based or stock-based compensation.

% of 2023 Compensation for CEO and Other NEOs


11%
13%
66%
10%
CEO
20%
17%
50%
13%
Other NEO

Component	Description	Highlights and Recent Changes
Annual Base Salary	• Fixed cash • Established based on a competitive range of benchmark pay levels	

Annual Performance-Based Incentive Compensation	• Performance-Based cash
	• Tied to the attainment of performance measures:
	  • **Normalized EPS**
	  • **Normalized Free Cash Flow per Share**
	  • **Comparable Preneed Production**
	• Established based on a competitive range of benchmark pay levels
		• **92%** payout percentage for 2023 performance
		• 2020 plan introduced an ESG metric, which is tied to Google star (customer satisfaction) ratings

Long-Term Incentive Compensation	(1/3) **Stock Options** • Vest at a rate of 1/3 per year	
	(1/3) **Restricted Stock:** • Vest at a rate of 1/3 per year	
	(1/3) **Performance-Based Units ("PUP"):** • Tied to measurement of three-year total shareholder return ("TSR") relative to the constituents of the S&P MidCap 400 index that is governed by a normalized return on equity (ROE) benchmark floor tied to the S&P MidCap 400® index	• **200%** payout percentage for 2021-2023 performance cycle • Units are denominated in shares instead of dollars
	• Long-term incentive compensation is established based on a competitive range of benchmark pay levels	• **Removed automatic single-trigger** vesting upon change in control effective for equity awards granted in 2022
Other Compensation	**Retirement Plans:** • Executive Deferred Compensation Plan • 401(k) Plan	
	Perquisites and Personal Benefits: • Reasonable benefits provided	

Pay for Performance Alignment

A significant portion of the compensation of our Named Executive Officers is directly linked to the Company's performance, as demonstrated in the historical payouts related to our annual and long-term incentive plans. Below is a graph aligning CEO pay and performance, using the five-year total shareholder return. The Company realized total shareholder return (TSR) of 85% over the last five fiscal years.



(1) A change in the denomination of the performance unit plan created a temporary distortion in the disclosure of 2019 total compensation by "doubling up" previous performance plan grants, which were disclosed when paid, with the initial inclusion of the 2019 performance plan grant values.

PROPOSAL
1

Election of Directors

The Board of Directors recommends that Shareholders vote **"FOR"** each of the following nominees:



Set forth below are profiles for each of the ten candidates nominated by the Nominating and Corporate Governance Committee of the Board of Directors for election by shareholders at this year's Annual Meeting each with one-year terms expiring at the 2025 annual meeting. Directors are elected by a majority of votes cast at the meeting.

Director Nominees



Alan R. Buckwalter
INDEPENDENT

Director Since: 2003

Age: 77

Committees:
Executive, Investment, Nominating and Corporate Governance

Occupation:
Former Chairman and CEO, Chase Bank of Texas

Education:
Fairleigh Dickinson University

SKILLS & QUALIFICATIONS:
- Financial
- Human Capital Management
- Investments/Financial Services
- Real Estate/Business Development/M&A
- Risk Management

PRIOR BUSINESS EXPERIENCE
- Chairman and CEO, Chase Bank of Texas (1998-2003)
- President of Texas Commerce Bank (1990-1998)
- Held various positions at Chemical Bank in corporate division (1970-1990)

OTHER POSITIONS
- Board Member, Texas Medical Center
- Chairman Emeritus and Board Member, Central Houston, Inc.

PAST PUBLIC COMPANY BOARDS
- Freeport-McMoRan, Inc. (2013-2015)
- Plains Exploration and Production (2003-2013); subsequently acquired by Freeport-McMoRan Inc.

FORMER POSITIONS
- Former Board of Directors, Federal Reserve Bank of Dallas (Houston Branch)

DIRECTOR SUMMARY:
Alan Buckwalter's extensive corporate finance and banking experience provides the Board with valuable financial and investment management insights. He is a strong resource for relevant strategy and risk management gained from his many years in senior executive roles. His tenure on the Board has allowed him to develop a robust understanding of our unique industry. Furthermore, he possesses significant corporate governance knowledge developed by past service on the boards of other publicly traded companies.



Anthony L. Coelho
INDEPENDENT

Director Since: 1991

Age: 81

Committees:
Compensation, Executive, Nominating and Corporate Governance

Occupation:
Former Majority Whip of the U.S. House of Representatives
Independent business and political consultant

Education:
Loyola University Los Angeles

SKILLS & QUALIFICATIONS:
- Financial
- Government/Regulatory
- Human Capital Management
- Investments/Financial Services
- Marketing/Brand Management

PRIOR POLITICAL EXPERIENCE
- Chairman of the President's Committee on Employment of People with Disabilities (1994-2001)
- General Chairman of Al Gore's Presidential campaign (1999-2000)
- Majority Whip (1987-1989)
- Member of U.S. House of Representatives (1978-1989); original sponsor/author of the Americans With Disabilities Act

PRIOR BUSINESS EXPERIENCE
- President/CEO of Wertheim Schroder Financial Services, grew $800 million firm to $4.5 billion over 6 years (1990-1995)

CURRENT PUBLIC COMPANY BOARDS
- Board Chairman, Esquire Financial Holdings, Inc.
- AudioEye, Inc.
- EVO Transportation & Energy Services, Inc.

SELECT PAST PUBLIC COMPANY BOARDS
- Chairman, Cyberonics
- Chairman, Circus Circus Enterprises (now MGM Mirage)
- Chairman, ICF Kaiser International, Inc.
- Warren Resources, Inc.

FORMER POSITIONS
- Former Chairman and current Board Member of the Epilepsy Foundation

DIRECTOR SUMMARY:
Tony Coelho's successful role as President and CEO of a multi-billion financial services company provides the Board with financial, investing, and senior leadership expertise.
His experience on the Board has allowed him to develop a robust understanding of our unique industry. His political experience and expertise provide unique insights into government, public policy matters, and regulatory issues. Additionally, he has significant corporate governance knowledge developed by current and past service on the boards of other publicly traded companies.



Jakki L. Haussler
INDEPENDENT

Director Since: 2018

Age: 66

Committees:
Audit, Investment (Chair)

Occupation:
Founder and Chairwoman of the Board, Opus Capital Management (since 1996), an independent registered investment advisor, providing investment solutions to institutions and high-net worth individuals

Education:
University of Cincinnati
Salmon P. Chase College of Law, Northern Kentucky University

SKILLS & QUALIFICATIONS:
- Financial
- Government/Regulatory
- Investments/Financial Services
- Marketing/Brand Management
- Real Estate/Business Development/M&A

PRIOR BUSINESS EXPERIENCE
- CEO Opus Capital Management (1996-2019)
- Managing Director, Capvest Venture Fund, LP (2000-2011) a private equity fund for growth and expansion stage companies
- Partner, Adena Ventures, LP (1999-2010) a private equity fund targeting underserved markets

CURRENT PUBLIC BOARD POSITIONS
- Barnes Group Inc.
- Morgan Stanley Funds
- Vertiv Holding Co.

OTHER POSITIONS
- Member, Board of Directors, The Victory Funds
- Member/Founder, Chase College of Law, Transaction Law Practice Center
- Board of Visitors, Chase College of Law
- Member, Northern Kentucky University Foundation Investment Committee

PAST PUBLIC COMPANY BOARDS
- Cincinnati Bell, Inc.
- Best Transport, Inc. (now Descartes Systems Group, Inc.)

DIRECTOR SUMMARY:
Jakki Haussler has expertise in finance, portfolio management, and senior leadership experience as founder and Chairwoman of Opus Capital Management. Her expertise and experience provides background in investments and equity funds. Her experience as Partner in Adena Ventures provides insight into business development and M&A activity. Her other board positions have given her exposure to different industries and varying approaches to governance and issue resolution.



Victor L. Lund
INDEPENDENT

Director Since: 2000

Age: 76

Committees:
Audit, Executive, Nominating and Corporate Governance

Occupation:
Former President, CEO, and Executive Chairman of the Board, Teradata Corporation

Education:
The University of Utah
MBA, The University of Utah

SKILLS & QUALIFICATIONS:

- Financial
- Human Capital Management
- Marketing/Brand Management
- Real Estate/Business Development/M&A
- Technology or e-Commerce

PRIOR BUSINESS EXPERIENCE

- Executive Chairman (2019-2020) & President and CEO (2016-2018), Interim CEO (2019-2020), Teradata Corporation
- Chairman, DemandTec, a software company (2006-2012)
- Chairman, Mariner Healthcare, Inc. (2002-2004)
- Vice Chairman, Albertsons, Inc. (1999-2002)
- 22-year career with American Stores Company in various positions including Chairman, CEO, CFO and Corporate Controller (1977-1999)
- Audit CPA, Ernst & Ernst (1972-1977)

PAST PUBLIC COMPANY BOARDS

- Teradata Corporation
- DemandTec
- Delta Airlines
- Del Monte Foods, Inc.
- Mariner Healthcare, Inc.
- Albertsons, Inc.
- American Stores Company
- NCR Corporation

DIRECTOR SUMMARY:
Victor Lund's years of senior executive experience and leadership such as his former position of CEO and Executive Chairman of Teradata provide the Board with invaluable experience in technology and technological processes. His tenure on the Board has allowed him to develop a robust understanding of our unique industry. As a former auditor who also worked in various corporate finance positions, he possesses an extensive understanding of financial reporting and auditing practices. Furthermore, his service on other boards provide SCI with valuable corporate governance expertise.



Ellen Ochoa
INDEPENDENT

Director Since: 2015

Age: 65

Committees:
Compensation (Chair), Investment

Occupation:
Former Director of NASA and Independent Director and Speaker

Education:
San Diego State University
MS, PhD (Electrical Engineering), Stanford University

SKILLS & QUALIFICATIONS:

- Financial
- Government/Regulatory
- Human Capital Management
- Risk Management
- Technology or e-Commerce

PRIOR BUSINESS EXPERIENCE

- Director of NASA Johnson Space Center (2013-2018); Astronaut at NASA Johnson Space Center (1990-2012), first Hispanic female astronaut with nearly 1,000 hours in space
- Branch Chief and Research Engineer, NASA Ames Research Center (1988-1990)
- Researcher, Sandia National Laboratories (1985-1988)

OTHER POSITIONS

- Member, Board of Directors, SRI International
- Member, National Academy of Engineering
- Member, Board of Directors, Mutual of America
- Member, Board of Directors, Gordon and Betty Moore Foundation
- Fellow, American Institute of Aeronautics and Astronautics
- Fellow, American Association for the Advancement of Science
- Director Emerita (former Vice Chair) Manned Space Flight Education Foundation

FORMER POSITIONS

- Former Chair Board Governance, National Science Board (Special Government Employee)
- Former Chair, Nomination Evaluation Committee, National Medal of Technology & Innovation
- Former Member, Board of Directors, Federal Reserve Bank of Dallas
- Former Member Board of Trustees, Stanford University

DIRECTOR SUMMARY:
Ellen Ochoa's background with NASA and other governmental entities provides the Board with extensive technology and government/regulatory experience and insight. The senior leadership experience gained through her role as Director of NASA's Johnson Space Center provides the Board with strategic planning, management of large projects, personnel development, and capital allocation expertise. Her many other positions include oversight activities such as financial stewardship and organizational governance.



Thomas L. Ryan
NON-INDEPENDENT

Director Since: 2004

Age: 58

Committees:
Executive (Chair)

Occupation:
Chairman (since 2016) and CEO (since 2005) of SCI

Education:
The University of Texas at Austin

SKILLS & QUALIFICATIONS:

- Financial
- Human Capital Management
- Industry
- Investments/Financial Services
- Risk Management

PRIOR BUSINESS EXPERIENCE

- CEO European Operations, SCI (2000-2002)
- Variety of financial management roles, SCI (1996-2000)

OTHER POSITIONS

- Board Member, University of Texas McCombs Business School Advisory Council
- Senior Member, University of Texas MD Anderson Cancer Center Board of Visitors

PAST PUBLIC COMPANY BOARDS

- Texas Industries
- Chesapeake Energy
- Weingarten Realty Investors

FORMER POSITIONS

- Former Chairman and Member of the Board of Trustees, United Way of Greater Houston
- Former Board Member, Genesys Works

DIRECTOR SUMMARY:

Thomas L. Ryan's 28-year career with SCI has instilled a deep understanding of our industry and strategic insights as well as strong leadership skills. He has demonstrated operational execution and long-term strategic direction, including leadership of significant acquisitions and capital allocation decision-making, as well as risk management. His service with other publicly traded company boards has given him valuable insight into corporate governance and diverse approaches to key issues.



C. Park Shaper
INDEPENDENT

Director Since: 2022

Age: 55

Committees:
Audit, Compensation

Occupation:
CEO of Seis Holdings LLC, a private investment holding company (2013-present)

Education:
Stanford University
MBA, J.L. Kellogg Graduate School of Management, Northwestern University

SKILLS & QUALIFICATIONS:
- Financial
- Government/Regulatory
- Investments/Financial Services
- Real Estate/Business Development/M&A
- Risk Management

PRIOR BUSINESS EXPERIENCE
- President, Kinder Morgan, Inc. (2005-2013)
- Variety of financial management roles, Kinder Morgan, Inc. (2000-2005)
- President and Director, Altair Corporation (1999)
- VP and CFO First Data Analytics (1997-1999)

CURRENT PUBLIC COMPANY BOARDS
- Sunnova Energy International, Inc.
- Kinder Morgan, Inc.

OTHER BOARD POSITIONS
- Chair, Texas Children's Board of Trustees
- Member, Board of Overseers of the Hoover Institution at Stanford University
- Member, Board of Advisors of the Baker Institute at Rice University

PAST PUBLIC COMPANY BOARDS
- Weingarten Realty
- Star Peak Energy Transition Corp.
- Star Peak Corp. II

DIRECTOR SUMMARY:
C. Park Shaper's extensive leadership background includes his role as CEO of Seis Holdings LLC, a private investment holding company, a position he has held since 2013; as well as positions of increasing responsibility at Kinder Morgan from 2000-2013, including Vice President and CFO in 2000, a member of the Office of the Chairman in 2003, Executive Vice President in 2004, and President from 2005 to 2013. Prior to Kinder Morgan, Mr. Shaper held positions as President of Altair Corporation and Vice President and CFO of First Data Analytics. His broad experience provides the Board with invaluable leadership and financial experience, as well as strategy and management expertise. He has also served on the board of directors of various public companies with service on audit, compensation, and nominating and corporate governance committees.



Sara Martinez Tucker
INDEPENDENT

Director Since: 2018

Age: 68

Committees:
Audit (Chair), Nominating and Corporate Governance

Occupation:
Former CEO, National Math & Science Initiative, a non-profit organization to improve student performance in STEM (Science, Technology, Engineering, and Math) subjects

Education:
The University of Texas at Austin
MBA, McCombs School of Business, The University of Texas at Austin

SKILLS & QUALIFICATIONS:

- Financial
- Government/Regulatory
- Human Capital Management
- Risk Management
- Technology or e-Commerce

PRIOR BUSINESS EXPERIENCE

- Vice President, AT&T (1997-2006)

CURRENT PUBLIC COMPANY BOARDS

- American Electric Power

OTHER POSITIONS

- Member, University of Notre Dame's Board of Fellows and Board of Trustees
- Board Member, Nationwide Mutual Insurance Company

PAST PUBLIC COMPANY BOARDS

- Cornerstone OnDemand, Inc.
- Xerox Corporation
- Sprint Corporation

FORMER POSITIONS

- CEO, National Math & Science Initiative (2013-2015)
- Former Chair (2017-2018), University of Texas System Board of Regents (2015-2019)
- Under Secretary of Education in the U.S. Department of Education (2006-2008)

DIRECTOR SUMMARY:
Sara Martinez Tucker has extensive knowledge and experience gained through her various executive leadership roles. Her most recent executive experience and her role as the chair of a board business and technology committee provides the Board with invaluable experience and expertise in technology. She also provides strong leadership and executive experience through her previous role as Vice President with AT&T. Her background serving as the Department of Education's undersecretary has given her specific insight into governmental processes and human capital management, as well as exposure to a variety of regulatory issues. Further, she possesses significant corporate governance knowledge developed by current and past service on the boards of other publicly traded companies.



W. Blair Waltrip
NON-INDEPENDENT

Director Since: 1986

Age: 69

Committees:
Investment

Occupation:
Independent Consultant, Family and Trust Investments, and Former Senior Executive of SCI

Education:
Sam Houston State University

SKILLS & QUALIFICATIONS:

- Financial
- Industry
- Investments/Financial Services
- Real Estate/Business Development/M&A
- Risk Management

PRIOR BUSINESS EXPERIENCE

- Various positions at SCI including VP of Corporate Development, SVP of Funeral Operations, EVP of SCI's real estate division, Chairman and CEO of SCI Canada, and EVP of SCI (1977-2000)

OTHER POSITIONS

- Treasurer, National Museum of Funeral History
- Active real estate broker

PAST PUBLIC COMPANY BOARDS

- Sanders Morris Harris Group, Inc. (Edelman Financial)

DIRECTOR SUMMARY:
Blair Waltrip's experience includes various corporate finance roles at SCI, demonstrating a solid understanding of mergers and acquisitions, real estate, and investment management. His tenure as EVP/COO at SCI allowed him to develop a robust understanding of our unique industry. Further, he possesses corporate governance knowledge developed by past service on the board of another publicly traded company.



Marcus A. Watts
LEAD INDEPENDENT

Director Since: 2012

Age: 65

Committees:
Compensation, Executive, Nominating and Corporate Governance (Chair)

Occupation:
President, The Friedkin Group (since 2011), which includes a variety of branded automotive, hospitality, and entertainment companies

Education:
Texas A&M University
Harvard Law School

SKILLS & QUALIFICATIONS:

- Government/Regulatory
- Human Capital Management
- Industry
- Marketing/Brand Management
- Risk Management

PRIOR BUSINESS EXPERIENCE

- Vice Chair and Managing Partner-Houston, Locke Lord LLP (1984-2010) with a focus on corporate and securities law, governance, and related matters

CURRENT PUBLIC COMPANY BOARDS

- Coterra Energy, Inc.

CURRENT OTHER BOARD POSITIONS

- Board Member, Highland Resources, Inc. (private real estate company)

PAST OTHER BOARD POSITIONS

- Former Chairman, Greater Houston Partnership
- Former Chairman, Board of Trustees, United Way of Greater Houston
- Former Board Chair, Federal Reserve Bank of Dallas (Houston Branch)

PAST PUBLIC COMPANY BOARDS

- Complete Production Services, Inc. (2007-2012), acquired by Superior Energy Services
- Cornell Companies (2001-2005)

DIRECTOR SUMMARY:
Marcus Watts' executive role as President of The Friedkin Group provides the Board with senior leadership expertise and experience from oversight of various branded business interests. His previous role as Vice Chair and Managing Partner-Houston of Locke Lord LLP, provides the Board with extensive regulatory and government experience. Additionally, he possesses significant marketing, brand management, and corporate governance knowledge developed by current and past service on the boards of other private and publicly traded companies. Uniquely, Mr. Watts also possesses rare and valuable industry experience through his extensive prior service as independent counsel to the Company as well as other entities engaged in the deathcare industry.

Consideration of Director Nominees

The Nominating and Corporate Governance Committee understands the Board member recruitment process is critical to providing strategic perspective while also bringing specific experience and expertise to a broad range of issues. A diverse Board, with members who embrace inclusive behaviors, provides keen insights and creates a decision-making environment that is more likely to take into account the various risks, consequences, and implications of potential solutions.

In discharging its responsibilities, the Committee considers candidates for Board membership suggested by its members and other Board members, as well as management and shareholders. In the past, the Committee has also retained a third-party executive search firm to identify candidates.

The Committee considers many factors when evaluating a potential candidate including the current composition of the Board, the balance of independent Directors, the diversity of its Directors, and the need for particular areas of expertise. The Committee considers how a candidate's personal factors such as gender, ethnicity, and age; professional characteristics such as education, areas of expertise, and professional experience; and core competencies align with the corporate strategy of SCI and the needs of the Board as a whole.

Currently the collective competencies include:

- Accounting and finance
- Industry knowledge
- Strategic insight

- Understanding and fostering leadership
- Business judgment and executive/senior management expertise
- Diverse experiences and backgrounds

Once the Nominating and Corporate Governance Committee has identified a prospective nominee, the Committee will consider the available information concerning the nominee, including the Committee's own knowledge of the prospective nominee, and may seek additional information or an interview. If the Committee determines that further consideration is warranted, the Committee will evaluate the prospective nominee against the standards and qualifications set out in the Company's Corporate Governance Guidelines. The Company's Corporate Governance Guidelines include personal characteristics and collective core competencies.

The personal characteristics sought in prospective candidates include the following:

- Integrity, character, and accountability
- Ability to provide wise and thoughtful counsel on a broad range of issues
- Financial literacy and ability to read and understand financial statements and other indices of financial performance
- Ability to work effectively with mature confidence as part of a team
- Ability to provide counsel to management in developing creative solutions and in identifying innovative opportunities
- Commitment to prepare for and attend meetings and to be accessible to management and other Directors

After completing this evaluation process, the Committee makes nomination recommendations to the full Board. The Board determines the nominees after considering the recommendation and report of the Committee.

In 2023, the Service Corporation International Board of Directors adopted a bylaw change that provides shareholders a proxy access right (see page **37** for more information).

Director Qualifications, Skills, and Experience

The Nominating and Corporate Governance Committee of the Board of Directors requires that certain general qualifications are met to serve on the Board. The Board believes that each of the nominees presented possess these general qualifications. In addition to the general qualifications, there are other unique qualifications important to serving on our Board, which are outlined in the table below. The mix of general and unique qualifications combined with each nominee's background, experience, and expertise allows us to have an effectively functioning Board that is well-equipped in its oversight capacity as stewards of the Company.

The following table describes the specific qualifications of our Board and desired skills and experience:

Element & Qualification	Description
Financial	SCI uses a broad set of financial metrics to measure its performance. Accurate financial reporting and robust auditing are critical to our success. We expect all of our Directors to have an understanding of finance, financial reporting processes, and internal controls.
Government/ Regulatory	We operate in a heavily regulated industry. Directors with backgrounds in law or in government positions provide experience and insights that assist us in legal and regulatory compliance matters and in working constructively with governmental and regulatory organizations.
Human Capital Management	SCI has a large workforce, which is an important asset and key resource for the Company. Therefore, we seek individuals with experience in employee development, recruitment of key talent/personnel, succession planning, and oversight of Company culture.
Industry	The funeral and cemetery industry is unique and industry experience is rare. Directors with prior industry experience can help shape and develop the Company's strategy.
Investments/ Financial Services	Knowledge of financial markets, investment activities, and trust and insurance operations assists our Directors in understanding, advising on, and overseeing our investment strategies. Our trust investments as of December 31, 2023 include $8.1 billion in preneed funeral and cemetery trusts and related receivables that are part of our $14.8 billion backlog of future revenue.
Marketing/ Brand Management	We employ a multi-brand strategy and also rely heavily on marketing our products and services on a preneed basis. Directors with marketing experience and/or brand management experience provide expertise and guidance as we seek to expand brand awareness, enhance our reputation, and increase preneed sales.
Real Estate/ Business Development/ Mergers and Acquisitions (M&A)	We own a significant amount of real estate. Directors with experience in real estate provide insight into our tiered product/pricing strategy for our cemeteries as well as advice on best uses of our real estate. We seek to grow through acquisitions and development of new business operations. Directors with backgrounds in business development and M&A provide insight into developing and implementing strategies for growing our business.
Risk Management	As a large corporation, we must effectively manage our enterprise risks to ensure long-term value. We seek Directors with experience in assessing and managing financial, operational, social, and other risks significant to the Company.
Technology or e-Commerce	Directors with education or experience in relevant technology are helpful in understanding our efforts to enhance the customer experience as well as improve our internal processes and operations.

Although the members of our Board each embody a broad range of backgrounds, experience, and expertise, the table below is intended to highlight only the top five qualifications for each Board member. These same skills/qualifications are also included in the Director's profiles as set forth in Proposal 1: Election of Directors.

Skill/Qualification	Buckwalter	Coelho	Haussler	Lund+	Ochoa+	Ryan	Shaper	Tucker+	W. B. Waltrip	Watts*+
Financial	●	●	●	●	●	●	●	●	●	
Government/Regulatory		●	●		●		●	●		●
Human Capital Management	●	●		●	●	●		●		●
Industry						●			●	●
Investments/Financial Services	●	●	●			●	●		●	
Marketing/Brand Management		●	●	●						●
Real Estate/Business Development/M&A	●		●	●			●		●	
Risk Management	●				●	●	●	●	●	●
Technology or e-Commerce				●	●			●		
Board Diversity										
Gender Identity										
Male	●	●		●		●	●		●	●
Female			●		●			●		
Race/Ethnicity										
White	●	●		●		●	●		●	●
African American or Black			●							
Hispanic					●			●		

* Lead Independent Director

\+ Director has experience conducting oversight of cybersecurity risk management across different industries.

Director Independence

The Board conducts an annual review and affirmatively determined 8 of the current 10 Directors are "independent" as defined by the standards of the NYSE and SCI's Corporate Governance Guidelines. Thomas L. Ryan and W. Blair Waltrip are considered non-independent Directors.

Director Compensation

Our Corporate Governance Guidelines provide for compensation for our non-employee Directors' services. Thomas L. Ryan, who is also a paid executive Officer of the Company, does not receive additional compensation for serving on the Board. Annual compensation for our non-employee Directors includes cash and stock-based equity compensation.

Maintaining a market-based compensation program for our non-employee Directors enables the Company to attract and retain qualified members to serve on the Board. With the assistance of Meridian Compensation Partners, LLC ("Meridian"), the Nominating and Corporate Governance Committee periodically reviews our non-employee Director compensation levels and practices and compares them to comparable general industry companies in a revenue size range similar to SCI to ensure they are aligned with market practices. Specifically, comparisons are made to the companies included in the Peer Comparator Group used for benchmarking the compensation of our executives, as well as to data presented in the annual NACD Director Compensation Report.

Components of Board Compensation:

- The annual Board cash retainer is $90,000.
- Additional cash retainers for leadership positions on the Board are as follows:
  - Lead Independent Director - $30,000
  - Audit Committee Chair - $25,000
  - Compensation Committee Chair - $20,000
  - Investment Committee Chair - $15,000
  - Nominating and Corporate Governance Committee (NCGC) Chair - $15,000
- Annual stock grants are based on a target value of $180,000 per Director.

The Compensation Committee believes our total Director compensation package is competitive with market practices and is fair and appropriate in light of the responsibilities and obligations of our non-employee Directors. The following table sets forth non-employee Director compensation for 2023, which was approved by the Nominating and Corporate Governance Committee.

2023 DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash	Stock Awards[1]	Total
Alan R. Buckwalter	$ 90,000	$ 180,043	$ 270,043
Anthony L. Coelho	105,000	180,043	285,043
Jakki L. Haussler[2], *Investment Committee Chair*	101,250	180,043	281,293
Victor L. Lund	102,500	180,043	282,543
Ellen Ochoa, *Compensation Committee Chair*	110,000	180,043	290,043
C. Park Shaper	90,000	180,043	270,043
Sara Martinez Tucker[2], *Audit Committee Chair*	108,750	180,043	288,793
W. Blair Waltrip	97,500	180,043	277,543
Marcus A. Watts[2], *NCGC Committee Chair and Lead Independent Director*	127,500	180,043	307,543

[1] Amounts in the Stock Awards column represent the annual stock grants based on a target value of $180,000 per Director.

[2] In 2023, Marcus A. Watts was named as Lead Independent Director, Sara Martinez Tucker was named as the Audit Committee Chair, and Jakki L. Haussler was named as Investment Committee Chair.

Director Ownership of SCI Stock

Stock ownership has a critical role in aligning the interests of Directors with those of our shareholders. The Company's Corporate Governance Guidelines contain a policy to encourage the Directors to own SCI stock. Under the guidelines each Director is encouraged to hold SCI common stock with a fair market value of at least $500,000 within five years of the Director's initial election to the Board. Measurement of stock ownership against the guidelines will be calculated once a year based on the valuation of the shares held at year end utilizing the closing price of SCI common stock on the last trading day of the previous year ($68.45 per share at December 31, 2023 or a minimum shareholding of 7,305 shares for 2024). The following graphic presents the current holdings for our Directors as of March 11, 2024. Further details are provided in the tables of Director and Officer shareholdings listed under "Voting Securities and Principal Holders".

SCI COMMON SHARES BENEFICIALLY OWNED



AT MARCH 11, 2024, 100% OF DIRECTORS HAVE EXCEEDED THEIR OWNERSHIP GUIDELINE LEVELS FOR 2024.

Board Structure and Operations

Leadership Structure

Over the past several years, there have been significant changes in our leadership and Board of Directors. In 2016, the Board appointed the current CEO, Thomas L. Ryan, as Chairman as this structure allows the Chief Executive Officer to effectively and efficiently guide the Board utilizing the insight and perspective he has gained by leading the Company. In addition, our Chief Executive Officer has the necessary experience, commitment, and support of the other Board members to carry out the role of Chairman effectively. His in-depth knowledge of our Company, our growth, and historical development, coupled with his extensive industry expertise and significant leadership experience, make him particularly qualified to lead discussions at the Board level on important matters affecting the Company.

Simultaneously in 2016, the Board appointed Tony Coelho as Lead Independent Director in a newly created role. In 2018, we strengthened our Lead Independent Director's responsibilities by making revisions to the Company's Bylaws to permit the Lead Independent Director to call a special meeting of the Board and preside over Board meetings in the absence of the Board Chair (please see page **31** for the list of key duties and responsibilities of Lead Independent Director). In 2023, Marcus A. Watts was named as Lead Independent Director.

During 2018, we elected two new Directors to the Board, Jakki L. Haussler and Sara Martinez Tucker, which enhanced ethnic and gender diversity of our Board members to 30%. In 2019, after 36 outstanding years of service on the Board, John Mecom decided he would not seek another term as a member of the Board. Cliff Morris, after 32 years of faithful and committed service with the Board, decided he would not seek another term as a member of the Board effective May 2022. In 2022, C. Park Shaper was nominated and elected to the Board.

Currently, our Board includes ten members, 80% of whom are independent and 90% of the Board members are non-management. Our Audit, Compensation, and Nominating and Corporate Governance Committees are composed entirely of Independent Directors. In 2023, Sara Martinez Tucker and Jakki L. Haussler were named as the Audit Committee and Investment Committee Chair, respectively. Currently, three of our four Board committees are chaired by women that possess six to nine years of tenure with SCI. This affords the Board with diverse and new perspectives at the leadership level combined with the highly valued experience and tenure throughout the various committees.

Lead Independent Director



Marcus A. Watts
LEAD INDEPENDENT
DIRECTOR

KEY DUTIES AND RESPONSIBILITIES OF LEAD INDEPENDENT DIRECTOR

- Preside over all independent director executive sessions held on a regular basis
- Serve as liaison to the Chairman of the Board
- Engage in performance evaluation of Directors and CEO
- Interview Director candidates
- Communicate with shareholders as needed
- Consult with committee chairs
- Authorized to call a special meeting of the Directors
- Work with the Chairman on Board agenda, information, and meeting schedules

The Lead Independent Director's role is critical to ensure the Board is able to carry out its responsibilities effectively and independently of management. Based on shareholder feedback, we strengthened the responsibilities of the Lead Independent Director through provisions to the Company's Bylaws to permit the Lead Director to call a special meeting of the Board and preside over Board meetings in the absence of the Chairman of the Board.

The authority and responsibilities of the Lead Independent Director include, but are not limited to, the following:

- *Call meetings of the Board.* The Lead Independent Director is authorized to call meetings of the Board, upon proper notice given to the members in accordance with the Bylaws.

- *Preside over executive sessions.* The Lead Independent Director presides at any meetings of the Board at which the Chair is not present, including all meetings and executive sessions of the independent Directors.

- *Serve as liaison to the Chair.* The Lead Independent Director serves as the principal liaison between the independent Directors and the Chair. The Lead Independent Director is available to discuss any concerns the other independent Directors may have and to relay those concerns to the Chairman of the Board.

- *Board information, agendas, and meeting schedules.* The Lead Independent Director consults with the Chair regarding the information sent to the Board, including the quality, quantity, appropriateness, and timeliness of such information and consults with the Chair on the scheduling of Board meetings and setting their agendas.

- *Engage in performance evaluation of Directors and CEO.* The Lead Independent Director works with the Nominating and Corporate Governance Committee in the process of evaluating the performance of the CEO and the Directors, including delivering evaluation feedback to them.

- *Interview Director candidates.* The Lead Independent Director interviews Director candidates along with the Nominating and Corporate Governance Committee.

- *Communicate with shareholders.* As requested and deemed appropriate, the Lead Independent Director is available for consultation and direct communication with shareholders and other stakeholders.

- *Serve as the Board Chair on an interim basis.* The Lead Independent Director will serve as the Chair on an interim basis in the event of the death or disability of the Chair or if circumstances arise in which the Chair may have an actual or perceived conflict of interest.

- *Perform other duties as requested.* The Lead Independent Director performs such other duties as the Board may from time to time delegate to assist the Board in fulfilling its responsibilities.

- *Consult with Committee Chairs.* In performing the duties described above, the Lead Independent Director is expected to consult with the Chairs of the appropriate Board committees as needed and solicit their participation to avoid diluting the authority or responsibilities of such Committee Chairs.

Our Lead Independent Director improves corporate performance by taking responsibility for enhancing Board performance, building a productive relationship with the Chief Executive Officer, and supporting effective communications with shareholders. In 2016, we created role of Lead Independent Director and appointed Anthony Coelho, who served the Board in this role for seven years. In 2023, Marcus Watts was named as our new Lead Independent Director.

Board Composition and Meetings

Independent Directors comprise a majority of the Board of SCI. The Audit, Compensation, and Nominating and Corporate Governance Committees of the Board are all composed entirely of Directors who are "independent" as defined by the standards of the NYSE and SCI's Corporate Governance Guidelines. The full Board meetings had 96% attendance, and each individual committee's meetings in 2023 had at least 94% attendance by the relevant Directors. Although the Board does not have a policy on Director attendance at annual meetings, nine of the ten Board members attended the Company's 2023 Annual Meeting of Shareholders.

SCI 2023 BOARD MEETINGS AND DIRECTOR ATTENDANCE

Number of Meetings



	Meetings	Attendance
Board	8	96%
Audit	6	96%
Compensation	4	100%
Nominating and Corporate Governance	4	95%
Investment	4	94%

% = percentage of meetings attended by SCI Directors

There were no material issues or circumstances in 2023 that required an Executive Committee meeting.

Executive Sessions

At the end of every regularly scheduled Board meeting, the Board meets in an executive session attended only by the non-management Directors without management present. The Lead Independent Director chairs these executive sessions. Shareholders and other interested parties may communicate to the Lead Independent Director any comments they wish to communicate to the non-management Directors, using the following address: Service Corporation International, Lead Independent Director c/o Office of Corporate Secretary, 1929 Allen Parkway, Houston, TX 77019, or by email to **leaddirector@sci-us.com**.

Board Committees

As part of its annual Board and committee evaluation process, the Board reviews its committee structure and committee responsibilities ensuring that matters important to SCI have the appropriate focus and ensuring the effectiveness of each committee's role. Currently, the Board has four standing committees. In 2023, Sara Martinez Tucker was named as Chair of the Audit Committee and Jakki L. Haussler was named as Chair for the Investment Committee.

While each committee has designated committee members, every Director may attend any committee meeting they so choose. The Board has adopted a written charter for each of these Board committees. These charters are available on SCI's website at **https://investors.sci-corp.com/governance**. Information about each committee for 2023 is provided below.

Audit Committee



Sara Martinez Tucker
CHAIR

Other members:
Jakki L. Haussler
Victor L. Lund
C. Park Shaper

Meetings in 2023: Six

Each member of the Audit Committee meets the independence requirements of the NYSE guidelines.

KEY OVERSIGHT RESPONSIBILITIES

- Integrity of the financial statements
- Engagement, qualifications, independence, and performance of the independent registered public accounting firm
- Scope and results of the independent registered public accounting firm's report
- Performance and effectiveness of our internal audit function
- Policies with respect to risk assessment and risk management, including cybersecurity risk
- Quality and adequacy of our internal controls, including the review of cybersecurity controls
- Financial reporting and disclosure matters

AUDIT COMMITTEE IN 2023

The Audit Committee met six times in 2023, and the Committee attendance record was 96%. Four of the meetings were focused primarily on our quarterly financial reports and our related earnings releases. At each of these meetings, the Committee reviewed the documents as well as reviewed the independent registered public accounting firm's report. The Committee regularly meets with the independent registered public accounting firm representatives outside the presence of management. Additionally, the Committee meets regularly with individual members of management to discuss relevant matters. Lastly, the Committee meets with the Company's internal auditors outside the presence of management. The Committee also performs quarterly reviews of any legal matters that could have a significant impact on our financial statements and plays an important role in assessing the management of financial risk. The report of the Audit Committee can be found beginning on page **38**. In 2023, Sara Martinez Tucker was named as Chair of the Audit Committee.

Compensation Committee



Ellen Ochoa
CHAIR

Other members:
Anthony L. Coelho
C. Park Shaper
Marcus A. Watts

Meetings in 2023: Four

Each member of the Compensation Committee meets the independence requirements of the NYSE guidelines.

KEY OVERSIGHT RESPONSIBILITIES

- Oversight of SCI's executive compensation and benefits policies and programs
- Compensation for the Chairman and CEO
- Review and approval of compensation for all other executive Officers
- Determination of appropriate individual and Company performance measures
- Approval of all executive employment contracts
- Oversight of the Company's employer-sponsored retirement accounts
- Compliance with SCI stock ownership guidelines for Officers
- Risk assessment of SCI's compensation programs
- Retention and evaluation of the Company's compensation consultants

COMPENSATION COMMITTEE IN 2023

The Compensation Committee met four times in 2023 with a 100% attendance record. The Committee devoted substantial time in its oversight of SCI's compensation programs and its review of feedback received from shareholders. The Committee's full review of executive compensation matters and its decisions are discussed in the Compensation Discussion and Analysis beginning on page **41**.

Investment Committee



Jakki L. Haussler
CHAIR

Other members:
Alan R. Buckwalter
Ellen Ochoa
W. Blair Waltrip

Meetings in 2023: Four

KEY OVERSIGHT RESPONSIBILITIES

- Oversight of SCI's preneed and perpetual care trust funds; SCI's Investment Operating Committee, headed by SCI executives; as well as SCI's wholly-owned registered investment advisor (RIA) subsidiary and a third-party RIA consultant
- Management and performance of the trust funds, performance of the independent trustees, and changes to investment managers made by the trustees
- Ongoing review of investment policies and guidelines in conjunction with the Investment Operating Committee and wholly-owned RIA subsidiary and third-party RIA consultant
- Review of SCI's primary funeral preneed insurance provider

INVESTMENT COMMITTEE IN 2023

The Investment Committee met four times in 2023, and the Committee attendance record was 94%. The Committee provided guidance on monitoring and improving the structure of SCI's preneed and perpetual care trust portfolios. Additionally, the Committee monitored the financial condition of the Company's primary prearranged funeral insurance provider. In 2023, Jakki L. Haussler was named as Chair of the Investment Committee.

Nominating and Corporate Governance Committee



Marcus A. Watts
CHAIR

Other members:
Alan R. Buckwalter
Anthony L. Coelho
Victor L. Lund
Sara Martinez Tucker

Meetings in 2023: Four

Each member of the Nominating and Corporate Governance Committee meets the independence requirements of the NYSE guidelines.

KEY OVERSIGHT RESPONSIBILITIES

- Composition of the Board and Board committees
- Identification and recruitment of new candidates for the Board
- Review process for renomination of current Board members and nominees recommended by shareholders
- Development of corporate governance principles and practices
- SCI's ESG policies and certain risks
- Succession planning for CEO and other SCI executives
- Performance evaluation of the CEO and Directors
- Self-evaluation of the Board and Board committees

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE IN 2023

The Nominating and Corporate Governance Committee (NCGC) met four times in 2023, and the Committee attendance record was 95%. Recently, the charter was updated to reflect the NCGC is responsible for the oversight of the Company's ESG policies. During 2023, the NCGC reviewed ESG matters that were presented by the newly formed ESG Steering Committee. In 2021, the NCGC presented C. Park Shaper as a nominee for the Board, who was elected in 2022. In 2023, Marcus A. Watts was named as Lead Independent Director.

Executive Committee



Thomas L. Ryan
CHAIR

Other members:
Alan R. Buckwalter
Anthony L. Coelho
Victor L. Lund
Marcus A. Watts

Meetings in 2023: None

KEY OVERSIGHT RESPONSIBILITIES

- Authorization to exercise many of the powers of the full Board between Board meetings

- Meets in circumstances when it is impractical to call a meeting of the full Board and there is urgency for Board discussion and decision-making on a specific issue

EXECUTIVE COMMITTEE IN 2023

The Executive Committee did not meet in 2023 as all matters were handled at the regular Board meetings.

Annual Board and Committee Evaluations

The Nominating and Corporate Governance Committee oversees and facilitates a comprehensive self-evaluation of Board members and each of the Board committees on an annual basis to determine whether the Board and its committees are functioning effectively and to identify any areas to further enhance Board and committee operations.

The Nominating and Corporate Governance Committee also oversees a Director peer review as part of the annual renomination review process and for the ongoing professional development of Board members.

Board Orientation and Education Program

SCI has an orientation program for new Board members that includes formal and informal sessions with other Directors and senior SCI executives. This program also encourages attendance at meetings of committees of which the newly elected Director is not a member to gain familiarity with the work of each Board committee and the specific areas they address. The focus of continuing education for SCI Directors is on developing educational sessions that the Directors find meaningful and useful. These may range from educational sessions specific to matters facing SCI and its industry to sessions covering corporate governance trends and issues. In addition, the Board encourages Directors' attendance at education programs that are offered by various universities, institutes, etc. Finally, Board members periodically perform site visits to SCI facilities individually and as a group. In 2023, Board members visited our funeral home and cemetery combination facility, Funeraria del Angel Palm Valley, in South Texas. During the visit, Board members toured the location and learned about the families we serve in our Hispana market. Our associates, representing a variety of roles, also shared impactful stories with our Board members, showcasing their passion and commitment to Service Excellence.

Board Oversight and Key Responsibilities

Strategy Oversight

One of the Board's key responsibilities is overseeing the Company's strategy. The Board has experience and expertise in the area of strategy development and insights into the most important issues facing the Company. Setting the strategic course of the Company involves constructive engagement between our senior management and the Board. Our Board acts as a strategy committee and regularly discusses the key priorities of our Company, taking into consideration the Company's long-term strategy with global economic, consumer, and other significant trends within our industry. In February 2024, senior management presented an in-depth outlook on the Company's strategy in a special meeting with the Board. Discussions in the boardroom are enhanced with visits to locations, which provide Directors an opportunity to see strategy execution first hand.

Risk Oversight

The Board has oversight responsibility for the Company's enterprise risk management with Committees overseeing certain delegated risks. Management has the primary responsibility to identify risks and risk mitigation strategies and provides periodic reports to the entire Board. Examples of delegated risks include, among others:

- The Audit Committee is responsible for oversight of major financial risks relating to the Company's accounting matters and financial reporting compliance as well as overseeing cybersecurity risks.
- The Compensation Committee has oversight of the risk assessment of the Company's compensation programs and our employer-sponsored retirement accounts.
- The Investment Committee has oversight of risks relating to the investment of trust funds and our primary funeral preneed insurance provider.

The full Board oversees the risk assessments of the above mentioned committees and of management as well the enterprise risk management.

Environmental, Social, and Governance (ESG) Oversight

The oversight of environmental and social matters, and the governance of these topics, is the responsibility of the Nominating and Corporate Governance Committee. Since 2020, the Nominating and Corporate Governance Committee has reviewed matters presented by the ESG Steering Committee and addressed other related risks through various committee meetings throughout the year. The ESG Steering Committee, the Diversity, Equity and Inclusion Committee, and the Cybersecurity and Data Governance Executive Steering Committee are composed of members of senior management to ensure awareness and involvement among company leadership of these issues. For more information on our ESG efforts, please refer to our Sustainability Report, which is available on our website at **https://investors.sci-corp.com**.



BOARD OF DIRECTORS

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

The Nominating and Corporate Governance Committee has broad oversight of ESG matters. Other Committees are delegated oversight of certain ESG issues; for example, the Audit Committee oversees cybersecurity risks.

CEO AND SENIOR EXECUTIVE OFFICERS

ESG STEERING COMMITTEE

Formed in 2020, this cross-functional team's purpose is to support the Company's ongoing commitment to managing human capital, the health and safety of employees and client families, corporate social responsibility, corporate governance, sustainability, environmental impacts, and other public policy matters relevant to the Company.

DIVERSITY, EQUITY, AND INCLUSION (DEI) COMMITTEE

Formed in 2017, this cross-functional committee oversees the development of inclusion and diversity programs at SCI, including the development of Associate Resource Communities or ARCs. In 2021, we added a senior management position to oversee the Company's DEI strategy. This role is critical in supporting the Company's belief that inclusiveness is a key driver of better business outcomes.

CYBERSECURITY AND DATA GOVERNANCE EXECUTIVE STEERING COMMITTEE

Formed in 2016, this cross-functional committee oversees the Company's cybersecurity position and reviews the management and mitigation of cybersecurity risks and potential incidents. Members from the senior leadership team include the Chief Financial Officer, Chief Operating Officer, the Senior Vice President of Operations Services, the General Counsel and the Vice President of Information Technology, among others. The Cybersecurity and Data Governance Executive Steering Committee regularly receives briefings from the Assistant Vice President of Information Technology Security on the cybersecurity threat landscape, risks, incidents and data security programs. Management is responsible for identifying and managing cybersecurity risks and regularly reports to the Audit Committee on these matters.

The Audit Committee is the primary committee for overseeing cybersecurity risks with the Board receiving updates on at least an annual basis. In 2022, the Audit Committee charter was updated to reflect the Committee's oversight of cybersecurity risk. The Board recognizes the threats presented by cybersecurity incidents and is committed to the prevention, timely detection, and mitigation of the effects of any such incidents to the Company.

Human Capital Management and Culture Oversight

Our human capital management and talent development efforts go beyond the senior management level. Leaders at all levels are responsible for fostering an environment that supports a positive culture with high ethical standards. We are committed to maintaining a respectful, rewarding, diverse, and inclusive work environment that allows our associates to develop the skills they need for success. The Board, along with management, provides oversight and guidance on compensation, benefits, recruiting, retention, diversity and inclusion, and culture. We recently added a senior management position to oversee inclusion and diversity. This role is critical in supporting the Company's belief that diversity of talent is a key driver of better business outcomes. We continue to invest in our associates' wages and training and enhance our policies to create a better workplace. We are committed to enhancing our associates' experience through training programs utilizing best in class tools and technologies, which allow us to remain relevant with our client families. We believe these actions have resulted in a more engaged and effective workforce that is better equipped to serve our customers in today's rapidly changing environment.

Special Meeting of Shareholders

A special meeting of shareholders may be called at any time by the:

- Holders of at least 10% of the outstanding stock entitled to be voted at such meeting;
- Board of Directors;
- Chairman of the Board; or
- Chief Executive Officer.

Shareholder Proxy Access

In 2023, the Service Corporation International Board of Directors adopted a bylaw change that provides shareholders a proxy access right with the following terms:

- Shareholders will have the ability to nominate the greater of 2 or 20% of the Board.
- Shareholders must own 3% of outstanding stock for at least three years to qualify.
- The proxy access right will have an aggregation limit of 20 on the number of shareholders that can pool their shares to satisfy the ownership requirement.
- The proxy access bylaw is effective for the 2024 Annual Meeting.

PROPOSAL 2

Proposal to Ratify the Selection of the Independent Registered Public Accounting Firm

The Board of Directors recommends that Shareholders vote **"FOR"** ratification of the selection of PricewaterhouseCoopers LLP as the independent registered public accounting firm of the Company.



The Audit Committee of the Board of Directors of the Company recommends PricewaterhouseCoopers LLP ("PwC") serve as the independent registered public accounting firm for the Company for the fiscal year ending December 31, 2024. PwC and its predecessors have audited the Company's accounts since 1993. A representative of PwC typically attends the Annual Meeting, and such representative will have the opportunity to make a statement and be available to respond to appropriate questions. The Audit Committee submits the selection of PwC for shareholders' ratification at the Annual Meeting. If the shareholders do not give approval, the Audit Committee will reconsider its selection. The affirmative vote of the holders of a majority of shares represented at the Annual Meeting is required for this proposal to be ratified.

Report of the Audit Committee

Purpose

The primary purpose of the Audit Committee is assisting the Board of Directors in fulfilling its independent and objective oversight responsibilities by:

- Ensuring the integrity of the Company's accounting functions and proper internal control over financial reporting,
- Ensuring the Company's compliance with legal and regulatory requirements;
- Reviewing the independent registered public accounting firm's qualifications, and
- Overseeing the performance of the Company's internal audit function.

The Audit Committee schedules its meetings with management and the independent registered public accounting firm (currently PwC) at least once each quarter. Additionally, the Audit Committee meets separately in an executive session with the independent registered public accountants and internal auditors. Further details of the Audit Committee's functions are located in the section entitled "Board Structure - Board Committees - Audit Committee" above. The Audit Committee Charter is available for viewing on SCI's website, **https://investors.sci-corp.com/ governance** and available in print to anyone who requests it.

Committee Membership and Appointment

Each member of the Audit Committee is independent, as defined by the New York Stock Exchange ("NYSE") rules, financially literate, and is limited to serving on no more than three audit committees of public companies. The Board of Directors has designated all members of the Audit Committee as Financial Experts as defined by the rules of the Securities and Exchange Commission. In 2023, Sara Martinez Tucker was named as Chair of the Audit Committee.

The Audit Committee complies with all applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations of the Securities and Exchange Commission (the "SEC") and the NYSE on which the Company's securities are listed, including those related to independence, as applicable.

Audit Committee Responsibilities

The Audit Committee relies on the work and assurance of the Company's management, which is responsible for establishing and maintaining adequate internal control over financial reporting, preparing the consolidated financial statements and other reports, and maintaining policies relating to legal and regulatory compliance.

The independent registered public accounting firm is responsible for performing an independent audit of the annual consolidated financial statements and expressing an independent opinion on compliance of those financial statements under the United States Generally Accepted Accounting Principles, and expressing an opinion on the effectiveness of the internal controls of the Company.

The Audit Committee reviews and discusses the following with management and the independent auditors:

- Quarterly financial statements and the annual audited financial statements of the Company, including the Company's specific disclosures included in Management's Discussion and Analysis of Financial Condition and Results of Operations;
- Earnings releases and guidance provided to analysts and rating agencies;
- Any major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of accounting principles; and
- Issues as to the adequacy of the Company's internal controls, including those related to cybersecurity, and any special steps adopted in light of material control deficiencies.

Meeting Structure

The Audit Committee may request that any Director, Officer, or associate of the Company, or other persons whose advice and counsel are sought by the Committee, attend any meeting of the Committee to provide information requested by the Committee. Subject to any limitations set forth in the Corporate Governance Guidelines of the Company, the Committee may exclude from its meetings any person(s) it deems appropriate to carry out its responsibilities.

The Committee provides reports to the Board of Directors and keeps written minutes of its meetings. The Committee reviews with the Board of Directors any issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance and independence of the Company's independent public accountants, and the performance of the internal audit function.

The Audit Committee reviewed and discussed the audited financial statements with management of the Company and with the independent registered public accounting firm. Specifically, the Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by the Public Company Accounting Oversight Board's Auditing AS 1301 (Communications with Audit Committees), as modified or supplemented. Discussions occurred with management and the independent public accountants about the quality (and not merely the acceptability) of the Company's accounting principles, the reasonableness of significant estimates and judgments, and the transparency of disclosures in the Company's consolidated financial statements.

Finally, the Audit Committee has also received written disclosures in a letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's independence, and has discussed with the independent registered public accounting firm their independence from the Company and its management. This review also included discussions of audit and non-audit fees as well as an evaluation of the Company's significant financial policies and accounting systems and controls.

The Audit Committee reviewed the independence of the independent registered public accounting firm considering the compatibility of their non-audit services with maintaining their independence from the Company. Based on our review, the Audit Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2023, for filing with the Securities and Exchange Commission.

AUDIT COMMITTEE

| **Sara Martinez Tucker, Chair** | **Jakki L. Haussler** | **Victor L. Lund** | **C. Park Shaper** |

Audit Fees and All Other Fees

The Audit Committee has adopted a policy that requires advance approval of all audit, tax services, and other services performed by the independent registered public accounting firm. The policy permits the Audit Committee to grant pre-approval for specifically defined audit and non-audit services. As such, all of the fees set forth below were pre-approved by the Audit Committee.

	Audit fees[1]	Audit-related fees[2]	Tax[3]	All other fees[4]	Total
2023	$ 7,018,500	$ 139,500	$ 329,100	$ 41,418	$ 7,528,518
2022	$ 6,586,817	$ 155,496	$ 202,825	$ 85,894	$ 7,031,032

[1] Fees associated with the annual audit of the Company's consolidated financial statements in Form 10-K and the effectiveness of the Company's internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act, the reviews of the Company's quarterly reports on Form 10-Q, and fees related to statutory audits.

[2] Audit-related fees in both periods related to statutory procedures performed in Canada.

[3] Fees for tax services for both years were related to LLC tax return preparation for our consolidated trust funds.

[4] All other fees were for the Company's disclosure checklist tool, research database licensing, and an employee educational tool in both years.

PROPOSAL 3

Advisory Vote to Approve Named Executive Officer Compensation

The Board of Directors recommends that Shareholders vote **"FOR"** advisory approval of the resolution regarding compensation of our Named Executive Officers (as set forth in this Proxy Statement).



In accordance with Section 14A of the Exchange Act and the related SEC rules, we are asking shareholders to approve, on an advisory and annual basis, the compensation of our Named Executive Officers as disclosed in the Compensation Discussion and Analysis, the compensation tables, and any related material contained in this Proxy Statement. This proposal, commonly known as a "say-on-pay" proposal, gives shareholders the opportunity to endorse or not endorse our executive pay program and policies through the following resolution:

"Resolved, that the shareholders approve the compensation of our Named Executive Officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables, and any related material contained in our Proxy Statement."

The compensation of our Named Executive Officers is based on a program that ties a substantial percentage of an executive's compensation to the attainment of financial and other performance measures the Compensation Committee believes promote the creation of long-term shareholder value and position the Company for long-term success. As described more fully in the Compensation Discussion and Analysis, the mix of fixed and performance-based compensation and the terms of annual and long-term incentive awards are all designed to enable the Company to attract and maintain top talent while creating a close relationship between performance and compensation. The Compensation Committee and the Board of Directors believe that the design of the program and the compensation awarded to Named Executive Officers under the current program fulfill this objective.

We urge shareholders to read the Compensation Discussion and Analysis section of this Proxy Statement, which discusses in detail how our compensation programs and practices achieve the Compensation Committee's objective of linking pay and performance.

Although the vote is non-binding, the Compensation Committee will review the voting results in connection with their ongoing evaluation of the Company's compensation program. The Committee in recent years has considered the feedback from shareholders in making specific compensation plan changes. Our compensation plan was well received by our shareholders as reflected in our annual say-on-pay vote in 2023 when almost 84% of the shares voted were in favor of the Named Executive Officer compensation. Approval of this proposal is subject to the approval of a majority of the holders of shares of the Company's common stock present in person or represented by proxy and entitled to vote at the Annual Meeting. Each holder of our common stock is entitled to one vote for each share held. Abstentions will have the same effect as a vote AGAINST this proposal. Broker non-votes are not counted.

Compensation Discussion and Analysis

Introduction

This Compensation Discussion and Analysis has been prepared by our management and reviewed by the Compensation Committee of our Board of Directors. This discussion provides information and context regarding the compensation paid to our Chief Executive Officer, Chief Financial Officer, and the other three most highly-compensated executive officers in 2023, all of whom are collectively referred to as the "Named Executive Officers" or "NEOs". Our NEOs for 2023 were:

Thomas L. Ryan	Chairman of the Board and Chief Executive Officer
Eric D. Tanzberger	Senior Vice President, Chief Financial Officer
Sumner J. Waring, III	Senior Vice President, Chief Operating Officer
Steven A. Tidwell	Senior Vice President, Sales and Marketing
Elisabeth G. Nash	Senior Vice President, Operations Services

The Company's executive compensation policies are designed to provide aggregate compensation opportunities for our executives that are competitive in the business marketplace and that are based upon Company and individual performance. Our foremost objectives are:

- aligning executive pay and benefits with the performance of the Company and shareholder returns while fostering a culture of highly ethical standards and integrity, and

- attracting, motivating, rewarding, and retaining the broad-based management talent required to achieve our corporate objectives.

Executive Summary

Pay for Performance and Corporate Strategy

We have aligned our executive compensation programs with our long-term strategy. Actions taken to achieve the performance compensation measures are creating long-term value for our shareholders and other stakeholders.

Our Strategy: Grow Revenue, Leverage Scale, and Invest Capital





GROW REVENUE:
We plan to grow revenue by remaining relevant to our customers as their preferences evolve through a combination of price, product, and service differentiation strategies. Growing our preneed sales will drive future revenue growth. In 2023, revenue was $4.1 billion and we sold over $2.6 billion in preneed funeral and cemetery sales production.



LEVERAGE SCALE:
We leverage our scale by optimizing our network through the use of technology, which benefits our preneed backlog. Our scale also enables us to achieve cost efficiencies by maximizing our purchasing power and utilizing economies of scale through our supply chain channel.

IMPLEMENTING OUR CORE STRATEGY ALLOWS US TO CREATE SHAREHOLDER VALUE

Growing revenue and leveraging our scale increases cash flow, which enables us to:



INVEST CAPITAL:
We continue maximizing capital investment opportunities in a disciplined and balanced manner to deliver the highest relative return. Our priorities for investing our capital are: 1) investing in acquisitions and building new funeral service and cemetery locations, 2) managing debt, and 3) returning excess cash to shareholders. In 2023, we invested $167 million in acquisitions and new build opportunities and returned $713 million to shareholders through dividends and share repurchases.

Performance Compensation Measures

Annual Performance-Based Incentive Plan:

- Normalized Earnings Per Share: Growth is the result of growing revenue and leveraging our scale, which in turn, enhances shareholder value.

- Normalized Free Cash Flow Per Share: Growth in normalized free cash flow per share is tied directly to our strategy to increase our cash flow and effectively invest capital. Growth in this metric reflects current performance of the Company and enhances shareholder value.

- Comparable Preneed Production: Comparable preneed production is the percentage of growth over prior year in combined total preneed funeral sales production and total preneed cemetery sales production at comparable same-store locations in US and Canadian currency. Preneed sales production is driving current and future market share growth, adding stability to our future revenue stream and creating future value for our shareholders.

- ESG Modifier - Customer Satisfaction Ratings: Inclusion of our customer satisfaction rating, specifically Google stars, aligns our NEOs' compensation with our operational performance and success in remaining relevant with our customers.

Long-Term Incentive Plan:

- Total Shareholder Return: As we grow revenue and leverage our scale, we increase our cash flow allowing the Company to invest capital and deliver superior total shareholder return.

- Modifier - Normalized Return on Equity: Growth in return on equity is the long-term result of effectively implementing our core strategy of growing revenue and investing capital as described above.

Performance Summary

Our management has a strong focus on delivering profitable growth and returning value to our shareholders utilizing our long-term growth strategy as discussed above. This long-term focus has contributed significantly to the Company's total shareholder return (TSR) over several years as illustrated below.

SCI TSR COMPARED TO S&P 500



As of December 31, 2023 and includes the reinvestment of dividends | Source: S&P Capital IQ

2023 Company Performance

The Company delivered solid financial results in 2023; however, as expected, results declined compared to the prior year which was heavily impacted by the COVID-19 pandemic.

- Adjusted earnings per share was $3.47, which represents a 16% growth on a compounded annual basis since pre-pandemic 2019.

- Adjusted operating cash flow increased 6.9% over the prior year to $882 million, well above the high end of our expectations.

- Total preneed funeral and cemetery sales production increased by 1.3% over the prior year to $2.6 billion.

- Enhanced total company value by investing capital of $167 million in acquisitions and new build opportunities and returning $713 million to shareholders through dividends and share repurchases.

- Achieved a total shareholder return (TSR) of 347% over the last ten fiscal years, significantly outpacing the return of the S&P 500 of 211%.

2023 Company Performance Measures

Earnings Per Share (EPS)



Operating Cash Flow (OPCF) (in millions)



Preneed Sales Production (in millions)



GAAP - Generally Accepted Accounting Principles

Adjusted Earnings Per Share and Adjusted Operating Cash Flow are non-GAAP financial measures. Please see Annex A in this Proxy Statement for disclosures and reconciliations to the appropriate GAAP measure.

Key Features of Our Compensation Programs

Over the course of the past several years, the Compensation Committee, in conjunction with senior management, improved the alignment of our compensation programs with the interests of our shareholders. In addition, the Committee modified or eliminated certain components of our compensation programs to better align the programs with prevailing market practice. The following are highlights of our compensation programs, including our emphasis on pay commensurate with performance and actions taken to align aspects of our programs with evolving market standards.

What We Do

✔ **We pay for performance.** A significant portion of the compensation of our Named Executive Officers is directly linked to the Company's performance, as demonstrated by the historical payouts related to our annual and long-term incentive plans. (see page **45** for compensation breakdown)

✔ **We require stock ownership.** Our stock ownership guidelines require each of the Company Officers to hold Company stock with a value linked to a multiple of their respective salaries and to retain all SCI stock acquired from grants of restricted stock and stock options (net of acquisition and tax costs and expenses) until stock ownership guidelines are met.

✔ **We have claw-back provisions.** Our claw-back provisions may be triggered in certain circumstances. If triggered, the provisions allow the Company to recoup annual performance-based incentives, stock options, restricted stock, and performance units. (see page **52** for further details)

✔ **We seek independent advice.** We engage independent consultants to review executive compensation and provide advice to the Compensation Committee.

✔ **We have an ongoing shareholder outreach program.** As part of our commitment to effective corporate governance practices, we regularly engage with shareholders. We specifically discuss executive compensation along with other important governance topics regularly as part of our outreach program. In 2023, we engage with shareholders representing approximately 57% of the Company's common stock as part of our Proxy Outreach program. (see page **8** for further details)

What We Don't Do

✘ **We do not allow tax gross-ups.** We do not provide tax gross-ups in our compensation programs, and we do not have provisions in our executive employment agreements that provide for tax gross-ups in the event of a change of control of the Company.

✘ **We do not allow hedging or pledging.** Our policies prohibit Officers and Directors from hedging or pledging their SCI stock ownership.

✘ **We do not allow the repricing of stock options.** Our policies prohibit subsequent alterations of stock option pricing without shareholder approval.

✘ **Starting with our 2022 grants, we do not provide single-trigger equity vesting upon a change-in-control.**

Consideration of 2023 "Say-on-Pay" Vote

At our Annual Meeting of shareholders held on May 2, 2023, 83.7% of the shares voted were in favor of the proposal to approve Named Executive Officer compensation ("say-on-pay" vote). The Compensation Committee believes this indicates a substantial majority of our shareholders are satisfied with our executive compensation policies and decisions, and that our executive compensation program effectively aligns the interests of our Named Executive Officers with the interests of our shareholders. In early 2023, we engaged with shareholders representing approximately 57% of the Company's common stock prior to our Annual Shareholder Meeting. Through our ongoing shareholder outreach efforts each year, we better understand the viewpoints of our shareholders and are able to explain how our decisions align with our strategic goals.

In May 2023, we disclosed that at our 2023 annual meeting, shareholders voted in favor of holding annual say-on-pay votes. In accordance with this vote, the Company will hold say-on-pay votes annually, until the next required vote on the frequency of shareholder votes on executive compensation, which in accordance with applicable law, is scheduled to occur at the 2029 annual meeting.

Compensation Philosophy and Process

The Company's compensation philosophy is to align executive compensation with the performance of the Company and the individual by using several compensation components for our executives.

Our overall compensation philosophy provides target direct compensation opportunities within a competitive range of target pay levels among general industry companies of comparable size and scope (see the "**Peer Comparator Group**" in **Annex B** in this Proxy Statement). Incentive programs provide opportunities to exceed target compensation levels through annual and long-term incentives paid in cash and stock. However, if performance targets are not met, then the resulting performance-based award payouts will be below target levels. We believe these target levels of direct compensation are appropriate to motivate, reward, and retain our executives, each of whom has leadership talents and expertise that make them attractive to other companies. When making annual compensation decisions, the Compensation Committee reviews each Named Executive Officer's total compensation, as well as the compensation components, for reasonableness and comparability to market levels and the prior year's compensation.

The Compensation Committee reviews comparative market information, including benchmarking data presented by the Committee's independent compensation consultant, Meridian Compensation Partners, LLC ("Meridian") - see page **54** of this Proxy Statement for further information on the Compensation Committee's retention of Meridian. For the Chairman and CEO, the Compensation Committee is responsible for the final determination of all components of compensation, but requests input and recommendations from Meridian. For other Named Executive Officers, the Compensation Committee receives additional recommendations from our CEO for all components of compensation. On the basis of its review of market data, input from the CEO and Meridian, and other relevant factors, the Compensation Committee sets each Named Executive Officer's annual base salary, annual performance-based incentives, and long-term incentives for that year.

In 2023, the Compensation Committee reviewed total compensation design components and determined that the risks arising from the Company's compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company.

CEO Pay and Performance Alignment

The graph below displays the relationship between our CEO's total annual compensation and the five-year total shareholder return of the Company and the S&P 500. The Company realized total shareholder return (TSR) of 85% over the last five fiscal years, slightly underperforming the return of the S&P 500 TSR of 107%.

CEO PAY AND PERFORMANCE ALIGNMENT



(1) A change in the denomination of the performance unit plan created a temporary distortion in the disclosure of 2019 total compensation by "doubling up" previous performance plan grants, which were disclosed when paid, with the initial inclusion of the 2019 performance plan grant values.

Total Direct Compensation Pay Components

The graphs below display the CEO's and other NEOs' mix of total direct compensation, with each component expressed as a percentage of total direct compensation.

CEO DIRECT COMPENSATION



- **11%** Annual Base Salary
- **13%** Annual Performance-Based Incentive Compensation
- **66%** Long-Term Incentive Compensation
- **10%** Other Compensation

OTHER NEO DIRECT COMPENSATION



- **20%** Annual Base Salary
- **17%** Annual Performance-Based Incentive Compensation
- **50%** Long-Term Incentive Compensation
- **13%** Other Compensation

IN 2023, ALMOST 80% OF OUR CEO'S COMPENSATION AND OVER 65% OF OUR OTHER NEOs' COMPENSATION WAS PERFORMANCE BASED OR STOCK BASED COMPENSATION.

Compensation Elements Link to Shareholder Value

We have aligned our executive compensation programs with the interests of our shareholders and our corporate strategy through various measures that drive our business. See the following pages for more details on the elements of our compensation program and how it is linked to our corporate strategy and shareholders' interests.

% of 2023 Compensation for CEO and Other NEOs

11%
13%
66%
10%
CEO
20%
17%
50%
13%
Other NEO

Component	Description	Link to Shareholder Value	How We Determine Amount
Annual Base Salary page **47**	Fixed cash element of compensation established within a competitive range of benchmark pay levels.	Serves to attract and retain executive talent capable of driving superior performance.	We consider individual performance, oversight responsibility, and competitive benchmarking.
Annual Performance-Based Incentive Compensation page **47**	Performance–based element of compensation tied to the attainment of performance measures, which is paid in cash. The 2023 Plan includes an ESG modifier based on Google star ratings (online customer satisfaction ratings).	Rewards the achievement of short-term financial and operational objectives we believe are primary drivers of long-term shareholder value.	The Compensation Committee establishes performance metrics that will drive the current performance of the Company and enhance shareholder value. The 2023 measures included: • Normalized Earnings Per Share • Normalized Free Cash Flow • Comparable Preneed Sales Production • ESG Modifier - Google star ratings (online customer satisfaction ratings)
Long-Term Incentive Compensation page **49**	**Stock Options** – granted at an exercise price equal to 100% of the fair market value of SCI common stock on the grant date and vest at a rate of 1/3 per year.	Aligns the long-term interest of the NEOs with the shareholders and rewards growth in the value of our stock price.	The Compensation Committee considers several factors in determining the total long-term incentive compensation including Peer Comparator Group benchmark pay levels, the individual performance of each NEO, the job responsibilities of each NEO, and the overall Company performance in light of the current economic environment. Once the total target value is established for each NEO, we calculate and grant to the NEO (i) the number of stock options with a value equal to one-third of the total target value, (ii) the number of shares of restricted stock with a value equal to one-third of the total target value, and (iii) the number of performance units with a value equal to one-third of the total target value.
	Restricted Stock – awards are made in February each year at the same time as the stock option grants and vest at a rate of 1/3 per year.	Supports the retention of key executive and management talent and fosters a culture of ownership.	
	Performance Units – the performance unit plan, denominated in shares, measures the three-year total shareholder return ("TSR") relative to the S&P MidCap 400® index and is governed by a normalized return on equity (ROE) benchmark floor tied also to the S&P MidCap 400® index.	Incentivizes management to achieve Company TSR and ROE performance that exceeds the broader market over a multi-year period.	
Other Compensation page **51**	**Retirement Plans** – Executive Deferred Compensation Plan and 401(k) Plan.	Provides financial security for retirement.	The Compensation Committee periodically reviews executive benefits and perquisites as compared to prevalent practices of other organizations.
	Perquisites and Personal Benefits – reasonable benefits as described on page **51**.	Enhances executive performance by facilitating effective management of personal matters.	

Annual Base Salary

We target the base salary levels of our Named Executive Officers ("NEOs") within a competitive range of benchmark pay levels defined in the competitive benchmarking study described on page **54**. We believe these levels are appropriate to motivate and retain our NEOs, who each have leadership talents and business expertise that make them attractive to other companies. In addition, when adjusting salaries, we may also consider the individual performance of the executive. In the first quarter of 2023, the Compensation Committee made the adjustments reflected below based on consideration of benchmark pay levels for each executive and in recognition of the officers' strong performance during 2022.

	2023 Salary	2022 Salary	$ Change	% Change
Thomas L. Ryan	$ 1,200,000	$ 1,200,000	$ —	—%
Eric D. Tanzberger	650,000	630,000	20,000	3.2%
Sumner J. Waring, III	650,000	630,000	20,000	3.2%
Steven A. Tidwell	580,000	560,000	20,000	3.6%
Elisabeth G. Nash	540,000	520,000	20,000	3.8%

Annual Performance-Based Incentives Paid in Cash

We use annual performance-based incentives paid in cash to focus our NEOs on financial and operational objectives that the Compensation Committee believes are primary drivers of shareholder value over time. In the first quarter of 2023, the Compensation Committee established the performance measures as the basis for annual performance-based incentive awards for our NEOs.

Incentive Targets

The Compensation Committee established each NEO's target opportunity for 2023 consistent with our overall compensation philosophy to align compensation with our performance and to motivate and retain the executive level talent. The target award opportunities were generally positioned within the mid-range of the competitive benchmark market data. If SCI achieved the performance targets established by the Compensation Committee, NEOs would receive incentive awards at this targeted level. Actual incentive awards may be higher or lower than the target levels based on SCI's performance relative to the performance goals. The range of performance goals established a lower threshold to achieve a minimal annual performance-based incentive but with a higher threshold to achieve a payout at or near the maximum award of 200% of the targeted incentive levels. The award is based on base salary on the last day of the measurement period. The Compensation Committee will occasionally make adjustments of the target award opportunities based on consideration of benchmark pay levels for each executive and in recognition of strong performance. The target award opportunities for the NEOs for 2023 were as follows.

	Target Award Opportunity (% of Base Salary)
Thomas L. Ryan	135%
Eric D. Tanzberger	100%
Sumner J. Waring, III	100%
Steven A. Tidwell	80%
Elisabeth G. Nash	80%

Performance Measures

We believe normalized earnings per share and free cash flow per share drive the performance of the Company and enhance shareholder value. Comparable preneed cemetery property production is a key driver of current performance, as we are generally able to recognize this revenue at the time of sale when the property is ready and available for use and the receivable from the customer is deemed collectible. While recognition of all other comparable preneed funeral and cemetery production is generally deferred and does not have an immediate impact on earnings, such production is driving future market share growth, adding stability to our future revenue stream, and creating future value for our shareholders over the long term. The 2023 performance measures were similar to the performance measures utilized in 2022 and are outlined below:

- Normalized Earnings per Share, which we calculated by applying a 2023 targeted 24.5% effective tax rate to the Company's calculation of its reported diluted earnings per share and further adjusting to exclude certain non-routine items as described below. The targeted effective tax rate is held constant for calculating our incentive compensation and therefore does not change throughout the year.

- Normalized Free Cash Flow per Share, which we calculated by beginning with our cash flows from operating activities and (1) deducting 2023 forecasted capital improvements at existing facilities and capital expenditures to develop cemetery property, (2) utilizing the forecasted amounts of cash taxes paid in 2023 related to normal operating activities, and (3) dividing the result by the reported weighted average diluted number of shares outstanding in 2023.
- Comparable Preneed Production is the percentage of growth over prior year of combined total preneed funeral sales production and total preneed cemetery sales production at comparable same-store locations in US and Canadian dollars with no currency impact.
- ESG Modifier - Inclusion of customer satisfaction ratings, specifically Google stars, aligns our NEOs' compensation with our operational performance and success in remaining relevant with our customers.

The Compensation Committee believes it is appropriate to exclude certain non-routine items from the performance measures to encourage appropriate decision-making regarding operations and capital investments. For 2023, the Compensation Committee approved the exclusion of net gains or losses on dispositions, currency gains/losses, losses associated with the early extinguishment of debt, and estimates of certain legal matters. The Compensation Committee also considered a level of share repurchases in 2023 consistent with our historical experience in setting the targets. The difference between the target and actual repurchases did not materially affect the attainment of the normalized earnings per share or normalized free cash flow per share performance measures.

For 2023, we weighted each of the performance measures at one-third. The Compensation Committee established ranges for performance measures and their related payouts as a percentage of the target award for the performance period from January 1 through December 31, 2023. We calculated awards for performance levels between threshold and target or target and maximum using straight-line interpolation.

As part of the 2023 plan, the annual performance-based incentive also included an ESG modifier based on a non-financial measure related to online customer satisfaction ratings, specifically Google stars, aligning our NEOs' compensation with our operational performance and success in remaining relevant with our customers. This modifier allows the Compensation Committee to adjust the annual performance-based incentive downward if our online customer satisfaction ratings fall below an average of 4.25. For 2023, we exceeded the target with an average rating of 4.65; therefore, the annual performance-based award payout was not modified.

The 2023 performance targets, SCI's actual performance, and resulting payout percentages are set forth below.

2023 PERFORMANCE TARGETS AND ACTUAL PERFORMANCE

Performance Measure	2023 Performance	Threshold[1]	Target[2]	Max[3]	Payout Percentage
Normalized Earnings Per Share	$3.44	$3.33	$3.60	$3.87	41%
Normalized Free Cash Flow Per Share	$3.28	$2.75	$3.02	$3.29	198%
Comparable Preneed Production[4]	100.9%	99.5%	103.0%	106.5%	37%

92%

2023 Total Payout Percentage (of Target)

(1) Any performance above threshold but less than target results in a payout of up to 100%.

(2) Performance at target results in a 100% payout; performance above target but less than max results in payout between 100% and 200%, respectively.

(3) Performance at max or above max results in a 200% payout.

(4) Expressed as a percentage of comparable 2023 performance compared to 2022.

As a result of the foregoing and giving effect to the weightings described above, our NEOs earned annual performance-based incentives paid in cash at 92% of their individual incentive targets. The actual dollar amounts of the payouts are set forth in footnote (3) to the Summary Compensation Table on page **55**.

Long-Term Incentive Compensation

We believe that the grant of annual equity-based awards further aligns the interests of our NEOs with those of the Company's shareholders. To best align these interests, we grant our NEOs a mix of equity awards, which include stock options, restricted stock, and performance units. These long-term incentive ("LTI") award vehicles are important components of total compensation.

In February 2023, the Compensation Committee set each NEO's 2023 total target value of long-term incentive compensation. In developing this total target value, the Compensation Committee considered several factors including Peer Comparator Group benchmark LTI pay levels, the individual performance of each NEO, the job responsibilities of each NEO, and the overall Company performance in light of the then current economic environment. Once the target value was established for each NEO, we calculated and granted to the NEO (i) the number of stock options that had a value equal to one-third of the total target value, (ii) the number of shares of restricted stock that had a value equal to one-third of the total target value, and (iii) the number of performance units that had a value equal to one-third of the total target value. The grants were made in February 2023.

This mix of equity awards is designed to focus our NEOs on driving an appropriate culture and healthy operating platform for the Company, managing our on-going risk profile, and implementing strategies to generate superior total long-term shareholder returns.

Stock Options

Stock options provide NEOs a reward value that is directly attributable to their ability to increase the value of the business and our stock price. Stock options are granted at an exercise price equal to 100% of the fair market value of SCI common stock on the grant date. Stock options vest at a rate of one-third per year and have an eight-year term.

Restricted Stock

Restricted stock with service-based vesting provisions promotes retention of our NEOs and encourages stock ownership. The restricted stock awards vest at a rate of one-third per year.

Performance Units

Performance units reward NEOs for the delivery of shareholder returns that compare favorably to similarly available public company investments over a multi-year period. Effective for the 2022 performance unit awards, the performance unit plan measures the three-year total shareholder return ("TSR") relative to the constituents of the S&P MidCap 400 index. SCI does not have many direct performance peers; the Compensation Committee determined that the S&P MidCap 400 is an appropriate comparator set for measuring Relative TSR as it reflects our broad competition for investor capital. Prior to 2022, SCI's relative TSR was measured against a set of public companies having strong share price correlation with SCI. Performance units are denominated in shares, which improves shareholder alignment as the underlying unit value fluctuates with stock price.

Relative TSR is defined as the percentage computed from $100 invested in SCI common stock on the first day of the performance cycle, with dividends reinvested, compared to $100 invested in each of the public companies in the S&P MidCap 400 index, with dividend reinvestment during the same period. Relative TSR is an appropriate metric because it (i) aligns the interests of management with the interests of shareholders and (ii) provides a useful means of comparing Company performance relative to the broader market.

The performance units also apply a normalized return on equity (ROE) modifier to the TSR metric. The normalized ROE modifier reduces the indicated performance unit payout by 25% if SCI's average normalized ROE over the three-year performance period does not outperform the three-year ROE average of the S&P MidCap 400® companies. For the 2021-2023 performance period, the average normalized ROE for SCI was 32.2%; therefore, the performance unit award payout was not modified. Starting with the 2021 performance unit grants, the ROE modifier threshold requires SCI to outperform the three-year ROE average of the S&P MidCap 400® companies for the relative performance period instead of the prior threshold of 15%. The S&P MidCap 400® (of which SCI is included) provides a benchmark of our performance to companies with which we compete for investor capital at the time the performance units are granted. We cap performance unit payments at the Target amount if our absolute TSR is negative.

PERFORMANCE TARGETS AND 2021-2023 ACTUAL PERFORMANCE


SCI Weighted Average Total Shareholder Return Ranking Relative to Comparator Group at End of Performance Cycle
75th Percentile
50th Percentile
25th Percentile
Threshold
Target
Maximum
SCI(2)
Award Payout Level
2021-2023 Performance Cycle Against Peers
Above 75th Percentile
200% Award Payout
_% 20% 40% 60% 80% 100% 120% 140% 160% 180% 200%
% of Target Award Paid as Incentive(1)

(1) Calculation of awards for performance levels between threshold and target or target and maximum are calculated using straight-line interpolation.

(2) SCI's three-year 2021-2023 TSR performance was 46%, which was above the 75th percentile relative to the 2021-2023 PUP comparator group in Annex C, resulting in a 200% award payout.

For the 2023-2025 performance cycle, the Compensation Committee granted performance units with performance opportunities ranging from 0% to 200% of the share units as set forth below in the "Grants of Plan-Based Awards" table. A target award is earned if SCI's relative TSR ranking is at the 50th percentile of the TSR of the constituents of the S&P MidCap 400 index at the end of the performance cycle at December 31, 2025.

PERFORMANCE UNIT RANGE OF PAYOUTS

Award Payout Level	SCI Weighted Average Total Shareholder Return Ranking Relative to Comparator Group at End of Performance Cycle	% of Target Award Paid as Incentive(1)
Maximum	75th Percentile or greater	200%
Target	50th Percentile	100%
Threshold	25th Percentile	25%
Below Threshold	Less than 25th Percentile	—%

(1) Calculation of awards for performance levels between threshold and target or target and maximum are calculated using straight-line interpolation.

Other Compensation

Retirement Plans

To help retain and recruit executive level talent, the Company implemented an Executive Deferred Compensation Plan in 2005. This plan allows for an annual retirement contribution by the Company of up to 7.5% of eligible compensation and a performance-based contribution targeted at 7.5%, with a range of 0% to 15% based on achievement of Company performance measures established in the first quarter of each year. These are the same performance measures described in the annual performance-based incentives paid in cash above. The percentages are applied to the combined eligible compensation of base salary and annual performance-based incentives paid in cash. In addition to the Company contributions, the plan allows for individual deferral of base salary, annual performance-based incentives paid in cash, restricted stock awards, and performance unit awards. The plan also allows for the restoration of Company matching contributions that are prohibited in the Company's 401(k) plan due to tax limits on contributions to qualified plans. In February 2024, the Company made the following contributions under the plan with respect to 2023 service and performance for our NEOs:

Name	7.5% Retirement Contribution	Performance Contribution	Total
Thomas L. Ryan	$ 201,744	$ 185,544	$ 387,288
Eric D. Tanzberger	93,585	86,070	179,655
Sumner J. Waring, III	93,585	86,070	179,655
Steven A. Tidwell	75,506	69,442	144,948
Elisabeth G. Nash	70,298	64,653	134,951

We also offer a 401(k) plan to our associates, including our NEOs. In 2000, the Company initiated the 401(k) Retirement Savings Plan for elective contributions by participants and matching contributions by the Company up to prescribed limits established by the Board of Directors and specific IRS limitations. Participants may elect to defer up to 50% of salary and bonus into the Plan subject to the annual IRS contribution limit of $23,000, excluding the $7,500 catch-up contributions for eligible participants age 50 and older. The Company's match ranges from 75% to 125% of employee deferrals based on their years of Company service. The match is applied to a maximum of 6% of an associate's salary and annual performance-based incentive, subject to the IRS compensation limits.

Perquisites and Personal Benefits

We provide various perquisites and personal benefits to our NEOs that the Compensation Committee views as an important component of competitive compensation. These benefits are designed to attract, motivate, reward, and retain the executive talent required to achieve our corporate strategy:

- Financial and legal planning and tax preparation — encourages critical document preparation and financial planning advice for effective tax and retirement planning.
- Supplemental medical reimbursements — this insured benefit product covers out-of-pocket medical expenses, exclusive of required premium contributions by participants in the Company's medical and dental plans, and is a valued benefit provided at a modest annual cost per participant.
- Enhanced life insurance — this life insurance program generally covers approximately 3.5 times the NEO's annual salary and target bonus.
- Use of Company aircraft — our NEOs are allowed limited use of leased aircraft for personal reasons in accordance with the Company's usage policy approved by the Board of Directors.

Personal benefit amounts are not considered annual salary for bonus purposes, deferred compensation purposes, or 401(k) contribution purposes. The Compensation Committee periodically reviews executive benefits and perquisites as compared to prevalent practices of other organizations.

Further Executive Compensation Practices and Policies

Provisions Regarding Clawbacks

Executive Officers

In 2023, we adopted an incentive award recoupment policy for seeking the return (clawback) of excess incentive-based compensation that executive officers received that is based on a material error in a previously issued financial statement resulting in a required accounting restatement. The scope of potential recovery extends to incentive-based compensation received by any current or former executive officer who served at any time during the three fiscal years prior to when a restatement becomes required. Incentive compensation includes any cash bonus awarded under the Company's annual incentive plan and any equity-based awards granted pursuant to our Company's long-term incentive plans that are earned, paid/granted or vested wholly (or in part) upon the attainment of any financial reporting measure of the Company.

If the circumstances for recoupment are triggered, the Company could seek to recover from the executive officer the following erroneously awarded compensation:

• The amount of incentive compensation received that exceeds the amount of incentive compensation that otherwise would have been received had the amount of incentive compensation been determined based on the restated financial reporting measures, computed without regard to any taxes paid by the executive officer or by the Company on the executive officer's behalf.

• For incentive compensation based on total shareholder return or Company stock price, where the amount of erroneously awarded compensation cannot be recalculated from information in an accounting restatement, the amount of erroneously awarded compensation is based on a reasonable estimate by the Compensation Committee of the effect of the accounting restatement on the stock price or total shareholder return upon which the incentive-based compensation was received.

Under the policy, the Company may not provide executive officers with indemnity or insurance to insulate them from recovery. The policy applies to all compensation received on or after October 2, 2023.

Other Officers

In addition, we have provisions for seeking the return (clawback) from our Officers (who are not executive officers) of cash incentive payments and stock sale proceeds in certain circumstances involving fraud. These provisions cover the following elements of compensation: annual performance-based incentives paid in cash, stock options, restricted stock, and performance units. The provisions are triggered if the Board of Directors determines that an Officer has engaged in fraud that caused, in whole or in part, a material adverse restatement of the Company's financial statements. In such an event, the Company could seek to recover from the offending Officer the following:

• The actual annual performance-based incentive paid in cash to the Officer must be returned, but only if the original payment would have been lower if it had been based on the restated financial results.

• Vested and unvested options are cancelled and gains from sales of exercised stock options at any time after the filing of the incorrect financial statements must be returned.

• The gains from sales of restricted stock realized at any time after the filing of the incorrect financial statements must be returned and any remaining unvested restricted stock awards are forfeited.

• Any unpaid performance unit award is forfeited and Officer must repay the entire amount of the performance unit award payment if the award is paid after the ending date of the period covered by the incorrect financial statements.

Securities Trading and Investment Policy

The Board of Directors maintains a policy governing Directors and Officers with regard to transactions involving the Company's securities, including purchases and sales of common stock. Among other things, the policy provides guidelines on trading during "trading windows," confidentiality responsibilities, and reporting obligations. The policy was updated in 2023 to reflect the SEC's amendments to Rule 10b5-1, which relate to 10b5-1 trading plan requirements.

Stock Ownership Guidelines and Retention Requirements

We have stock ownership guidelines for Officers. Stock ownership is generally achieved through open market purchases of SCI stock, shares acquired in the Company-sponsored 401(k) plan, grants of restricted stock, and shares retained after exercise of stock options. The policy requires an Officer to retain all SCI stock acquired from grants of restricted stock and stock options (net of acquisition and tax costs and expenses) until that Officer has met the ownership guidelines.

For each Officer, the stock ownership guideline is the amount of SCI shares having a fair market value equal to a multiple of base salary as set forth in the following table. Measurement of stock ownership against the guidelines will be calculated once a year based on valuation of the shares held at year end utilizing the closing price of SCI common stock on the last trading day of the previous year. A new Officer has an initial period of five years to achieve the target ownership level.

The table below sets forth our current ownership guidelines for our NEOs and their holdings, excluding stock options, as of March 11, 2024 (further details are provided in the footnotes to the tables of Director and Officer shareholdings listed under the "Voting Securities and Principal Holders").

Title	Required Salary Multiple	Minimum Shares Required	Actual Salary Multiple	Actual Shares Owned
Thomas L. Ryan, Chairman of the Board and Chief Executive Officer	6	105,186	93	1,632,564
Eric D. Tanzberger, Senior Vice President and Chief Financial Officer	3	28,488	18	175,483
Sumner J. Waring, III, Senior Vice President, Chief Operating Officer	3	28,488	31	296,306
Steven A. Tidwell, Senior Vice President, Sales and Marketing	3	25,420	9	76,985
Elisabeth G. Nash, Senior Vice President, Operations Services	3	23,667	28	217,496

AT MARCH 11, 2024, OUR NAMED EXECUTIVE OFFICERS HAVE EXCEEDED THEIR OWNERSHIP GUIDELINE LEVELS FOR 2024.

Policies on Hedging and Pledging

In 2013, we established policies to prohibit Officers and Directors from hedging or pledging their SCI stock ownership. These policies apply only to Officers and Directors. All officers and members of the Board are prohibited from (i) purchasing any financial instrument that is designed to hedge or offset any decrease in the market value of their ownership of the Company's equity securities, including, but not limited to, prepaid forward contracts, options, puts, calls, equity swaps, collars, other derivative instruments, or any other similar type of financial transaction, or (ii) holding equity securities of the Company in a margin account or pledging equity securities of the Company as collateral for a loan or for any other type of financial transaction.

Employment Agreements and Termination Payment Arrangements

The Company has employment agreements with Thomas L. Ryan, Eric D. Tanzberger, Sumner J. Waring, Steven A. Tidwell, and Elisabeth G. Nash. These agreements have current terms expiring December 31, 2024. Annually, the Company may extend each agreement for an additional year unless notice of nonrenewal is given by either party.

The employment agreements articulate the terms and conditions of the NEOs' employment with the Company including termination provisions and noncompetition obligations. Each November, we review the list of the Named Executive Officers and other officers with employment agreements in effect and the terms and conditions of their employment and determine whether to extend, modify, or allow the agreements to expire.

Consistent with this review, our executive employment agreements do not include any obligation to pay tax gross-ups in the event of a change in control of the Company. In 2021, we replaced our executive employment agreements with updated terms (see page **61** for more information).

For further discussion of these employment agreements, refer to "Executive Compensation Tables - Executive Employment Agreements" below.

Our employment agreements and compensation plans have historically incorporated arrangements for certain payments upon change of control of the Company and for other terminations. We believe that these arrangements have been and are necessary to attract, motivate, reward, and retain the executive management talent required to achieve our corporate strategy. In the context of a possible acquisition or merger of the Company, we believe that change of control provisions (i) help focus our executives on strategic alternatives that would maximize shareholder value, and (ii) provide for personal financial security, thereby reducing a potential distraction for the executive. Our change of control and other termination payment arrangements do not affect decisions regarding other compensation elements. We structured the terms and payout of our arrangements based upon our historical practice and competitive considerations, including advice from an independent consultant and features that are commonly used by other publicly traded companies. We removed automatic single-trigger vesting upon change in control effective for equity awards granted in 2022.

For further discussion of termination arrangements, refer to "Executive Compensation Tables - Potential Payments Upon Termination" below.

How We Make Compensation Decisions

Role of the Compensation Committee

The Compensation Committee reviews the executive compensation program of the Company for its adequacy to attract, motivate, reward, and retain well-qualified executive officers who will maximize shareholder returns. The Compensation Committee also reviews the program for its direct and material relationship to the short-term and long-term objectives of the Company and its shareholders as well as the operating performance of the Company. To carry out its role, among other things, the Compensation Committee:

- Reviews appropriate criteria for establishing annual performance targets for executive compensation that are complementary to the Company's long-term strategies for growth;
- Determines appropriate levels of executive compensation by annually conducting a thorough competitive evaluation, reviewing proprietary and proxy information, and consulting with and receiving advice from an independent executive compensation consulting firm;
- Ensures the Company's executive stock plan, long-term incentive plan, annual incentive compensation plan, and other executive compensation plans are administered in accordance with compensation objectives; and
- Approves all new equity-based compensation programs.

Compensation Committee Interlocks and Insider Participation

Board members who served on the Compensation Committee during 2023 were Anthony L. Coelho, Jr., Ellen Ochoa, C. Park Shaper, and Marcus A. Watts. No member of the Compensation Committee in 2023 is an Officer or employee of the Company or any of its subsidiaries, or had any relationships requiring disclosure by the Company.

Role of Compensation Consultants

Compensation decisions are made by our Compensation Committee, based in part on input from independent consultants. Meridian has served as our independent advisor on executive compensation since 2010. Meridian is retained by and reports directly to the Compensation Committee, which has the authority to approve Meridian's fees and other terms of engagement. Services performed by Meridian for the Compensation Committee during 2023 included preparation of competitive benchmarking reviews regarding the executive and Director compensation, evaluation of proposed compensation programs or changes to existing programs, provision of information on current trends in executive compensation, and updates regarding applicable legislative and governance activity. Annually, the Compensation Committee reviews the fee structure, services, and performance of their independent consultants.

Compensation Benchmarking Tools

In November 2022, in its consideration of 2023 compensation for the NEOs, the Compensation Committee reviewed a competitive benchmarking study prepared by Meridian. The benchmarking study provided market data for each of the NEOs, reflecting pay rates for similar positions among a group of general industry companies (the "Peer Comparator Group"). The Compensation Committee used the competitive benchmark study as a reference point for assessing the overall competitiveness of our executive compensation program.

At the request of the Compensation Committee, Meridian developed the Peer Comparator Group for 2023 by reviewing a diversified group of companies that participated in the Equilar Executive Compensation Survey. Meridian developed the Peer Comparator Group based on company size parameters. The Compensation Committee believes this approach reflects an objective and credible methodology and results in an effective working range of competitive compensation benchmarks that appropriately considers the overall complexity of SCI's business model. For example, the Company sells preneed contracts (approximately $2.6 billion in 2023) that are substantially deferred into its growing backlog that will be recognized as future revenue at the time of need or when the services and merchandise are provided. These preneed contracts are administered by the Company over long periods of time, and the Company oversees the management and administration of approximately $8.1 billion in trust assets and related receivables, the earnings of which are typically deferred under GAAP. In addition, executive management oversees a people-centric business of 25,000 employees, including approximately 3,800 preneed sales personnel whose production may not initially impact revenue under GAAP. The Compensation Committee reviews the methodology and composition of the Peer Comparator Group annually and may consider modification to the methodology or source of data, as warranted.

The Peer Comparator Group used to inform 2023 pay decisions comprised 166 companies set forth in Annex B in this Proxy Statement, against which SCI is positioned near or above the median in terms of revenue, market capitalization, and enterprise value. The Peer Comparator Group does not include two direct industry competitors, Park Lawn Corporation and Carriage Services, Inc., as neither company met the relevant financial criteria for inclusion.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. The Committee reviewed the 2023 total compensation design components and determined that the risks arising from the Company's compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company. Based on such review and discussions, the Compensation Committee recommended to the Board of Directors that this Proxy Statement include this Compensation Discussion and Analysis.

COMPENSATION COMMITTEE

Ellen Ochoa, Chair	Anthony L. Coelho	C. Park Shaper	Marcus A. Watts

Executive Compensation Tables

Summary Compensation Table

The following table sets forth information for each year in the three-year period ended December 31, 2023 with respect to NEOs. The determination as to which executive Officers were most highly compensated was made with reference to the amounts required to be disclosed under the "Total" column in the table.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Stock Awards[1]	Option Awards[1]	Non–Equity Incentive Plan Compensation[2]	Change in Pension Value and Nonqualified Deferred Compensation Earnings[3]	All Other Compensation[4]	Total
Thomas L. Ryan	2023	$ 1,200,000	$ 5,155,621	$ 2,292,620	$ 1,489,914	$ —	$ 1,118,573	$ 11,256,728
Chairman of the Board	2022	1,200,000	4,483,147	2,203,060	3,120,000	—	1,729,976	12,736,183
Chief Executive Officer	2021	1,200,000	4,257,796	1,763,440	3,120,000	—	1,366,799	11,708,035
Eric D. Tanzberger	2023	650,000	1,310,454	584,955	597,805	—	486,410	3,629,624
Senior Vice President	2022	630,000	1,047,747	515,516	1,260,000	—	672,506	4,125,769
Chief Financial Officer	2021	620,000	994,901	411,219	1,116,000	—	563,099	3,705,219
Sumner J. Waring, III	2023	650,000	1,232,241	549,555	597,805	—	468,236	3,497,837
Senior Vice President	2022	630,000	987,299	484,673	1,260,000	—	677,640	4,039,612
Chief Operating Officer	2021	620,000	913,143	377,451	1,116,000	—	565,029	3,591,623
Steven A. Tidwell	2023	580,000	852,353	379,294	426,741	—	333,852	2,572,240
Senior Vice President	2022	560,000	732,919	360,200	896,000	—	494,628	3,043,747
Sales and Marketing	2021	550,000	690,166	285,152	880,000	—	413,314	2,818,632
Elisabeth G. Nash	2023	540,000	727,852	325,350	397,310	—	317,068	2,307,580
Senior Vice President								
Operations Services								

[1] The Stock Awards column, which includes the Performance Unit Plan denominated in shares, and the Option Awards column set forth the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. The assumptions made for the valuation of the awards are set forth in Note 11 to the consolidated financial statements included in the SCI 2023 Annual Report on Form 10-K.

[2] The Non–Equity Incentive Plan (EIP) column includes annual performance incentive paid in cash.

[3] This column previously set forth the change in the actuarial present value of each executive's accumulated benefit in 2022, and 2021 for the Supplemental Executive Retirement Plan for Senior Officers (Senior SERP). During the year ended December 31, 2021, Thomas L. Ryan's pension value declined $11,113, and Eric D. Tanzberger's declined $8,348. During the year ended December 31, 2022, Thomas L. Ryan's pension value declined $29,190, and Eric D. Tanzberger's declined $23,055. The assumptions made for quantifying the present value of the benefits are set forth in Note 12 to the consolidated financial statements included in the SCI 2023 Annual Report on Form 10-K. In December 2022, we amended the Senior SERP to terminate the participation of all our active employees, which resulted in the payment of a discounted lump sum of the future benefits payable to Thomas L. Ryan and Eric D. Tanzberger in the amount of $192,806 and $95,685, respectively; these amounts are included in all other compensation column. As a result of the termination, in 2023, the value of the Senior SERP for our NEOs is zero.

[4] See 2023 All Other Compensation table below for more information.

2023 ALL OTHER COMPENSATION TABLE

Name	Contributions To Deferred Compensation Plan[a]	Contributions to 401(k) Plan[a]	Life Insurance Related[b]	Perquisites and Other Personal Benefits[c]	Total All Other Compensation
Thomas L. Ryan	$ 688,412	24,750	22,445	382,966 [d]	$ 1,118,573
Eric D. Tanzberger	287,702	24,750	6,443	167,515 [e]	486,410
Sumner J. Waring, III	287,702	24,750	7,083	148,701 [f]	468,236
Steven A. Tidwell	230,044	24,750	13,006	66,052 [g]	333,852
Elisabeth G. Nash	213,476	24,750	14,382	64,460 [h]	317,068

[a] The amounts represent contributions by the Company to the accounts of executives in the plans identified in the table. With respect to the Deferred Compensation Plan, the amounts may include three components: (i) base retirement contribution for 2023, (ii) performance contribution for 2023, and (iii) a restoration match for the 2022 plan year paid in 2023.

[b] The amounts represent payments for term life insurance premiums or supplemental life insurance.

[c] The amounts represent the incremental cost to the Company to provide perquisites and other personal benefits. With respect to personal use of the Company's leased aircraft, the cost includes the average cost of fuel used, direct costs incurred such as flight planning services and food, and an hourly charge for maintenance of the engine and airframe. With respect to medical reimbursement, the Company pays the executive for the medical expenses incurred that are not reimbursed to the executive by the Company's health insurance.

[d] For Thomas L. Ryan, includes $331,364 for personal use of aircraft, as well as costs regarding periodic household security services, medical reimbursement, and tax and financial planning.

[e] For Eric D. Tanzberger, includes $144,131 for personal use of aircraft, as well as costs regarding medical reimbursement and tax and financial planning.

[f] For Sumner J. Waring, includes $117,825 for personal use of aircraft, as well as costs regarding medical reimbursement and tax and financial planning.

[g] For Steven A. Tidwell, includes $40,456 for personal use of aircraft, as well as costs regarding medical reimbursement and tax and financial planning.

[h] For Elisabeth G. Nash, includes $56,163 for personal use of aircraft, as well as costs regarding medical reimbursement and tax and financial planning.

Grants of Plan-Based Awards

The following table sets forth plan-based awards granted in 2023 with the four lines pertaining to:

- First line - Annual Performance-Based Incentives Paid in Cash
- Second line - Performance Units, granted February 15, 2023
- Third line - Restricted Stock, granted February 15, 2023
- Fourth line - Stock Options, granted February 15, 2023

GRANTS OF PLAN-BASED AWARDS

Name	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Restricted Stock Awards: Number of Shares of Stock	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards ($/Sh)	Closing Market Price on Date of Grant ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)					
Thomas L. Ryan	—	1,620,000	3,240,000								
				8,075	32,300	64,600					2,883,639
							32,300				2,271,982
								136,000	70.34	70.34	2,292,620
Eric D. Tanzberger	—	650,000	1,300,000								
				2,053	8,210	16,420					732,963
							8,210				577,491
								34,700	70.34	70.34	584,955
Sumner J. Waring, III	—	650,000	1,300,000								
				1,930	7,720	15,440					689,217
							7,720				543,025
								32,600	70.34	70.34	549,555
Steven A. Tidwell	—	464,000	928,000								
				1,335	5,340	10,680					476,738
							5,340				375,616
								22,500	70.34	70.34	379,294
Elisabeth G. Nash	—	432,000	864,000								
				1,140	4,560	9,120					407,102
							4,560				320,750
								19,300	70.34	70.34	325,350

The material terms of each element of compensation are described in the "Compensation Discussion and Analysis."

In the table above, the performance unit grants are valued using a Monte Carlo valuation at the grant date. In addition, the 2023 performance units provide for pro-rata vesting in the event of (i) death, (ii) disability, (iii) at the discretion of the Compensation Committee, retirement at age 60 with ten years of service or retirement at age 55 with 20 years of service, or (iv) termination by the Company not for cause. The pro-rata vesting is determined by the number of months of service by the executive during the three-year performance period, divided by 36 (which is the number of months in a performance period). For a change of control of the Company, the performance units vest 100% and will be paid at target if the executive is terminated without cause or resigns for good reason within the time period that begins 60 days before a change in control and ends two years after a change in control, or if the acquiring company fails to assume or replace the outstanding equity upon the change of control. The restricted stock grants and stock option grants vest one-third per year. In addition, the restricted stock grants and stock option grants vest 100% in the event of (i) death, (ii) disability, (iii) in the discretion of the Compensation Committee, retirement at age 60 with ten years of service or retirement at age 55 with 20 years of service, (iv) termination by the Company not for cause, or (v) upon a change of control of the Company.

Holders of restricted stock receive dividend payments at the same rate as holders of outstanding shares of SCI common stock.

Outstanding Equity Awards at Fiscal Year End

The following table provides information concerning unexercised options, restricted stock awards, and performance unit plan share awards that have not vested as of the end of our last completed fiscal year.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END 2023

	Option Awards				Stock Awards			
Name	**Number of Securities Underlying Unexercised Options (#) Exercisable**	**Number of Securities Underlying Unexercised Options (#) Unexercisable**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares or Units of Stock that Have Not Vested[4] (#)**	**Market Value of Shares or Units of Stock that Have Not Vested ($)**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested[5] (#)**	**Market Value of Shares or Units of Stock that Have Not Vested ($)**
Thomas L. Ryan	472,000	—	$ 29.25	2/7/2025	69,400	4,750,498	216,000	14,785,200
	355,000	—	37.53	2/13/2026				
	289,000	—	42.63	2/20/2027				
	352,000	—	50.82	2/19/2028				
	156,666	78,334 [1]	49.59	2/17/2029				
	66,666	133,334 [2]	59.76	2/16/2030				
	—	136,000 [3]	70.34	2/15/2031				
Eric D. Tanzberger	66,200	—	42.63	2/20/2027	16,880	1,155,573	51,800	3,545,710
	80,800	—	50.82	2/19/2028				
	36,533	18,267 [1]	49.59	2/17/2029				
	15,600	31,200 [2]	59.76	2/16/2030				
	—	34,700 [3]	70.34	2/15/2031				
Sumner J. Waring, III	72,200	—	50.82	2/19/2028	15,813	1,082,468	48,320	3,307,504
	33,533	16,767 [1]	49.59	2/17/2029				
	14,666	29,334 [2]	59.76	2/16/2030				
	—	32,600 [3]	70.34	2/15/2031				
Steven A. Tidwell	45,995	—	37.53	2/13/2026	11,387	779,440	35,320	2,417,654
	43,700	—	42.63	2/20/2027				
	55,000	—	50.82	2/19/2028				
	25,333	12,667 [1]	49.59	2/17/2029				
	10,900	21,800 [2]	59.76	2/16/2030				
	—	22,500 [3]	70.34	2/15/2031				
Elisabeth G. Nash	56,100	—	29.25	2/7/2025	9,620	658,489	29,460	2,016,537
	42,400	—	37.53	2/13/2026				
	34,500	—	42.63	2/20/2027				
	44,700	—	50.82	2/19/2028				
	20,133	10,067 [1]	49.59	2/17/2029				
	9,366	18,734 [2]	59.76	2/16/2030				
	—	19,300 [3]	70.34	2/15/2031				

[1] These unexercisable options expiring 02/17/2029 vest 100% on 02/17/2024.

[2] These unexercisable options expiring 02/16/2030 vest 50% each on 02/16/2024 and 02/16/2025.

[3] These unexercisable options expiring 02/15/2031 vest 33% each on 02/15/2023, 02/15/2025, and 02/15/2026.

[4] The restricted stock for each person in the table vests as follows:

	Shares Vesting 03/05/2024	Shares Vesting 03/05/2025	Shares Vesting 03/05/2026	Total Shares Vesting
Thomas L. Ryan	36,000	22,633	10,767	69,400
Eric D. Tanzberger	8,633	5,510	2,737	16,880
Sumner J. Waring, III	8,053	5,187	2,573	15,813
Steven A. Tidwell	5,887	3,720	1,780	11,387
Elisabeth G. Nash	4,910	3,190	1,520	9,620

(5) These unearned performance unit plan share units vest as indicated below upon attainment of certain performance goals based on our three-year TSR as discussed in the Compensation Discussion and Analysis. Based on our 2023 performance exceeding the target goals, the share unit amounts and fair values disclosed in this table and the vesting schedule below represent the maximum awards, which could change over the remaining performance period.

	PUP Share Units Vesting 02/19/2024	PUP Share Units Vesting 02/17/2025	PUP Share Units Vesting 02/16/2026	Total PUP Share Units Vesting
Thomas L. Ryan	80,200	71,200	64,600	216,000
Eric D. Tanzberger	18,740	16,640	16,420	51,800
Sumner J. Waring, III	17,200	15,680	15,440	48,320
Steven A. Tidwell	13,000	11,640	10,680	35,320
Elisabeth G. Nash	10,320	10,020	9,120	29,460

Option Exercises and Stock Vested

The following table provides information concerning each exercise of stock options and each vesting of restricted stock during the last fiscal year on an aggregated basis.

OPTION EXERCISES AND STOCK VESTED FOR THE YEAR ENDED DECEMBER 31, 2023

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)[1]	Value Realized on Vesting ($)[1]
Thomas L. Ryan	533,062	$ 23,117,321	38,967	$ 2,622,089
Eric D. Tanzberger	—	—	9,046	608,705
Sumner J. Waring, III	29,200	760,392	8,294	558,103
Steven A. Tidwell	—	—	6,251	420,630
Elisabeth G. Nash	63,500	2,482,554	5,134	345,467

(1) Includes the shares and value of restricted stock that were deferred into the Executive Deferred Compensation Plan, described hereinafter under the caption "Executive Deferred Compensation Plan", as follows: 38,967 shares with a value of $2,622,089 for Thomas L. Ryan, 4,523 shares with a value of $304,353 for Eric D. Tanzberger and 3,419 shares with a value of $230,065 for Elisabeth G. Nash.

Executive Deferred Compensation Plan

The Executive Deferred Compensation Plan is a supplemental retirement and deferred compensation plan for our executive officers, in which the NEOs participate. The plan allows for Company contributions, including annual contributions of up to 7.5% and performance-based contributions targeted at 7.5%, with a range of 0% to 15% based on achievement of Company performance measures established in the first quarter of each year. These are the same performance measures described in Compensation Discussion and Analysis - Annual Performance-Based Incentives Paid in Cash. The percentages are applied to the combined eligible compensation of base salary and annual performance-based incentive paid in cash. The plan also allows for the restoration of Company matching contributions that are prohibited in the Company's 401(k) plan due to tax limits on contributions to qualified plans.

Company contributions to the plan generally vest over three years. If a participant is terminated by the Company not for cause, dies, becomes disabled, or in the event of a change of control of the Company as defined in the plan, the participant immediately vests 100% in the Company's contributions. If the participant retires on or after age 60 with ten years of service or age 55 with 20 years of service, the Compensation Committee may in its sole discretion elect to immediately vest 100% of the unvested contributions.

In addition, the plan allows for an individual participant to defer portions of his or her base salary, annual performance-based incentives paid in cash, restricted stock, and performance units. The participant may defer up to 80% of salary, up to 100% of restricted stock, and up to 90% of the other elements of compensation. When restricted stock is deferred, it is subject to the 3-year vesting schedule. All other of these amounts are 100% vested at time of deferral. The following tables provide information concerning contributions, earnings, and other information under the Executive Deferred Compensation Plan.

NONQUALIFIED DEFERRED COMPENSATION IN 2023

Name	Executive Contributions in Last FY[1] ($)	Registrant Contributions in Last FY[2] ($)	Aggregate Earnings in Last FY[3] ($)	Aggregate Distributions/ Withdrawals ($)	Aggregate Balance at Last FYE[4] ($)
Thomas L. Ryan	$ 3,305,133	$ 688,412	$ 4,142,303	$ 2,656,371	$ 65,847,133
Eric D. Tanzberger	401,945	287,702	405,718	4,086,542	10,545,827
Sumner J. Waring, III	291,231	287,702	1,176,168	107,863	8,098,692
Steven A. Tidwell	506,595	230,044	855,797	—	8,905,603
Elisabeth G. Nash	1,251,364	213,476	2,709,348	—	25,659,534

[1] These executive contributions were made in 2023 and are included in the Summary Compensation Table for the year 2023 in the amounts and in the table titled Executive Contributions in 2023 below.

[2] The registrant contributions are included in the Summary Compensation Table under the "All Other Compensation" column.

[3] The earnings reflect the returns of the measurement funds selected by the executives and are not included in the Summary Compensation Table.

[4] The amounts below include reported contributions included in the Summary Compensation Table for years prior to 2023 and are included in the table titled Cumulative Contributions from Previous Years below.

EXECUTIVE CONTRIBUTIONS IN 2023

			Stock Awards	
	Salary	Annual Performance- Based Incentive Paid In Cash	TSR Performance Units	Restricted Stock Awards
Thomas L. Ryan	$ 115,385	$ 312,000	$ 616,425	$ 2,261,323
Eric D. Tanzberger	38,954	75,600	—	287,391
Sumner J. Waring, III	38,954	126,000	126,277	—
Steven A. Tidwell	86,885	179,200	240,510	—
Elisabeth G. Nash	215,692	499,200	313,000	223,472

The following amounts represent cumulative contributions, which were included in the "Total Compensation" column of the Summary Compensation Table in previous years:

CUMULATIVE CONTRIBUTIONS FROM PREVIOUS YEARS

Thomas L. Ryan	$ 44,609,382
Eric D. Tanzberger	9,286,655
Sumner J. Waring, III	5,184,987
Steven A. Tidwell	3,654,386
Elisabeth G. Nash	—

Each participant may elect measurement funds, which are based on certain mutual funds, for the purpose of crediting or debiting additional amounts to his or her account balance. A participant may change his or her measurement funds election at any time. The Compensation Committee determines which measurement funds will be available for participants. For 2023, the available measurement funds and their respective returns were as follows:

Fund Name	2023 Calendar Year Return
Advisor Managed Portfolio – Aggressive Allocation	10.24%
Advisor Managed Portfolio – Conservative Allocation	6.65%
Advisor Managed Portfolio – Growth Allocation	9.41%
Advisor Managed Portfolio – Moderate Allocation	7.49%
Advisor Managed Portfolio – Moderate Growth Allocation	8.60%
American Funds IS New World – Class 1	8.91%
Charles Schwab S&P 500 Index	11.68%
ClearBridge Variable Small Cap Growth – Class I	10.02%
DFA VA International Value	6.46%
DFA VA U.S. Targeted Value	15.32%
DFA VIT Inflation-Protected Securities – Instl Class	4.71%
Fidelity VIP Growth – Initial Class	13.64%
Fidelity VIP Investment Grade Bond – Initial Class	6.80%
Goldman Sachs VIT Gov't Money Market – Instl Shares	1.33%
Janus Henderson VIT Enterprise – Instl Shares	9.50%
MainStay VP MacKay High Yield Corp Bond – Initial Class	5.83%
MFS VIT II International Intrinsic Value – Initial Class	9.99%
MFS VIT III Global Real Estate – Initial Class	16.58%
MFS Mid Cap Value – Initial Class	11.33%
MFS VIT Value Series – Initial Class	9.41%
PIMCO VIT Emerging Markets Bond – Admin Shares	9.97%
SCI General Account Fund	0.75%
SCI Stock Fund	19.79%
Thrivent Series Small Cap Index	15.05%
Vanguard VIF International	11.28%
Vanguard VIF Mid Cap Index	12.24%
Vanguard VIF Short-Term Investment-Grade	4.04%
Vanguard VIF Total International Stock Market Index	9.96%

A participant may generally elect to receive a distribution at termination in a lump sum or in installments of up to fifteen years. With regard to the participant's contributions, the participant may schedule other distribution dates. For death, disability, or change of control of the Company, the participant or beneficiary may elect a lump sum payment within 60 days.

Executive Employment Agreements

Current Named Executive Officers

The Company has employment agreements with the Named Executive Officers. These agreements have current terms expiring December 31, 2024. Annually, the Company may extend each agreement for an additional year unless notice of nonrenewal is given by either party. If such notice of nonrenewal is given by the Company or if notice is not given of the Company's decision to authorize renewal, the employment agreement will not be extended.

These agreements provide for base salaries, that may be increased by the Compensation Committee in its sole discretion, and the right to participate in bonus and other compensation and benefit arrangements. As of March 11, 2024, the base salaries for Thomas L. Ryan, Eric D. Tanzberger, Sumner J. Waring, Steven A. Tidwell, and Elisabeth G. Nash are $1,200,000, $670,000, $670,000, $610,000 and $570,000, respectively.

Pursuant to the agreements, in the event of termination of employment due to the executive's voluntary termination, the executive is entitled to receive (i) salary earned to the date of termination and (ii) any incentive compensation that had been determined by the Compensation Committee but not yet paid. In the event of termination of employment due to death, the executive or his estate is entitled to receive (i) his salary through the end of his employment term, (ii) a pro rata portion (based on the portion of the year elapsed at the date of termination) of the annual performance-based incentive bonus the executive would have received if he had remained an employee through his employment term ("Prorated Bonus"), and (iii) continuation of health benefits for eighteen months. In the event of termination of employment due to disability, the executive or his estate is entitled to receive (i) his salary during the period beginning on the date Company determines that executive is disabled and ending twenty-four (24) weeks thereafter, (ii) a pro rata portion (based on the portion of the year elapsed at the date of termination) of the annual performance-based incentive bonus the executive would have received if he had remained an employee through his employment term ("Prorated Bonus"), and (iii) continuation of health benefits for eighteen months. In the event of termination by the Company without cause, the executive is entitled to receive (i) bi-weekly salary continuation payments based on his rate of salary for two years, (ii) Pro Rated Bonus and (iii) continuation of health benefits for eighteen months. In the event of termination by the Company for cause, the executive is not entitled to any further payments under the employment agreement. "Cause" includes conviction of a crime involving moral turpitude, failure to follow Company policy or directives, willful and persistent failure to attend to his duties, gross negligence or willful misconduct, and violation of his obligations under the employment agreement.

In the event of a change of control of the Company (as defined below) and the subsequent termination of the executive without cause or voluntary termination by the executive for good reason (as defined below) during the period commencing sixty days prior to the change of control and ending two years following the change of control, the executive is entitled to the following:

- a lump sum equal to three times the sum of the executive's annual salary and target annual performance-based incentive bonus ("Target Bonus");
- an amount equal to his target annual performance-based incentive bonus, prorated to the date of the change of control ("Partial Bonus"); and
- continuation of health benefits for eighteen months.

"Good Reason" means relocation of the executive by more than 50 miles, reduction in responsibilities, reduction in base salary or bonus or other compensation programs, or reduction in the executive's aggregate benefits.

Upon termination of his employment, each executive is subject, at the Company's option, to a non-competition obligation for a period of one year, which the Company may extend for one additional year. If the Company elects to have the non-competition provisions apply, the Company will make payments to the executive during the non-competition period at a rate equal to his base salary at the time of termination, unless such termination was for cause or the executive terminates his employment (other than within twenty-four months after a change of control for certain specified reasons), in which case the executive is bound by the non-competition provisions without the Company making the corresponding payments.

Change of Control

Under the employment agreements, a change in control includes any of the following:

- any individual, entity, or group acquires 20% or more of our common stock or voting securities (excluding certain acquisitions involving SCI or an SCI benefit plan or certain reorganization, merger, or consolidation transactions);
- our incumbent Directors cease to constitute a majority of our Directors (our incumbent Directors include persons nominated by the existing Board or Executive Committee);
- consummation of certain reorganizations, mergers, consolidations, or sales of substantially all assets of SCI; or
- our shareholders approve certain liquidations or dissolution of SCI.

However, such a reorganization, merger, consolidation, or sale of assets does not constitute a change of control if:

- more than 60% of the surviving corporation's common stock and voting shares is owned by our shareholders (in the same proportion that our shareholders owned shares in SCI before the transaction);
- no person (excluding SCI, any benefit plan of SCI or the surviving corporation, and a person owning 20% of SCI common stock or voting securities before the transaction) owns 20% or more of the common stock or voting shares of the surviving corporation; and
- a majority of the surviving corporation's Board members were incumbent SCI Directors when the transaction agreement was executed.

Equity compensation issued prior to 2022 fully vests after a change in control occurs, whereas cash-related compensation requires employment termination to receive any actual payment. Effective with our 2022 equity awards, the Compensation Committee removed the automatic single trigger vesting upon a change in control. Instead, vesting will occur only if:

- the Committee determines that the Company will not honor, assume, or replace the outstanding equity awards with an alternate comparable award; or
- the Employee is terminated without cause or resigns for good reason within the time period that begins 60 days before a change in control and ends two years after a change in control.

Potential Payments Upon Termination

The Company has entered into certain agreements and maintains certain plans that require the Company to provide compensation to Named Executive Officers in the event of a termination of employment. The amount of compensation payable to each Named Executive Officer in each situation is listed in the tables below. In addition, each Named Executive Officer is entitled to receive his benefits described in the preceding tables titled "Pension Benefits" and "Nonqualified Deferred Compensation in 2023."

EXECUTIVE PAYMENTS AND BENEFITS UPON TERMINATION AS OF DECEMBER 31, 2023

		Voluntary Termination	Involuntary Not for Cause Termination	Disability	Death	Change of Control Involuntary or Good Reason Termination
Thomas L. Ryan	Salary and Bonus	$ —	$ 3,889,914	$ 2,043,760	$ 2,689,914	$ 10,080,000
	Long-Term Incentives	—	15,575,461	15,575,461	15,575,461	17,914,782
	Other Benefits	—	5,852,861	5,852,861	12,852,861	5,852,861
	Total	—	25,318,236	23,472,082	31,118,236	33,847,643
Eric D. Tanzberger	Salary and Bonus	—	1,897,805	897,805	1,247,805	4,550,000
	Long-Term Incentives	—	3,700,139	3,700,139	3,700,139	4,277,560
	Other Benefits	—	1,057,460	1,057,460	4,057,460	1,057,460
	Total	—	6,655,404	5,655,404	9,005,404	9,885,020
Sumner J. Waring, III	Salary and Bonus	—	1,897,805	897,805	1,247,805	4,550,000
	Long-Term Incentives	—	3,437,911	3,437,911	3,437,911	3,981,260
	Other Benefits	—	493,378	493,378	3,493,378	493,378
	Total	—	5,829,094	4,829,094	8,179,094	9,024,638
Steven A. Tidwell	Salary and Bonus	—	1,586,741	694,433	1,006,741	3,596,000
	Long-Term Incentives	—	2,539,915	2,539,915	2,539,915	2,925,117
	Other Benefits	—	373,444	373,444	3,373,444	373,444
	Total	—	4,500,100	3,607,792	6,920,100	6,894,561
Elisabeth G. Nash	Salary and Bonus	—	1,477,310	646,541	937,310	3,348,000
	Long-Term Incentives	—	2,094,494	2,094,494	2,094,494	2,424,377
	Other Benefits	—	791,503	791,503	3,791,503	791,503
	Total	—	4,363,307	3,532,538	6,823,307	6,563,880

Below is a description of the assumptions that were used in creating the table above.

Base Salary and Annual Performance-Based Incentive Paid in Cash

The amounts of these elements of compensation are governed by the individual's employment agreements. See "Executive Employment Agreements" above. At December 31, 2023, each of the employment agreements had a term expiring December 31, 2024. In addition, the meaning of "change of control" as used in the tables is set forth in the employment agreements.

Long-Term Incentives: Performance Units, Stock Options, and Restricted Stock

The amounts pertaining to the performance units, stock options, and restricted stock are governed by the terms of their respective awards. See the discussion following the table "Grants of Plan-Based Awards" above. For unvested performance units, restricted stock, and stock options; accelerated vesting for voluntary termination at retirement occurs at the discretion of the Compensation Committee at age 60 with ten years of service or at age 55 with 20 years of service and is not included in the table above.

Other Benefits

The table does not assume accelerated vesting of the unvested amounts pertaining to each executive's interest in the Executive Deferred Compensation Plan, which could occur at the discretion of the Compensation Committee at retirement. For a discussion of vesting, see the discussion preceding the table "Nonqualified Deferred Compensation in 2023" above.

Under the columns "Involuntary Not for Cause Termination", "Disability", "Death", and "Change of Control: Involuntary or Good Reason Termination", the tables include the accelerated vesting of the unvested amounts in the Executive Deferred Compensation Plan. Under the columns, "Involuntary Not for Cause Termination" and "Change of Control: Involuntary or Good Reason Termination", the tables include the Company's estimates of the value of post-retirement health benefits. The table also includes life insurance proceeds under the "Death" column.

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the median of the annual total compensation of our employees (excluding the CEO) and the annual total compensation of our CEO. The pay ratio included in this information is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

We used December 31, 2023 as our determination date and identified the median employee by examining total gross wages for all full-time, part-time, and seasonal employees who were employed at that date. After identifying the median employee, we calculated annual 2023 compensation for the median employee using the same methodology used to calculate the CEO's total compensation as reflected in the Summary Compensation Table on page **55** of this Proxy Statement. The median employee's 2023 total compensation was $41,600. The CEO's 2023 annual total compensation was $11,256,728, which is 271 times the annual total compensation of the median employee (excluding the CEO).

We believe that the above pay ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K. In addition, because the Securities and Exchange Commission rules for identifying the median employee allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios.

Pay Versus Performance

As discussed in the Compensation Discussion and Analysis beginning on page **41**, our Compensation Committee has implemented an executive compensation program designed to link our NEOs' compensation to the achievement of SCI's financial, operational, and strategic objectives, and to align our executive pay with changes in the value of our shareholders' investments. The following table sets forth additional compensation information for our NEOs, calculated in accordance with SEC regulations, for fiscal years 2023, 2022, 2021, and 2020.

					Value of Initial Fixed $100 Investment Based on:			
Year	**Summary Compensation Table (SCT) Total Compensation for CEO**[1]	**Compensation Actually Paid to CEO**[1],[2],[4]	**Average SCT Total Compensation for Other NEOs**[1]	**Average Compensation Actually Paid to Other NEOs**[1],[3],[4]	**Cumulative TSR**	**Peer Group Cumulative TSR**[5]	**Post-Tax Net Income (In thousands)**	**Normalized Earnings Per Share**[6]
2023	$ 11,256,728	$ 11,187,121	$ 3,001,820	$ 2,971,933	$ 158.90	$ 126.90	$ 537,317	$ 3.44
2022	12,736,183	14,191,951	3,528,998	4,193,758	157.70	116.00	565,338	3.85
2021	11,708,035	29,259,594	3,229,307	6,124,407	159.40	155.30	802,939	4.53
2020	11,529,920	13,218,050	2,920,816	3,233,364	108.60	109.00	515,907	2.86

(1) For each year presented, Thomas L. Ryan was our CEO. For years 2022, 2021 and 2020, Eric D. Tanzberger, Sumner J. Waring, III, Steven A. Tidwell, and Gregory T. Sangalis were the individuals comprising the Other NEOs. Gregory T. Sangalis effectively retired on March 22, 2023 and was replaced by Elisabeth G. Nash. For year 2023, Eric D. Tanzberger, Sumner J. Waring, III, Steven A. Tidwell, and Elisabeth G. Nash were the individuals comprising the Other NEOs.

(2) To calculate the amounts in the "Compensation Actually Paid to CEO" column in the table above, the following amounts were deducted from and added to (as applicable) our CEO's "Total" compensation as reported in the SCT:

Compensation Actually Paid to CEO	2023	2022	2021	2020
Total Compensation as Reported in SCT	$ 11,256,728	$ 12,736,183	$ 11,708,035	$ 11,529,920
Pension and Equity Values Reported in SCT	(7,448,241)	(6,879,013)	(6,021,236)	(7,318,678)
Fair Value of Equity Compensation Granted in Current Year - Value at Year End	6,644,691	9,821,155	12,367,931	6,744,257
Dividends Paid on Unvested Restricted Share Awards	77,728	77,588	73,011	69,654
Change in the Fair Value of Awards Made in Prior Fiscal Years That Were Unvested at End of Current Fiscal Year	(194,998)	2,187,970	10,527,347	1,233,016
Change in the Fair Value of Awards Made in Prior Fiscal Years That Vested During Current Fiscal Year	851,213	(3,751,932)	604,506	959,881
Compensation Actually Paid to CEO	$ 11,187,121	$ 14,191,951	$ 29,259,594	$ 13,218,050

(3) To calculate the amounts in the "Average Compensation Actually Paid to Other NEOs" column in the table above, the following amounts were deducted from and added to (as applicable) our Other NEOs "Total" compensation as reported in the SCT for that year:

Average Compensation Actually Paid to Other NEOs	2023	2022	2021	2020
Total Compensation as Reported in SCT	$ 3,001,820	$ 3,528,998	$ 3,229,307	$ 2,920,816
Pension and Equity Values Reported in SCT	(1,490,513)	(1,317,879)	(1,154,731)	(1,373,938)
Fair Value of Equity Compensation Granted in Current Year - Value at Year End	1,329,663	1,900,629	2,013,352	1,267,017
Dividends Paid on Unvested Restricted Share Awards	15,036	14,891	13,840	12,994
Change in the Fair Value of Awards Made in Prior Fiscal Years That Were Unvested at End of Current Fiscal Year	(39,400)	772,621	1,972,241	228,765
Change in the Fair Value of Awards Made in Prior Fiscal Years That Vested During Current Fiscal Year	155,327	(705,502)	50,398	177,710
Average Compensation Actually Paid to Other NEOs	$ 2,971,933	$ 4,193,758	$ 6,124,407	$ 3,233,364

(4) The weighted average key assumptions utilized to determine the equity awards adjustments in the Compensation Actually Paid tables above were as follows:

Weighted Average Assumptions	2023	2022	2021	2020
Dividend Yield	1.5%	1.6%	1.7%	1.7%
Expected Volatility	27.4%	26.2%	24.2%	21.8%
Risk-Free Interest Rate	4.2%	2.9%	0.4%	0.8%
Expected Holding Period (Years)	2.6	2.1	2.1	2.1
Market Price of Stock	$ 70.10	$ 63.95	$ 60.74	$ 48.93
Exercise Price	$ 56.64	$ 50.53	$ 45.67	$ 40.06

(5) The Peer Group Cumulative TSR set forth in this table utilizes a custom group of peer companies (the "Peer Group"), which we also utilize in the stock performance graph required by Item 201(e) of Regulation S-K included in our Annual Report for the year ended December 31, 2023. The Peer Group comprises Carriage Services, Inc., Hillenbrand Inc., Matthews International Corp., and Park Lawn Corporation. TSR is determined based on the value of an initial fixed investment of $100. Total return data assumes reinvestment of dividends.

(6) We believe normalized earnings per share drives the performance of the Company and enhances shareholder value. Normalized Earnings per Share is calculated by applying a targeted effective tax rate of approximately 24% to the Company's calculation of its reported diluted earnings per share and further adjusting to exclude certain non-routine items as described in the Performance Measures section of the Compensation Discussion and Analysis (CD&A) on page **47**. The following is the list of the metrics used by the Company to link the compensation of our NEOs to Company performance.

2023 Compensation Metrics *(discussed in detail in the Compensation Discussion & Analysis section)*

Normalized Earnings Per Share	Customer Satisfaction Ratings
Normalized Free Cash Flow Per Share	Total Shareholder Return
Comparable Preneed Production	Normalized Return on Equity

COMPENSATION ACTUALLY PAID AND NORMALIZED EPS ALIGNMENT



COMPENSATION ACTUALLY PAID AND POST-TAX NET INCOME ALIGNMENT



COMPENSATION ACTUALLY PAID AND TSR ALIGNMENT



Certain Transactions

In February 2007, the Company adopted a written policy regarding "related person transactions", which are required to be disclosed under SEC rules. Generally, these are transactions that involve (i) the Company, (ii) a Director, Officer, or 5% shareholder, or their family member or affiliates, and (iii) an amount over $120,000. Under the policy, our General Counsel will review any related person transaction with our Nominating and Corporate Governance Committee or its Chair. Then, the Committee or the Chair will make a determination whether the transaction is consistent with the best interests of the Company and our shareholders. The Nominating and Corporate Governance Committee reviewed and approved the following reported transactions:

In 2023, SCI Shared Resources, LLC, a subsidiary of the Company, paid $425,702 in compensation to Mr. Bryan Bentley in his capacity as an employee. Mr. Bentley is the son-in-law of Alan R. Buckwalter, a Director of the Company.

Mr. R. L. Waltrip was the Founder and Chairman Emeritus of the Company. He was also the father of Mr. W. Blair Waltrip, a Director of the Company. Mr. R. L. Waltrip passed away on February 27, 2023. During 2023, he was paid $183,177 as part of his base salary, participated in the Company's retirement, health and welfare benefit plans on the same basis as other similarly situated employees, and was provided with certain additional insurance and perquisites, which amounted to $94,596. Pursuant to the terms of his employment agreement, Mr. R. L. Waltrip's Estate is entitled to receive $768,823, which is the remainder of his 2023 base salary as well as a pro rated bonus of $69,564.

As approved by the Committee in 2023, the family of Sumner J. Waring, III, Senior Vice President Chief Operating Officer, has had a relationship with SCI that began in 1996, when the family sold its business to SCI. Sumner Waring's mother owns a company that leases funeral homes to the Company under a lease expiring in 2026 for which the Company paid rent of $200,000 in 2023. The total amount of real estate rent paid annually to Mrs. Waring's company is approximately 1% of the total rent paid by the Company for leasing real estate.

Voting Securities and Principal Holders

Principal Holders of SCI Stock

The table below sets forth information with respect to any person who is known to the Company as of March 11, 2024 to be the beneficial owner of more than five percent of the Company's Common Stock.

Name and Address of Beneficial Owner	Amount Beneficially Owned	Percent of Class[4]
Baillie Gifford & Co Calton Square 1 Greenside Row Edinburgh EH1 3AN Scotland, UK	14,050,225 [1]	9.5%
BlackRock, Inc. 50 Hudson Yards New York, NY 10001	13,645,689 [2]	9.2%
The Vanguard Group 100 Vanguard Blvd Malvern, PA 19355	14,888,561 [3]	10.1%

[1] This information is as of December 31, 2023 and is based on a Schedule 13 G/A filed with the Securities and Exchange Commission on January 26, 2024 by Baillie Gifford & Co., which reported sole voting power for 10,659,772 shares, shared voting power for no shares, sole dispositive power for 14,050,225, and shared dispositive power for no shares.

[2] This information is as of December 31, 2023 and is based on a Schedule 13G/A filed with the Securities and Exchange Commission on January 24, 2024 by BlackRock, Inc., which reported sole voting power for 12,961,542 shares, shared voting power for no shares, sole dispositive power for 13,645,689 shares, and shared dispositive power for no shares.

[3] This information is as of December 31, 2023 and is based on a Schedule 13 G/A filed with the Securities and Exchange Commission on February 13, 2024 by The Vanguard Group, Inc., which reported sole voting power for no shares, shared voting power for 80,247 shares, sole dispositive power for 14,649,589 shares, and shared dispositive power for 238,972 shares.

[4] As of the Company's shares outstanding on November 2, 2023 for 147,744,718 as reported on the cover page of the Company's third quarter Form 10-Q.

Executive Officer and Director Ownership of SCI Stock

The table below sets forth, as of March 11, 2024, the amount of the Company's Common Stock beneficially owned by each Named Executive Officer, each Director nominee, and all Directors and executive Officers as a group, based upon information obtained from such persons. Securities reported as beneficially owned include those for which the persons listed have sole voting and investment power, unless otherwise noted.

Name of Individual or Group	Shares Owned	Right to Acquire Ownership Under Options Exercisable Within 60 Days	Total	Percent of Class[4]
Thomas L. Ryan	1,632,564	1,606,666	3,239,230	2.2%
Eric D. Tanzberger	175,483	244,566	420,049	*
Sumner J. Waring, III	296,306	162,699	459,005	*
Elisabeth G. Nash	217,496	233,066	450,562	*
Steven A. Tidwell	76,985	166,000	242,985	*
Alan R. Buckwalter	35,010	—	35,010	*
Anthony L. Coelho	82,037	—	82,037	*
Jakki L. Haussler	10,941	—	10,941	*
Victor L. Lund	215,095	—	215,095	*
Ellen Ochoa	45,846	—	45,846	*
C. Park Shaper	10,297 [1]	—	10,297	*
Sara M. Tucker	22,689	—	22,689	*
W. Blair Waltrip	1,179,997 [2]	—	1,179,997	*
Marcus A. Watts	69,628 [3]	—	69,628	*
Executive Officers and Directors as a Group (17 persons)	4,166,376	2,638,805	6,805,181	4.6%

* Less than one percent

[1] C. Park Shaper purchased 5,000 shares of SCI common stock, which are owned directly by Seis Holdings LLC. Mr. Shaper serves as the Chief Executive Officer for, and he and his spouse hold membership interests in, Seis Holdings LLC., Mr. Shaper disclaims beneficial ownership of this common stock except to the extent of his pecuniary interest therein.

[2] Includes 122,384 shares held by W. Blair Waltrip in a trust with an independent trustee, containing a provision under which Mr. Waltrip may elect to become trustee. Includes another 33,744 held by Mr. Waltrip as a beneficiary in a trust with an independent trustee. Also includes 46,667 shares held by other family members or trusts, of which shares Mr. Waltrip disclaims beneficial ownership. Also includes 50,000 shares held by a charitable foundation of which W. Blair Waltrip is President.

[3] Includes 4,197 shares held in family trusts of which Marcus Watts is trustee.

[4] Shares outstanding plus options exercisable as of March 11, 2024 are 149,152,311

Information About the Meeting and Voting

Q: WHO IS ENTITLED TO VOTE?

A: Shareholders of record who held common stock of SCI at the close of business on March 11, 2024 are entitled to vote at the 2024 Annual Meeting of Shareholders (the "Annual Meeting"). As of the close of business on that date, there were outstanding 146,513,506 shares of SCI common stock, $1.00 par value ("Common Stock").

Q: WHAT ARE SHAREHOLDERS BEING ASKED TO VOTE ON?

A: Shareholders are being asked to vote on the following items at the Annual Meeting:

1. Election of nominees to the Board of Directors.

2. Ratification of PricewaterhouseCoopers LLP as SCI's independent registered public accounting firm for the 2024 fiscal year.

3. Consideration of an advisory vote to approve Named Executive Officer compensation.

The Company will also transact such other business as may properly come before the meeting. The affirmative vote of a majority of the total shares represented in person or by proxy and entitled to vote at the Annual Meeting is required for approval of each of the proposals listed above.

Q: HOW DO I VOTE MY SHARES?

A: You can vote your shares using one of the following methods:

- Vote through the internet at **www.proxyvote.com** using the instructions on the proxy or voting instruction card. Also, you can vote by visiting our annual meeting website at **www.sciannualmeeting.com** and clicking the link to vote.

- Vote by telephone using the toll-free number shown on the proxy or voting instruction card.

- Complete, sign, and return a written proxy card in the pre-stamped envelope provided.

- Attend and vote at the meeting.

Internet and telephone voting are available 24 hours a day, and if you use one of those methods, you do not need to return a proxy card. Unless you are planning to vote at the meeting, your vote must be received on or before May 7, 2024.

Even if you submit your vote by one of the first three methods mentioned above, you may still vote at the meeting if you are the record holder of your shares or hold a legal proxy from the record holder. Your vote at the meeting will constitute a revocation of your earlier voting instructions.

Q: WHAT IF I WANT TO VOTE IN PERSON AT THE ANNUAL MEETING?

A: The Notice of Annual Meeting of Shareholders provides details of the date, time, and place of the Annual Meeting, if you wish to vote in person. To attend the Annual Meeting in person, you will need proof of your share ownership and valid picture identification.

Q: HOW DOES THE BOARD OF DIRECTORS RECOMMEND VOTING?

A: The Board of Directors recommends voting:

- FOR each of the nominees to the Board of Directors. Biographical information for each nominee is outlined in this Proxy Statement under "Proposal 1: Election of Directors".

- FOR ratification of the selection of PricewaterhouseCoopers LLP as SCI's independent registered public accounting firm for the 2024 fiscal year.

- FOR approval, on an advisory basis, of Named Executive Officer compensation.

Although the Board of Directors does not contemplate that any nominee will be unable or unwilling to serve, if such a situation arises, the proxies will be voted for a substitute nominee(s) chosen by the Board or the Board may reduce the size of the Board.

Q: IF I GIVE MY PROXY, HOW WILL MY SHARES BE VOTED ON OTHER BUSINESS BROUGHT UP AT THE ANNUAL MEETING?

A: By submitting your proxy, you authorize the persons named on the proxy card to use their discretion in voting on any other matters properly brought before the Annual Meeting. At the date hereof, SCI does not know of any other business to be considered at the Annual Meeting.

Q: CAN I REVOKE MY PROXY ONCE I HAVE GIVEN IT?

A: Yes. Your proxy, even though executed and returned, may be revoked any time prior to the time that it is voted at the Annual Meeting by a later-dated proxy or by written notice of revocation filed with the Secretary, Service Corporation International, 1929 Allen Parkway, Houston, TX 77019. Alternatively, you can attend the annual meeting, revoke your proxy in person, and vote at the meeting itself.

Q: HOW WILL THE VOTES BE COUNTED?

A: Each properly executed proxy received in time for the annual meeting will be voted as specified therein, or if a shareholder does not specify how the shares represented by his or her proxy are to be voted, they will be voted (i) for the nominees listed therein (or for other nominees as provided above), (ii) for ratification of the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm, and (iii) for approval on an advisory basis of Named Executive Officer compensation. Holders of SCI Common Stock are entitled to one vote per share on each matter considered at the Annual Meeting. In the election of Directors, a shareholder has the right to vote the number of his or her shares for as many persons as there are to be elected as Directors. Shareholders do not have the right to cumulate votes in the election of Directors. Abstentions are counted towards the calculation of a quorum. Abstentions will not be counted as votes cast against the election of a Director.

Q: WHAT IF MY SCI SHARES ARE HELD THROUGH A BANK OR BROKER?

A: If your shares are held through a broker or bank, you will receive voting instructions from your bank or broker describing how to vote your stock. If you do not vote your shares, your broker or bank does not have the discretion to vote your shares on the proposals, except that they have the discretion to vote your shares for ratification of the selection of PricewaterhouseCoopers LLP as SCI's independent registered public accounting firm for the 2024 fiscal year. A "broker non-vote" refers to a proxy that votes on one matter, but indicates that the holder does not have the authority to vote on other matters. Broker non-votes will have the following effects at our Annual Meeting: for purposes of determining whether a quorum is present, a broker non-vote is deemed to be present at the meeting; for purposes of the election of Directors and other matters to be voted on at the meeting, a broker non-vote will not be counted.

Q: HOW DOES A SHAREHOLDER OR INTERESTED PARTY COMMUNICATE WITH THE BOARD OF DIRECTORS, COMMITTEES, OR INDIVIDUAL DIRECTORS?

A: Any shareholder or interested party may communicate with the Board of Directors, any committee of the Board, the non-management Directors as a group, or any Director by sending written communications addressed to the Board of Directors of Service Corporation International, a Board committee, the non-management Directors, or such individual Director or Directors, c/o Office of Corporate Secretary, Service Corporation International, 1929 Allen Parkway, Houston, TX 77019, or by email to leaddirector@sci-us.com. All communications will be compiled by the Secretary of the Company and submitted to the Board of Directors (or other addressee) at the next regular Board meeting.

Q: WHAT IS THE COMPANY'S WEB ADDRESS?

A: The SCI home page is **www.sci-corp.com**. At the website, the following information is available for viewing. The information below is also available in print to any shareholder who requests it.

- Bylaws of SCI
- Charters of the Audit Committee, the Compensation Committee, Investment Committee and the Nominating and Corporate Governance Committee
- Corporate Governance Guidelines
- Principles of Conduct and Ethics for the Board of Directors
- Code of Conduct and Ethics for Officers and Employees

Q: HOW CAN I OBTAIN A COPY OF THE ANNUAL REPORT ON FORM 10-K?

A: A copy of SCI's 2023 Annual Report on Form 10-K is furnished with this Proxy Statement to each shareholder entitled to vote at the Annual Meeting. If you do not receive a copy of the Annual Report on Form 10-K, you may obtain one free of charge by writing to Investor Relations, P.O. Box 130548, Houston, Texas 77219-0548.

Q: WHY IS IT IMPORTANT TO VOTE VIA THE INTERNET OR TELEPHONE, OR SEND IN MY PROXY CARD SO THAT IT IS RECEIVED ON OR BEFORE MAY 7, 2024?

A: The Company cannot conduct business at the Annual Meeting unless a quorum is present. A quorum will only be present if a majority of the outstanding shares of SCI common stock as of March 11, 2024 is present at the meeting in person or by proxy. It is for this reason that we urge you to vote via the internet or telephone or send in your completed proxy card(s) as soon as possible, so that your shares can be voted even if you cannot attend the meeting.

Proxy Solicitation

We may solicit proxies through the mail, in person, or by telephone, fax, or internet. Certain Officers, Directors, and other employees of the Company may solicit proxies. Directors, Officers, and other employees of the Company will not receive additional compensation for these services. We will reimburse brokerage firms, nominees, fiduciaries, custodians, and other agents for their expenses in distributing proxy material to the beneficial owners of our common stock. To avoid unnecessary expense, please return your proxy regardless of the number of shares that you own. Simply date, sign, and return the enclosed proxy in the enclosed business reply envelope.

Service Corporation International

1929 Allen Parkway

P.O. Box 130548

Houston, Texas 77219-0548

Submission of Shareholder Proposals

Any proposal to be presented by a shareholder and included in the Company's proxy materials for the Company's 2025 Annual Meeting of Shareholders, other than nomination of directors, must be received by the Company on or before November 27, 2024. All proposals must comply with Rule 14a-8 under the Exchange Act.

Pursuant to the Company's Bylaws, any holder of Common Stock of the Company desiring to make a director nomination or bring any other matters to be considered at the Company's 2025 Annual Meeting of Shareholders in a form other than a shareholder proposal in accordance with the preceding paragraph must give advance written notice in accordance with the Bylaws that is received by the Company, addressed to the Corporate Secretary, no earlier than January 7, 2025 and no later than January 27, 2025. Any notice pursuant to this or the preceding paragraph should be addressed to the Corporate Secretary, Service Corporation International, 1929 Allen Parkway, P.O. Box 130548, Houston, Texas 77219-0548.

To comply with the universal proxy rules, holders of the Common Stock of the Company who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act, in addition to satisfying requirements of our Bylaws, no later than March 8, 2025.

However, if an annual meeting occurs thirty days or more before, or sixty days or more after the anticipated annual May shareholder meeting, notice by the shareholder under the two paragraphs immediately preceding, must be so delivered, or mailed and received, no later than the close of business on the 10th day following the day on which the date of such annual meeting was first publicly disclosed.

Other Business

The Board of Directors of the Company is not aware of other matters to be presented for action at the Annual Meeting of Shareholders; however, if any such matters are properly presented for action, it is the intention of the persons named in the enclosed form of proxy to vote in accordance with their judgment.

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely upon a review of Form 4 and amendments thereto furnished to the Company during its most recent fiscal year and written representations from reporting persons, the Company believes that all required Form 4 reports for transactions occurring in 2023 were filed timely except for the late filing of one Form 4 for Mr. Eric Tanzberger, the Company CFO, representing a gift of 5,000 shares, and a Form 5 filing for Mr. W. Blair Waltrip, a Director of the Company, representing a gift of 6,667 shares indirectly owned by Mr. Waltrip held in a trust.

Annex A: Non-GAAP Financial Measures

We believe the following non-GAAP financial measures provide a consistent basis for comparison between years and better reflect the performance of our core operations. We also believe these measures help facilitate comparisons to our competitors' results.

Set forth below is a reconciliation of our non-GAAP financial measures. We do not intend for this information to be considered in isolation or as a substitute for other measures of performance prepared in accordance with GAAP.

| | Twelve Months Ended December 31, | | | | | |
| | 2023 | | 2022 | | 2021 | |
Adjusted Earnings and Adjusted EPS **(Dollars in millions, except diluted EPS)**	**Net Income**	**Diluted EPS**	**Net Income**	**Diluted EPS**	**Net Income**	**Diluted EPS**
Net income attributable to common stockholders, as reported	$ 537.3	$ 3.53	$ 565.3	$ 3.53	$ 802.9	$ 4.72
Pre-tax reconciling items:						
Impacts of divestitures and impairment charges, net	(9.8)	(0.06)	(10.0)	(0.06)	(25.2)	(0.15)
Losses on early extinguishment of debt, net	1.1	—	1.2	0.01	5.2	0.03
Foreign currency exchange loss	—	—	1.5	0.01	—	—
Vendor waiver and release agreement cash receipts	—	—	—	—	(8.3)	(0.05)
Estimate of certain legal matters [1]	—	—	64.6	0.40	—	—
Tax reconciling items:						
Tax effect from special items	2.3	0.01	(14.0)	(0.09)	7.3	0.04
Change in uncertain tax reserves and other	(1.6)	(0.01)	(0.7)	—	(4.0)	(0.02)
Earnings excluding special items and diluted earnings per share excluding special items	$ 529.3	$ 3.47	$ 607.9	$ 3.80	$ 777.9	$ 4.57
Diluted weighted average shares outstanding		152.4		160.1		170.1

[1] *Estimate of certain legal matters* include $64.6 million related to a private litigation matter in Florida and settlement discussions with the California Attorney General. Both matters relate to previously disclosed litigation in Footnote 9. Commitments and Contingencies in Part II, Item 8. Financial Statements and Supplementary Data in our Form 10-Ks.

| | Twelve Months Ended December 31, | | |
Adjusted Operating Cash Flow (Dollars in millions)	**2023**	**2022**	**2021**
Net cash provided by operating activities, as reported	$ 869.0	$ 825.7	$ 920.6
Cash received from a vendor waiver and release agreement payment	—	—	(8.3)
Legal settlement payment	13.3	—	—
Net cash provided by operating activities excluding special items	$ 882.3	$ 825.7	$ 912.3

Annex B: Peer Comparator Group

Advance Auto Parts, Inc.
AECOM
Affirm Holdings, Inc.
Akamal Technologies, Inc.
Alaska Air Group, Inc.
Allegion plc
Amcor plc
American Airlines Group Inc.
Aramark
Arch Capital Group Ltd.
Ashland Inc.
Assurant, Inc.
AutoNation, Inc.
Avantor, Inc.
Avery Dennison Corporation
Ball Corporation
Bath & Body Works, Inc.
Best Buy Co., Inc.
BOK Financial Corporation
BRP Inc.
Brunswick Corporation
Bunge Limited
Burlington Stores, Inc.
Cable One, Inc.
CACI International Inc.
Campbell Soup Company
Cardinal Health, Inc.
CarMax, Inc.
Carnival Corporation & plc
Chart Industries, Inc.
Chewy, Inc.
Church & Dwight Co., Inc.
Churchill Downs Incorporated
Cleveland-Cliffs Inc.
Cloudflare, Inc.
CNA Financial Corporation
CNH Industrial N.V.
Curtiss-Wright Corporation
DCP Midstream, LP
DENTSPLY SIRONA Inc.
Domino's Pizza, Inc.
Dover Corporation
Dropbox, Inc.
DXC Technology Company
Elastic N.V.
EMCOR Group, Inc.
Endeavor Group Holdings, Inc.
Envista Holdings Corporation
ExlService Holdings, Inc.
Expedia Group, Inc.
First Solar, Inc.
Five Below, Inc.
FLEETCOR Technologies, Inc.
GameStop Corp.
Globe Life Inc.
Great-West Lifeco Inc.
Harley-Davidson, Inc.
Henry Schein, Inc.
Hertz Global Holdings, Inc.
Hewlett Packard Enterprise Company
HF Sinclair Corporation
Host Hotels & Resorts, Inc.
H&R Block, Inc.
Huntington Bancshares Incorporated
Huntington Ingalls Industries, Inc.
Huntsman Corporation
Hyatt Hotels Corporation
ICON Public Limited Company
IDEX Corporation
InterContinental Hotels Group PLC
International Paper Company
Iron Mountain Incorporated
ITT Inc.
Jabil Inc.
Jacobs Solutions Inc.
Jones Lang LaSalle Incorporated
KBR, Inc.
KeyCorp
Laboratory Corporation of America Holdings
Lattice Semiconductor Corporation
Leidos Holdings, Inc.
Lennox International Inc.
Levi Strauss & Co.
Liberty Global plc
Lincoln Electric Holdings, Inc.
LKQ Corporation
Loews Corporation
Logitech International S.A.
LPL Financial Holdings Inc.
Magellan Midstream Partners, L.P.
Marathon Oil Corporation
Marriott Vacations Worldwide Corporation
Martin Marietta Materials, Inc.
Mattel, Inc.
MDU Resources Group, Inc.
MGM Resorts International
MKS Instruments, Inc.
Mohawk Industries, Inc.
Molina Healthcare, Inc.
News Corporation
NRG Energy, Inc.
nVent Electric plc
OGE Energy Corp.
Olin Corporation
Option Care Health, Inc.
Oshkosh Corporation
Ovintiv Inc.
Packaging Corporation of America
Paramount Global
Paycor HCM, Inc.
Perrigo Company plc
Pinterest, Inc.
Polaris Inc.
PPL Corporation
Procore Technologies, Inc.
PTC Inc.
PulteGroup, Inc.
Pure Storage, Inc.
Qiagen N.V.
R1 RCM Inc.
Ralph Lauren Corporation
Reinsurance Group of America, Incorporated
Restaurant Brands International Inc.
Ritchie Bros. Auctioneers Incorporated
Roku, Inc.
Royal Caribbean Cruises Ltd.
Sealed Air Corporation
Snap Inc.
Sonoco Products Company
Southwestern Energy Company
Southwest Gas Holdings, Inc.
Stantec Inc.
Synchrony Financial
Syneos Health, Inc.
Tapestry, Inc.
TD SYNNEX Corporation
Texas Roadhouse, Inc.
Textron Inc.
The Hardford Financial Services Group, Inc.
The Mosaic Company
The New York Times Company
The Western Union Company
Tractor Supply Company
TransUnion
TriNet Group, Inc.
Tyler Technologies, Inc.
Ulta Beauty, Inc.
United Airlines Holdings, Inc.
United States Steel Corporation
Valley National Bancorp
Valvoline Inc.
V.F. Corporation
Voya Financial, Inc.
WESCO International, Inc.
Westinghouse Air Brake Technologies Corporation
West Pharmaceutical Services, Inc.
WestRock Company
WEX Inc.
Williams-Sonoma, Inc.
Wintrust Financial Corporation
Woodward, Inc.
WSP Global Inc.
Wyndham Hotels & Resorts, Inc.
Xylem, Inc.
Zendesk, Inc.
ZoomInfo Technologies Inc.

Annex C: Performance Unit Plan Peer Group

Agilent Technologies, Inc.	HNI Corporation	Prologis, Inc.
AutoZone, Inc.	Huntington Bancshares Incorporated	STERIS plc
Brunswick Corporation	Kemper Corporation	The Brink's Company
Cintas Corporation	KeyCorp	The Hanover Insurance Group, Inc.
CNO Financial Group, Inc.	Leggett & Platt, Incorporated	Varian Medical Systems, Inc.
Comerica Incorporated	MSC Industrial Direct Co., Inc.	Vornado Realty Trust
DENTSPLY SIRONA Inc.	Nasdaq, Inc.	Waters Corporation
Equifax Inc.	PerkinElmer, Inc.	
Globe Life Inc.	Pitney Bowes Inc.	
Herman Miller, Inc.	Popular, Inc.	

2023 ANNUAL REPORT



UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended   **DECEMBER 31, 2023**

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from   to

Commission file number 1-6402-1

SERVICE CORPORATION INTERNATIONAL

(Exact name of registrant as specified in its charter)

Texas	**74-1488375**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. employer identification no.)*

1929 Allen Parkway
Houston
Texas   **77019**

(Address of principal executive offices)   *(Zip code)*

Registrant's telephone number, including area code: (713) 522-5141

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol (s)	Name of Each Exchange on Which Registered
Common Stock ($1 par value)	SCI	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	Yes ☒ No ☐
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.	Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.	Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).	Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.	☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.	☑
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.	☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).	☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the act).	Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant (assuming that the registrant's only affiliates are its executive officers and directors) was $9,648,975,829 based upon a closing market price of $64.59 on June 30, 2023 of a share of common stock as reported on the New York Stock Exchange.

The number of shares outstanding of the registrant's common stock as of February 9, 2024 was 146,036,839 (net of treasury shares).

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement in connection with its 2024 Annual Meeting of Stockholders (Part III).

SERVICE CORPORATION INTERNATIONAL
INDEX

Glossary

The following terms are common to the deathcare industry, are used throughout this report, and have the following meanings:

<u>Atneed</u> — Funeral, including cremation, and cemetery arrangements sold once death has occurred.

<u>Average Revenue per Service</u> — Average revenue per funeral service performed, excluding the impact of non-funeral home preneed sales revenue, core general agency revenue, and certain other revenue.

<u>Cancellation</u> — Termination of a preneed contract, which relieves us of the obligation to provide the goods and services included in the contract. Cancellations may be requested by the customer or be initiated by us for failure to comply with the contractual terms of payment. State or provincial laws govern the amount of refund, if any, owed to the customer.

<u>Care Trusts' Corpus</u> — The deposits and net realized capital gains included in the perpetual care trusts that may not be withdrawable. In certain states, some or all of the net realized capital gains can also be distributed. Additionally, some states allow a total return distribution that may contain elements of income, capital appreciation, and principal.

<u>Cemetery Marker</u> — An item used to identify the deceased person in a particular burial space, crypt, niche, or cremation memorialization property. Permanent burial and cremation memorialization cemetery markers are usually made of bronze or stone.

<u>Cemetery Merchandise and Services</u> — Merchandise and services used in connection with a cemetery interment, including stone and bronze memorials, cemetery markers, outer burial containers, floral placement, graveside services, merchandise installations, urns, and interments.

<u>Cemetery Perpetual Care Trust or Endowment Care Fund (ECF)</u> — A trust fund established for the purpose of maintaining cemetery grounds and property into perpetuity. For these trusts, the corpus remains in the trust in perpetuity and the investment earnings or elected distributions are withdrawn regularly and are intended to defray our expenses incurred to maintain the cemetery. In certain states, some or all of the net realized capital gains can also be distributed. Additionally, some states allow a total return distribution that may contain elements of income, capital appreciation, and principal.

<u>Cemetery Property</u> — Developed lots, lawn crypts, mausoleum spaces, niches, and cremation memorialization property items (constructed and ready to accept interments) and undeveloped land we intend to develop for the sale of interment rights. Includes the construction-in-progress balance during the pre-construction and construction phases of projects creating new developed property items.

<u>Cemetery Property Amortization or Amortization of Cemetery Property</u> — The non-cash recognized expenses of cemetery property interment rights, which are recorded by specific identification with the cemetery property revenue for each contract.

<u>Cemetery Property Interment Rights</u> — The exclusive right to determine the human remains that will be interred in a specific cemetery property space. See also Cemetery Property Revenue below.

<u>Cemetery Property Revenue</u> — Recognized sales of interment rights in cemetery property when the receivable is deemed collectible and the property is fully constructed and available for interment.

<u>Combination Location (Combos)</u> — Locations where a funeral service location is physically located within or adjoining a SCI-owned cemetery location.

<u>Cremation</u> — The reduction of human remains to bone fragments by intense heat.

<u>Cremation Memorialization</u> — Products specifically designed to commemorate and honor the life of an individual who has been cremated. These products include cemetery property items that provide for the disposition of cremated remains within our cemeteries such as benches, boulders, statues, niches, etc. They also include memorial walls and books where the name of the individual is inscribed but the remains have been scattered or kept by the family.

<u>Funeral Merchandise and Services</u> — Merchandise such as burial caskets and related accessories, outer burial containers, urns and other cremation receptacles, casket and cremation memorialization products, flowers, and professional services relating to funerals including arranging and directing services, use of funeral facilities and motor vehicles, removal, preparation, embalming, cremations, memorialization, visitations, travel protection, and catering.

<u>Funeral Services Performed</u> — The number of funeral services, including cremations, provided after the date of death, sometimes referred to as funeral volume.

<u>General Agency (GA) Revenue</u> — Commissions we receive from third-party life insurance companies for life insurance policies sold to preneed customers for the purpose of funding preneed funeral arrangements. The commission rate paid is determined based on the product type sold, the length of payment terms, and the health and age of the insured/annuitant.

<u>Interment</u> — The burial or final placement of human remains in the ground (interment), in mausoleums (entombment), or in niches or cremation memorialization property (inurnment).

<u>Lawn Crypt</u> — Cemetery property in which an underground outer burial receptacle constructed of concrete and reinforced steel has been pre-installed in predetermined designated areas.

Maturity — When the underlying contracted merchandise is delivered or service is performed, typically at death. This is the point at which preneed funeral contracts are converted to atneed contracts (note — delivery of certain merchandise and services can occur prior to death).

Mausoleum — An above ground structure that is designed to house caskets and/or cremation urns.

Merchandise and Service Trust — A trust account established in accordance with state or provincial law into which we deposit the required percentage of customers' payments for preneed funeral, cremation, or cemetery merchandise and services to be delivered or performed by us in the future. The amounts deposited can be withdrawn only after we have completed our obligations under the preneed contract or upon the cancellation of the contract. Also referred to as a preneed trust.

Non-Funeral Home Preneed Sales Revenue — Non-funeral home general agency revenue and merchandise and travel protection, net, sold to a preneed customer and delivered before a death has occurred.

Outer Burial Container — A reinforced container intended to inhibit the subsidence of the earth and house the casket after it is placed in the ground, also known as a burial vault.

Preneed — Purchase of cemetery property interment rights or any funeral or cemetery merchandise and services prior to death occurring.

Preneed Backlog or Backlog of Preneed Revenue — Future revenue from unfulfilled preneed funeral, cremation, and cemetery contractual arrangements.

Preneed Cemetery Sales Production — Sales of preneed cemetery contracts. These sales are recorded in *Deferred revenue, net* until the merchandise is delivered, the service is performed, or the property has been constructed and is available for interment.

Preneed Funeral Sales Production — Sales of preneed funeral trust-funded and insurance-funded contracts. Preneed funeral trust-funded contracts are recorded in *Deferred revenue, net* until the merchandise is delivered or the service is performed. We do not reflect the unfulfilled insurance-funded preneed funeral contract amounts in our Consolidated Balance Sheet. The proceeds of the life insurance policies will be reflected in revenue as these funerals are performed by us in the future.

Preneed Receivables, Net — Amounts due from customers when we have delivered the merchandise, performed the service, or transferred control of the cemetery property interment rights prior to a death occurring and amounts due from customers on irrevocable preneed contracts.

Travel Protection — A service provided by a third-party that provides shipment of remains to the servicing funeral home of choice if the purchaser passes away outside of a certain radius of their residence.

Trust Fund Income — Recognized investment earnings from our merchandise and service and perpetual care trust investments.

As used herein, "SCI," "Company," "we," "our," and "us" refer to Service Corporation International and companies owned directly or indirectly by Service Corporation International, unless the context requires otherwise. Management has published a white paper on the corporate website for further understanding of accounting for preneed sales. You can view the white paper at http://investors.sci-corp.com under Featured Documents. Documents and information on our website are not incorporated by reference herein.

Item 1. Business

General

We are North America's largest provider of deathcare products and services, with a network of funeral service locations and cemeteries unequaled in geographic scale and reach. At December 31, 2023, we operated 1,483 funeral service locations and 489 cemeteries (including 305 funeral service/cemetery combination locations), which are geographically diversified across 44 states, eight Canadian provinces, the District of Columbia, and Puerto Rico.

We are well known for our Dignity Memorial® brand, North America's first transcontinental brand of deathcare products and services. Our other brands include Dignity Planning™, National Cremation Society®, Advantage® Funeral and Cremation Services, Funeraria del Angel™, Making Everlasting Memories®, Neptune Society™ and Trident Society™. Our funeral service and cemetery operations consist of funeral service locations, cemeteries, funeral service/cemetery combination locations, crematoria, and other related businesses, which enable us to serve a wide array of customer needs. We sell cemetery property and funeral and cemetery merchandise and services at the time of need and on a preneed basis.

Human Capital Management

At December 31, 2023, we employed 17,612 full-time individuals and 7,310 part-time individuals. Of the full-time associates, 14,840 were employed in the funeral and cemetery operations and 2,772 were employed in corporate or other overhead areas of our business. Approximately 2.5% of our associates are represented by unions. Although labor disputes occur from time to time, relations with associates are generally considered favorable. We reach out to our associates for feedback throughout their employment at SCI using a variety of voluntary surveys ensuring we are meeting the needs and expectations of our workforce.

Associate Benefits

Eligible associates in the United States may elect coverage under our group health and life insurance plans. Associates covered by a collective bargaining agreement are typically covered by union health plans and, therefore, do not participate in our health insurance plan. At December 31, 2023 and 2022, there were 9,779 and 9,478 associates, respectively, who had elected to participate in our group health insurance plans.

Eligible associates in the United States are covered by retirement plans of SCI or various subsidiaries, while Canadian associates are covered by other SCI (or SCI subsidiary) defined contribution or government-mandated benefit plans. We have an employee savings plan that qualifies under Section 401(k) of the Internal Revenue Code for the exclusive benefit of our United States employees. We contribute a matching contribution based on the employee's contribution and years of vesting service. For more information about our retirement plans, see Note 12 of Part II, Item 8. Financial Statements and Supplementary Data.

We understand the importance of work-life balance and provide other benefits such as baby bonding time, paid time-off for various reasons, and financial planning support for our associates. Additionally, we offer an employee assistance program that offers free and confidential counseling by masters level counselors for associates who may be facing mental health challenges.

Diversity, Equity, and Inclusion

We believe in the power of inclusion and respecting our fellow associates' work, ideas, beliefs, and lifestyles. Our Diversity, Equity, and Inclusion (DEI) Committee, which is a cross-functional team of associates, has been key to the development of programs such as our inclusive leadership training and Associate Resource Communities (ARCs). The ARCs allow colleagues with similar backgrounds or interests to connect for networking, provide opportunities for mentorship, and support the communities and customers we serve. Our leadership team is committed to advancing inclusion and diversity within the workplace. Embracing the many backgrounds and perspectives that make each of us unique allows us to remain relevant to the diverse families we serve. We maintain a DEI senior management position to support the Company's belief that diversity of talent and people is a key driver of better business outcomes.

Training and Development

We provide opportunities for career growth and supporting the personal and professional goals of our associates is a priority for us. In addition to development programs and a robust online training portal offering thousands of courses, books, audiobooks, and videos, associates can participate in mentoring programs and take advantage of discounts and tuition reimbursement through our many university partnerships. We are also proud to offer scholarship and apprentice programs to those interested in joining our profession.

Regulation

Our funeral operations are regulated by the Federal Trade Commission (the "FTC") under the FTC's Trade Regulation Rule on Funeral Industry Practices (the "Funeral Rule"), which went into effect in 1984. The Funeral Rule defines certain acts or practices as unfair or deceptive and contains certain requirements to prevent these acts or practices. The preventive measures require a funeral provider to give consumers accurate, itemized price information as well as various other disclosures about funeral merchandise and services and prohibit a funeral provider from making misrepresentations and engaging in deceptive or unfair practices.

Our operations are also subject to regulation, supervision, and licensing under numerous federal, state, and local laws and regulations as well as Canadian provincial laws and regulations. For example, state laws impose licensing requirements for funeral service locations and funeral directors and regulate preneed sales including our preneed trust activities. Our facilities are subject to environmental, health, and safety regulations. We take various measures to comply with the Funeral Rule and all laws and regulations. For example, we have established and maintain policies and procedures around our business practices; we provide training of our personnel; and we perform ongoing reviews of our compliance efforts. We are currently in substantial compliance with the Funeral Rule and all laws and regulations.

Federal, state, and local legislative bodies and regulatory agencies (including Canadian legislative bodies and agencies) frequently propose new laws and regulations, some of which could have a material effect on our operations and on the deathcare industry in general. We cannot accurately predict the outcome of any proposed legislation or regulation or the effect that any such legislation or regulation might have on us.

History

We were incorporated in Texas in July of 1962. Our original business plan was based on efficiencies of scale, specifically reducing overhead costs by sharing resources such as preparation services, back office administration support, transportation, and personnel among funeral service locations in a business "cluster." We set out to apply this operating strategy through the acquisition of deathcare businesses in other markets over the next three decades. Beginning in 1993, we expanded beyond North America, acquiring major deathcare companies internationally.

During the mid to late 1990s, acquisitions of deathcare facilities became extremely competitive, resulting in increased prices for acquisitions and substantially reduced returns on invested capital. In 1999, we significantly reduced our level of acquisition activity and divested certain of our international businesses and many North American funeral service locations and cemeteries. At the same time, we began to capitalize on the strength of our network by introducing to North America the first transcontinental brand of deathcare services and products — Dignity Memorial® (see www.dignitymemorial.com). Information contained on our website is not part of this report.

In late 2006, we began a series of strategic acquisitions through 2013 by acquiring Alderwoods Group, Keystone North America, The Neptune Society, Inc. (Neptune), also now known as SCI Direct, and Stewart Enterprises, Inc. (Stewart). We continue to pursue strategic acquisitions and complete divestitures of non-strategic funeral homes and cemeteries. See Strategies for Growth within Part I, Item 1. Business for more information on how we invest capital to grow our business.

Funeral and Cemetery Operations

Our funeral service and cemetery operations consist of funeral service locations, cemeteries, funeral service/cemetery combination locations, crematoria, and other related businesses. See Note 13 in Part II, Item 8. Financial Statements and Supplementary Data, for financial information about our business segments and geographic areas.

We have the largest number of combination locations in North America. Funeral service/cemetery combination locations are businesses in which a funeral service location is physically located within or adjoining a cemetery that we own. Combination locations allow certain facility, personnel, and equipment costs to be shared between the funeral service location and a cemetery location. Combination facilities typically are more cost competitive and have a higher gross margin than funeral and cemetery operations that are operated separately. Combination locations also create synergies between funeral and cemetery sales personnel and give families added convenience to purchase both funeral and cemetery merchandise and services at a single location.

Funeral service locations provide all professional services related to funerals and cremations, including the use of funeral home facilities and motor vehicles, arranging and directing services, removal, preparation, embalming, cremations, memorialization, and catering. Funeral merchandise, including burial caskets and related accessories, urns and other cremation receptacles, outer burial containers, flowers, online and video tributes, stationery products, casket and cremation memorialization products, and other ancillary merchandise, is sold at funeral service locations.

Our cemeteries provide cemetery property interment rights, including developed lots, lawn crypts, mausoleum spaces, niches, and other cremation memorialization and interment options. Cemetery merchandise and services, including memorial cemetery markers and bases, outer burial containers, flowers and floral placement, other ancillary merchandise, graveside services, merchandise installation, and interments, are sold at our cemeteries.

We also sell cemetery property interment rights and funeral and cemetery merchandise and services whereby a customer contractually agrees to the terms of certain products and services to be delivered and performed in the future. We define these sales as preneed sales. As a result of such preneed sales, our preneed backlog of unfulfilled funeral and cemetery contracts was $14.8 billion and $13.7 billion at December 31, 2023 and 2022.

The following table at December 31, 2023 provides the number of our funeral service locations and cemeteries by country, and by state, territory, or province:

Country, State/Territory/Province	Funeral Service Locations	Number of Cemeteries	Total
United States			
Alabama	34	13	47
Arizona	31	11	42
Arkansas	12	3	15
California	172	42	214
Colorado	29	11	40
Connecticut	21	—	21
Delaware	—	1	1
District of Columbia	1	—	1
Florida	135	62	197
Georgia	31	18	49
Hawaii	8	3	11
Idaho	1	—	1
Illinois	41	27	68
Indiana	50	14	64
Iowa	6	2	8
Kansas	8	5	13
Kentucky	11	4	15
Louisiana	33	11	44
Maine	10	—	10
Maryland	15	13	28
Massachusetts	27	—	27
Michigan	40	—	40
Minnesota	8	2	10
Mississippi	12	3	15
Missouri	25	10	35
Nebraska	8	2	10
Nevada	15	6	21
New Hampshire	5	—	5
New Jersey	21	—	21
New Mexico	1	—	1
New York	52	—	52
North Carolina	47	17	64
Ohio	48	14	62

Country, State/Territory/Province	Funeral Service Locations	Number of Cemeteries	Total
Oklahoma	13	7	20
Oregon	15	4	19
Pennsylvania	25	16	41
Puerto Rico	6	9	15
Rhode Island	6	—	6
South Carolina	12	9	21
Tennessee	43	18	61
Texas	162	65	227
Utah	4	3	7
Virginia	37	24	61
Washington	35	15	50
West Virginia	6	6	12
Wisconsin	—	7	7
Canada			
Alberta	9	—	9
British Columbia	36	9	45
Manitoba	4	3	7
New Brunswick	5	—	5
Nova Scotia	12	—	12
Ontario	42	—	42
Quebec	40	—	40
Saskatchewan	13	—	13
Total funeral service locations and cemeteries	1,483	489	1,972

We believe we have satisfactory title to the properties owned and used in our business, subject to various liens, encumbrances, and easements that are incidental to ownership rights and uses and do not materially detract from the value of the property. At December 31, 2023, we owned approximately 90% of the real estate and buildings used at our facilities, and the remainder of the facilities were leased under both financing and operating leases. At December 31, 2023, our 489 cemeteries contained a total of approximately 35,500 acres, of which approximately 66% was developed. Interment rights for approximately 2,000 acres of the developed acreage are unsold.

Our corporate headquarters are located at 1929 Allen Parkway, Houston, Texas 77019. The property consists of approximately 160,000 square feet of office space and 185,000 square feet of parking space on approximately seven acres. We own a building in Jefferson, Louisiana with approximately 96,200 square feet of office space that we use, in part, for corporate activities.

A map of our locations in North America is presented below:

AB
BC 36 9
9
SK 13
MB 4 3
ON 42
QC 40
NB 5
35 15
WA
10
12 NS
MN 8
ND
2
7
ME
NH
VT 5
NY 52
CT
27 MA
6 RI
15 4
OR
1
MT
SD
8 2
NE
IA 6 2
WI
MI 40
41
50 48 OH
25 PA
16
21
21 NJ
1 DE
15 4
NV
6
UT 4 3
29 11
CO
8 5
KS
25
10 MO
IL 27
IN 14
KY 11
W 14
6
6
4
37
24 VA
1
DC
15 13 MD
172
42
CA
31 11
AZ
1
NM
13 7
OK
12 AR
3
TN 43 18
47 17
12 9
NC
31 SC
162
65
33
12
3
MS
34
13 AL
18 GA
135
8 3
HI
11 LA
TX
62
FL
6 9
PR

● Funeral Service Locations
● Cemeteries

Competition

Although there are several public companies that own funeral service locations and cemeteries, the majority of deathcare businesses in North America are locally-owned, independent operations. We estimate that our funeral and cemetery market share in North America is approximately 16% based on estimated total industry revenue. Our funeral business has low to moderate barriers to entry, whereas the cemetery business barriers to entry are high due to the requirement of land and permitting along with the requirement of sufficient capital to develop cemetery property. The success of a single funeral service location or cemetery in any community is a function of the name, reputation, and location of that funeral service location or cemetery. Competitive pricing, professional service and attention, and well-maintained locations are also important.

We have an unparalleled network of funeral service locations and cemeteries that offers high quality products and services at prices that are competitive with local competing funeral service locations, cemeteries, and retail locations. Within this network, our funeral service locations and cemeteries operate under various names as most operations were acquired as existing businesses. We have co-branded the majority of our operations under the name Dignity Memorial®. Our branding strategy gives us a strategic advantage and identity in the industry. While this branding process is intended to emphasize our seamless national network of funeral service locations and cemeteries, the original names associated with acquired operations, and their inherent goodwill and heritage, generally remain the same. For example, Geo. H. Lewis & Sons Funeral Directors is now Geo. H. Lewis & Sons Funeral Directors, a Dignity Memorial® provider.

Strategies for Growth

We are the largest consolidated deathcare company in North America and are well positioned for long-term profitable growth. Like most businesses world-wide, the outbreak of a novel strain of coronavirus (COVID-19) impacted various aspects of our business operations. However, our fundamental strategy has not changed. Over the next several years, our industry will be largely shaped by the aging of the Baby Boomer generation in the deathcare space which we are poised to benefit from. In each stage of life, Baby Boomers have set new trends, transformed society, and redefined norms, and we are already seeing the impact on our industry. Over the last five years, we have seen the impact of the Baby Boomers through the growth in both our preneed cemetery sales production and our preneed funeral production. We expect to see a similar impact on our atneed results as these preneed contracts mature. In every aspect of our business, we are listening and responding to our customer's changing needs and leveraging our scale to deliver unparalleled experiences - both digitally and in person - to meet those changing needs.

The following strategies remain the core of our foundation: 1) grow revenue, 2) leverage our unparalleled scale, and 3) invest capital. While these strategies remain unchanged, a shift to increased utilization of technology during the COVID-19 pandemic has influenced how we serve our customers and how we invest our capital.

Grow Revenue

We plan to remain relevant to our customers as their preferences evolve through a combination of price, product, and service differentiation strategies to facilitate revenue growth. We also expect that continued growth in our preneed sales will drive future revenue expansion.

Remaining Relevant to the Customer

Remaining relevant to our customer is key to generating revenue growth in a changing customer environment. We are constantly evolving to meet the varying preferences and needs of our customers. Whether choosing burial or cremation, the Baby Boomers are redefining the traditional funeral by transitioning away from solemnly mourning a death to a personalized celebration of life ceremony. We responded to this trend by spending capital to repurpose traditional casket selection rooms to event rooms that can accommodate a celebration, while also updating existing locations to more contemporary, uplifting spaces. We are offering a customer-friendly digital presentation of options that allows the customer to choose merchandise and services including unique celebration, catering, and celebrant services.

In our funeral segment, we focus on merchandise and services that are meaningful to both our burial and cremation customers. The growing trend of cremation has resulted in new product and service offerings, including cremation-specific service packages, which may or may not include memorialization. In addition, we have focused on making the entire cremation experience more meaningful for families, from the first point of contact to the delivery of a loved one's ashes to the family.

In our cemetery segment, we continue to grow revenue by responding to the customer's desire for personalized and unique options by expanding our tiered product and cemetery property options. Over the past several years, we have substantially increased our property options to offer many unique choices. From high-end family estates, which capture incredible views, to nicely landscaped hedge estates, we continue to develop property selections that resonate with our customers. For cemetery merchandise and services, we have developed innovative products such as recurring floral placements, customized cemetery property offerings, and specialized graveside service options. We continue to embrace cremation opportunities for customers in our cemetery segment by offering an increased variety of cremation property options, including glass-front niches and scattering gardens.

As we evolve to meet ever-changing customer preferences, we will continue catering to the numerous religious, ethnic, and cultural traditions important to many of our customers. We have remained flexible to meet the varying needs of customers, demonstrating our resolve to remain relevant to changing customer preferences.

Growing Preneed Sales

Our preneed sales program drives current and future revenue growth. Baby Boomers have been influencing our cemetery preneed sales for several years and are beginning to positively affect the growth of our preneed funeral sales programs. Our highly trained sales force of approximately 3,800 counselors provide customers with informed guidance about various service and merchandise options tailored for today's consumers. Utilizing our scale, our counselors are reaching out to consumers through multiple lead channels, driving future revenue growth. We sponsor community events and seminars to educate and provide guidance around preplanning both funeral and cemetery services and merchandise. We have adopted a more sophisticated and targeted marketing approach, and we continue increasing our digital presence through search engine optimization and other marketing channels. We have a unique competitive advantage to continue growing preneed sales benefiting from our size and scale. Our preneed program provides us with an opportunity to develop greater brand awareness, gives consumers peace of mind about their end of life arrangements, and secures future market share. In addition, our increased digital presence has provided significant growth in our digital lead channels over the last several years.

Leverage Our Unparalleled Scale

As the largest deathcare company in North America, we leverage our scale by developing our sales organization and optimizing the use of our network using technology, which benefits our preneed backlog. Our scale enables cost efficiencies through purchasing power and utilizing economies of scale through our supply chain channel. During the COVID-19 pandemic, we were able to continue to operate without any major disruptions to our business, which highlights the strength of our scale.

Developing Our Sales Organization

Over the last several years, we have continued to invest significantly in the development of our sales organization with best in class tools and technologies. These investments include a customer relationship management system, which drives improvements in productivity and sales production by leveraging data analytics, rigorous lead tracking, and effective follow-up campaigns. We continue to diversify our sales force to understand and cater to the numerous religious, ethnic, and cultural traditions important to our customers. Our premier combination locations and other large and recognizable cemeteries and funeral homes attract high-quality sales talent. Our scale allows us to operate and expand our sales organization in a manner that would be difficult for our competitors to replicate.

Optimizing Our Network and Deploying Customer-Facing Technology

We continue driving operating discipline and leveraging our scale through standardizing processes and capitalizing on new technologies to improve the customer experience. Our advancements in technology are changing the way we present our product and service offerings to customers. Our atneed point of sale system, HMIS+, uses a digital platform enabled with high resolution video and photographs to create a seamless presentation of our products and service offerings. Our mobile preneed sales system, Beacon, provides customers with a full digital presentation experience in their home or other place of their choosing.

Our Dignity Memorial® location websites feature a modern and user-friendly design. Our location-specific websites are designed for mobile use and optimized for better search engine ranking. In addition to the contemporary and sophisticated design, client families enjoy innovative features such as an interactive obituary experience, the ability to create and share personalized content in memory of their loved one, the ability to see venues, catering options, online pricing, and new self-service options like scheduling an appointment online.

We have reduced the time it takes to receive customer feedback through digital surveys. Online reviews provide visibility of customer engagement down to the location level and shorten our response time in addressing any customer concerns. We have established a social media presence for many of our funeral and cemetery businesses, including the ability to livestream services at many of our locations. These digital efforts have resulted in favorable customer satisfaction ratings and increased digital sales leads over the last several years.

Through the COVID-19 pandemic, we learned valuable lessons around our ability to quickly deploy customer-facing technology. Our associates and client families embraced an increasingly digital world, as we utilized various online tools to complete sales and meet families. We are encouraged by the increased digitization and we are making great strides with internal projects leveraging technology and simplifying nearly every facet of service delivery.

Growing Our Preneed Backlog

Our preneed backlog, which includes both insurance and trust-funded merchandise and service products, allows us to grow future revenue in a more stable and efficient manner than selling at the time of need. The scale of our multi-billion dollar trust portfolios allows us to leverage access to preeminent money managers with favorable fee structures generating above average returns to help offset inflation. Our blended funding approach between insurance and trust-funded merchandise and service products allows us to combine the positive cash flow and predictability of the insurance product with the potential upside of higher returns from our trusted merchandise and service products. This blended approach also helps our ability to grow our preneed backlog in a cash flow neutral manner.

Capital Allocation

We consistently evaluate the best uses of our cash flow that will yield the highest value and return on capital. Our strong liquidity, favorable debt maturity profile, and robust cash flow generation enables us to continue our long-standing commitment to allocate capital to opportunistically grow our business and enhance shareholder value. Typically, our highest relative return opportunities come from acquisitions and funeral service and cemetery new builds.

Investing in Acquisitions and Building New Funeral Service and Cemetery Locations

We manage our footprint by focusing on strategic acquisitions and building new funeral service and cemetery locations where the expected returns are attractive and meaningfully exceed our weighted average cost of capital. We target businesses with favorable customer dynamics and locations where we can achieve additional economies of scale. Over the last several years, we have deployed significant growth capital spend on new funeral service locations, enlarging our footprint into new communities as well as expanding existing locations to remain relevant to our customers. For our cemetery businesses, we plan to pursue strategic acquisitions to create more opportunities to serve Baby Boomers through our tiered cemetery options. Additionally, we acquire land for future cemetery development in some of our largest markets. This investment in our future will allow us to continue creating cemetery offerings that appeal to varying preferences in those markets for many years to come. We invested $72.5 million in acquiring 17 funeral service locations and 2 cemeteries in 2023.

Return Excess Cash to Shareholders

Absent any strategic acquisition or new build opportunities, we intend to return excess cash to shareholders through dividends and our share repurchase program. Our quarterly dividend rate has steadily grown from $0.025 per common share in 2005 to $0.29 per common share at the end of 2023. We target a dividend payout ratio of 30% to 40% of after-tax earnings excluding special items and intend to grow our cash dividend commensurate with the growth in our business. We also expect to continue to repurchase shares of our common stock in the open market or through privately negotiated transactions, subject to market conditions, debt covenants, and normal trading restrictions. There can be no assurance that we will buy our common stock under our repurchase program in the future. In 2023, we repurchased 8,700,767 shares of our common stock at an aggregate cost of $549.6 million, which is an average cost per share of $63.17. In 2022, we repurchased 10,356,250 shares of our common stock at an aggregate cost of $661.1 million, which is an average cost per share of $63.84. Subsequent to December 31, 2023, we repurchased 310,581 shares for $20.93 million at an average cost per share of $67.39.

Managing Debt

We continue to focus on maintaining optimal levels of liquidity and financial flexibility. Our flexible capital strategy allows us to manage our debt maturity profile by making open market debt repurchases when it is opportunistic to do so. We generate a relatively consistent annual cash flow stream that is generally resistant to down economic cycles. This cash flow stream and our significant liquidity allow us to substantially reduce our long-term debt maturities should we choose to do so. In January 2023, we entered into a new bank credit agreement that consists of a $675.0 million Term Loan due January 2028 and an increased Bank Credit Facility due January 2028 providing for borrowings of up to $1.5 billion. Proceeds from this new bank credit agreement were used to settle our existing Term Loan and Bank Credit Facility due May 2024. Our new bank credit agreement provides us with flexibility for incremental liquidity, capital investment, working capital, and other general corporate purposes.

Other

We make available free of charge, on or through our website, our annual, quarterly, and current reports and any amendments to those reports, as soon as reasonably practicable after electronically filing such reports with the Securities and Exchange Commission (SEC). Our website is http://www.sci-corp.com and our telephone number is (713) 522-5141. We also post announcements, updates, events and investor information and presentations on our website in addition to copies of all recent news releases. We may use the Investors section of our website to communicate with investors. It is possible that the financial and other information posted there could be deemed material information. Each of our Board of Directors' standing committee charters, our Corporate Governance Guidelines, our Code of Ethics for Board Members, and our Code of Conduct for Officers and Employees are available, free of charge, through our website or, upon request, in print. We will post on our internet website all waivers to, or amendments of, our Code of Conduct for Officers and Employees, which are required to be disclosed by applicable law and New York Stock Exchange listing standards. Information contained on our website is not part of this report. In addition, the SEC also maintains a website that contains reports, proxy and information statements, and other information regarding issuers where you may obtain a copy of all of the material we file publicly with the SEC. The SEC website address is *http://www.sec.gov*.

Executive Officers of the Company

The following table sets forth, as of February 13, 2024, the name and age of each executive officer of the Company, the office held, and the year first elected an officer.

Officer Name	Age	Position	Year First Became Officer
Thomas L. Ryan	58	Chairman of the Board, Chief Executive Officer, and President	1999
Sumner J. Waring, III	55	Senior Vice President, Chief Operating Officer	2002
Eric D. Tanzberger	55	Senior Vice President, Chief Financial Officer	2000
Lori Spilde	53	Senior Vice President, General Counsel and Secretary	2019
Elisabeth G. Nash	62	Senior Vice President, Operations Services	2004
John H. Faulk	48	Senior Vice President, Revenue and Business Development	2010
Steven A. Tidwell	62	Senior Vice President, Sales and Marketing	2010
Tammy R. Moore	56	Vice President and Corporate Controller	2010

Mr. Ryan was elected Chairman of the Board of SCI effective in January 2016, appointed Chief Executive Officer in February 2005, and President in 2002. He joined the Company in 1996 and served in a variety of financial management roles until November 2000, when he was asked to serve as Chief Executive Officer of European Operations based in Paris, France. In July 2002, Mr. Ryan returned to the United States where he was appointed President and Chief Operating Officer of SCI. Before joining SCI, Mr. Ryan was a certified public accountant with Coopers & Lybrand LLP for eight years. He holds a bachelor's degree in business administration from the University of Texas at Austin. Mr. Ryan serves as a member of the University of Texas McCombs Business School Advisory Council and is a senior member of the University of Texas MD Anderson Cancer Center Board of Visitors.

Mr. Waring, Senior Vice President and Chief Operating Officer, is responsible for North American Operations. He joined SCI in 1996 as Area Vice President of Operations when SCI acquired his family's funeral business. He was appointed President of the Northeast Region in 1999 and President of the Pacific Region in September 2001. In September 2002, Mr. Waring was appointed Vice President, Western Operations, a position he held until May 2004 when he was appointed Vice President, Major Market Operations. He was promoted to Senior Vice President in 2006. In May 2015, Mr. Waring's responsibilities were expanded to include all operations in North America. Mr. Waring holds a bachelor's degree in business administration from Stetson University, a degree in mortuary science from Mount Ida College, and a master's degree in business administration from the University of Massachusetts Dartmouth. Mr. Waring serves on the Board of Directors of BankFive and the Greater Houston Partnership.

Mr. Tanzberger was appointed Senior Vice President and Chief Financial Officer in June 2006 and also served as Treasurer from July 2007 to February 2017. Mr. Tanzberger joined the Company in August 1996 and held various management positions prior to being promoted to Corporate Controller in August 2002. In 2022, his responsibilities were expanded to include information technology. Before joining SCI, Mr. Tanzberger began his financial career at Coopers and Lybrand LLP. Mr. Tanzberger holds a Bachelor of Business Administration degree from the University of Notre Dame. Mr. Tanzberger is currently a member of the Board of Directors and Chair of the Audit Committee of Sanara MedTech Inc. (NASDAQ: SMTI). He is also a current member of the Executive Committee and the Audit Committee Chair of the United Way of Greater Houston. Mr. Tanzberger is a former member of the Board of Trustees of Junior Achievement of Southeast Texas and the National Funeral Directors Association Funeral Service Foundation.

Ms. Spilde was named Senior Vice President, General Counsel and Secretary in 2023. She joined SCI in 2000 with the acquisition of American Memorial Life Insurance. She began her tenure with the Company in operations. In 2006, she was promoted and her role shifted to managing legal affairs for Mergers & Acquisitions, Antitrust, and Real Estate. In 2018, her role was expanded to include oversight of Company SEC filings and responsibility for the corporate secretarial function. She was promoted to her previous role as Vice President and Deputy General Counsel in 2019. Ms. Spilde holds a master's degree in business administration from The University of Texas. She also earned Juris Doctor, Master of Arts, and bachelor's degrees from the University of South Dakota.

Ms. Nash was named Senior Vice President of Operations Services in 2010 and is currently responsible for a variety of support functions, including human resources, supply chain, centralized operations and program management. Prior to that she was Vice President of Process Improvement and Technology, where she led the redefinition of our field and home office processes and systems. Before joining SCI, Ms. Nash served in various senior management accounting and financial positions with Pennzoil Corp. She holds a bachelor's degree in business administration in accounting from Texas A&M University. Ms. Nash serves as Chair of the Board of Directors of Genesys Works Houston.

Mr. Faulk was named Senior Vice President of Revenue and Business Development in 2018. He joined SCI in March 2010 as Vice President, Business Development, to oversee the Company's strategic growth, including mergers and acquisitions, real estate, and construction. His promotion in 2018 expanded his role to include setting direction for the company's pricing and cemetery development functions. Prior to joining the Company, Mr. Faulk worked for Bain & Company, Inc. where he helped Fortune 500 Companies and specialty retailers identify profit growth opportunities and achieve strong operating results. He holds a master's degree in business administration from the Darden Graduate School of Business at the University of Virginia and a bachelor's degree in electrical engineering from the University of Virginia.

Mr. Tidwell was named Senior Vice President of Sales and Marketing in 2018 and is responsible for leading all areas of sales and marketing for SCI. He joined SCI as Vice President, Main Street Market Operations, in March 2010 and was promoted to Senior Vice President of Sales and Merchandising in 2012. As a co-founder of Keystone North America, Inc., Mr. Tidwell served as its President and Chief Executive Officer from May 2007 until it was acquired by SCI in March 2010. In his role, Mr. Tidwell worked closely with Keystone's Senior Leadership Team to develop and implement organic growth strategies as well as external growth and acquisition strategies. He began his career as a licensed funeral director and embalmer in Nashville, Tennessee, and has been actively involved in the funeral and cemetery profession for over forty years. He holds an associate of arts degree from John A. Gupton College and has attended Executive Management and Leadership programs at the Harvard Business School, Vanderbilt University Owen Graduate School of Management, and the Center for Creative Leadership. Since 2019, Mr. Tidwell has served on the Board of Regents of Commonwealth Institute of Funeral Service.

Mrs. Moore was named Vice President and Corporate Controller in 2010 and oversees general accounting, trust and technical accounting, internal and external reporting, and customer service. She joined the Company in August 2002 as Manager of Financial Reporting and was promoted to Director of Financial Reporting in 2004 and Managing Director and Assistant Controller in June 2006. Prior to joining the Company, Mrs. Moore was a certified public accountant with PricewaterhouseCoopers LLP. She holds a bachelor's degree in business administration in accounting from the University of Texas at San Antonio. Since 2019, Mrs. Moore has served on the Board of Regents of Commonwealth Institute of Funeral Service.

Item 1A. Risk Factors

Cautionary Statement on Forward-Looking Statements

The statements in this Form 10-K that are not historical facts are forward-looking statements made in reliance on the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. These statements may be accompanied by words such as "believe", "estimate", "project", "expect", "anticipate", or "predict" that convey the uncertainty of future events or outcomes. These statements are based on assumptions that we believe are reasonable; however, many important factors could cause our actual consolidated results in the future to differ materially from the forward-looking statements made herein and in any other documents or oral presentations made by, or on behalf of, the Company. These factors are discussed below. We assume no obligation and make no undertaking to publicly update or revise any forward-looking statements made herein or any other forward-looking statements made by the Company, whether as a result of new information, future events, or otherwise.

Risks Related to Our Business

Our affiliated trust funds own investments in securities, which are affected by market conditions that are beyond our control.

In connection with our preneed merchandise and service sales and our cemetery property sales, most affiliated trust funds own investments in equity securities, fixed income securities, commingled funds, money market funds, and mutual funds. The fair value of these investments and our earnings and investment gains and losses on these securities and funds are affected by financial market conditions that are beyond our control. Additionally, we may not choose the optimal mix of securities for any particular market condition.

The following table summarizes our investment returns (realized and unrealized), excluding certain fees, on our trust funds:

	Years Ended December 31,		
	2023	2022	2021
Preneed funeral merchandise and service trust funds	16.5 %	(11.5)%	14.2 %
Preneed cemetery merchandise and service trust funds	16.9 %	(11.8)%	15.3 %
Cemetery perpetual care trust funds	15.3 %	(11.0)%	13.7 %
Combined trust funds	16.3 %	(11.5)%	14.4 %

Generally, earnings or gains and losses on our trust investments are recognized and we withdraw cash when the underlying merchandise is delivered, service is performed, or upon contract cancellation. Our cemetery perpetual care trusts recognize earnings, and in certain states, capital gains and losses or fixed percentage distributions. We withdraw allowable cash when we incur qualifying cemetery maintenance costs.

If the investments in our trust funds experience significant declines in 2024 or subsequent years or in a high inflation environment, there could be insufficient funds in the trusts to cover the costs of delivering merchandise and services or maintaining our cemeteries in the future. We may be required to cover any such shortfall with cash flows from operations, which could have a material adverse effect on our financial condition, results of operations, and cash flows. For more information related to our trust investments, see Note 3 in Part II, Item 8. Financial Statements and Supplementary Data.

If the fair value of these trusts, plus any other amount due to us upon delivery of the associated contracts, were to decline below the estimated costs to deliver the underlying products and services, we would record a charge to earnings to record a liability for the expected losses on the delivery of the associated contracts. As of December 31, 2023, no such charge was required in any reported period.

We may be required to replenish our affiliated funeral and cemetery trust funds to meet minimum funding requirements, which would have a negative effect on our earnings and cash flow.

In certain states and provinces, we have withdrawn allowable distributable earnings, including unrealized gains, from our trust funds prior to the maturity or cancellation of the related contract. Additionally, some states have laws that either require replenishment of investment losses under certain circumstances or impose various restrictions on withdrawals of future earnings when trust fund values drop below certain prescribed amounts. In the event of market declines that result in a severe decrease in trust fund value, we may be required to replenish amounts in the respective trusts in some future period. As of December 31, 2023, we had unrealized losses of $2.6 million in the various trusts within these states, but no such replenishment is currently necessary.

Our ability to execute our strategic plan depends on many factors, some of which are beyond our control.

Our strategic plan is focused on growing our revenue, leveraging our scale, and investing our capital. Many of the factors that impact our ability to execute our strategic plan, such as the number of deaths and general economic conditions, are beyond our control. Changes in operating conditions, such as supply disruptions and labor disputes, could negatively impact our operations. Our inability to leverage scale to drive cost savings, productivity improvements, preneed production, or earnings growth anticipated by management could affect our financial performance. Our inability to identify acquisition targets and to complete acquisitions, divestitures, or strategic alliances as planned or to successfully integrate acquired businesses and realize expected synergies and strategic benefits could impact our financial performance. Our inability to allocate capital to maximize shareholder value could impact our financial performance. We cannot give assurance that we will be able to execute any or all of our strategic plan. Failure to execute any or all of our strategic plan could have a material adverse effect on our financial condition, results of operations, and cash flows.

We may be adversely affected by the effects of inflation.

Inflation has the potential to adversely affect our liquidity, business, financial condition and results of operations by increasing our overall cost structure or by reducing the amount of discretionary income consumers have available to spend on our services. The existence of inflation in the economy has resulted in, and may continue to result in, higher interest rates and capital costs, supply shortages, increased costs of labor, components, manufacturing and shipping, as well as weakening exchange rates and other similar effects. As a result of inflation, we have already experienced modest cost increases and surcharges from our vendors and suppliers on merchandise and goods and may continue to experience additional cost increases in the future, which could be of greater magnitude than those experienced to date. In addition, the impacts of inflation are also felt by consumers who face rising prices for a variety of goods and services, which could reduce the amount of discretionary spending that would otherwise be available to our client families and potential client families to spend on our services. Although we may take measures to mitigate the effects of inflation, if these measures are not effective, our business, financial condition, results of operations and liquidity could be materially adversely affected. Even if such measures are effective, there could be a difference between the timing of when these beneficial actions impact our results of operations and when the cost of inflation is incurred.

Our results may be adversely affected by significant weather events, natural disasters, catastrophic events or public health crises.

Three of our largest states by total revenue are California, Texas, and Florida, areas where natural disasters are more prevalent. Significant weather events in these states or other key areas where our operations are concentrated, natural or other disasters, and unforeseen public health crises, such as pandemics and epidemics (including the COVID-19 pandemic), could disrupt our business through injury or illness to our associates or client families, physical damage, closure or destruction of one or more of our locations, data centers or office facilities, disrupt access to scarce resources such as water supply or disrupt the delivery of goods or services by one or more of our vendors, any or all of which could adversely impact our operations or increase our costs, which would adversely affect our financial results.

Our credit agreements contain covenants that may prevent us from engaging in certain transactions.

Our Bank Credit Facilities contain, among other things, various affirmative and negative covenants that may prevent us from engaging in certain transactions that might otherwise be considered beneficial to us. The covenants limit, among other things, our and our subsidiaries' ability to:

- Incur additional indebtedness (including guarantee obligations);
- Create liens on assets;
- Engage in certain transactions with affiliates;
- Enter into sale-leaseback transactions;
- Engage in mergers, liquidations, and dissolutions;

- Sell assets;

- Pay dividends, distributions, and other payments in respect of our capital stock;

- Purchase our capital stock in the open market;

- Make investments, loans, or advances;

- Repay indebtedness or amend the agreements relating thereto;

- Create restrictions on our ability to receive distributions from subsidiaries; and

- Change our lines of business.

Our Bank Credit Facilities require us to maintain a leverage ratio. This covenant may require us to take actions to reduce our indebtedness or act in a manner contrary to our strategic plan and business objectives. In addition, events beyond our control, including changes in general economic and business conditions, may affect our ability to satisfy this covenant. A breach of this covenant could result in a default of our indebtedness. If we breach certain affirmative covenants or the negative covenant contained in our Bank Credit Facilities, then, immediately upon notice from the applicable administrative agent, an event of default will have occurred and the lenders could elect to declare all amounts outstanding thereunder, together with accrued interest, immediately due and payable. If we breach any of the other affirmative covenants contained in our Bank Credit Facilities, and such breach continues unremedied for 30 days after receipt of notice thereof, then an event of default will have occurred and the lenders party thereto could elect to declare all amounts outstanding thereunder, together with accrued interest, immediately due and payable. Any such declaration would also result in an event of default under our Senior Indenture governing our various senior notes. For additional information, see Financial Condition, Liquidity and Capital Resources in Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 6 in Part II, Item 8. Financial Statements and Supplementary Data.

If we lost the ability to use surety bonding to support our preneed activities, we may be required to make material cash payments to fund certain trust funds.

We have entered into arrangements with certain surety companies whereby such companies agree to issue surety bonds on our behalf as financial assurance or as required by existing state and local regulations. The surety bonds are used for various business purposes; however, the majority of the surety bonds issued and outstanding have been issued to support our preneed funeral and cemetery activities. In the event all of the surety companies canceled or did not renew our surety bonds, which generally have twelve-month renewal periods, we would be required to either obtain replacement coverage or fund approximately $121.9 million into state-mandated trust accounts as of December 31, 2023. There can be no assurance that we would be able to obtain replacement coverage at a similar cost or at all.

Increasing death benefits related to preneed contracts funded through life insurance or annuity contracts may not cover future increases in the cost of providing a price-guaranteed service.

We sell price-guaranteed preneed contracts through various programs providing for future services at prices prevailing when the agreements are signed. For preneed contracts funded through life insurance or annuity contracts, we receive in cash a general agency commission from a third-party insurance company that typically averages approximately 25% of the total sale. Additionally, we receive an increasing death benefit associated with the contract of approximately 1% per year in cash at the time the service is performed. There is no guarantee that the increasing death benefit will cover future increases in the cost of providing a price-guaranteed service and merchandise, and any such excess cost could be materially adverse to our financial condition, results of operations, and cash flows.

The financial condition of third-party insurance companies that fund our preneed contracts may impact our future revenue.

Where permitted by state law, customers may arrange their preneed contract by purchasing a life insurance or annuity policy from third-party insurance companies. The customer/policy holder assigns the policy benefits to us as payment for their preneed contract at the time of need. If the financial condition of the third-party insurance companies were to deteriorate materially because of market conditions, strategic transactions, or otherwise, there could be an adverse effect on our ability to collect all or part of the proceeds of the life insurance policy, including the annual increase in the death benefit, if we fulfill the preneed contract at the time of need. Failure to collect such proceeds could have a material adverse effect on our financial condition, results of operations, and cash flows.

Unfavorable publicity could affect our reputation and business.

Since our operations relate to life events involving emotional stress for our client families, our business is dependent on customer trust and confidence. Unfavorable publicity about our business generally or in relation to any specific location could affect our reputation and customers' trust and confidence in our products and services, thereby having an adverse impact upon our sales and financial results.

Our failure to attract and retain qualified sales personnel could have an adverse effect on our business and financial condition.

Our ability to attract and retain a qualified sales force and other personnel is an important factor in achieving future success. Buying cemetery and funeral home products and services, especially at-need products and services, is very emotional for most customers, so our sales force must be particularly sensitive to our customers' needs. We cannot give assurance that we will be successful in our efforts to attract and retain a skilled sales force. If we are unable to maintain a qualified and productive sales force, our revenues may decline and our cash available for distribution may decrease.

We use a combination of insurance, self-insurance, and large deductibles in managing our exposure to certain inherent risks; therefore, we could be exposed to unexpected costs that could negatively affect our financial performance.

Our insurance coverage is subject to deductibles, self-insured retentions, limits of liability, and similar provisions that we believe are prudent based on our operations. Because we self-insure a significant portion of expected losses under our workers' compensation, auto, and general and professional liability insurance programs, unanticipated changes in any applicable actuarial assumptions, trends and interpretations, or management estimates underlying our recorded liabilities for these losses, including potential increases in costs, could result in materially different amounts of expense than expected under these programs. These unanticipated changes could have a material adverse effect on our financial condition, results of operations, and cash flows.

Declines in overall economic conditions beyond our control could reduce future potential earnings and cash flows and could result in future impairments to goodwill and/or other intangible assets.

In addition to an annual review, we assess the impairment of goodwill and/or other intangible assets whenever events or changes in circumstances indicate that the carrying value may be greater than fair value. Factors that could trigger an interim impairment review include, but are not limited to, a significant decline in our stock price, significant underperformance relative to historical or projected future operating results, and significant negative industry or economic trends. If any of these factors occur, we may have a triggering event, which could result in an impairment of our goodwill and/or other intangible assets. If economic conditions worsen causing deterioration in our operating revenue, operating margins, and cash flows, we may have a triggering event that could result in an impairment of our goodwill and/or other intangible assets. Our cemetery segment, which has a goodwill balance of $358.8 million as of December 31, 2023, is more sensitive to market conditions and goodwill impairments because it is more reliant on preneed sales, which are impacted by customer discretionary spending. For additional information, see <u>Critical Accounting Policies, Recent Accounting Pronouncements, and Accounting Changes</u> in Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Any failure to maintain the security of the information relating to our customers, their loved ones, our associates, and our vendors could damage our reputation, could cause us to incur substantial additional costs and to become subject to litigation, and could adversely affect our operating results, financial condition, or cash flow.

In the ordinary course of our business, we and our vendors receive and retain certain personal information, in both physical and electronic formats, about our customers, their loved ones, our associates, and our vendors. There is an expectation that we will adequately protect that information. In addition, our online operations at our websites depend upon the secure transmission of confidential information over public networks, including information permitting electronic payments. The U.S. regulatory environment surrounding information security and privacy is dynamic and increasingly demanding. New laws and regulations governing data privacy, security, cybersecurity, and the unauthorized disclosure of confidential information, including recent legislation in several U.S. states and Canadian provinces, pose increasingly complex compliance challenges and potentially elevate our costs. Any failure by us to comply with these laws and regulations, including as a result of a security or privacy breach, could result in significant penalties and liabilities for us. A significant theft, loss, or fraudulent use of the personally identifiable information we maintain or failure of our vendors to use or maintain such data in accordance with contractual provisions could result in significant costs, fines, litigation, and reputational damage. Additionally, if we acquire a company that has violated or is not in compliance with applicable data protection laws, we may incur significant liabilities and penalties as a result.

We maintain substantial security measures and data backup systems to protect, store, and prevent unauthorized access to such information. Nevertheless, it is possible that computer hackers and others (through cyberattacks, which are rapidly evolving and becoming increasingly sophisticated, or by other means) might defeat our security measures in the future and obtain the personal information of customers, their loved ones, our associates, and our vendors that we hold. Further, our associates, contractors, or third parties with whom we do business may attempt to circumvent our security measures to misappropriate such information and may purposefully or inadvertently cause a breach, corruption, or data loss involving such information. A breach of our security measures or failure in our backup systems could adversely affect our reputation with our customers and their loved ones, our associates, and our vendors; as well as our operations, results of operations, financial condition, and cash flows; and could result in litigation against us or the imposition of penalties. Moreover, a security breach could require that we expend significant additional resources to upgrade further the security measures that we employ to guard such important personal information against cyberattacks and other attempts to access such information and could result in a disruption of our operations.

Our Canadian business exposes us to operational, economic, and currency risks.

Our Canadian operations represent approximately 5% of our revenue. Our ability to successfully conduct operations in Canada is affected by many of the same risks we face in our U.S. operations, as well as unique costs and difficulties of managing Canadian operations. Our Canadian operations may be adversely affected by local laws, customs, and regulations, as well as political and economic conditions. Significant fluctuations in exchange rates between the U.S. dollar and the Canadian dollar may adversely affect our results of operations and cash flows.

Our level of indebtedness could adversely affect our cash flows, our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, and may prevent us from fulfilling our obligations under our indebtedness.

We have a significant amount of indebtedness, which could have important consequences, including the following:

- It may limit our ability to obtain additional debt or equity financing for working capital, capital expenditures, acquisitions, debt service requirements, and general corporate or other purposes.

- A portion of our cash flows from operations will be dedicated to the payment of principal and interest on our indebtedness, including indebtedness we may incur in the future, and may not be available for other purposes, including to finance our working capital, capital expenditures, acquisitions, and general corporate costs or other purposes.

- It could limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate and place us at a competitive disadvantage compared to our competitors that have less debt.

- It could make us more vulnerable to downturns in general economic or industry conditions or in our business, or prevent us from carrying out activities that are important to our growth.

- It could increase our interest expense if interest rates in general increase because a portion of our indebtedness, including all of our indebtedness under our Bank Credit Facilities, bears interest at floating rates.

- It could make it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations of any of our debt instruments, including any financial and other restrictive covenants, could result in an event of default under the agreements governing our other indebtedness which, if not cured or waived, could result in the acceleration of our indebtedness.

Any of the above listed factors could materially affect our business, financial condition, results of operations, and cash flows.

In addition to our high level of indebtedness, we also have significant rental and other obligations under our operating and finance leases for funeral service locations, cemetery operating and maintenance equipment, and transportation equipment. These obligations could further increase the risks described above.

A failure of a key information technology system or process could disrupt and adversely affect our business.

We rely extensively on information technology systems, some of which are managed or provided by third-party service providers, to analyze, process, store, manage, and protect transactions and data. In managing our business, we also rely heavily on the integrity of, security of, and consistent access to this data for information such as sales, merchandise ordering, inventory replenishment, and order fulfillment. For these information technology systems and processes to operate effectively, we or our service providers must periodically maintain and update them. Our systems and the third-party systems on which we rely are subject to damage or interruption from a number of causes, including power outages; computer and telecommunications failures; computer viruses; security breaches; cyber-attacks, including the use of ransomware; catastrophic events such as fires, floods, earthquakes, tornadoes, or hurricanes; acts of war or terrorism; and design or usage errors by our associates, contractors, or third-party service providers. Although we and our third-party service providers seek to maintain our respective systems effectively and to successfully address the risk of compromise of the integrity, security, and consistent operations of these systems, such efforts may not be successful. As a result, we or our service providers could experience errors, interruptions, delays, or cessations of service in key portions of our information technology infrastructure, which could significantly disrupt our operations and be costly, time consuming, and resource-intensive to remedy.

Risks Related to Our Industry

The funeral and cemetery industry is competitive.

In North America, the funeral and cemetery industry is characterized by a large number of locally-owned, independent operations. To compete successfully, our funeral service locations and cemeteries must maintain good reputations and high professional standards, as well as offer attractive products and services at competitive prices. In addition, we must market ourselves in such a manner as to distinguish us from our competitors. We have historically experienced price competition from independent funeral service location and cemetery operators, monument dealers, casket retailers, low-cost funeral providers, and other nontraditional providers of merchandise and services. If we are unable to successfully compete, our financial condition, results of operations, and cash flows could be materially adversely affected.

If the number of deaths in our markets declines, our cash flows and revenue may decrease. Changes in the number of deaths are not predictable from market to market or over the short term.

If the number of deaths in our markets declines, the number of funeral services and interments performed by us could decrease and our financial condition, results of operations, and cash flows could be materially adversely affected. Changes in the number of deaths may vary from quarter to quarter and across local markets, and those variations are not predictable. Variations in the death rate and seasonality of deaths throughout each year may also cause revenue to fluctuate between quarters or years.

If we are not able to respond effectively to changing consumer preferences, our market share, revenue, and/or profitability could decrease.

Future market share, revenue, and profit will depend in part on our ability to anticipate, identify, and respond to changing consumer preferences. We may not correctly anticipate or identify trends in consumer preferences, or we may identify them later than our competitors do. In addition, any strategies we may implement to address these trends may prove incorrect or ineffective.

The continuing upward trend in life expectancy and the number of cremations performed in North America could result in lower revenue, operating profit, and cash flows.

Generally, life expectancy in North America has increased steadily and is expected to continue to do so in the future, absent events related to pandemics or similar outbreaks. Additionally, there is a continuing upward trend in the number of cremations performed in North America as an alternative to traditional funeral service dispositions. In our operations during 2023, 62.9% of the comparable services we performed were cremation cases compared to 61.3% and 59.2% performed in 2022 and 2021, respectively. Our average revenue for cremations is lower than that for traditional burials. If we are unable to continue to expand our cremation memorialization products and services, and cremations remain or increase as a significant percentage of our services, our financial condition, results of operations, and cash flows could be materially adversely affected.

Our funeral and cemetery businesses are high fixed-cost businesses.

The majority of our operations are managed in groups we call "markets". Markets are geographical groups of funeral service locations and cemeteries that share common resources such as operating personnel, preparation services, clerical staff, motor vehicles, and preneed sales personnel. We must incur many of these costs, which may be impacted by many factors, including inflation, regardless of the number of services or interments performed. Because we cannot immediately decrease these costs when we experience lower sales volumes, a sales decline may cause our margin percentages to decline at a greater rate than the decline in revenue.

Risks associated with our supply chain could materially adversely affect our financial performance.

We are dependent on our supply chain to supply merchandise to our funeral home and cemetery locations. If our fulfillment network does not operate properly, if a supplier fails to deliver on its commitments, or if delivery networks have difficulty providing capacity to meet demands for their services, we could experience merchandise delivery delays or increased delivery costs, which could lead to lost sales and decreased customer confidence, and adversely affect our results of operations. Changes in the costs of procuring commodities used in our merchandise or the costs related to our supply chain, due to inflation or other matters, could adversely affect our results of operations.

Regulatory and Legal Risks

Regulation and compliance could have a material adverse impact on our financial results.

Our operations are subject to regulation, supervision, and licensing requirements under numerous foreign, federal, state, and local laws, ordinances, and regulations, including extensive regulations concerning trust funds, preneed sales of funeral and cemetery merchandise and services, and various other aspects of our business. For example, the funeral industry is regulated at the federal level by the FTC, which requires funeral service locations to take actions designed to protect consumers. Although the FTC is considering updates to the Funeral Rule, the rulemaking process is ongoing. State law regulates preneed sales and imposes licensing requirements. Accordingly, we are subject to financial and compliance audits of preneed sales practices and state trust funds. Our facilities are also subject to stringent health, safety, and environmental regulations. In particular, cremation and embalming facilities are subject to stringent health and environmental regulations and there are associated risks of investigations from regulatory authorities or incidental non-compliance with such regulations. Our pay practices, including wage and hour overtime pay, are subject to federal and state regulations. Violations of applicable laws could result in fines or sanctions against us.

In addition, from time to time, governments and agencies propose to amend or add regulations or reinterpret existing regulations, which could increase costs and decrease cash flows. For example, foreign, federal, state, local, and other regulatory agencies have considered and may enact additional legislation or regulations that could affect the deathcare industry. These include regulations that require more liberal refund and cancellation policies for preneed sales of products and services, limit or eliminate our ability to use surety bonding, require the escheatment of trust funds, increase trust requirements, require the deposit of funds or collateral to offset unrealized losses of trusts, and/or prohibit the common ownership of funeral service locations and cemeteries in the same market. Similarly, more stringent permitting or other environmental regulations, if adopted, could increase our costs. If adopted by the regulatory authorities of the jurisdictions in which we operate, these and other possible proposals could have a material adverse effect on our financial condition, results of operations, and cash flows.

Compliance with laws, regulations, industry standards, and customs concerning burial procedures and the handling and care of human remains is critical to the continued success of our business and any operations we may acquire. Litigation and regulatory proceedings regarding these issues could have a material adverse effect on our financial condition, results of operations, and cash flows.

Unfavorable results of litigation could have a material adverse impact on our financial statements.

As discussed in Note 9 of Part II, Item 8. Financial Statements and Supplementary Data, we are subject to a variety of claims and lawsuits in the ordinary course of our business. Adverse outcomes in some or all of the pending cases may result in significant monetary damages or injunctive relief against us, as litigation and other claims are subject to inherent uncertainties. Any such adverse outcomes, in pending cases or other lawsuits that may arise in the future, could have a material adverse impact on our financial position, results of operations, and cash flows.

Cemetery burial practice claims could have a material adverse impact on our financial results.

Most of our cemeteries have been operating for decades and, therefore, may have used practices and procedures that are outdated in comparison to today's standards. When cemetery disputes occur, we may be subjected to litigation and liability for improper burial practices, including (1) burial practices of a different era that are judged today in hindsight as being outdated and (2) alleged violations of our practices and procedures by one or more of our associates. In addition, since most of our cemeteries were acquired through various acquisitions, we may be subject to litigation and liability based upon actions or events that occurred before we acquired or managed the cemeteries. Claims or litigation based upon our cemetery burial practices could have a material adverse impact on our financial condition, results of operations, and cash flows.

The application of unclaimed property laws by certain states to our preneed funeral and cemetery backlog could have a material adverse impact on our liquidity, cash flows, and financial results.

In the ordinary course, our businesses have sold preneed funeral and cemetery contracts for decades. To the extent these contracts will not be funded with the assignment of the proceeds of life insurance policies, depending on applicable state laws, we could be responsible for escheatment of the portion of the funds paid that relate to contracts which we are unlikely to fulfill. For additional information, see Unclaimed Property Audit in Note 9 in Item 8, Part II of this Form 10-K. The application of unclaimed property laws could have a material adverse effect on our liquidity, cash flows, and financial results.

Changes in taxation, or the interpretation of tax laws or regulations, as well as the inherent difficulty in quantifying potential tax effects of business decisions could have a material adverse effect on the results of our operations, financial condition, or cash flows.

We make judgments regarding the utilization of existing income tax credits and the potential tax effects of various financial transactions and results of operations to estimate our obligations to taxing authorities. We are also subject to regular reviews, examinations, and audits by taxing authorities with respect to our taxes. Our tax obligations include income, franchise, real estate, sales and use, and employment-related taxes and the judgments we make include reserves for potential adverse outcomes regarding tax positions that have been taken. Changes in federal, state, or local tax laws, adverse tax audit results, or adverse tax rulings on positions taken could have a material adverse effect on the results of our operations, financial condition, or cash flows.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy

We recognize the necessity of a flexible and dynamic cybersecurity risk management strategy to defend against threats in a fast-changing digital world. For this purpose, we have invested in building a cybersecurity infrastructure to protect our information systems and secure our data from cyberattacks. Our information security program features risk management strategies, security awareness training, security operations, incident response, security governance, third-party risk management, IT security risk management, security architecture, and vulnerability management.

Managing Material Risks & Integrated Overall Risk Management

Cybersecurity risk management is integrated into our broader enterprise risk management system, and cybersecurity risk is strategically reviewed, monitored and managed alongside other enterprise risks on a regular basis. Our information security program is designed to evaluate, identify, and manage risks from cybersecurity threats and vulnerabilities, including malware, phishing, hacking, social engineering, and data breaches. Our program is regularly assessed using the NIST Cybersecurity Framework, and information security training is provided to our employees. Our information security team is empowered to assess and address cybersecurity risks in close collaboration with the operational teams. This forward-thinking strategy ensures that cybersecurity risk management awareness informs each stage of the business decision-making process.

Engage External Experts on Risk Management

To effectively target emerging cybersecurity threats, our information security program engages with a diverse group of third-party external experts, including cybersecurity assessors, consultants, and auditors for cybersecurity risk management. Our partnerships with these third party professionals feature regular audits, assessments, and simulated testing.

Oversee Third-Party Risk

Risk assessments are conducted when we onboard new services and new vendors, including third-party vendors, applications, and other technology services, when there are significant changes to IT or security architecture, and when systems handle sensitive data. Third-party risks are documented as part of a risk management process that follows an industry standard framework with a goal of remediation or mitigation.

Cybersecurity Threat Risks

We have not experienced a cybersecurity incident or data breach that has had a material impact on our operations or financial standing.

Governance

The Board of Directors recognizes that an encompassing, effective cybersecurity risk management strategy is essential to sustaining business operations and investor confidence. Our management assumes executive responsibility for assessing, identifying, and managing cybersecurity risks and incidents.

Board of Directors Oversight

Certain members of the Board of Directors have experience conducting oversight of cybersecurity risk management across different industries, including technology and finance. The Audit Committee is the primary committee responsible for overseeing the company's cybersecurity risks with the Board receiving updates on at least an annual basis.

Management's Role in Managing Cybersecurity Risk

The Assistant Vice President, Information Technology Security reports to the Vice President of Information Technology and is responsible for briefing the Audit Committee on information security risks. The AVP, IT Security provides comprehensive briefings to the Audit Committee on a regular basis. These briefings highlight various cybersecurity topics, including new cybersecurity threats, incidents, risks, risk management solutions, strategy pivots, or proposed governance changes. The Audit Committee actively participates in cybersecurity-related business decisions.

Risk Management Expertise

With over 22 years of experience working on information technology and cybersecurity teams, the AVP, IT Security is the lead architect of the company's security infrastructure. In his role, the AVP, IT Security has built and developed effective and lasting information security solutions, establishing a robust framework of technical, administrative and physical controls while providing stakeholders such as executive management, operations leadership and legal counsel clear and constant visibility into rapidly evolving business threats. The AVP, IT Security is responsible for detecting known and potential cybersecurity incidents, leading cybersecurity incident investigations, and ensuring that cybersecurity incidents are reported timely, promptly escalated and resolved in accordance with the Company cybersecurity incident response plan. The AVP, IT Security is a Certified Information Security Manager (CISM) and his cybersecurity expertise is a valuable resource for Company executive leadership and the Board.

Monitoring Cybersecurity Incidents

The AVP, IT Security manages the information security program responsible for the regular monitoring of our information systems for cybersecurity risks. The monitoring process is led by an experienced team of information security professionals. Advanced security software preemptively detects threats and regular system scans are conducted to identify potential vulnerabilities. The AVP, IT Security regularly receives updates about potential cybersecurity threats and remains informed about the latest threat detection software technologies and new risk management solutions. In the event of a cybersecurity incident, the AVP, IT Security is supported by the cyber security incident response team and the crisis response team. The cyber security incident response plan guides the AVP, IT Security and includes immediate actions to escalate an incident based on its seriousness, to mitigate the impact, and to enact long-term strategies for remediation and prevention of future incidents.

Reporting Cybersecurity Risk

The AVP, IT Security is responsible for informing executive management of cybersecurity risks and incidents. The AVP, IT Security presents quarterly briefings to the Cyber Security and Data Governance Executive Steering Committee on all issues related to cybersecurity risks and incidents. The Cyber Security and Data Governance Executive Steering Committee includes members from the senior leadership team, such as the Chief Operating Officer, the Senior Vice President of Operations Services and the General Counsel. Our highest levels of management are actively aware and involved in shaping the company's cybersecurity position and analyzing potential risks. Any cybersecurity incident or data breach that is determined to be material will be reported to the Audit Committee and the Board of Directors.

Item 2. Properties

Information regarding properties is set forth in Part I, Item 1. Business.

Item 3. Legal Proceedings

Information regarding legal proceedings is set forth in Note 9 of Part II, Item 8. Financial Statements and Supplementary Data.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

Our common stock has been traded on the New York Stock Exchange since May 14, 1974. On December 31, 2023, there were 3,088 holders of record of our common stock. In calculating the number of stockholders, we consider clearing agencies and security position listings as one stockholder for each agency or listing. At December 31, 2023, we had 146,323,340 shares outstanding, net of 1,973,702 treasury shares.

Our common stock is traded on the New York Stock Exchange under the symbol SCI.

The following graph assumes the total return on $100 invested on December 31, 2018, in SCI Common Stock, the S&P 500 Index, the S&P MidCap 400 Index, and a peer group selected by the Company (the "Peer Group"). The Peer Group comprises Carriage Services, Inc., Hillenbrand Inc., Matthews International Corp., and Park Lawn Corporation. Total return data assumes reinvestment of dividends.



For equity compensation plan information, see Part III of this Form 10-K.

The following table summarizes our share repurchases during the three months ended December 31, 2023:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs [2]	Approximate Dollar Value of Shares That May Yet be Purchased Under the Program [2]
October 1, 2023 — October 31, 2023 [1]	1,818,681	$ 54.96	1,800,992	$ 148,384,812
November 1, 2023 — November 30, 2023 [2]	1,395,540	$ 58.65	1,395,540	547,671,399
December 1, 2023 — December 31, 2023	354,267	$ 64.10	354,267	524,963,678
	3,568,488		3,550,799	

[1] Includes 17,689 shares purchased in October 2023 in connection with the surrender of shares by associates to satisfy certain tax withholding obligations under compensation plans. These repurchases were not part of our publicly announced program and do not affect our share repurchase program.

[2] On November 8, 2023 we announced that our Board of Directors increased our share repurchase authorization to $600.0 million.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company

We are North America's largest provider of deathcare products and services, with a network of funeral service locations and cemeteries unequaled in geographic scale and reach. At December 31, 2023, we operated 1,483 funeral service locations and 489 cemeteries (including 305 funeral service/cemetery combination locations), which are geographically diversified across 44 states, eight Canadian provinces, the District of Columbia, and Puerto Rico. Our funeral and cemetery operations consist of funeral service locations, cemeteries, funeral service/cemetery combination locations, crematoria, and other related businesses, which enable us to serve a wide array of customer needs. We sell cemetery property and funeral and cemetery merchandise and services at the time of need and on a preneed basis. We strive to offer families exceptional service in planning life celebrations and personalized remembrances. Our Dignity Memorial® brand serves approximately 600,000 families each year with professionalism, compassion, and attention to detail.

Our financial position is enhanced by our $14.8 billion backlog of future revenue from both trust and insurance-funded preneed sales at December 31, 2023. Preneed selling provides us with a strategic opportunity to gain future market share. We also believe it adds to the stability and predictability of our revenue and cash flows. While revenue on the majority of preneed merchandise and service sales is deferred until the time of need, sales of preneed cemetery property provide opportunities for full current revenue recognition to the extent that the property is developed and available for use.

We have adequate liquidity and a favorable debt maturity profile, which allow us to reinvest and grow our business as well as return capital to shareholders through share repurchases and dividends.

Factors affecting our operating results include: demographic trends in terms of population growth and average age, which impact death rates and number of deaths; establishing and maintaining leading market share positions supported by strong local heritage and relationships; effectively responding to increasing cremation trends by selling complementary services and merchandise; controlling salary and merchandise costs; and exercising pricing leverage related to our atneed revenue. The average revenue per funeral contract is influenced by the mix of traditional and cremation services because our average revenue for cremations is lower than that for traditional burials. To further enhance revenue opportunities, we continue to focus on our cremation customers' preferences and remaining relevant by developing additional memorialization merchandise and services that specifically appeal to cremation customers. We believe the presentation of these additional merchandise and services through our customer-facing technology improves our customers' experience by reducing administrative burdens and allowing them to visualize the enhanced product and service offerings, which we believe will help drive increases in the average revenue for a cremation in future periods.

For further discussion of our key operating metrics, see our "Cash Flow" and "Results of Operations" sections below. For a discussion of our results of operations and liquidity and capital resources for the fiscal year ended December 31, 2021, see Management's Discussion and Analysis of Financial Condition, Liquidity and Capital Resources and Results of Operations in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year December 31, 2022, filed with the Securities and Exchange Commission on February 15, 2023.

Financial Condition, Liquidity, and Capital Resources

Capital Allocation Considerations

We rely on cash flow from operations as a significant source of liquidity. Our cash flow from operating activities provided $869.0 million in 2023. In addition, as of December 31, 2023, we have $670.9 million in borrowing capacity under our revolving credit facility. As of December 31, 2023, we had $63.3 million in current maturities of long-term debt, which primarily consist of the current amounts due on our term loan and finance leases.

Our Bank Credit Facility requires us to maintain a certain leverage ratio with which we were in compliance at December 31, 2023. We target a leverage ratio of 3.5x to 4.0x.

Our financial covenant requirements and actual ratio as of December 31, 2023 are as follows:

	Per Credit Agreement	Actual
Leverage ratio	5.00 (Max)	3.58

We have the financial strength and flexibility to reward shareholders with dividends while maintaining a prudent capital structure and pursuing new opportunities for profitable growth.

Our unencumbered cash on hand, future operating cash flows, and the available capacity under our Bank Credit Facilities will give us adequate liquidity to meet our short-term needs as well as our long-term financial obligations. Due to cash balances residing in Canada and minimum operating cash requirements, a portion of our cash on hand is encumbered.

We consistently evaluate the best uses of our cash flow that will yield the highest value and return on capital. Our capital investment strategy is prioritized as follows:

Investing in Acquisitions and Building New Funeral Service and Cemetery Locations. We manage our footprint by focusing on strategic acquisitions and building new funeral service locations where the expected returns are attractive and exceed our weighted average cost of capital by a meaningful margin. We target businesses with favorable customer dynamics and/or where we can achieve additional economies of scale. We continue to pursue strategic acquisitions and build new funeral service locations in areas that provide us with the potential for additional scale. We invested $72.5 million in acquiring 17 funeral service locations and 2 cemeteries in 2023.

Return Excess Cash to Shareholders. Absent strategic acquisitions or new opportunities, we intend to return excess cash to shareholders through dividends and our share repurchase program. Our quarterly dividend rate has steadily grown from $0.025 per common share in 2005 to $0.29 per common share at the end of 2023. We target a dividend payout ratio of 30% to 40% of after tax earnings excluding special items and intend to grow our cash dividend commensurate with the growth in our business. While we intend to pay regular quarterly cash dividends for the foreseeable future, all future dividends are subject to limitations in our debt covenants and final determination by our Board of Directors each quarter upon review of our financial performance. We also expect to continue to repurchase shares of our common stock in the open market or through privately negotiated transactions, subject to market conditions, debt covenants, and normal trading restrictions. There can be no assurance that we will buy our common stock under our repurchase program in the future. In 2023, we repurchased 8,700,767 shares of our common stock at an aggregate cost of $549.6 million, which is an average cost per share of $63.17. In 2022, we repurchased 10,356,250 shares of our common stock at an aggregate cost of $661.1 million, which is an average cost per share of $63.84. Subsequent to December 31, 2023, we repurchased 310,581 shares for $20.9 million at an average cost per share of $67.39.

Managing Debt. We continue to focus on maintaining optimal levels of liquidity and financial flexibility. We generate a relatively consistent annual cash flow stream that is generally resistant to down economic cycles. This cash flow stream and our significant liquidity allow us to opportunistically manage our debt maturity profile as we maintain a target leverage ratio of 3.5x to 4.0x. Bolstering our flexible capital strategy, we entered into a new bank credit agreement in January 2023 that consists of a $675.0 million term loan due January 2028 and a revolving credit facility due January 2028 providing for borrowings of up to $1.5 billion, an increase of $500.0 million from our previous facility.

Cash Flow

Our ability to generate strong operating cash flow is one of our fundamental financial strengths and provides us with substantial flexibility in meeting operating and investing needs.

Operating Activities

Net cash provided by operating activities was $869.0 million and $825.7 million for the years ended December 31, 2023, and 2022, respectively. This $43.3 million increase in operating cash flow is primarily driven by a $95.8 million decrease in cash tax payments partially offset by $66.3 million increase in cash interest payments and lower operating income of $47.5 million (excluding the impact of certain significant items) as the prior year was positively impacted by the pronounced effects of the COVID-19 pandemic.

The 2023 increase in operating cash flows over 2022 is primarily due to the following:

- a $95.8 million decrease in cash tax payments which is primarily related to a change in tax accounting method for our cemetery segment and will defer cash taxes into future years,

- a $41.3 million decrease in vendor and other payments,

- a $28.5 million increase in net trust withdrawals, and

- a $19.5 million increase in General Agency (GA) commission and other receipts, partially offset by

  - a $66.3 million increase in cash interest payments,

  - a $33.0 million increase in employee compensation payments,

  - a $29.2 million decrease in cash receipts from customers, and

  - a $13.3 million increase in payments for certain legal matters that were expensed in the prior year.

Investing Activities

Cash flows from investing activities used $469.4 million and $447.9 million, in 2023, and 2022, respectively. The $21.5 million increased outflow from 2023 over 2022 is primarily due to the following:

- a $39.3 million increase in cash spent on real estate acquisitions,

- a $16.2 million decrease in cash receipts from divestitures and asset sales,

- a $7.9 million increase in other investing activities, partially offset by

  - a $30.0 million decrease in cash spent on business acquisitions,

  - a $7.9 million decrease in total capital expenditures, which comprises:

    - $10.5 million decrease in maintenance capital expenditures:

      - a $46.1 million decrease in expenditures for capital improvements at existing field locations,

      - a $28.4 million increase in expenditures for cemetery property development,

      - a $7.2 million increase in expenditures for digital investments and corporate,

    - a $2.6 million increase in expenditures for growth capital expenditures/construction of new funeral service locations, and

  - a $4.0 million increase in proceeds for Company-owned life insurance policies, net of repayments.

Financing Activities

Financing activities used $381.1 million in 2023 compared to $448.0 million in 2022. The $66.9 million decreased outflow from 2023 over 2022 is primarily due to the following:

- a $116.0 million decrease in the purchase of Company common stock, partially offset by

  - a $33.8 million increase in debt repayments, net of proceeds,

  - a $7.9 million increase in payments of dividends,

  - a $3.8 million change in bank overdrafts and other, and

  - a $3.6 million decrease in proceeds from exercises of stock options.

Material Cash Requirements

Our material cash requirements include the following contractual and other obligations.

Debt & Finance Leases

As of December 31, 2023, we had $4.7 billion in aggregate principal outstanding on our notes, term loan, revolving credit facility, finance leases, mortgages, and other debt (collectively "debt and finance leases"), of which $63.3 million is payable in the next twelve months. The aggregate principal excludes $35.8 million in unamortized non-cash debt issuance costs and original issuance discounts and premiums. Future interest payments associated with the debt and finance leases total $1.2

billion, of which $250.9 million is payable in the next twelve months. For further information on our debt and finance leases see Note 6 and Note 8 of Part II, Item 8. Financial Statements and Supplementary Data.

Operating Leases

We have operating lease agreements for funeral service real estate and office equipment for funeral service locations, cemetery locations, and administrative offices. As of December 31, 2023, we had fixed lease payment obligations of $70.3 million, of which $10.0 million is due in the next twelve months. See Note 8 in Part II, Item 8. Financial Statements and Supplementary Data for additional details related to our leases.

Financial Assurances

In support of our operations, we have entered into arrangements with certain surety companies whereby such companies agree to issue surety bonds on our behalf as financial assurance and/or as required by existing state and local regulations. The surety bonds are used for various business purposes; however, the majority of the surety bonds issued and outstanding have been used to support our preneed sales activities. The obligations underlying these surety bonds are recorded on our Consolidated Balance Sheet as *Deferred revenue, net*. The breakdown of surety bonds between funeral and cemetery preneed arrangements, as well as surety bonds for other activities, is described below.

	Years Ended December 31,		
	2023		2022
	(In millions)		
Preneed funeral	$ 67.8	$	68.4
Preneed cemetery:			
Merchandise and services	141.3		141.5
Pre-construction	54.6		42.5
Bonds supporting preneed funeral and cemetery obligations	263.7		252.4
Bonds supporting preneed business permits	7.6		7.1
Other bonds	25.4		23.9
Total surety bonds outstanding	$ 296.7	$	283.4

When selling preneed contracts, we may post surety bonds where allowed by state law. We post the surety bonds in lieu of trusting a certain amount of funds received from the customer. The amount of the bond posted is generally determined by the total amount of the preneed contract that would otherwise be required to be trusted, in accordance with applicable state law.

Surety bond premiums are paid annually and the bonds are automatically renewable until maturity of the underlying preneed contracts, unless we are given prior notice of cancellation.

Except for cemetery pre-construction bonds (which are irrevocable), the surety companies generally have the right to cancel the surety bonds at any time with appropriate notice. In the event a surety company were to cancel the surety bond, we are required to obtain replacement surety assurance from another surety company or fund a trust for an amount generally less than the posted bond amount. Management does not expect that we will be required to fund material future amounts related to these surety bonds due to a lack of surety capacity or surety company non-performance.

Preneed Activities and Backlog of Contracts

In addition to selling our products and services to client families at the time of need, we enter into price-guaranteed preneed contracts, which provide for future funeral or cemetery merchandise and services. Because preneed funeral and cemetery merchandise or services will generally not be provided until sometime in the future, most states and provinces require that all or a portion of the funds collected from customers on preneed contracts be deposited into merchandise and service trusts until the merchandise is delivered or the service is performed. In certain situations, as described above, where permitted by state or provincial laws, we may post a surety bond as financial assurance for a certain amount of the preneed contract in lieu of placing funds into trust accounts. Alternatively, we may sell a life insurance or annuity policy from third-party insurance companies.

Insurance-Funded Preneed Contracts

Where permitted by state or provincial law, we may sell a life insurance or annuity policy from third-party insurance companies, for which we earn a commission as general sales agent for the insurance company. These general agency commissions (GA revenue) are based on a percentage per contract sold and are recognized as funeral revenue when the insurance purchase transaction between the preneed purchaser and third-party insurance provider is completed. All selling costs incurred pursuant to the sale of insurance-funded preneed contracts are expensed as incurred. We do not reflect the unfulfilled insurance-funded preneed contract amounts in our Consolidated Balance Sheet. The proceeds of the life insurance policies or annuity contracts will be reflected in funeral revenue as we perform these funerals.

The table below details our results of insurance-funded preneed production and maturities.

	Years Ended December 31,	
	2023	2022
	(Dollars in millions)	
Preneed insurance-funded:		
Sales production[1]	$ 704.8	$ 664.6
Sales production (number of contracts) [1]	113,095	107,553
General agency revenue	$ 185.6	$ 164.3
Maturities	$ 394.5	$ 397.8
Maturities (number of contracts)	63,839	64,962

[1]   Amounts are not included in our Consolidated Balance Sheet.

Trust-Funded Preneed Contracts

The funds collected from customers and required by state or provincial law are deposited into trusts. We retain any funds above the amounts required to be deposited into trust accounts and use them for working capital purposes, generally to offset the selling and administrative costs of our preneed programs. Although this represents cash flow to us, the associated revenues are deferred until the merchandise is delivered or services are performed (typically at maturity). The funds in trust are then invested by professional money managers with oversight by independent trustees in accordance with state and provincial laws.

The tables below detail our results of preneed production and maturities, excluding insurance contracts, for the years ended December 31, 2023 and 2022.

	Years Ended December 31,	
	2023	2022
	(Dollars in millions)	
Funeral:		
Preneed trust-funded (including bonded):		
Sales production	$ 541.5	$ 506.2
Sales production (number of contracts)	132,268	125,457
Maturities	$ 372.7	$ 353.1
Maturities (number of contracts)	84,572	84,392
Cemetery:		
Sales production:		
Preneed	$ 1,333.9	$ 1,376.7
Atneed	421.9	451.1
Total sales production	$ 1,755.8	$ 1,827.8
Sales production deferred to backlog:		
Preneed	$ 651.6	$ 669.0
Atneed	297.2	315.6
Total sales production deferred to backlog	$ 948.8	$ 984.6
Revenue recognized from backlog:		
Preneed	$ 503.0	$ 444.1
Atneed	307.3	309.8
Total revenue recognized from backlog	$ 810.3	$ 753.9

Backlog of Preneed Contracts

The following table reflects our backlog of trust-funded deferred preneed contract revenue, including amounts related to Deferred receipts held in trust at December 31, 2023 and 2022. Additionally, the table reflects our backlog of unfulfilled insurance-funded contracts (which are not included in our Consolidated Balance Sheet) at December 31, 2023 and 2022. The backlog amounts presented include amounts due from customers for undelivered performance obligations on cancelable preneed contracts to arrive at our total backlog of deferred revenue. The table does not include the backlog associated with businesses that are held for sale.

The table also reflects our preneed receivables and trust investments associated with the backlog of deferred preneed contract revenue including the amounts due from customers for undelivered performance obligations on cancelable preneed contracts. The table below is meaningful because it sets forth the aggregate amount of future revenue we expect to recognize as a result of preneed sales, as well as the amount of funds associated with this revenue. Because the future revenue exceeds the assets, future revenue will exceed the cash distributions actually received from the associated trusts and future collections from the customer.

| | December 31, 2023 | | December 31, 2022 | |
	Fair Value	Cost	Fair Value	Cost
	(In billions)			
Deferred revenue, net	$ 1.70	$ 1.70	$ 1.62	$ 1.62
Amounts due from customers for unfulfilled performance obligations on cancelable preneed contracts	0.95	0.95	0.85	0.85
Deferred receipts held in trust	4.67	4.18	4.16	4.12
Allowance for cancellation on trust investments	(0.26)	(0.24)	(0.24)	(0.23)
Backlog of trust-funded deferred revenue, net of estimated allowance for cancellation	7.06	6.59	6.39	6.36
Backlog of insurance-funded revenue [1]	7.78	7.78	7.35	7.35
Total backlog of deferred revenue	$ 14.84	$ 14.37	$ 13.74	$ 13.71
Preneed receivables, net and trust investments	$ 6.19	$ 5.70	$ 5.58	$ 5.54
Amounts due from customers for unfulfilled performance obligations on cancelable preneed contracts	0.95	0.95	0.85	0.85
Allowance for cancellation on trust investments	(0.26)	(0.24)	(0.24)	(0.23)
Assets associated with backlog of trust-funded deferred revenue, net of estimated allowance for cancellation	6.88	6.41	6.19	6.16
Insurance policies associated with insurance-funded deferred revenue [1]	7.78	7.78	7.35	7.35
Total assets associated with backlog of preneed revenue	$ 14.66	$ 14.19	$ 13.54	$ 13.51

[1] Amounts are not included in our Consolidated Balance Sheet.

The fair value of our trust investments was based on a combination of quoted market prices, observable inputs such as interest rates or yield curves, and appraisals. As of December 31, 2023, the difference between the backlog and total assets at fair value represents $0.19 billion related to contracts for which we have posted surety bonds as financial assurance in lieu of trusting, $1.31 billion collected from customers that were not required to be deposited into trusts, and $0.19 billion in allowable cash distributions from trust assets partially offset by $1.51 billion in amounts due on delivered property and merchandise. As of December 31, 2023, the fair value of the total backlog comprised $4.23 billion related to cemetery contracts and $10.61 billion related to funeral contracts. As of December 31, 2023, the fair value of the assets associated with the backlog of trust-funded deferred revenue comprised $4.26 billion related to cemetery contracts and $2.62 billion related to funeral contracts. As of December 31, 2023, the backlog of insurance-funded contracts of $7.78 billion was equal to the proceeds we expect to receive from the associated insurance policies when the corresponding contract is serviced.

Trust Investments

In addition to selling our products and services to client families at the time of need, we enter into price-guaranteed preneed funeral and cemetery contracts, which provide for future funeral or cemetery merchandise and services. Since preneed funeral and cemetery merchandise or services will generally not be provided until sometime in the future, most states and provinces require that all or a portion of the funds collected from customers on preneed funeral and cemetery contracts be paid into trusts and/or escrow accounts until the merchandise is delivered or the service is performed. Investment earnings associated with the trust investments are expected to mitigate the inflationary costs of providing the preneed funeral and cemetery merchandise and services in the future at the prices that were guaranteed at the time of sale. Also, we are required by state and provincial law to pay a portion of the proceeds from the preneed or atneed sale of cemetery property interment rights into perpetual care trusts. For these investments, the original corpus generally remains in the trust in perpetuity and the earnings or elected distributions are withdrawn as allowed to defray the expenses to maintain the cemetery property. While many states require that net capital gains or losses be retained and added to the corpus, certain states allow the net realized capital gains and losses to be included in the earnings that are distributed. Additionally, some states allow a total return distribution that may contain elements of income, capital appreciation, and principal.

Independent trustees manage and invest the majority of the funds deposited into the funeral and cemetery merchandise and service trusts as well as the cemetery perpetual care trusts. The majority of the trustees are selected based on their respective geographic footprint and qualifications per state and provincial regulations. Most of the trustees engage the same independent investment managers. These trustees, with input from SCI's wholly-owned registered investment advisor, establish an investment policy that serves as an operating document to guide the investment activities of the trusts including asset allocation and manager selection. The investments are also governed by state and provincial guidelines. All of the trusts are intended to control risk and volatility through a combination of asset classes, investment styles, and a diverse mix of investment managers.

Asset allocation is based on the liability structure of each funeral, cemetery, and perpetual care trust. Based on the various criteria set forth in the investment policy, the investment advisor recommends investment managers to the trustees. The primary investment objectives for the funeral and cemetery merchandise and service trusts include 1) preserving capital within acceptable levels of volatility and risk and 2) achieving growth of principal over time sufficient to preserve and increase the purchasing power of the assets. Preneed funeral and cemetery contracts generally take several years to mature; therefore, the funds associated with these contracts are often invested through several market cycles.

Where allowed by state and provincial regulations, the cemetery perpetual care trusts' primary investment objectives are growth-oriented to provide for a fixed distribution rate from the trusts' assets. Where such distributions are limited to ordinary income, the cemetery perpetual care trusts' investment objectives emphasize providing a steady stream of current investment income with some capital appreciation. Both types of distributions are used to provide for the current and future maintenance and beautification of the cemetery properties.

As of December 31, 2023, approximately 95% of our trusts were under the control and custody of five large financial institutions. The U.S. trustees primarily use four managed limited liability companies (LLCs), one for each merchandise and service trust type and two for the cemetery perpetual care trust type, each with an independent trustee as custodian. Each financial institution acting as trustee manages its allocation of trust assets in accordance with the investment policy through the purchase of the appropriate LLCs' units. For those accounts not eligible for participation in the LLCs or where a particular state's regulations contain other investment restrictions, the trustee utilizes institutional mutual funds that comply with our investment policy or with such state restrictions. The U.S. trusts include a modest allocation to alternative investments. These alternative investments are held in vehicles structured as LLCs and are managed by certain trustees. The trusts that are eligible to allocate a portion of their investments to alternative investments purchase units of the respective alternative investment LLCs.

Investment Structures

The managed LLCs use the following structures for investments:

Commingled funds allow the trusts to access, at a reduced cost, some of the same investment managers and strategies used elsewhere in the portfolios.

Separately managed accounts are trusts that utilize separately managed accounts, where appropriate, to reduce the costs to the investment portfolios.

Mutual funds employ institutional share class mutual funds where operationally or economically efficient. These mutual funds are utilized to invest in various asset classes including U.S. equities, non-U.S. equities, corporate bonds, government bonds, high yield bonds, and commodities, all of which are governed by guidelines outlined in their individual prospectuses.

Asset Classes

Equity investments have historically provided long-term capital appreciation in excess of inflation. The trusts have direct investments in individual equity securities primarily in domestic equity portfolios that include large, mid, and small capitalization companies of different investment styles (i.e., growth and value). The majority of the equity allocation is managed by institutional investment managers that specialize in an objective-specific area of expertise. Our equity securities are exposed to market risk; however, we believe these securities are well-diversified. As of December 31, 2023, the largest single equity position represented less than 1% of the total securities portfolio.

Fixed income investments are intended to preserve principal, provide a source of current income, and reduce overall portfolio volatility. The majority of the fixed income allocation for the trusts is invested in institutional share class mutual funds. Where the trusts have direct investments in individual fixed income securities, these are primarily in government and corporate instruments.

Canadian government fixed income securities are investments in Canadian federal and provincial government instruments. In many cases, regulatory restrictions mandate that the funds from the sales of preneed funeral and cemetery contracts sold in certain Canadian jurisdictions must be invested in these instruments.

Alternative investments serve to provide high rates of return with reduced volatility and lower correlation to publicly-traded securities. These investments are typically longer term in duration and are diversified by strategy, sector, manager, geography, and vintage year. The investments consist of numerous limited partnerships invested in private equity, private market real estate, energy and natural resources, infrastructure, transportation, and private debt including both distressed debt and mezzanine financing. The trustees that have oversight of their respective alternative LLCs work closely with the investment advisor in making all investment decisions.

Trust Performance

During the year ended December 31, 2023, the Standard and Poor's 500 Index increased 26.3% and the Bloomberg's US Aggregate Bond Index increased 5.5%. This compares to the SCI trusts that increased 16.3% during the same year-end period, which exceeded our internal custom benchmarks. The SCI trusts have a diversified allocation of approximately 58% equities, 28% fixed income securities, 10% alternative and other investments with the remaining 4% in money market funds.

Recognized trust fund income (realized and unrealized) related to our preneed trust investments was $158.2 million and $143.8 million for the years ended December 31, 2023 and 2022, respectively. Recognized trust fund income (realized and unrealized) related to our cemetery perpetual care trust investments was $86.6 million and $85.1 million for the years ended December 31, 2023 and 2022, respectively. The increase in recognized trust fund income is in part due to earnings retained related to unclaimed property audits and cancellations. Information regarding the applicable unclaimed property audit is set forth in Part II, Item 8. Financial Statements, Note 9 of this Form 10-K.

SCI, the trustees, and the investment advisor monitor the capital markets and the trusts on an on-going basis. The trustees, with input from the investment advisor, take prudent action as needed to achieve the investment goals and objectives of the trusts.

Results of Operations — Years Ended December 31, 2023 and 2022

Management Summary

In 2023, we reported consolidated net income attributable to common stockholders of $537.3 million ($3.53 per diluted share) compared to net income attributable to common stockholders in 2022 of $565.3 million ($3.53 per diluted share). These results were impacted by certain significant items including:

	Years Ended December 31,	
	2023	2022
	(In millions)	
Pre-tax gains on divestitures and impairment charges, net	$ 9.8	$ 10.0
Pre-tax losses on early extinguishment of debt, net	$ (1.1)	$ (1.2)
Pre-tax foreign currency exchange loss	$ —	$ (1.5)
Pre-tax estimate of certain legal matters [1]	$ —	$ (64.6)
Tax effect from significant items	$ (2.3)	$ 14.0
Change in uncertain tax reserves and other [2]	$ 1.6	$ 0.7

[1]   Estimate of certain legal matters in the fourth quarter of 2022 included an estimate of $64.6 million related to a private litigation matter in Florida and settlement discussions with the California Attorney General. Both matters relate to previously disclosed litigation.

[2]   See Note 5 in Part II, Item 8. Financial Statements and Supplementary Data, for additional information related to change in uncertain tax reserves and other.

In addition to the above items, the decrease over the prior year is due to an expected decline in gross profit primarily due to decreases in COVID-19 related activity. Additionally, fewer shares outstanding and a lower tax rate helped to offset the impact of higher interest expense primarily due to rising interest rates.

Funeral Results

		Years Ended December 31,		
		2023		**2022**
		(Dollars in millions, except average revenue per service)		
Consolidated funeral revenue	$	2,303.0	$	2,332.0
Less: revenue associated with acquisitions/new construction		33.8		7.2
Less: revenue associated with divestitures		2.5		3.2
Comparable[(1)] funeral revenue		2,266.7		2,321.6
Less: non-funeral home preneed sales revenue		133.1		146.4
Less: core general agency and other revenue		179.6		161.4
Adjusted comparable funeral revenue	$	1,954.0	$	2,013.8
Comparable services performed		350,610		371,319
Comparable average revenue per service[(2)]	$	5,573	$	5,423
Consolidated funeral gross profit		497.1		545.7
Less: gross profit associated with acquisitions/new construction		2.5		2.0
Less: gross losses associated with divestitures		—		(3.1)
Comparable[(1)] funeral gross profit	$	494.6	$	546.8

[(1)] We define comparable (or same store) operations as those funeral locations owned by us for the entire period beginning January 1, 2022 and ending December 31, 2023.

[(2)] We calculate comparable average revenue per service by dividing comparable funeral revenue, excluding general agency revenue, non-funeral home preneed sales revenue, and other revenue to avoid distorting our average of normal funeral services revenue, by the comparable number of funeral services performed during the period.

Funeral Revenue

Consolidated revenue from funeral operations was $2,303.0 million for the year ended December 31, 2023, compared to $2,332.0 million in 2022. This $29.0 million, or 1.2%, decrease in revenue is primarily attributable to a $54.9 million decrease in comparable funeral revenue, partially offset by a $26.6 million increase in revenue contributed from newly constructed and acquired properties.

Comparable revenue from funeral operations was $2,266.7 million for the year ended December 31, 2023 compared to $2,321.6 million in 2022. This $54.9 million decrease was primarily driven by the decrease in core revenue of $67.1 million as the prior year was impacted by the COVID-19 pandemic. Our comparable funeral services performed decreased 5.6% which comprised of a 6.9% decrease in funeral services performed by our funeral service locations offset by a 1.9% increase in cremations performed by our non-funeral home channel. This decrease was partially offset by a $18.2 million increase in comparable core general agency and other revenue as a result of higher comparable preneed insurance sales production.

Average revenue per funeral service increased 2.8% for the year ended December 31, 2023 compared to the same period in 2022. This average revenue growth was primarily attributable to our consumer preferences for enhanced product and service offerings as well as an increase in trust fund income. Our total comparable cremation rate increased 160 basis points to 62.9% for the year ended December 31, 2023.

Funeral Gross Profit

Consolidated funeral gross profit decreased $48.6 million, or 8.9%, in 2023 compared to 2022 as the prior year was positively impacted by COVID-19. This decrease is primarily attributable to the decrease in comparable funeral gross profit of $52.2 million, or 9.5%. Comparable funeral gross profit decreased $52.2 million to $494.6 million and the comparable gross profit percentage decreased from 23.6% to 21.8%. This decrease in gross profit is due to the expected decline in revenue mentioned above combined with higher selling costs on higher preneed insurance sales production during the current year.

Cemetery Results

		Years Ended December 31,		
		2023		**2022**
		(In millions)		
Consolidated cemetery revenue	$	1,796.7	$	1,776.6
Less: revenue associated with acquisitions/new construction		4.8		1.1
Less: revenue associated with divestitures		0.8		1.1
Comparable[(1)] cemetery revenue	$	1,791.1	$	1,774.4
Consolidated cemetery gross profit	$	594.7	$	608.9
Less: gross (loss) profit associated with acquisitions/new construction		(1.5)		(0.1)
Comparable[(1)] cemetery gross profit	$	596.2	$	609.0

[(1)] We define comparable (or same store) operations as those cemetery locations owned by us for the entire period beginning January 1, 2022 and ending December 31, 2023.

Cemetery Revenue

Consolidated revenue from our cemetery operations increased $20.1 million, or 1.1%, in 2023 compared to 2022 primarily due to a $16.7 million, or 0.9%, increase in comparable cemetery revenue and a $3.7 million increase in revenue contributed by newly constructed and acquired properties.

The increase in comparable cemetery revenue was primarily attributable to a $15.0 million increase in comparable cemetery core revenue, which was driven by a $31.2 million increase in recognized preneed revenue, partially offset by a $16.2 million decline in atneed revenue. The recognized preneed revenue growth benefited from increases in property, merchandise, and service revenue, as well as higher trust fund income. The decline in comparable cemetery atneed revenue was due to an expected decrease in contract velocity compared to 2022 that was heavily impacted by the COVID-19 pandemic.

Cemetery Gross Profit

Consolidated cemetery gross profit decreased $14.2 million, or 2.3%, in 2023 compared to 2022 and is primarily attributable to the decrease in comparable cemetery gross profit of $12.8 million, or 2.1%, and a $1.4 million decrease in gross profit due to an increase in gross losses contributed by newly constructed and acquired properties. Comparable cemetery gross profit decreased $12.8 million to $596.2 million, and the gross profit percentage decreased 100 basis points to 33.3%. The decrease in gross profit is due to the decline in cemetery atneed revenue mentioned above combined with higher selling, maintenance and employee-related costs.

Other Financial Statement Items

Corporate General and Administrative Expenses

Corporate general and administrative expenses were $157.4 million in 2023 compared to $237.2 million in 2022. Excluding an estimated charge for certain legal matters of $64.6 million in the prior year, corporate general and administrative expenses decreased $15.2 million, primarily related to our incentive compensation plan.

Gains on Divestitures and Impairment Charges, Net

We recognized a $9.8 million and a $10.0 million net pre-tax gain on asset divestitures and impairments in 2023 and 2022, respectively, primarily as the result of asset divestitures associated with non-strategic funeral and cemetery locations in the United States and Canada partially offset by impairment losses.

Interest Expense

Interest expense increased $67.3 million to $239.4 million in 2023 primarily due to higher interest on our floating rate debt as well as higher balances. Our floating rate debt carried a weighted average interest rate of 7.11% for the full year 2023, which is 416 basis points higher than the weighted average rate for our floating rate debt for the full year 2022 of 2.95%.

Losses on Early Extinguishment of Debt, Net

During 2023, we made aggregate debt payments of $603.2 million for scheduled and early extinguishment payments primarily associated with our new bank credit agreement. During 2022, we made aggregate debt payments of $101.9 million for scheduled and early extinguishment payments. Certain of these transactions resulted in the recognition of pre-tax losses of $1.1 million and $1.2 million in 2023 and 2022, respectively, recorded in *Losses on early extinguishment of debt, net* in our Consolidated Statement of Operations.

Provision for Income Taxes

The 2023 consolidated effective tax rate was 24.1%, compared to 25.1% in 2022. The decrease in the effective tax rate in 2023 was primarily due to the non-taxable gains arising from the cash surrender value of certain life insurance policies. The effective tax rate for the year ended December 31, 2023 was higher than the federal statutory tax rate of 21% primarily due to state and foreign income taxes.

Critical Accounting Policies, Recent Accounting Pronouncements, and Accounting Changes

Our consolidated financial statements are impacted by the accounting policies used and the estimates and assumptions made by management during their preparation. See Note 2 in Part II, Item 8. Financial Statements and Supplementary Data, for more information. Estimates and assumptions affect the carrying values of assets and liabilities and disclosures of contingent assets and liabilities at the balance sheet date. Actual results could differ from such estimates due to uncertainties associated with the methods and assumptions underlying our critical accounting measurements. The following is a discussion of our critical accounting policies pertaining to revenue recognition, valuation of goodwill, valuation of intangible assets, fair value measurements, and the use of estimates.

Revenue Recognition

Revenue is recognized when control of the merchandise or services is transferred to the customer. Our performance obligations include the delivery of funeral and cemetery merchandise and services and cemetery property interment rights. Control transfers when merchandise is delivered or services are performed. For cemetery property interment rights, control transfers to the customer when the property is developed and the interment right has been sold and can no longer be marketed or sold to another customer.

On our atneed contracts, we generally deliver the merchandise and perform the services at the time of need. Personalized marker merchandise and marker installation services sold on atneed contracts are recognized when control is transferred to the customer, generally when the marker is delivered and installed in the cemetery.

We also sell price-guaranteed preneed contracts through various programs providing for future merchandise and services at prices prevailing when the agreements are signed. Revenue associated with sales of preneed contracts is deferred until control of the merchandise or the services is transferred to the customer, which is upon delivery of the merchandise or as services are performed, generally at the time of need. On certain preneed contracts, we sell memorialization merchandise, which consists of urns and urn-related products, that we deliver to the customer at the time of sale. Revenue is recognized at the time of delivery when control of the memorialization merchandise is transferred.

For personalized marker merchandise sold on a preneed contract, we will:

- purchase the merchandise from vendors,
- personalize such merchandise in accordance with the customer's specific written instructions,
- either store the merchandise at a third-party bonded storage facility or install the merchandise, based on the customer's instructions, and
- transfer title to the customer.

We recognize revenue and record the cost of sales when control is transferred for the merchandise, which occurs upon delivery to the third-party storage facility or installation of the merchandise at the cemetery.

Pursuant to state or provincial law, all or a portion of the proceeds from funeral and cemetery merchandise or services sold on a preneed basis may be required to be paid into trust funds. We defer investment earnings related to these merchandise and service trusts until the associated merchandise is delivered or services are performed. Fees charged by our wholly-owned registered investment advisor are also included in revenue in the period in which they are earned.

A portion of the proceeds from the sale of cemetery property interment rights is required by state or provincial law to be paid by us into perpetual care trust funds to maintain the cemetery. This portion of the proceeds is not recognized as revenue. Investment earnings from these trusts are distributed to us regularly and recognized in current cemetery revenue.

For more information related to revenue, see Notes 2, 3, and 13 in Part II, Item 8. Financial Statements and Supplementary Data.

Valuation of Goodwill

We record the excess of purchase price over the fair value of identifiable net assets acquired in business combinations as goodwill. Goodwill is tested annually during the fourth quarter for impairment by assessing the fair value of each of our reporting units.

Our goodwill impairment test involves certain estimates and management judgment. We perform our goodwill impairment test by comparing the fair value of a reporting unit to its carrying amount, including goodwill. We determine fair value of each reporting unit using both a market and income approach. The income approach, which is a discounted cash flow method, uses projections of future cash flows and includes assumptions concerning future operating performance and economic conditions that may differ from actual future cash flows. We do not record an impairment of goodwill in instances where the fair value of a reporting unit exceeds its carrying amount. If the aggregate fair value is less than the related carrying amount for a reporting unit, we compare the implied fair value of goodwill to the carrying amount of goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

For more information related to goodwill, see Notes 2 and 4 in Part II, Item 8. Financial Statements and Supplementary Data.

Valuation of Intangible Assets

Our intangible assets include covenants-not-to-compete, customer relationships, trademarks and tradenames, and other intangible assets primarily resulting from acquisitions. Certain of our trademark and tradenames and other intangible assets are considered to have an indefinite life and are not subject to amortization. We test for impairment of intangible assets annually during the fourth quarter.

Our intangible asset impairment tests involve estimates and management judgment. For trademark and tradenames, our test uses the relief from royalty method whereby we determine the fair value of the assets by discounting the cash flows that represent a savings over having to pay a royalty fee for use of the trademark and tradenames. The discounted cash flow valuation uses projections of future cash flows and includes assumptions concerning future operating performance and economic conditions that may differ from actual future cash flows.

For more information related to intangible assets, see Notes 2 and 4 in Part II, Item 8. Financial Statements and Supplementary Data.

Fair Value Measurements

We measure the securities held by our funeral merchandise and service, cemetery merchandise and service, and cemetery perpetual care trusts at fair value on a recurring basis. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We utilize a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

• Where quoted prices are available in an active market, securities held by the trusts are classified as Level 1 investments.

• Where quoted market prices are not available for the specific security, fair values are estimated by using either quoted prices of securities with similar characteristics or an income approach fair value model with observable inputs that include a combination of interest rates, yield curves, credit risks, prepayment speeds, ratings, and tax-exempt status. These securities are classified as Level 2 investments.

• The valuation of other investments requires management judgment due to the absence of quoted market prices, inherent lack of liquidity, and the long-term nature of such assets. These securities are classified as Level 3 investments.

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Certain securities held by our funeral merchandise and service, cemetery merchandise and service, and cemetery perpetual care trusts have been classified as Level 3 of the hierarchy due to the significant management judgment required because of the absence of quoted market prices, inherent lack of liquidity, or the long-term nature of the securities. For more information related to our fair value measurements, see Notes 2, 3, and 7 in Part II, Item 8. Financial Statements and Supplementary Data.

Use of Estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles in the United States (GAAP) requires management to make certain estimates and assumptions. These estimates and assumptions affect the carrying values of assets and liabilities and disclosures of contingent assets and liabilities at the balance sheet date. Actual results could differ from such estimates due to uncertainties associated with the methods and assumptions underlying our critical accounting measurements. Critical estimates used by management include:

Reserves and Allowances

We provide reserves for credit losses on our receivables. These reserves are based on an analysis of historical trends of collection activity adjusted for current conditions and forecasts. We also record an estimate of general agency revenue that may be canceled in its first year and revenue would be charged back by the insurance company. These estimates are impacted by a number of factors, including changes in the economy and demographic or competitive changes in our areas of operation.

Valuation of Trust Investments

When available, we use quoted market prices for specific securities. When quoted market prices are not available for the specific security, fair values are estimated by using either quoted market prices for securities with similar characteristics or a fair value model with observable inputs that include a combination of interest rates, yield curves, credit risks, prepayment terms, rating, and tax exempt status. The valuation of certain investments requires significant management judgment due to the absence of quoted market prices, inherent lack of liquidity, and the long-term nature of such assets.

Legal Liability Reserves

Contingent liabilities, principally for legal matters, are recorded when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Liabilities accrued for legal matters require judgments regarding projected outcomes and a range of loss based on historical experience and recommendations of legal counsel. However, litigation is inherently unpredictable and excessive verdicts do occur. As disclosed in Note 9 in Part II, Item 8. Financial Statements and Supplementary Data, our legal exposures and the ultimate outcome of these legal proceedings could be material to operating results or cash flows in any given quarter or year.

Income Taxes

We compute income taxes using the liability method. Our ability to realize the benefit of our deferred tax assets requires us to achieve certain future earnings levels. We have established a valuation allowance against a portion of our deferred tax assets in certain jurisdictions, and we could be required to further adjust that valuation allowance in the near term if market conditions change materially and future earnings are, or are projected to be, significantly different than our current estimates. An increase in the valuation allowance would result in additional income tax expense in such period.

As of December 31, 2023, foreign withholding taxes have not been provided on the estimated $247.6 million of undistributed earnings and profits ("E&P") of our foreign subsidiaries as we intend to permanently reinvest these foreign E&P in the respective businesses outside the United States. However, if we were to repatriate such foreign E&P, the foreign withholding tax liability is estimated to be $12.8 million. Additionally, if we were to repatriate E&P in excess of our previously taxed income under the Tax Cuts and Jobs Act of 2017, such excess repatriation may cause us to incur an additional U.S. federal income tax of approximately $7.7 million related to our hybrid debt structure between Canada and the United States that was eliminated in 2022.

We file income tax returns, including tax returns for our subsidiaries, with federal, state, local, and foreign jurisdictions. We consider the United States to be our most significant jurisdiction; however, all tax returns are subject to routine compliance review by the taxing authorities in the jurisdictions in which we file tax returns in the ordinary course of business.

The federal statutes of limitation have expired for all tax years prior to 2020, and we are not currently under audit by the IRS. However, pursuant to the 2017 Tax Cuts and Jobs Act, the statute of limitations on the transition tax for the 2017 tax year does not expire until 2024. Various state jurisdictions are auditing years 2013 through 2021. There are currently no federal or provincial audits in Canada; however, years subsequent to 2017 remain open and could be subject to examination. We believe that it is reasonably possible that the recorded amount of gross unrecognized tax benefits may decrease by $1.3 million within the next twelve months as a result of concluding various state tax matters.

Insurance Loss Reserves

We purchase comprehensive general liability, morticians and cemetery professional liability, automobile liability, and workers' compensation insurance coverages structured with high deductibles. This high-deductible insurance program means we are primarily self-insured for claims and associated costs and losses covered by these policies. Historical insurance industry experience indicates a high degree of inherent variability in assessing the ultimate amount of losses associated with casualty insurance claims. This is especially true with respect to liability and workers' compensation exposures due to the extended period of time that transpires between when the claim might occur and the full settlement of such claim, which is often many years. We continually evaluate loss estimates associated with claims and losses related to these insurance coverages falling within the deductible of each coverage. Assumptions based on factors such as claim settlement patterns, claim development trends, claim frequency and severity patterns, inflationary trends, and data reasonableness will generally affect the analysis and determination of the "best estimate" of the projected ultimate claim losses. The results of these evaluations are used to both analyze and adjust our insurance loss reserves. As of December 31, 2023, insurance loss reserves were $103.3 million.

Recent Accounting Pronouncements and Accounting Changes

For discussion of recent accounting pronouncements and accounting changes, see Note 2 in Part II, Item 8. Financial Statements and Supplementary Data.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The market risk inherent in our financial instruments and positions includes the price risk associated with the marketable equity and debt securities included in our portfolio of trust investments, the interest rate risk associated with our floating rate debt, and the currency risk associated with our Canadian operations. Our exposure to market risk as discussed below includes forward-looking statements and represents an estimate of possible changes in fair value or future earnings that might occur, assuming hypothetical changes in equity markets, interest rates, and currencies. Our views on market risk are not necessarily indicative of actual results that may occur, and they do not represent the maximum possible gains or losses that may occur. Actual fair value movements related to changes in equity markets, interest rates, and currencies, along with the timing of such movements, may differ from those estimated.

Marketable Equity and Debt Securities — Price Risk

In connection with our preneed funeral operations and preneed cemetery merchandise and service sales, the related funeral and cemetery trust funds own investments in equity and debt securities and mutual funds, which are sensitive to current market prices.

Cost and market values as of December 31, 2023 are presented in Note 3 in Part II, Item 8, Financial Statements and Supplementary Data. Also see "Trust Investments" in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, Financial Conditions, Liquidity, and Capital Resources, for discussion of trust investments.

Market-Rate Sensitive Instruments — Interest Rate Risk

At December 31, 2023 and 2022, approximately 69% and 72%, respectively, of our total debt consisted of fixed rate debt at a weighted average rate of 4.35% and 4.32%, respectively. A hypothetical increase in interest rates by 10% of the rates associated with our floating rate debt would increase our interest expense by $11.0 million. See Notes 6 and 7 in Part II, Item 8, Financial Statements and Supplementary Data, for additional information.

Market-Rate Sensitive Instruments — Currency Risk

At December 31, 2023 and 2022, our foreign currency exposure was primarily associated with the Canadian dollar. A hypothetical 10% adverse change in the strength of the U.S. dollar relative to our foreign currency instruments would have negatively affected our net income on an annual basis by $4.7 million and $5.8 million for the years ended December 31, 2023 and 2022, respectively.

At December 31, 2023, approximately 6% of our stockholders' equity and debt and 6% of our operating income was denominated in the Canadian dollar. Approximately 6% of our stockholders' equity and debt and 8% of our operating income was denominated in the Canadian dollar at December 31, 2022. We do not have an investment in foreign operations considered to be in highly inflationary economies.

Item 8. Financial Statements and Supplementary Data

Index to Financial Statements and Related Schedule

All other schedules have been omitted because the required information is not applicable or is not present in amounts sufficient to require submission or because the information required is included in the consolidated financial statements or the related notes thereto.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Service Corporation International

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Service Corporation International and its subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of operations, of comprehensive income, of equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment Assessment - Funeral Reporting Unit

As described in <u>Notes 2</u> and <u>4</u> to the consolidated financial statements, the Company's consolidated goodwill balance was $2.0 billion as of December 31, 2023, and the goodwill associated with the funeral reporting unit was $1.6 billion. Goodwill is tested annually during the fourth quarter, or whenever certain events or changes in circumstances indicate that the carrying value of goodwill may be greater than fair value. In order to perform the goodwill impairment test, management compares the fair value of a reporting unit to its carrying amount, including goodwill. Management determines fair value of a reporting unit using both a market and income approach. The income approach, which is a discounted cash flow method, uses projections of future cash flows and includes assumptions concerning future operating performance and economic conditions, such as revenue and other growth rates and a discount rate, that may differ from actual future cash flows.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the funeral reporting unit is a critical audit matter are the significant judgment by management when developing the fair value measurement of the reporting unit under the income approach. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and in evaluating management's cash flow projections and significant assumptions related to revenue growth rates (over a seven year period ("discrete years") and terminal year) and ratio of expenses to revenue. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment assessment of the funeral reporting unit, including controls over the valuation assertion. These procedures also included, among others, testing management's process for developing the fair value estimate; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the reasonableness of significant assumptions used by management related to the revenue growth rates (discrete years and terminal year) and ratio of expenses to revenue. Evaluating management's assumptions related to the revenue growth rates (discrete years and terminal year) and the ratio of expenses to revenue involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting unit, (ii) the consistency with forecasts per industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the Company's discounted cash flow model and the terminal year revenue growth rate assumption.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

February 13, 2024

We have served as the Company's auditor since 1993.

Service Corporation International
Consolidated Statement of Operations

	Years Ended December 31,		
	2023	**2022**	**2021**
	(In thousands, except per share amounts)		
Revenue			
Property and merchandise revenue	$ 2,124,600	$ 2,136,593	$ 2,139,795
Service revenue	1,683,417	1,707,099	1,730,860
Other revenue	291,761	264,969	272,488
Total revenue	4,099,778	4,108,661	4,143,143
Costs of revenue			
Cost of property and merchandise	(1,075,041)	(1,041,287)	(1,007,261)
Cost of service	(912,346)	(883,020)	(833,183)
Overhead and other expenses	(1,020,584)	(1,029,752)	(979,624)
Costs of revenue	(3,007,971)	(2,954,059)	(2,820,068)
Gross profit	1,091,807	1,154,602	1,323,075
Corporate general and administrative expenses	(157,368)	(237,248)	(157,568)
Gains on divestitures and impairment charges, net	9,816	9,962	25,169
Operating income	944,255	927,316	1,190,676
Interest expense	(239,447)	(172,109)	(150,610)
Losses on early extinguishment of debt, net	(1,114)	(1,225)	(5,226)
Other income, net	4,912	1,646	10,660
Income before income taxes	708,606	755,628	1,045,500
Provision for income taxes	(170,945)	(189,594)	(242,248)
Net income	537,661	566,034	803,252
Net income attributable to noncontrolling interests	(344)	(696)	(313)
Net income attributable to common stockholders	$ 537,317	$ 565,338	$ 802,939
Basic earnings per share:			
Net income attributable to common stockholders	$ 3.57	$ 3.58	$ 4.79
Basic weighted average number of shares	150,565	157,713	167,542
Diluted earnings per share:			
Net income attributable to common stockholders	$ 3.53	$ 3.53	$ 4.72
Diluted weighted average number of shares	152,351	160,131	170,114

(See notes to consolidated financial statements)

Service Corporation International
Consolidated Statement of Comprehensive Income

	Years Ended December 31,		
	2023	**2022**	**2021**
	(In thousands)		
Net income	$ 537,661	$ 566,034	$ 803,252
Other comprehensive income:			
Foreign currency translation adjustments	8,353	(23,681)	846
Total comprehensive income	546,014	542,353	804,098
Total comprehensive income attributable to noncontrolling interests	(344)	(691)	(311)
Total comprehensive income attributable to common stockholders	$ 545,670	$ 541,662	$ 803,787

(See notes to consolidated financial statements)

Service Corporation International
Consolidated Balance Sheet

	December 31,	
	2023	2022
	(In thousands, except share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 221,557	$ 191,938
Receivables, net of reserves of $4,382 and $6,186, respectively	97,939	96,681
Inventories	33,597	31,740
Income tax receivable	122,183	7,021
Other	23,010	32,466
Total current assets	498,286	359,846
Preneed receivables, net of reserves of $32,475 and $27,314, respectively and trust investments	6,191,912	5,577,499
Cemetery property	2,020,846	1,939,816
Property and equipment, net	2,480,099	2,350,549
Goodwill	1,977,186	1,945,588
Deferred charges and other assets, net of reserves of $2,345 and $3,602, respectively	1,247,830	1,190,426
Cemetery perpetual care trust investments	1,939,241	1,702,313
Total assets	$ 16,355,400	$ 15,066,037
LIABILITIES & EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 685,699	$ 707,488
Current maturities of long-term debt	63,341	90,661
Income taxes payable	60	1,131
Total current liabilities	749,100	799,280
Long-term debt	4,649,155	4,251,083
Deferred revenue, net	1,703,509	1,624,028
Deferred tax liability	638,106	445,040
Other liabilities	464,935	411,376
Deferred receipts held in trust	4,670,884	4,163,520
Care trusts' corpus	1,938,238	1,698,287
Commitments and contingencies (Note 9)		
Equity:		
Common stock, $1 per share par value, 500,000,000 shares authorized, 148,297,042 and 156,088,438 shares issued, respectively, and 146,323,340 and 153,940,365 shares outstanding, respectively	146,323	153,940
Capital in excess of par value	937,596	958,329
Retained earnings	432,454	544,384
Accumulated other comprehensive income	24,891	16,538
Total common stockholders' equity	1,541,264	1,673,191
Noncontrolling interests	209	232
Total equity	1,541,473	1,673,423
Total liabilities and equity	$ 16,355,400	$ 15,066,037

(See notes to consolidated financial statements)

Service Corporation International
Consolidated Statement of Cash Flows

		Years Ended December 31,		
		2023	**2022**	**2021**
		(In thousands)		
Cash flows from operating activities:				
Net income	$	537,661	$ 566,034	$ 803,252
Adjustments to reconcile net income to net cash provided by operating activities:				
Losses on early extinguishment of debt, net		1,114	1,225	5,226
Depreciation and amortization		191,272	175,330	159,306
Amortization of intangibles		18,736	18,355	20,002
Amortization of cemetery property		101,234	94,123	98,162
Amortization of loan costs		6,871	6,851	6,367
Provision for expected credit losses		11,245	16,700	11,362
Provision for (benefit from) deferred income taxes		191,516	3,471	(5,837)
Gains on divestitures and impairment charges, net		(9,816)	(9,962)	(25,169)
Gain on sale of investments		—	(1,169)	—
Share-based compensation		15,423	14,709	14,168
Change in assets and liabilities, net of effects from acquisitions and divestitures:				
Decrease (increase) in receivables		(3,810)	4,151	(20,215)
Increase in other assets		(131,581)	(8,206)	(54,883)
Increase in payables and other liabilities		(9,676)	37,029	53,747
Effect of preneed sales production and maturities:				
Increase in preneed receivables, net and trust investments		(178,642)	(309,055)	(308,061)
Increase in deferred revenue, net		157,656	195,358	119,730
Increase in deferred receipts held in trust		(30,160)	20,781	43,451
Net cash provided by operating activities		869,043	825,725	920,608
Cash flows from investing activities:				
Capital expenditures		(361,793)	(369,709)	(303,660)
Business acquisitions, net of cash acquired		(72,535)	(102,558)	(121,382)
Real estate acquisitions		(56,409)	(17,127)	(26,604)
Proceeds from divestitures and sales of property and equipment		25,888	42,093	40,696
Payments for Company-owned life insurance policies		(8,058)	(1,910)	(3,982)
Proceeds from Company-owned life insurance policies		10,119	—	—
Other investing activities		(6,598)	1,330	—
Net cash used in investing activities		(469,386)	(447,881)	(414,932)
Cash flows from financing activities:				
Proceeds from issuance of long-term debt		957,433	484,000	975,000
Debt issuance costs		(7,471)	(525)	(13,640)
Scheduled payments of debt		(22,230)	(36,288)	(36,158)
Early payments of debt		(580,973)	(65,591)	(699,837)
Principal payments on finance leases		(34,482)	(35,542)	(34,617)
Proceeds from exercise of stock options		24,181	27,814	39,354
Purchase of Company common stock		(544,844)	(660,850)	(554,313)
Payments of dividends		(167,983)	(160,035)	(146,919)
Bank overdrafts and other		(4,773)	(980)	5,510
Net cash used in financing activities		(381,142)	(447,997)	(465,620)
Effect of foreign currency		1,722	(3,878)	(111)
Net (decrease) increase in cash, cash equivalents, and restricted cash		20,237	(74,031)	39,945
Cash, cash equivalents, and restricted cash at beginning of period		204,524	278,555	238,610
Cash, cash equivalents, and restricted cash at end of period	$	224,761	$ 204,524	$ 278,555

(See notes to consolidated financial statements)

Service Corporation International
Consolidated Statement of Equity

(In thousands, except per share amounts)

	Common Stock	Treasury Stock, Par Value	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income	Noncontrolling Interest	Total
Balance at December 31, 2020	$ 174,792	$ (4,075)	$ 981,934	$ 560,731	$ 39,366	$ (127)	$ 1,752,621
Comprehensive income	—	—	—	802,939	848	311	804,098
Dividends declared on common stock ($0.88 per share)	—	—	—	(146,919)	—	—	(146,919)
Employee share-based compensation earned	—	—	14,168	—	—	—	14,168
Stock option exercises	1,642	—	38,035	—	—	—	39,677
Restricted stock awards, net of forfeitures	163	—	(163)	—	—	—	—
Purchase of Company common stock	—	(9,438)	(55,468)	(489,730)	—	—	(554,636)
Noncontrolling interest payments	—	—	—	—	—	(180)	(180)
Retirement of treasury shares	(9,805)	9,805	—	—	—	—	—
Other	30	—	590	—	—	—	620
Balance at December 31, 2021	$ 166,822	$ (3,708)	$ 979,096	$ 727,021	$ 40,214	$ 4	$ 1,909,449
Comprehensive income	—	—	—	565,338	(23,676)	691	542,353
Dividends declared on common stock ($1.02 per share)	—	—	—	(160,035)	—	—	(160,035)
Employee share-based compensation earned	—	—	14,709	—	—	—	14,709
Stock option exercises	1,010	—	27,084	—	—	—	28,094
Restricted stock awards, net of forfeitures	149	(1)	(148)	—	—	—	—
Purchase of Company common stock	—	(10,356)	(62,834)	(587,940)	—	—	(661,130)
Noncontrolling interest payments	—	—	—	—	—	(463)	(463)
Retirement of treasury shares	(11,916)	11,916	—	—	—	—	—
Other	24	—	422	—	—	—	446
Balance at December 31, 2022	$ 156,089	$ (2,149)	$ 958,329	$ 544,384	$ 16,538	$ 232	$ 1,673,423
Comprehensive income	—	—	—	537,317	8,353	344	546,014
Dividends declared on common stock ($1.12 per share)	—	—	—	(167,983)	—	—	(167,983)
Employee share-based compensation earned	—	—	15,423	—	—	—	15,423
Stock option exercises	927	—	23,254	—	—	—	24,181
Restricted stock awards, net of forfeitures	132	1	(133)	—	—	—	—
Purchase of Company common stock	—	(8,701)	(59,603)	(481,264)	—	—	(549,568)
Noncontrolling interest payments	—	—	—	—	—	(367)	(367)
Retirement of treasury shares	(8,874)	8,874	—	—	—	—	—
Other	24	—	326	—	—	—	350
Balance at December 31, 2023	$ 148,298	$ (1,975)	$ 937,596	$ 432,454	$ 24,891	$ 209	$ 1,541,473

(See notes to consolidated financial statements)

Service Corporation International
Notes to Consolidated Financial Statements

1. Nature of Operations

Service Corporation International (SCI) is a holding company and all operations are conducted by its subsidiaries. We are North America's largest provider of deathcare products and services, with a network of funeral service locations and cemeteries operating in the United States and Canada. Our funeral service and cemetery operations consist of funeral service locations, cemeteries, funeral service/cemetery combination locations, crematoria, and other related businesses, which enable us to serve a wide array of customer needs. We sell cemetery property and funeral and cemetery merchandise and services at the time of need and on a preneed basis. We strive to offer families exceptional service in planning life celebrations and personalized remembrances.

Funeral service locations provide all professional services relating to funerals and cremations, including the use of funeral facilities and motor vehicles, arranging and directing services, removal, preparation, embalming, cremations, memorialization, travel protection, and catering. Funeral merchandise, including burial caskets and related accessories, urns and other cremation receptacles, outer burial containers, flowers, online and video tributes, stationery products, casket and cremation memorialization products, and other ancillary merchandise, is sold at funeral service locations.

Our cemeteries provide cemetery property interment rights, including developed lots, lawn crypts, mausoleum spaces, niches, and other cremation memorialization and interment options. Cemetery merchandise and services, including cemetery markers and bases, outer burial containers, flowers and floral placement, other ancillary merchandise, graveside memorial services, merchandise installation, and interments, are sold at our cemeteries.

2. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

Our consolidated financial statements include the accounts of Service Corporation International (SCI) and all subsidiaries in which we hold a controlling financial interest. Intercompany balances and transactions have been eliminated in consolidation.

Our consolidated financial statements also include the accounts of the merchandise and service trusts and cemetery perpetual care trusts in which we have a variable interest and are the primary beneficiary. We have retained the specialized industry accounting principles when consolidating the trusts. Our trusts are variable interest entities, for which we have determined that we are the primary beneficiary as we absorb a majority of the losses and returns associated with these trusts. Although we consolidate the trusts, it does not change the legal relationships among the trusts, us, or our customers. The customers are the legal beneficiaries of these trusts; therefore, their interests in these trusts represent a liability to us.

Certain reclassifications have been made to prior period amounts to conform to the current period disclosure presentation with no effect on our consolidated net income or cash flows.

Use of Estimates in the Preparation of Financial Statements

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. As a result, actual results could differ from these estimates.

Cash, Cash Equivalents, and Restricted Cash

We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents. The carrying amounts of our cash and cash equivalents approximate fair value due to the short-term nature of these instruments.

The components of cash, cash equivalents, and restricted cash were as follows:

	Years Ended December 31,	
	2023	2022
	(In thousands)	
Cash and cash equivalents	$ 221,557	$ 191,938
Restricted cash[1]:		
Included in *Other current assets*	370	10,379
Included in *Deferred charges and other assets*	2,834	2,207
Total restricted cash	3,204	12,586
Total cash, cash equivalents, and restricted cash	$ 224,761	$ 204,524

[1] Restricted cash in both periods primarily consists of proceeds from divestitures deposited into escrow accounts under IRS code section 1031 and collateralized obligations under certain insurance policies.

Receivables, Net

The components of *Receivables, net* in our Consolidated Balance Sheet were as follows:

	December 31, 2023				
	Atneed Funeral	Atneed Cemetery	Miscellaneous	Current Portion of Notes	Total
	(In thousands)				
Receivables	$ 35,572	$ 19,277	$ 47,297	$ 175	$ 102,321
Reserve for credit losses	(1,784)	(2,118)	(343)	(137)	(4,382)
Receivables, net	$ 33,788	$ 17,159	$ 46,954	$ 38	$ 97,939

	December 31, 2022				
	Atneed Funeral	Atneed Cemetery	Miscellaneous	Current Portion of Notes	Total
	(In thousands)				
Receivables	$ 44,417	$ 19,781	$ 38,483	$ 186	$ 102,867
Reserve for credit losses	(3,627)	(2,076)	(344)	(139)	(6,186)
Receivables, net	$ 40,790	$ 17,705	$ 38,139	$ 47	$ 96,681

Additionally, included in *Deferred charges and other assets, net* were notes receivable, net and long-term miscellaneous receivables, net as follows:

	December 31, 2023	December 31, 2022
	(In thousands)	
Notes receivable	$ 10,294	$ 9,367
Reserve for credit losses	(1,797)	(2,546)
Notes receivable, net	$ 8,497	$ 6,821
Long-term miscellaneous receivables	$ 7,888	$ 7,993
Reserve for credit losses	(548)	(1,056)
Long-term miscellaneous receivables, net	$ 7,340	$ 6,937

Our atneed trade receivables primarily consist of amounts due for funeral and cemetery services already performed. We provide reserves for credit losses for our receivables. These reserves are based on an analysis of historical trends of collection activity adjusted for current conditions and forecasts. These estimates are impacted by a number of factors, including changes in the economy and demographic or competitive changes in our areas of operation. Cemetery preneed receivables are collateralized by cemetery property to the extent of the fair value of the property.

Payment on atneed contracts is generally due at the time the merchandise is delivered or the services are performed. We also have preneed receivables, as disclosed in Note 3, for which payment generally occurs prior to our fulfillment of the performance obligations. Our preneed contracts may also have extended payment terms with associated financing charges.

We do not accrue interest on preneed receivables if they are not paid in accordance with the contractual payment terms given the nature of our merchandise and services, the nature of our contracts with customers, and the timing of the delivery of our services. Generally, receivables are considered past due after thirty days. We do not consider preneed funeral receivables to be past due until the contract converts into an atneed contract at which time the preneed receivable is paid or reclassified as a trade receivable with payment terms of less than thirty days. Collections are generally managed by the locations or our in house collection agencies acting on behalf of the locations, until a receivable is one hundred eighty days delinquent, at which time trade receivables are fully reserved.

The following table summarizes the activity in our reserve for credit losses by portfolio segment, excluding preneed receivables which are presented in Note 3, for the year ended December 31, 2023:

	December 31, 2022	Provision for Expected Credit Losses	(Acquisitions) Divestitures, net	Write Offs	Recoveries	Effect of Foreign Currency	December 31, 2023
			(In thousands)				
Trade receivables:							
Funeral	$ (3,627)	$ (2,626)	$ —	$ 6,280	$ (1,893)	$ 82	$ (1,784)
Cemetery	(2,076)	(1,139)	—	1,467	(371)	1	(2,118)
Total reserve for credit losses on trade receivables	$ (5,703)	$ (3,765)	$ —	$ 7,747	$ (2,264)	$ 83	$ (3,902)
Miscellaneous receivables:							
Current	$ (344)	$ 1	$ —	$ —	$ —	$ —	$ (343)
Long-term	(1,056)	508	—	—	—	—	(548)
Total reserve for credit losses on miscellaneous receivables	$ (1,400)	$ 509	$ —	$ —	$ —	$ —	$ (891)
Notes receivable	$ (2,685)	$ 2	$ —	$ 1,281	$ —	$ (532)	$ (1,934)

At December 31, 2023, the amortized cost basis of our miscellaneous and notes receivables by year of origination was as follows:

	2023	2022	2021	2020	2019	Prior	Revolving Line of Credit	Total
				(In thousands)				
Miscellaneous receivables:								
Current	$ 44,897	$ 1,681	$ 427	$ 207	$ 83	$ 2	$ —	$ 47,297
Long-term	3,607	2,255	1,351	313	353	9	—	7,888
Total miscellaneous receivables	$ 48,504	$ 3,936	$ 1,778	$ 520	$ 436	$ 11	$ —	$ 55,185
Notes receivable	$ —	$ —	$ —	$ 11	$ —	$ 4,603	$ 5,855	$ 10,469

At December 31, 2023, the payment status of our miscellaneous and notes receivables was as follows:

	<30 Days	30-90 Days	90-180 Days	>180 Days	Total	Current	Total
			Past Due				
			(In thousands)				
Miscellaneous receivables:							
Current	$ —	$ 19	$ 249	$ 1,244	$ 1,512	$ 45,785	$ 47,297
Long-term	—	—	—	—	—	7,888	7,888
Total miscellaneous receivables	$ —	$ 19	$ 249	$ 1,244	$ 1,512	$ 53,673	$ 55,185
Notes receivable	$ —	$ 117	$ —	$ 1,116	$ 1,233	$ 9,236	$ 10,469

Inventories and Cemetery Property

Funeral and cemetery merchandise are stated at the lower of average cost or net realizable value. Cemetery property is recorded at cost. Inventory costs and cemetery property are relieved using specific identification in fulfillment of performance obligations on our contracts. Cemetery property amortization was $101.2 million, $94.1 million, and $98.2 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Property and Equipment, Net

Property and equipment are recorded at cost. Maintenance and repairs are charged to expense, whereas renewals and major replacements that extend the useful lives of the assets are capitalized. Depreciation is recognized ratably over the estimated useful lives of the various classes of assets. Buildings and improvements are depreciated over a period ranging from ten years to forty years, equipment is depreciated over a period from three years to twelve years, and leasehold improvements are depreciated over the shorter of the lease term or twelve years. Depreciation and amortization expense related to property and equipment was $191.3 million, $175.3 million, and $159.3 million for the years ended December 31, 2023, 2022, and 2021, respectively. When property or equipment is sold or retired, the cost and related accumulated depreciation are removed from the Consolidated Balance Sheet and the resulting gains and losses are included in the Consolidated Statement of Operations in the period of sale or disposal.

Leases

We have operating and finance leases. Our operating leases primarily include funeral service real estate and office equipment for funeral service locations, cemetery locations, and administrative offices. Our finance leases primarily include transportation equipment but also include real estate and office equipment. Lease terms related to real estate generally range from one year to forty years with options to renew at varying terms. Lease terms related to office and transportation equipment generally range from one year to nine years with options to renew at varying terms.

We determine whether an arrangement is or contains a lease at the inception of the arrangement based on the unique facts and circumstances present. Right-of-use (ROU) assets represent our right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments arising from the lease. Leases with a term greater than one year are recognized on the balance sheet as ROU assets and lease liabilities. We have elected not to recognize on the balance sheet leases with terms of one year or less.

Lease liabilities and their corresponding ROU assets are recorded at commencement date based on the present value of lease payments over the expected lease term. For transportation equipment, we use the rate implicit in each lease to calculate the present value. For real estate and non-transportation equipment leases, the interest rate implicit in lease contracts is typically not readily determinable. Therefore, we use the appropriate collateralized incremental borrowing rate based on the information available at commencement date in determining the present value of future payments for real estate and non-transportation equipment leases. Certain adjustments to the ROU asset may be required for items such as initial direct costs paid or incentives received.

For a lessee, the discount rate for the lease is defined as the rate implicit in the lease unless that rate cannot be readily determined. In that case, the lessee is required to use its incremental borrowing rate, which is the rate of interest that a lessee would have to pay to borrow on a collateralized basis over a similar term with an amount equal to the lease payments in a similar economic environment. We use the rate implicit in each lease for vehicles and other transportation equipment, which represents 59% of our total lease liability as of December 31, 2023 and which are substantially all finance leases. For leases of real estate and non-transportation equipment, which are primarily operating leases, we use our incremental borrowing rate since the rate implicit in these leases cannot be readily determined. To calculate the incremental borrowing rate, we utilize the yield-to-worst of our publicly traded debt securities, adjusted for the appropriate duration on a secured basis. As an accounting policy election, we include reasonably certain renewal periods when determining the rate to use as the incremental borrowing rate for each lease.

We calculate operating lease expense ratably over the lease term. We consider reasonably assured renewal options and fixed escalation provisions in our calculation. Generally, our leases do not include options to terminate the lease prior to the contractual lease expiration date, but future renewal periods are generally cancelable. The majority of our contractually available renewal periods for leases of buildings and land are considered reasonably certain of being exercised. This determination is made by our real estate team based on facts and circumstances surrounding each property. Leases with a term of 12 months or less are not recorded on the balance sheet. The majority of our lease arrangements contain options to (i) purchase the property at fair value on the exercise date, (ii) purchase the property for a value determined at the inception of the lease, or (iii) renew the lease for the fair rental value at the end of the primary lease term. The depreciable life of assets and leasehold improvements are generally limited by the expected lease term.

Certain of our lease agreements include variable rental payments based on a percentage of sales over base contractual levels and others include rental payments adjusted periodically for inflation. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. We generally do not have sublease arrangements, sale-leaseback arrangements, or leveraged leases.

We have lease agreements with lease and non-lease components, which are generally accounted for separately. For leases commencing before January 1, 2019, we have elected the practical expedient to not separate lease and non-lease components on certain equipment leases, such as copiers where the cost-per-copy maintenance charges are included in the lease charge. On these leases, we have elected to account for the lease and non-lease components as a single component. For leases commencing on or after January 1, 2019, we account for the maintenance charges (non-lease components) separately from the lease components. For more information related to leases, see Note 8.

Goodwill

The excess of purchase price over the fair value of identifiable net assets acquired in business combinations is recorded as goodwill. Goodwill is tested annually during the fourth quarter for impairment by assessing the fair value of each of our reporting units.

Our goodwill impairment test involves estimates and management judgment. In order to perform our goodwill impairment test, we compare the fair value of a reporting unit to its carrying amount, including goodwill. We determine fair value of each reporting unit using both a market and income approach. The income approach, which is a discounted cash flow method, uses projections of future cash flows and includes assumptions concerning future operating performance and economic conditions that may differ from actual future cash flows. We do not record an impairment of goodwill in instances where the fair value of a reporting unit exceeds its carrying amount. If the carrying amount exceeds the fair value of a reporting unit, an impairment is recognized in an amount equal to the excess, up to the amount of goodwill in the reporting unit.

For our most recent annual impairment test performed in the fourth quarter, we used a 6.75% discount rate, revenue growth rates ranging from 1.0% to 3.0% over a seven-year period, plus a terminal value determined using the constant growth method in projecting our future cash flows. Our terminal value was calculated using a long-term revenue growth rate of 1.0% and 2.8% for our funeral and cemetery reporting units, respectively. Additionally, we used a ratio of expenses to revenue ranging from 70.0% to 80.0% and growth rates for other assumptions in our model ranging from 2.0% to 3.0%. Fair value was calculated as the sum of the projected discounted cash flows of our reporting units over the next seven years plus terminal value at the end of those seven years.

In addition to our annual review, we assess the impairment of goodwill whenever certain events or changes in circumstances indicate that the carrying value may be greater than fair value. Factors that could trigger an interim impairment review include, but are not limited to, significant underperformance relative to historical or projected future operating results and significant negative industry or economic trends. For more information related to goodwill, see Note 4.

Other Intangible Assets

Our intangible assets include covenants-not-to-compete, customer relationships, trademarks and tradenames, and other intangible assets primarily resulting from acquisitions. Certain of our trademark and tradenames and other intangible assets are considered to have an indefinite life and are not subject to amortization. We test for impairment of indefinite-lived intangible assets annually during the fourth quarter.

Our intangible asset impairment tests involve estimates and management judgment. For trademarks and tradenames, our test uses the relief from royalty method whereby we determine the fair value of the assets by discounting the cash flows that represent a savings over having to pay a royalty fee for use of the trademarks and tradenames. The discounted cash flow valuation uses projections of future cash flows and includes assumptions concerning future operating performance and economic conditions that may differ from actual future cash flows.

For our most recent annual impairment test performed in the fourth quarter, we estimated that the pre-tax savings would range from 2.0% to 5.0% (4.2% weighted average using carrying value) of the revenue associated with the trademarks and tradenames, based primarily on our research of intellectual property valuation and licensing databases. We also assumed a terminal growth rate of 1.0% and 2.8% for our funeral and cemetery segments (1.5% weighted average using carrying value), respectively, and discounted the cash flows at a 6.95% discount rate based on the relative risk of these assets to our overall business.

In addition to our annual review, we assess the impairment of intangible assets whenever certain events or changes in circumstances indicate that the carrying value may be greater than the fair value. Factors that could trigger an interim impairment review include, but are not limited to, significant under-performance relative to historical or projected future operating results and significant negative industry or economic trends.

Certain of our intangible assets associated with prior acquisitions are relieved using specific identification in fulfillment of performance obligations on our contracts with customers. We amortize all other finite-lived intangible assets on a straight-line basis over their estimated useful lives, which range from five years to eighty-nine years. For more information related to intangible assets, see Note 4.

Fair Value Measurements

We measure the securities held by our funeral merchandise and service, cemetery merchandise and service, and cemetery perpetual care trusts at fair value on a recurring basis. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We utilize a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

- Where quoted prices are available in an active market, securities held by the trusts are classified as Level 1 investments.

- Where quoted market prices are not available for the specific security, fair values are estimated by using either quoted prices of securities with similar characteristics or an income approach fair value model with observable inputs that include a combination of interest rates, yield curves, credit risks, prepayment speeds, ratings, and tax-exempt status. These securities are classified as Level 2 investments.

- The valuation of other investments requires management judgment due to the absence of quoted market prices, inherent lack of liquidity, and the long-term nature of such assets. These securities are classified as Level 3 investments.

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Fixed income commingled funds, money market funds, and private equity investments are measured at net asset value. Fixed income commingled funds and money market funds are redeemable for net asset value with two weeks' notice and immediately, respectively. Our private equity investments include several funds that invest in limited partnerships, distressed debt, real estate, and mezzanine financing. These investments can never be redeemed by the funds. Instead, due to the nature of the investments in this category, distributions are received through the liquidation of the underlying assets of the funds.

Valuation policies and procedures are determined by our Trust Services department, which reports to our Chief Financial Officer. Additionally, valuations are reviewed quarterly by the Investment Committee of the Board of Directors.

Treasury Stock

We make treasury stock purchases in the open market or through privately negotiated transactions subject to market conditions and normal trading restrictions. We account for the repurchase of our common stock under the par value method. We canceled 8.9 million, 11.9 million, and 9.8 million shares of our common stock held in our treasury in 2023, 2022, and 2021, respectively. These retired treasury shares were changed to authorized but unissued status.

Foreign Currency Translation

All assets and liabilities of Canadian subsidiaries are translated into U.S. dollars at exchange rates in effect as of the end of the reporting period. Revenue and expense items are translated at the average exchange rates for the reporting period. The resulting translation adjustments are included as a component of *Accumulated other comprehensive income* in the Consolidated Statement of Equity and Consolidated Balance Sheet.

The functional currency of SCI and its subsidiaries is the respective local currency. The transactional currency gains and losses that arise from transactions denominated in currencies other than the functional currencies of our operations are recorded in *Other income, net* in the Consolidated Statement of Operations. We do not have any investments in foreign operations considered to be in highly inflationary economies.

Funeral and Cemetery Operations

Revenue is recognized when control of the merchandise or services is transferred to the customer. Our performance obligations include the delivery of funeral and cemetery merchandise and services and cemetery property interment rights. Control transfers when merchandise is delivered or services are performed. For cemetery property interment rights, control transfers to the customer when the property is developed and the interment right has been sold and can no longer be marketed or sold to another customer. Sales taxes collected are recognized on a net basis in our consolidated financial statements.

On our atneed contracts, we generally deliver the merchandise and perform the services at the time of need. Personalized marker merchandise and marker installation services sold on atneed contracts are recognized when control is transferred to the customer, generally when the marker is delivered and installed in the cemetery.

We also sell price-guaranteed preneed contracts through various programs providing for future merchandise and services at prices prevailing when the agreements are signed. Revenue associated with sales of preneed contracts is deferred until control of the merchandise or the services is transferred to the customer, which is upon delivery of the merchandise or as services are performed, generally at the time of need. On certain preneed contracts, we sell memorialization merchandise, which consists of urns and urn-related products, that we deliver to the customer at the time of sale. Revenue is recognized at the time of delivery when control of the memorialization merchandise is transferred.

For personalized marker merchandise sold on a preneed contract, we will:

* purchase the merchandise from vendors,

* personalize such merchandise in accordance with the customer's specific written instructions,

* either store the merchandise at a third-party bonded storage facility or install the merchandise, based on the customer's instructions, and

* transfer title to the customer.

We recognize revenue and record the cost of sales when control is transferred for the merchandise, which occurs upon delivery to the third-party storage facility or installation of the merchandise at the cemetery.

There is no general right of return for delivered items.

We also sell travel protection as an agent of a third party. Travel protection is a service that provides shipment of remains to the servicing funeral home or cemetery of choice if the purchaser passes away outside of a certain radius of their residence, without any additional expense to the family. We do not provide these travel protection services, and we are not primarily obligated to provide such services under these arrangements. Therefore, we record revenues, net of amounts due to the third-party, at the time of sale.

Total consideration received for price-guaranteed preneed and for atneed contracts with customers represents the stated amount of the contract excluding any amounts collected on behalf of third parties, such as sales taxes. Additionally, pursuant to state or provincial law, all or a portion of the proceeds from merchandise or services sold on a preneed basis may be required to be deposited into trust funds. Earnings on these trust funds, which are specifically identifiable for each performance obligation, are also included in total consideration.

The total consideration received for contracts with customers is allocated to each performance obligation based on relative selling price. Relative selling prices are determined by either the amount we sell the performance obligation for on a stand-alone basis or our best estimate of the amount we would sell it for based on an adjusted market assessment approach that is consistent with our historical pricing practices.

Payment on atneed contracts is generally due at the time the merchandise is delivered or the services are performed. For preneed contracts, payment generally occurs prior to our fulfillment of the performance obligations. Our preneed contracts may also have extended payment terms with associated financing charges. We do not accrue interest on preneed receivables if they are not paid in accordance with the contractual payment terms given the nature of our merchandise and services, the nature of our contracts with customers, and the timing of the delivery of our services. We do not consider preneed receivables to be past due until the merchandise or services are required to be delivered at which time the preneed receivable is paid or reclassified as a trade receivable with payment terms of less than thirty days. For unfulfilled performance obligations on cancelable preneed contracts, our Consolidated Balance Sheet reflects the net contract liability, which represents the amount we have collected from customers, in *Deferred revenue, net*.

Pursuant to state or provincial law, all or a portion of the proceeds from merchandise or services sold on a preneed basis may be required to be deposited into trust funds. When we receive payments from the customer, we deposit the amount required by law into the merchandise and service trusts and reclassify the corresponding amount from *Deferred revenue, net* into *Deferred receipts held in trust*. Amounts are withdrawn from the merchandise and service trusts when we fulfill the performance obligations. Fixed income securities held by these trust funds are classified as trading securities. Earnings on these trust funds, which are specifically identifiable for each performance obligation, are also included in total consideration. We defer these investment earnings related to the merchandise and service trusts until the associated merchandise is delivered or services are performed. Fees charged by our wholly-owned registered investment advisor are also included in revenue in the period in which they are earned.

If a preneed contract is canceled prior to delivery, state or provincial law determines the amount of the refund owed to the customer, if any, including the amount of the attributed investment earnings. Upon cancellation, we receive the amount of principal deposited to the trust and previously undistributed net investment earnings and, where required, issue a refund to the customer. In addition, we are entitled to retain, in certain jurisdictions, a portion of collected customer payments when a customer cancels a preneed contract. We recognize these retained funds, if any, and the attributed investment earnings (net of any investment earnings payable to the customer) as revenue in the Consolidated Statement of Operations. In certain jurisdictions, we may be obligated to fund any shortfall if the amount refundable to the customer exceeds the funds in trust.

A portion of the proceeds from the sale of cemetery property interment rights is required by state or provincial law to be paid into perpetual care trust funds by us to maintain the cemetery. This portion of the proceeds is not recognized as revenue. Fixed income securities held by these trust funds are classified as trading securities. Investment earnings from these trusts are distributed to us regularly and recognized in current cemetery revenue. These distributions are intended to defray cemetery maintenance costs incurred by us for our cemetery properties, which are expensed as incurred. The principal of such perpetual care trust funds generally cannot be withdrawn; however, in lieu of the distribution of realized income, certain states allow a total return distribution, which may contain elements of income, capital appreciation, and principal.

Costs related to delivery or performance of merchandise and services are charged to expense when merchandise is delivered or services are performed. Costs related to property interment rights include the property and construction costs specifically identified by each project. Property and construction costs are charged to expense when the revenue is recognized by specific identification in the fulfillment of the performance obligation. Incremental direct selling costs are deferred until fulfillment of the performance obligations. These deferred costs are classified as long-term on our Consolidated Balance Sheet because we do not control the timing of the delivery of the merchandise or performance of the services as they are generally provided at the time of need. For the years ended December 31, 2023, 2022, and 2021, we recognized $247.4 million, $263.9 million, and $259.9 million, respectively, of incremental selling costs. All other selling costs are expensed as incurred.

The components of *Cost of revenue* in our Consolidated Statement of Operations are:

- *Cost of property and merchandise*, which includes cemetery property amortization, the direct cost of merchandise, labor-related costs for merchandise handling and delivery, cemetery maintenance expenses and depreciation, and selling costs;

- *Cost of services*, which includes the direct cost of providing the services (including labor-related costs), cemetery maintenance expenses and depreciation, vehicle operating costs and depreciation, and selling costs; and

- *Overhead and other expenses*, which includes labor-related costs, facility expenses and depreciation, and other general and administrative expenses incurred in our funeral and cemetery operations.

Corporate general and administrative expenses include labor-related costs, corporate asset depreciation and amortization, public company costs, and other general and administrative expenses incurred by our corporate functions.

Insurance-Funded Preneed Contracts

Where permitted by state or provincial law, we may sell a life insurance or annuity policy from third-party insurance companies, for which we earn a commission as general sales agent for the insurance company. These general agency commissions (GA revenue) are based on a percentage per contract sold and are recognized as funeral revenue when the insurance purchase transaction between the preneed purchaser and third-party insurance provider is completed. All selling costs incurred pursuant to the sale of insurance-funded preneed contracts are expensed as incurred. GA revenue recognized in 2023, 2022, and 2021 was $185.6 million, $164.3 million, and $157.4 million, respectively.

We do not reflect the unfulfilled insurance-funded preneed contract amounts in our Consolidated Balance Sheet. The policy amount of the insurance contract between the customer and the third-party insurance company generally equals the amount of the preneed contract. The policyholder has made a revocable commitment to assign the proceeds from the policy to us at the time of need. The proceeds of the life insurance policies or annuity contracts will be reflected in funeral revenue as we perform these funerals.

Income Taxes

We compute income taxes using the liability method. Our ability to realize the benefit of our deferred tax assets requires us to achieve certain future earnings levels. We have established a valuation allowance against a portion of our deferred tax assets. We could be required to further adjust that valuation allowance in the near term if market conditions change materially and future earnings are, or are projected to be, significantly different than our current estimates. An increase in the valuation allowance would result in additional income tax expense in such period. All deferred tax assets and liabilities, along with any related valuation allowances are classified as non-current on our Consolidated Balance Sheet.

Accounting Standards Adopted in 2023

Financial Instruments

In March 2022, the Financial Accounting Standards Board (FASB) amended guidance to require public companies to disclose the vintage year of receivable write-offs during the reporting period. We adopted the amended guidance in 2023 with no impact on our consolidated results of operations, consolidated financial position, and cash flows. As receivable write-offs in the twelve months ended December 31, 2023 were immaterial, we have not included the vintage year disclosure in this filing. We will add the vintage year disclosure in future filings for periods in which receivable write-offs are material, if any.

Investments

In March 2023, the FASB amended guidance for equity investments made primarily for the purpose of receiving income tax credits and other income tax benefits. The amended guidance expands the option to use the proportional amortization method from investments in low-income-housing tax credit structures to all tax credit structures that meet certain requirements. The proportional amortization method results in the cost of the investment being amortized in proportion to the income tax credits and other income tax benefits received. The investment amortization and the income tax credits are presented net in the statement of operations as a component of income tax expense. The new guidance is effective as of January 1, 2024 with early adoption permitted. We early adopted the guidance effective January 1, 2023.

Recently Issued Accounting Standards

Fair Value Measurements

In June 2022, the FASB amended guidance to clarify that the fair value of investments in equity instruments with contractual sale restrictions should not be discounted as a result of the contractual restrictions. Additionally, the new guidance mandated disclosure of the fair value of any such securities, a description of the nature and duration of the restrictions, and circumstances that could cause a lapse in the restrictions. The new guidance is effective for us beginning with valuations that occur after January 1, 2024 and is not expected to have any impact on our consolidated results of operations, consolidated financial position, and cash flows.

Leases

In March 2023, the FASB amended guidance on determining the useful life of leasehold improvements associated with a lease between related parties under common control. The amended guidance requires that the leasehold improvements be amortized over the useful life of the improvements to the common control group as a whole. The new guidance is effective for us on January 1, 2024 and is not expected to have any impact on our consolidated results of operations, consolidated financial position, and cash flows.

Segments

In November 2023, the FASB amended the reportable segment guidance by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. This new guidance also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment's profit or loss in assessing segment performance and deciding how to allocate resources. The guidance is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024 with early adoption permitted. Adoption should be applied retrospectively to all prior periods presented in the financial statements. Upon adoption, we will include the additional disclosures in our financial statements and related notes.

Income Tax

In December 2023, the FASB amended guidance that requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as additional information on income taxes paid. The new guidance is effective on a prospective basis for annual periods beginning after December 15, 2024 and early adoption is also permitted. Upon adoption, we will include the additional disclosures in our financial statements and related notes.

3. Preneed Activities

Preneed Receivables, Net and Trust Investments

The components of *Preneed receivables, net and trust investments* in our Consolidated Balance Sheet were as follows:

	Years Ended December 31,	
	2023	2022
	(In thousands)	
Preneed receivables, net	$ 1,513,933	$ 1,402,209
Trust investments, at fair value	6,394,796	5,663,163
Insurance-backed fixed income securities and other	222,424	214,440
Trust investments	6,617,220	5,877,603
Less: Cemetery perpetual care trust investments	(1,939,241)	(1,702,313)
Preneed trust investments	4,677,979	4,175,290
Preneed receivables, net and trust investments	$ 6,191,912	$ 5,577,499

Preneed receivables, net comprised the following:

	December 31, 2023		
	Funeral	Cemetery	Total
	(In thousands)		
Preneed receivables	$ 190,514	$ 1,371,804	$ 1,562,318
Unearned finance charges	(10,100)	(5,810)	(15,910)
Preneed receivables, at amortized cost	$ 180,414	$ 1,365,994	$ 1,546,408
Reserve for credit losses	(17,026)	(15,449)	(32,475)
Preneed receivables, net	$ 163,388	$ 1,350,545	$ 1,513,933

	December 31, 2022		
	Funeral	Cemetery	Total
	(In thousands)		
Preneed receivables	$ 180,108	$ 1,267,304	$ 1,447,412
Unearned finance charges	(11,129)	(6,760)	(17,889)
Preneed receivables, at amortized cost	$ 168,979	$ 1,260,544	$ 1,429,523
Reserve for credit losses	(14,438)	(12,876)	(27,314)
Preneed receivables, net	$ 154,541	$ 1,247,668	$ 1,402,209

At December 31, 2023, the amortized cost basis of our preneed receivables by year of origination was as follows:

	2023	2022	2021	2020	2019	Prior	Total
				(In thousands)			
Preneed receivables, at amortized cost:							
Funeral	$ 76,517	$ 47,537	$ 24,827	$ 11,242	$ 6,683	$ 13,608	$ 180,414
Cemetery	546,601	395,895	236,830	120,496	42,613	23,559	1,365,994
Total preneed receivables, at amortized cost	$623,118	$443,432	$261,657	$131,738	$ 49,296	$ 37,167	$ 1,546,408

At December 31, 2023, the payment status of our preneed receivables was as follows:

		Past Due					
	<30 Days	30-90 Days	90-180 Days	>180 Days	Total	Current	Total
				(In thousands)			
Preneed receivables, at amortized cost:							
Funeral	$ 6,086	$ 5,147	$ 2,513	$ 26,685	$ 40,431	$ 139,983	$ 180,414
Cemetery	60,313	49,773	14,557	3,461	128,104	1,237,890	1,365,994
Total preneed receivables, at amortized cost	$ 66,399	$ 54,920	$ 17,070	$ 30,146	$168,535	$1,377,873	$1,546,408

The following table summarizes the activity for the reserve for credit losses on preneed receivables for the twelve months ended December 31, 2023.

	December 31, 2022	Provision for Expected Credit Losses	(Acquisitions) Divestitures, Net	Write Offs	Effect of Foreign Currency	December 31, 2023
			(In thousands)			
Funeral	$ (14,438)	$ (4,761)	$ —	$ 2,175	$ (2)	$ (17,026)
Cemetery	(12,876)	(3,230)	15	648	(6)	(15,449)
Total reserve for credit losses on preneed receivables	$ (27,314)	$ (7,991)	$ 15	$ 2,823	$ (8)	$ (32,475)

The table below sets forth certain investment-related activities associated with our trusts:

	Years Ended December 31,		
	2023	2022	2021
		(In thousands)	
Deposits	$ 590,257	$ 534,586	$ 519,023
Withdrawals	$ 591,591	$ 507,872	$ 477,443
Purchases of securities	$ 2,070,313	$ 1,647,032	$ 1,823,267
Sales of securities	$ 2,038,517	$ 1,518,779	$ 1,744,618
Realized gains from sales of securities[1]	$ 281,168	$ 332,738	$ 584,863
Realized losses from sales of securities[1]	$ (227,075)	$ (201,173)	$ (91,715)

[1] All realized gains and losses are recognized in *Other income, net* for our trust investments and are offset by a corresponding reclassification in *Other income, net* to *Deferred receipts held in trust and Care trusts' corpus*.

The activity in *Preneed receivables, net and trust investments* was as follows:

	Years Ended December 31,		
	2023	2022	2021
	(In thousands)		
Beginning balance - *Preneed receivables, net and trust investments*	$ 5,577,499	$ 6,015,323	$ 5,345,720
Net preneed contract sales	1,973,012	1,978,266	1,870,972
Cash receipts from customers, net of refunds	(1,699,683)	(1,639,291)	(1,550,735)
Deposits to trust	515,866	468,482	452,554
Acquisitions of businesses, net	3,394	15,860	4,912
Net undistributed investment earnings (losses) [1]	527,264	(611,057)	448,469
Maturities and distributed earnings	(591,834)	(500,216)	(464,247)
Change in cancellation allowance	(5,160)	(6,609)	(1,523)
Change in amounts due on unfulfilled performance obligations	(93,473)	(123,385)	(87,207)
Effect of foreign currency and other	(14,973)	(19,874)	(3,592)
Ending balance - *Preneed receivables, net and trust investments*	$ 6,191,912	$ 5,577,499	$ 6,015,323

[1] Includes both realized and unrealized investment earnings.

The cost and fair values associated with trust investments recorded at fair value at December 31, 2023 and 2022 are detailed below. Cost reflects the investment (net of redemptions) of control holders in the trusts. Fair value represents the value of the underlying securities held by the trusts.

	Fair Value Hierarchy Level	Cost	Unrealized Gains	Unrealized Losses	Value
		December 31, 2023			
		(In thousands)			
Fixed income securities:					
U.S. Treasury	2	$ 45,645	$ 145	$ (1,376)	$ 44,414
Canadian government	2	31,896	—	—	31,896
Corporate	2	10,642	138	(17)	10,763
Residential mortgage-backed	2	5,452	29	(104)	5,377
Asset-backed	2	291	—	(51)	240
Equity securities:					
Preferred stock	2	417	—	(97)	320
Common stock:					
United States	1	1,744,919	478,226	(78,630)	2,144,515
Canada	1	42,721	20,251	(676)	62,296
Other international	1	108,106	19,580	(11,088)	116,598
Mutual funds:					
Equity	1	876,620	118,476	(9,540)	985,556
Fixed income	1	998,767	5,727	(109,231)	895,263
Trust investments, at fair value		3,865,476	642,572	(210,810)	4,297,238
Commingled funds					
Fixed income		827,600	2,432	(63,021)	767,011
Equity		337,500	71,819	(642)	408,677
Money market funds		346,672	—	—	346,672
Alternative investments		412,482	169,825	(7,109)	575,198
Trust investments, at net asset value		1,924,254	244,076	(70,772)	2,097,558
Trust investments, at market		$ 5,789,730	$ 886,648	$ (281,582)	$ 6,394,796

As of December 31, 2023, our unfunded commitment for our private equity investments was $322.6 million which, if called, would be funded by the assets of the trusts.

	Fair Value Hierarchy Level	Cost	Unrealized Gains	Unrealized Losses	Value
			(In thousands)		
Fixed income securities:					
U.S. Treasury	2	$ 45,084	$ 22	$ (2,033)	$ 43,073
Canadian government	2	30,200	—	—	30,200
Corporate	2	175	—	(18)	157
Residential mortgage-backed	2	1,420	—	(101)	1,319
Asset-backed	2	294	—	(52)	242
Equity securities:					
Preferred stock	2	4,144	—	(2,340)	1,804
Common stock:					
United States	1	1,707,240	283,423	(208,523)	1,782,140
Canada	1	47,821	11,765	(11,117)	48,469
Other international	1	123,440	10,561	(19,009)	114,992
Mutual funds:					
Equity	1	917,686	64,895	(112,374)	870,207
Fixed income	1	1,135,815	1,231	(166,286)	970,760
Trust investments, at fair value		4,013,319	371,897	(521,853)	3,863,363
Commingled funds					
Fixed income		730,940	2	(89,246)	641,696
Equity		309,893	40,820	(3,846)	346,867
Money market funds		325,562	—	—	325,562
Alternative investments		307,275	179,491	(1,091)	485,675
Trust investments, at net asset value		1,673,670	220,313	(94,183)	1,799,800
Trust investments, at market		$ 5,686,989	$ 592,210	$ (616,036)	$ 5,663,163

December 31, 2022

Our alternative investments include funds invested in limited partnerships with interests in private equity, private market real estate, energy and natural resources, infrastructure, transportation, and private debt including both distressed debt and mezzanine financing. These investments can never be redeemed by the funds. Instead, due to the nature of the investments in this category, distributions are received through the liquidation of the underlying assets of the funds. The funds' managers have not communicated the timing of any liquidations.

Maturity dates of our fixed income securities range from 2024 to 2040. Maturities of fixed income securities (excluding mutual funds) at December 31, 2023 are estimated as follows:

	Fair Value
	(In thousands)
Due in one year or less	$ 55,207
Due in one to five years	30,265
Due in five to ten years	7,132
Thereafter	86
Total estimated maturities of fixed income securities	$ 92,690

Recognized trust fund income (realized and unrealized) related to our preneed trust investments was $158.2 million, $143.8 million, and $179.7 million for the years ended December 31, 2023, 2022, and 2021, respectively. Recognized trust fund income (realized and unrealized) related to our cemetery perpetual care trust investments was $86.6 million, $85.1 million, and $96.1 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Deferred Revenue, Net

Deferred revenue, net represents future revenue, including distributed trust investment earnings associated with unperformed trust-funded preneed contracts that are not held in trust accounts. Future revenue and net trust investment earnings that are held in trust accounts are included in *Deferred receipts held in trust*.

The components of *Deferred revenue, net* in our Consolidated Balance Sheet were as follows:

	Years Ended December 31,	
	2023	2022
	(In thousands)	
Deferred revenue	$ 2,649,397	$ 2,472,693
Amounts due from customers for unfulfilled performance obligations on cancelable preneed contracts	(945,888)	(848,665)
Deferred revenue, net	$ 1,703,509	$ 1,624,028

The following table summarizes the activity for our contract liabilities, which are reflected in *Deferred revenue, net* and *Deferred receipts held in trust*:

	Years Ended December 31,		
	2023	2022	2021
	(In thousands)		
Beginning balance — *Deferred revenue, net* and *Deferred receipts held in trust*	$ 5,787,548	$ 6,299,241	$ 5,761,291
Net preneed contract sales	1,451,833	1,448,371	1,314,001
Acquisitions (dispositions) of businesses, net	5,961	10,824	4,707
Net investment gains (losses) [1]	527,894	(618,760)	443,088
Recognized revenue from backlog [2]	(554,839)	(498,242)	(471,160)
Recognized revenue from current period sales	(730,436)	(726,584)	(669,025)
Change in amounts due on unfulfilled performance obligations	(93,473)	(123,337)	(87,207)
Change in cancellation reserve	87	8,351	(459)
Effect of foreign currency and other	(20,182)	(12,316)	4,005
Ending balance — *Deferred revenue, net* and *Deferred receipts held in trust*	$ 6,374,393	$ 5,787,548	$ 6,299,241

(1)   Includes both realized and unrealized investment gains (losses).

(2)   Includes current year trust fund income through the date of performance.

4. Goodwill and Intangible Assets

The changes in the carrying amounts of goodwill for our funeral and cemetery reporting units are as follows:

	Years Ended December 31,					
	2023			2022		
	Funeral	Cemetery	Total	Funeral	Cemetery	Total
	(In thousands)					
Beginning balance — *Goodwill*	$ 1,603,600	$ 341,988	$ 1,945,588	$ 1,584,175	$ 330,907	$ 1,915,082
Increase in goodwill related to acquisitions	13,994	17,053	31,047	26,143	11,081	37,224
Reduction of goodwill related to divestitures [1]	(1,502)	(225)	(1,727)	—	—	—
Effect of foreign currency	2,278	—	2,278	(6,718)	—	(6,718)
Total activity	14,770	16,828	31,598	19,425	11,081	30,506
Ending balance — *Goodwill*	$ 1,618,370	$ 358,816	$ 1,977,186	$ 1,603,600	$ 341,988	$ 1,945,588

(1) Also includes reductions for businesses held for sale.

The components of intangible assets at December 31 were as follows:

	Useful Life			2023	2022
	Minimum		Maximum		
	(Years)			(In thousands)	
Amortizing intangibles:					
Covenants-not-to-compete	5	-	15	$ 222,930	$ 222,461
Customer relationships	10	-	20	137,130	155,767
Tradenames	5	-	89	7,000	7,000
Other	5	-	89	26,927	26,927
				393,987	412,155
Less accumulated amortization:					
Covenants-not-to-compete				207,301	205,450
Customer relationships				88,929	101,954
Tradenames				437	359
Other				11,025	10,285
				307,692	318,048
Amortizing intangibles, net				86,295	94,107
Non-amortizing intangibles:					
Tradenames			Indefinite	388,049	376,138
Other			Indefinite	10,765	10,765
Non-amortizing intangibles				398,814	386,903
Intangible assets, net — included in *Deferred charges and other assets, net*				$ 485,109	$ 481,010

As part of our recoverability testing process during 2023, we reported $2.6 million of impairment on tradenames. Amortization expense for intangible assets was $18.7 million, $18.4 million, and $20.0 million for the years ended December 31, 2023, 2022, and 2021, respectively. The following is estimated amortization expense, excluding certain intangibles for which we are unable to provide an estimate because they are amortized based on specific identification in the fulfillment of performance obligations on our preneed contracts, for the five years subsequent to December 31, 2023 (in thousands):

2024	$ 6,478
2025	6,347
2026	4,771
2027	2,738
2028	2,146
Total estimated amortization expense	$ 22,480

5. Income Taxes

The provision or benefit for income taxes includes U.S. federal income taxes (determined on a consolidated return basis), foreign income taxes, and state income taxes.

We actively participate in tax credit equity investments for projects eligible to receive renewable energy credits. These investments, accounted for under the equity method, are recorded in *Deferred charges and other assets, net of reserves* on our Consolidated Balance Sheet. Upon realization, tax credits associated with these investments are recognized as a reduction of tax expense. This reduction is offset by amortization of the investment in proportion to the tax benefits received during the period under the proportional amortization method. During 2023, we recognized investment tax credits totaling $11.6 million and amortized the equity investment by $11.5 million to reflect the realization of these benefits. This amortization is reflected within the *Provision for income taxes* in the Consolidated Statement of Operations.

Income before income taxes was composed of the following components:

		Years Ended December 31,				
		2023		**2022**		**2021**
		(In thousands)				
United States	$	664,745	$	703,131	$	994,632
Foreign		43,861		52,497		50,868
Total income before income taxes	$	708,606	$	755,628	$	1,045,500

Income tax provision consisted of the following:

		Years Ended December 31,				
		2023		**2022**		**2021**
		(In thousands)				
Current:						
United States	$	(30,832)	$	139,132	$	194,545
Foreign		14,989		14,486		14,088
State		(4,728)		32,505		39,452
Total current income taxes		(20,571)		186,123		248,085
Deferred:						
United States	$	155,677	$	(59)	$	(3,543)
Foreign		(1,999)		780		(5,492)
State		37,838		2,750		3,198
Total deferred income taxes		191,516		3,471		(5,837)
Total income taxes	$	170,945	$	189,594	$	242,248

We made income tax payments of $85.5 million, $183.7 million, and $270.2 million in 2023, 2022, and 2021, respectively, and received refunds of $1.7 million, $4.2 million, and $4.7 million, respectively.

The differences between the U.S. federal statutory income tax rate and our effective tax rate were as follows:

		Years Ended December 31,				
		2023		**2022**		**2021**
		(In thousands)				
Computed tax provision at the applicable federal statutory income tax rate	$	148,807	$	158,682	$	219,555
State and local taxes, net of federal income tax benefits		27,041		28,817		35,045
Foreign jurisdiction differences		3,756		3,976		3,041
Permanent differences associated with divestitures		47		200		400
Changes in uncertain tax positions and audit settlements		110		53		51
Foreign valuation allowance, net of federal income tax benefits		—		—		(4,155)
Excess tax benefit from share-based compensation		(8,406)		(8,918)		(12,476)
Other		(410)		6,784		787
Provision for income taxes	$	170,945	$	189,594	$	242,248
Total consolidated effective tax rate		24.1 %		25.1 %		23.2 %

The 2023 consolidated effective tax rate was 24.1%, compared to 25.1% in 2022. The lower effective tax rate in 2023 was primarily due to non-taxable gains on the cash surrender value of certain life insurance policies.

Deferred taxes are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates. The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consisted of the following:

		Years Ended December 31,	
		2023	2022
		(In thousands)	
Inventories and cemetery property	$	(196,887)	$ (201,795)
Deferred incremental direct selling costs		(104,686)	(99,377)
Property and equipment		(177,411)	(181,029)
Intangibles		(207,727)	(204,010)
Deferred revenue on preneed funeral and cemetery contracts		(80,178)	—
Other		(5,746)	(5,313)
Deferred tax liabilities		(772,635)	(691,524)
Loss and tax credit carryforwards		127,796	137,785
Deferred revenue on preneed funeral and cemetery contracts		—	153,479
Accrued liabilities		122,887	80,069
Deferred tax assets		250,683	371,333
Less: valuation allowance		(108,834)	(118,939)
Net deferred income tax liability	$	(630,786)	$ (439,130)

Deferred tax assets and deferred income tax liabilities are recognized in our Consolidated Balance Sheet as follows:

		Years Ended December 31,	
		2023	2022
		(In thousands)	
Non-current deferred tax assets - included in *Deferred charges and other assets, net*	$	7,320	$ 5,910
Non-current deferred tax liabilities - included in *Deferred tax liability*		(638,106)	(445,040)
Net deferred income tax liability	$	(630,786)	$ (439,130)

As of December 31, 2023, foreign withholding taxes have not been provided on the estimated $247.6 million of undistributed earnings and profits (E&P) of our foreign subsidiaries as we intend to permanently reinvest these foreign E&P in the respective businesses outside the U.S. However, if we were to repatriate such foreign E&P, the foreign withholding tax liability is estimated to be $12.8 million. Additionally, if we were to repatriate E&P in excess of our previously taxed income under the Tax Cuts and Jobs Act of 2017, such excess repatriation may cause us to incur an additional U.S. federal income tax of approximately $7.7 million related to our hybrid debt structure between Canada and the United States that was eliminated in 2022.

The following table summarizes the activity related to our gross unrecognized tax benefits from January 1, 2021 to December 31, 2023 (in thousands):

		Federal, State, and Foreign Tax
		(In thousands)
Balance at December 31, 2020	$	1,348
Reduction to tax positions related to prior years		—
Balance at December 31, 2021	$	1,348
Reductions to tax positions related to prior years		—
Balance at December 31, 2022	$	1,348
Reductions to tax positions related to prior years		—
Balance at December 31, 2023	$	1,348

Our total unrecognized tax benefits that, if recognized, would affect our effective tax rates were $1.3 million as of December 31, 2023, 2022 and 2021.

We include potential accrued interest and penalties related to unrecognized tax benefits within our income tax provision account. We have accrued $1.0 million, $0.9 million, and $0.8 million for the payment of interest, net of tax benefits, and penalties as of December 31, 2023, 2022 and 2021, respectively. We recorded an increase of interest and penalties of $0.1 million for each of the years ended December 31, 2023, 2022 and 2021, respectively. To the extent interest and penalties are not assessed with respect to uncertain tax positions or the uncertainty of deductions in the future, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision.

We file income tax returns, including tax returns for our subsidiaries, with federal, state, local, and foreign jurisdictions. We consider the United States to be our most significant jurisdiction; however, all tax returns are subject to routine compliance review by the taxing authorities in the jurisdictions in which we file tax returns in the ordinary course of business.

The federal statutes of limitations have expired for all tax years prior to 2020, and we are not currently under audit by the IRS. However, pursuant to the 2017 Tax Cuts and Jobs Act, the statute of limitations on the transition tax for the 2017 tax year does not expire until 2024. Various state jurisdictions are auditing years 2013 through 2021. There are currently no federal or provincial audits in Canada; however, years subsequent to 2017 remain open and could be subject to examination. We believe that it is reasonably possible that the recorded amount of gross unrecognized tax benefits may decrease by $1.3 million within the next twelve months as a result of concluding various state tax matters.

Various subsidiaries have federal, state, and foreign loss carryforwards in the aggregate of $2.5 billion with expiration dates through 2041. Such loss carryforwards will expire as follows:

	Federal		State	Foreign		Total
			(In thousands)			
2024	$	— $	160,355	$	346 $	160,701
2025		—	321,190		471	321,661
2026		—	368,207		957	369,164
2027		—	189,465		1,798	191,263
Thereafter		—	1,423,484		3,824	1,427,308
Total loss carryforwards	$	— $	2,462,701	$	7,396 $	2,470,097

In addition to the above loss carryforwards, we have $2.2 million of foreign alternative minimum tax credits that can be carried forward indefinitely.

In assessing the usefulness of deferred tax assets, we consider whether it is more likely than not that some portion or all of the net deferred tax assets will not be realized. The future realization of net deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. During 2023, we recorded a net $10.1 million decrease in our valuation allowance primarily driven by utilization and expiration of state net operating losses, along with legislative changes in certain states. The valuation allowances can be affected in future periods by changes to tax laws, changes to statutory tax rates, and changes in estimates of future taxable income.

At December 31, 2023, our loss and tax credit carryforward deferred tax assets and related valuation allowances by jurisdiction are as follows (presented net of federal benefit).

	Federal		State	Foreign		Total
			(In thousands)			
Loss and tax credit carryforwards	$	— $	122,796	$	5,000 $	127,796
Valuation allowance	$	— $	94,135	$	14,699 $	108,834

6. Debt

The components of Debt are:

		Years Ended December 31,	
		2023	2022
		(In thousands)	
7.500% Senior Notes due April 2027	$	137,424	$ 138,274
4.625% Senior Notes due December 2027		550,000	550,000
5.125% Senior Notes due June 2029		750,000	750,000
3.375% Senior Notes due August 2030		850,000	850,000
4.000% Senior Notes due May 2031		800,000	800,000
Term Loan due May 2024		—	536,250
Term Loan due January 2028		658,125	—
Bank Credit Facility due May 2024		—	570,000
Bank Credit Facility due January 2028		790,000	—
Obligations under finance leases		132,039	120,837
Mortgage notes and other debt, maturities through 2050		80,696	66,248
Unamortized debt issuance costs		(35,788)	(39,865)
Total debt	$	4,712,496	$ 4,341,744
Less: Current maturities of long-term debt		(63,341)	(90,661)
Total long-term debt	$	4,649,155	$ 4,251,083

Current maturities of debt at December 31, 2023 include amounts due under our term loan, mortgage notes and other debt, and finance leases within the next year as well as the portion of unamortized debt issuance costs expected to be recognized in the next twelve months.

Approximately 69% and 72% of our total debt had a fixed interest rate at December 31, 2023 and 2022, respectively.

The components of our weighted average interest rate are as follows:

	Years Ended December 31,	
	2023	2022
Fixed Debt	4.35 %	4.32 %
Floating Debt	7.44 %	2.95 %
Total Debt	5.29 %	4.00 %

The following table summarizes the aggregate maturities of our debt for the five years subsequent to December 31, 2023 and thereafter, excluding unamortized premiums and debt issuance costs (in thousands):

2024	$	63,341
2025		75,158
2026		52,500
2027		748,287
2028		1,349,969
2029 and thereafter		2,423,241
Total debt maturities	$	4,712,496

Bank Credit Agreement

In January 2023, we amended our $1.650 billion credit agreement due May 2024 to enter into a new $2.175 billion bank credit agreement due January 2028 with a syndicate of banks. The $2.175 billion bank credit agreement comprises a $1.5 billion Bank Credit Facility, including a sublimit of $100.0 million for letters of credit and a $675.0 million Term Loan, both due January 2028. As a result of the new agreement, at closing, there was a net $138.8 million increase in our outstanding Term Loan balance and a $155.0 million decrease in our outstanding Bank Credit Facility balance.

The bank credit agreement provides us with flexibility for working capital, if needed, and is guaranteed by a majority of our domestic subsidiaries. The subsidiary guaranty is a guaranty of payment of the outstanding amount of the total lending commitment, including letters of credit. The bank credit agreement contains a maximum leverage ratio financial covenant and certain dividend and share repurchase restrictions. As of December 31, 2023, we are in compliance with all of our debt covenants. At December 31, 2023, we issued $39.1 million of letters of credit and pay a quarterly fee on the unused commitment, which was 0.20%. As of December 31, 2023, we have $670.9 million in borrowing capacity under the facility.

As of December 31, 2022, we issued $33.5 million of letters of credit.

Subsequent to December 31, 2023, we decreased our outstanding borrowings by $40.0 million to $750.0 million under our Bank Credit Facility due January 2028.

Debt Issuances and Additions

During the year ended December 31, 2023, we issued or added $957.4 million of debt including:

- $284.1 million in proceeds from certain banks in our Term Loan;

- $600.0 million on our Bank Credit Facility due January 2028;

- $44.3 million in proceeds from certain banks in our Bank Credit Facility;

- $10.0 million on our Bank Credit Facility due May 2024; and

- $19.0 million in other debt.

Net proceeds from newly issued debt during the year ended December 31, 2023 were used to pay down our Bank Credit Facility due May 2024, our Term Loan due May 2024, and for general corporate purposes. These transactions resulted in additional debt issuance costs of $7.5 million.

During the year ended December 31, 2022, we drew $465.0 million on our Bank Credit Facility due May 2024 and issued $19.0 million in other debt primarily for general corporate purposes.

Debt Extinguishments and Reductions

During the year ended December 31, 2023, we made aggregate debt payments of $603.2 million for scheduled and early extinguishment payments including:

- $235.0 million in aggregate principal of our Bank Credit Facility due January 2028;

- $199.3 million in aggregate principal payments to certain banks in our Bank Credit Facility due May 2024;

- $145.3 million in aggregate principal payments to certain banks in our Term Loan due May 2024;

- $16.9 million in aggregate principal of our Term Loan due January 2028;

- $0.9 million in aggregate principal of our 7.5% Senior Notes due April 2027 repurchased in the open market;

- $0.5 million of premiums paid on early extinguishment; and

- $5.3 million in other debt.

Certain of the above transactions resulted in the recognition of a loss of $1.1 million recorded in *Losses on early extinguishment of debt, net* in our Consolidated Statement of Operations for the year ended December 31, 2023.

During the year ended December 31, 2022, we made aggregate debt payments of $101.9 million for scheduled and early extinguishment payments including:

- $50.0 million in aggregate principal of our Bank Credit Facility due May 2024;

- $32.5 million in aggregate principal of our Term Loan due May 2024;

- $14.4 million in aggregate principal of 7.5% Senior Notes due April 2027 repurchased on the open market;

- $1.2 million of premiums paid on early extinguishment; and

- $3.8 million in other debt.

Certain of the above transactions resulted in the recognition of a loss of $1.2 million recorded in *Losses on early extinguishment of debt, net* in our Consolidated Statement of Operations for the year ended December 31, 2022.

Additional Debt Disclosures

At December 31, 2023 and 2022, we had deposits of $0.7 million and $0.5 million, respectively, in restricted, interest-bearing accounts that were pledged as collateral for various credit instruments and commercial commitments. These deposits are included in *Other current assets* and *Deferred charges and other assets, net* in our Consolidated Balance Sheet.

We had assets of approximately $75.3 million and $59.8 million pledged as collateral for the mortgage notes and other debt at December 31, 2023 and 2022, respectively.

Cash interest payments for the three years ended December 31 were as follows (in thousands):

Payments in 2023	$	230,551
Payments in 2022	$	164,222
Payments in 2021	$	142,145

Expected cash interest payments on our existing long-term debt for the five years subsequent to December 31, 2023 and thereafter are as follows (in thousands):

Payments in 2024	$	250,870
Payments in 2025		249,148
Payments in 2026		247,603
Payments in 2027		237,673
Payments in 2028		104,679
Payments in 2029 and thereafter		145,087
Total expected cash interest payments	$	1,235,060

7. Credit Risk and Fair Value of Financial Instruments

Fair Value Estimates

The fair value estimates of the following financial instruments have been determined using available market information and appropriate valuation methodologies. The carrying values of cash and cash equivalents, trade receivables, and trade payables approximate the fair values of those instruments due to the short-term nature of the instruments. The carrying values of receivables on preneed funeral and cemetery contracts approximate fair value due to the diverse number of individual contracts with varying terms.

The fair value of our debt instruments was as follows:

	Years Ended December 31,			
	2023		2022	
	(In thousands)			
7.500% Notes due April 2027	$	142,749	$	141,499
4.625% Senior Notes due December 2027		532,125		513,909
5.125% Senior Notes due June 2029		732,173		709,125
3.375% Senior Notes due August 2030		739,500		702,202
4.000% Senior Notes due May 2031		711,336		685,680
Term Loan due May 2024		—		536,250
Term Loan due January 2028		658,125		—
Bank Credit Facility due May 2024		—		570,000
Bank Credit Facility due January 2028		790,000		—
Mortgage notes and other debt, maturities through 2050		79,426		63,168
Total fair value of debt instruments	$	4,385,434	$	3,921,833

The fair values of our long-term, fixed rate loans were estimated using market prices for those loans, and therefore they are classified within Level 2 of the fair value measurements hierarchy. The Term Loan, the revolving credit facility agreement, and the mortgage and other debt are classified within Level 3 of the fair value measurements hierarchy. The fair values of these instruments have been estimated using discounted cash flow analysis based on our incremental borrowing rate for similar borrowing arrangements. An increase (decrease) in the inputs results in a directionally opposite change in the fair value of the instruments.

Credit Risk Exposure

Our cash deposits, some of which exceed insured limits, are distributed among various market and national banks in the jurisdictions in which we operate. In addition, we regularly invest excess cash in financial instruments that are not insured, such as commercial paper that is offered by corporations with quality credit ratings and money market funds and Eurodollar time deposits that are offered by a variety of reputable financial institutions. We believe that the credit risk associated with such instruments is minimal.

We grant credit to customers in the normal course of business. The credit risk associated with our funeral, cemetery, and preneed funeral and preneed cemetery receivables due from customers is generally considered minimal because of the diversification of the customers served. Furthermore, bad debts have not been significant relative to the volume of deferred revenue. Customer payments on preneed funeral or preneed cemetery contracts that are either placed into state-regulated trusts or used to pay premiums on life insurance contracts generally do not subject us to collection risk. Insurance-funded contracts are subject to supervision by state insurance departments and are protected in the majority of states by insurance guaranty acts.

8. Leases

Our leases principally relate to office, maintenance, and transportation equipment and funeral service real estate. The majority of our lease arrangements contain options to (i) purchase the property at fair value on the exercise date, (ii) purchase the property for a value determined at the inception of the lease, or (iii) renew the lease for the fair rental value at the end of the primary lease term.

Future lease payments for non-cancelable operating and finance leases as of December 31, 2023 were as follows:

	Operating		Finance		Total	
			(In thousands)			
2024	$	9,953	$	49,166	$	59,119
2025		9,044		29,161		38,205
2026		7,695		22,284		29,979
2027		6,680		14,835		21,515
2028		5,534		8,928		14,462
2029 and thereafter		31,419		28,982		60,401
Total lease payments	$	70,325	$	153,356	$	223,681
Less: Interest		(16,493)		(21,317)		(37,810)
Present value of lease liabilities	$	53,832	$	132,039	$	185,871

The components of lease cost were as follows:

	Years Ended December 31,					
	2023		2022		2021	
			(In thousands)			
Amortization of leased assets	$	34,212	$	35,321	$	37,569
Interest on lease liabilities		4,795		3,990		4,642
Total finance lease cost		39,007		39,311		42,211
Operating lease cost		10,531		11,021		11,586
Variable lease cost		872		437		178
Total lease cost	$	50,410	$	50,769	$	53,975

Supplemental balance sheet information related to leases was as follows:

Lease Type	Balance Sheet Classification	December 31, 2023	December 31, 2022
		(In thousands)	
Operating lease right-of-use assets [1]	Deferred charges and other assets	$ 50,973	$ 49,741
Finance lease right-of-use assets [1]	Property and equipment, net	127,425	115,813
Total right-of-use assets [1]		$ 178,398	$ 165,554
Operating	Accounts payable and accrued liabilities	$ 7,782	$ 7,083
Finance	Current maturities of long-term debt	44,109	42,469
Total current lease liabilities		51,891	49,552
Operating	Other liabilities	46,050	45,314
Finance	Long-term debt	87,930	78,368
Total non-current lease liabilities		133,980	123,682
Total lease liabilities		$ 185,871	$ 173,234

(1)   Right-of-use assets are presented net of accumulated amortization.

The weighted-average life remaining and discount rates of our leases were as follows:

	December 31, 2023		December 31, 2022	
	Operating	Finance	Operating	Finance
Weighted-average remaining lease term (years)	11.1	5.2	11.8	4.5
Weighted-average discount rate	4.4%	4.6%	4.0%	3.3%

Supplemental cash flow information related to leases was as follows:

	Years Ended December 31,		
	2023	2022	2021
	(In thousands)		
Cash paid for amounts in the measurement of lease liabilities:			
Operating cash flows for operating leases	$ 10,473	$ 10,994	$ 11,693
Operating cash flows for finance leases	5,191	3,838	4,207
Financing cash flows for finance leases	34,482	35,542	34,617
Total cash paid for amounts included in the measurement of lease liabilities	$ 50,146	$ 50,374	$ 50,517
New finance leases	57,962	21,148	21,097
Finance lease renewals and extensions	829	(264)	1,095
Right-of-use assets obtained in exchange for finance lease liabilities	$ 58,791	$ 20,884	$ 22,192
New operating leases	6,534	2,704	3,268
Operating lease renewals and extensions	2,985	2,324	4,554
Right-of-use assets obtained in exchange for operating lease liabilities	$ 9,519	$ 5,028	$ 7,822

We have 80 operating leases where we are the lessor and the non-cancelable term is greater than one year, resulting in $4.0 million and $4.3 million in lease income for the years ended December 31, 2023 and 2022, respectively. We determine whether an arrangement is or contains a lease at the inception of the arrangement based on the terms of the arrangement. We lease retail space, office space, and land, and we are party to cellular agreements and land easements. The underlying assets of these lease agreements are buildings and land. We generally do not have sales-type leases, direct financing leases, or lease receivables. Certain of our agreements include variable rental income based on a percentage of sales over base contractual levels. Renewal options that can be cancelled by the lessees are not included in our disclosure of future lease income, which includes only the non-cancelable terms and fixed escalation provisions. Certain lease arrangements contain options to purchase the property at fair value at the conclusion of the lease term. Non-lease components are excluded from rental income disclosures.

Future undiscounted lease income from operating leases where we are the lessor were as follows as of December 31, 2023 (in thousands):

2024	$	3,967
2025		3,297
2026		2,512
2027		2,043
2028		1,682
2029 and thereafter		11,793
Total expected cash receipts	$	25,294

We own certain land, buildings, and improvements for the sole purpose of generating lease income. Property is recorded at cost, and depreciation is recognized ratably over the estimated useful lives of the various classes of assets. Buildings and improvements are depreciated over a period ranging from ten years to forty years. For these properties, we recorded depreciation expense of $0.4 million for the year ended December 31, 2023 and $0.7 million for each of the years ended December 31, 2022 and 2021. As of December 31, 2023, our Consolidated Balance Sheet includes Land of $33.9 million, and Buildings and improvements of $12.6 million, net of $2.3 million accumulated depreciation, related to these properties.

9. Commitments and Contingencies

Insurance Loss Reserves

We purchase comprehensive general liability, morticians and cemetery professional liability, automobile liability, and workers' compensation insurance coverage structured with high deductibles. The high-deductible insurance program means we are primarily self-insured for claims and associated costs and losses covered by these policies. As of December 31, 2023 and 2022, we have self-insurance reserves of $103.3 million and $99.3 million, respectively.

Litigation and Regulatory Matters

We are a party to various litigation and regulatory matters, investigations, and proceedings. Some of the more frequent routine litigations incidental to our business are based on burial practices claims and employment-related matters, including discrimination, harassment, and wage and hour laws and regulations. For each of our outstanding legal matters, we evaluate the merits of the case, our exposure to the matter, possible legal or settlement strategies, and the likelihood of an unfavorable outcome. We intend to vigorously defend ourselves in the matters described herein; however, if we determine that an unfavorable outcome is probable and can be reasonably estimated, or if we determine an amount for which we would be willing to settle the matter to avoid further costs and risk, we establish the necessary accruals. We hold certain insurance policies that may reduce cash outflows with respect to an adverse outcome of these matters. We accrue such insurance recoveries when they become probable of being paid and can be reasonably estimated.

Operational Claims. We are named as a defendant in various lawsuits alleging operational claims, including but not limited to the State of California and Taylor lawsuits described below.

The People of the State of California v. Service Corporation International, a Texas corporation, SCI Direct, Inc. a Florida Corporation, S.E. Acquisition of California, Inc., a California corporation dba Neptune Society of Northern California, Neptune Management Corp., a California corporation, Trident Society, Inc. a California corporation, and Does 1 through 100, inclusive, Case No. RG 19045103; in the Superior Court of the State of California in and for the County of Alameda. In July 2019, we received a letter from the Attorney General, State of California, Department of Justice ("CAAG") alleging that the allocation of prices among certain of our cremation service contracts and cremation merchandise contracts, and the related preneed trust funding, violates section 7735 of the California Business and Professions Code and that provisions of these same contracts constitute false advertising and deceptive sales practices in violation of California consumer protection laws. On November 21, 2019, we filed a complaint, *S.E. Combined Services of California, Inc., a California Corporation dba Neptune Society of Northern California, Neptune Management Corp. a California Corporation, and Trident Society, Inc. v. Xavier Becerra, Attorney General of the State of California, and Does 1-50, Case No. 34-2019-00269617;* in the Sacramento County Superior Court seeking declaratory relief holding, in general, that our practices, methods, and documentation utilized in the sale of preneed funeral goods and services are in all respects compliant with California law. On December 2, 2019, the CAAG filed the complaint, referenced above, seeking permanent injunction from making false statements and engaging in unfair competition, a placement of funds into preneed trusts, civil penalties, customer refunds, attorneys' fees, and costs. While we believe our contracts comply with applicable laws, the parties have engaged in settlement discussions in an effort to resolve this dispute, which may or may not be successful. We anticipate any settlement in connection with this matter may include preneed contract refunds, governmental investigative costs, and other legal expenses.

Nancy Taylor, on behalf of herself and others similarly situated v. Service Corporation International and others, Case No. 20-cv-60709; in the United States District Court for the Southern District of Florida, Fort Lauderdale Division. This case was filed in April 2020 as a Florida class action alleging that the allocation of prices among certain of our cremation service contracts and cremation merchandise contracts, and the related preneed trust funding, and the failure to disclose commissions paid and sales practices associated with the sale of third-party travel protection plans, violate the Florida Deceptive and Unfair Trade

Practices Act and constitute unjust enrichment. Plaintiff sought refunds; general, actual, compensatory and exemplary damages; civil penalties, interest, and attorney fees. The parties have reached a settlement of the lawsuit that included an immaterial payment of attorney fees and provided consumers enhanced cancellation rights for a period of sixty days. The impact of these enhanced cancellation rights was not material to our financial condition, results of operations, and cash flows. The court has approved the settlement, the class has been certified, and the administrative claims process is now complete. We consider this matter resolved.

Unclaimed Property Audits

We have received notices from auditors representing the unclaimed property departments of approximately forty states regarding the escheatment of preneed trust funds held in association with unused preneed funeral and cemetery contracts ("Unused Preneed Trust Funds"). The states claim that these Unused Preneed Trust Funds are subject to the states' unclaimed property or escheatment laws and generally assert that all or a portion of the Unused Preneed Trust Funds are escheatable if the beneficiary and/or purchaser is deceased or presumed deceased and no services or merchandise have been provided. We received notice that no additional property is due to be reported for the states of Alabama, Connecticut, Iowa, Kentucky, Maryland, Massachusetts, Montana, Nebraska, New Mexico, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Texas, West Virginia, and Wyoming. We consider the unclaimed property audits resolved in those eighteen states.

We have entered into an audit resolution agreement with the State of Florida Department of Financial Services and Division of Unclaimed Property ("Florida Agreement"). The Florida Agreement provides for the Company to retain the trust fund earnings and to escheat the principal to the State of Florida, which resulted in an increase in trust fund income in 2023.

We have reserved all of our rights, claims, and defenses. Given the nature of these matters, we are unable to reasonably estimate the total possible loss or ranges of loss, if any.

We believe we have strong defenses to these claims and we intend to vigorously defend all of the above matters; however, an adverse decision in one or more of such matters could have a material effect on us, our financial condition, results of operations, and cash flows.

10. Equity

(All shares reported in whole numbers)

Share Authorization

We are authorized to issue 1,000,000 shares of preferred stock, $1 per share par value. No preferred shares were issued as of December 31, 2023 or 2022. At December 31, 2023 and 2022, 500,000,000 common shares of $1 par value were authorized. We had 148,297,042 and 156,088,438 shares issued and 146,323,340 and 153,940,365 outstanding at par at December 31, 2023 and 2022, respectively.

Accumulated Other Comprehensive Income

The assets and liabilities of foreign operations are translated into U.S. dollars using the current exchange rate. The U.S. dollar amount that arises from such translation, as well as exchange gains and losses on intercompany balances of a long-term investment nature, are included in the cumulative currency translation adjustments in *Accumulated other comprehensive income.*

Share Repurchase Program

Subject to market conditions, normal trading restrictions, and limitations in our debt covenants, we may make purchases in the open market or through privately negotiated transactions under our share repurchase program. In 2023, we repurchased 8,700,767 shares of our common stock at an aggregate cost of $549.6 million, which is an average cost per share of $63.17. In 2022, we repurchased 10,356,250 shares of our common stock at an aggregate cost of $661.1 million, which is an average cost per share of $63.84. Additionally, in November 2023, our Board of Directors increased our share repurchase authorization to $600.0 million. After these repurchases and the increase in authorization, the remaining dollar value of shares authorized to be purchased under the share repurchase program was $525.0 million at December 31, 2023.

Subsequent to December 31, 2023, we repurchased 310,581 shares for $20.9 million at an average cost per share of $67.39.

11. Share-Based Compensation

Stock Benefit Plans

We maintain benefit plans whereby shares of our common stock may be issued pursuant to the exercise of stock options or restricted stock granted to officers and key associates. Our Amended and Restated Incentive Plan ("the 1996 Plan") reserved 44,000,000 shares of our common stock for outstanding and future awards of stock options, restricted stock, and other share-based awards to officers and key associates. In May 2017, our shareholders approved the amended 2016 Equity Incentive Plan ("the 2016 Plan"), which reserved 13,404,404 shares of common stock for outstanding and future awards of stock options, restricted stock, and other awards to officers and key associates.

Our benefit plans allow for options to be granted as either non-qualified or incentive stock options. The options historically have been granted annually, or upon hire, as approved by the Compensation Committee of the Board of Directors. The options are granted with an exercise price equal to the market price of our common stock on the date of the grant, as approved by the Compensation Committee of the Board of Directors. The options are generally exercisable at a rate of $33^1/_3$% each year unless alternative vesting methods are approved by the Compensation Committee of the Board of Directors. Outstanding options will expire, if not exercised or forfeited, within eight years from the date of grant. Restricted shares are generally expensed ratably over the period during which the restrictions lapse, which is typically $33^1/_3$% each year. At December 31, 2023 and 2022, 3,470,575 and 4,090,978 shares, respectively, were reserved for future option and restricted share grants under our stock benefit plans.

We utilize the Black-Scholes option valuation model for estimating the fair value of our stock options. This model allows the use of a range of assumptions related to volatility, risk-free interest rate, expected holding period, and dividend yield. The expected volatility utilized in the valuation model is based on the historical volatility of our stock price. The dividend yield and expected holding period are based on historical experience and management's estimate of future events. The risk-free interest rate is derived from the U.S. Treasury yield curve based on the expected life of the option in effect at the time of grant. The fair values of our stock options are calculated using the following weighted average assumptions, based on the methods described above:

	Years Ended December 31,		
Assumptions	**2023**	**2022**	**2021**
Dividend yield	1.6%	1.5%	1.8%
Expected volatility	25.4%	23.9%	23.5%
Risk-free interest rate	4.0%	1.8%	0.4%
Expected holding period (years)	4.5	4.0	4.0

The following table summarizes certain information with respect to stock option and restricted share compensation included in our Consolidated Statement of Operations:

	Years Ended December 31,					
	2023		**2022**		**2021**	
	(In thousands)					
Total pretax employee share-based compensation expense included in net income	$	15,423	$	14,709	$	14,168
Income tax benefit related to share-based compensation included in net income	$	3,822	$	3,877	$	3,537

Stock Options

The following table sets forth stock option activity for the year ended December 31, 2023 (shares reported in whole numbers):

	Options	Weighted-Average Exercise Price	
Outstanding at December 31, 2022	5,461,105	$	40.47
Granted	371,700	$	70.34
Exercised	(926,610)	$	26.10
Outstanding at December 31, 2023	4,906,195	$	45.44
Exercisable at December 31, 2023	3,989,812	$	41.68

The aggregate intrinsic value for stock options outstanding and exercisable was $113.6 million and $106.8 million, respectively, at December 31, 2023.

Set forth below is certain information related to stock options outstanding and exercisable at December 31, 2023 (shares reported in whole numbers):

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding at December 31, 2023	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price	Number Exercisable at December 31, 2023	Weighted-Average Exercise Price
$0.00 — 25.00	55,320	0.1	$ 22.28	55,320	$ 22.28
$25.01 — 35.00	894,450	1.1	$ 29.25	894,450	$ 29.25
$35.01 — 45.00	1,519,695	2.6	$ 39.65	1,519,695	$ 39.65
$45.01 — 55.00	1,506,810	4.6	$ 50.31	1,308,944	$ 50.42
$55.01 — 65.00	558,220	6.1	$ 59.76	211,403	$ 59.76
$65.01 — 75.00	371,700	7.1	$ 70.34	—	$ —
$0.00 — 75.00	4,906,195	3.6	$ 45.44	3,989,812	$ 41.68

Other information pertaining to stock options was as follows (in thousands, except weighted-average grant date fair value):

	Years Ended December 31,		
	2023	2022	2021
Weighted average grant-date fair value of stock options granted	$ 16.86	$ 11.02	$ 7.50
Total fair value of stock options vested	$ 6,059	$ 5,538	$ 5,708
Total intrinsic value of stock options exercised	$ 37,115	$ 42,700	$ 59,180
Cash received from the exercise of stock options	$ 24,181	$ 27,814	$ 39,354
Recognized compensation expense	$ 5,929	$ 5,738	$ 5,514

As of December 31, 2023, the unrecognized compensation expense related to stock options of $6.8 million is expected to be recognized over a weighted average period of 1.8 years.

Restricted Shares

The fair value of our restricted share awards and units, as determined on the grant date, is being amortized and charged to income (with an offsetting credit to *Capital in excess of par value*) generally over the average period during which the restrictions lapse.

Restricted share award activity was as follows (share awards reported in whole numbers):

	Restricted Share Awards	Weighted-Average Grant-Date Fair Value
Nonvested restricted share awards at December 31, 2022	212,115	$ 54.66
Granted	89,484	$ 70.34
Vested	(114,826)	$ 53.38
Nonvested restricted share awards at December 31, 2023	186,773	$ 62.95

Other information pertaining to restricted share awards was as follows (in thousands, except weighted-average grant date fair value):

	Years Ended December 31,		
	2023	2022	2021
Recognized compensation expense related to restricted share awards	$ 6,128	$ 5,739	$ 5,647
Weighted-average grant date fair value for nonvested restricted stock granted	$ 70.34	$ 59.76	$ 49.59
Total fair market value of restricted share awards vested	$ 6,130	$ 5,639	$ 5,496
Aggregate intrinsic value of restricted share awards vested	$ 1,715	$ 2,552	$ 3,513

At December 31, 2023, unrecognized compensation expense of $7.0 million related to restricted share awards is expected to be recognized over a weighted average period of 1.8 years.

Restricted share units activity was as follows (share units reported in whole numbers):

	Restricted Share Units		Weighted-Average Grant-Date Fair Value
Nonvested restricted share units at December 31, 2022	118,936	$	54.31
Granted	52,162	$	70.34
Vested	(61,390)	$	52.47
Nonvested restricted share units at December 31, 2023	109,708	$	62.96

Other information pertaining to restricted share units was as follows (in thousands, except weighted-average grant date fair value):

	Years Ended December 31,					
	2023		2022		2021	
Recognized compensation expense related to restricted share units	$	3,366	$	3,232	$	3,007
Weighted-average grant date fair value for nonvested restricted share units granted	$	70.34	$	59.76	$	49.59
Total fair market value of restricted share units vested	$	3,221	$	3,143	$	2,883
Aggregate intrinsic value of restricted share units vested	$	1,000	$	1,447	$	1,911

At December 31, 2023, the unrecognized compensation expense related to restricted share units of $4.0 million is expected to be recognized over a weighted average period of 1.7 years.

Performance Units

During 2023, 2022, and 2021 we granted 88,084, 99,923 and 111,449 performance units, respectively. At December 31, 2023, there were 308,976 performance units outstanding. Total compensation expense for performance units was $11.8 million, $14.6 million, and $19.5 million for the years ended December 31, 2023, 2022, and 2021, respectively. For the year ended December 31, 2023 and 2022, cash paid to settle performance units was $16.8 million and $10.9 million, respectively. The fair value of the liability for these awards is calculated using a Monte Carlo simulation. The weighted average key assumptions as of December 31, 2023 were as follows:

Share price at beginning of performance period	$	62.30
Risk-free interest rate		4.53 %
Expected volatility		26.2 %
Fair value of share-based performance units outstanding	$	68.45

At December 31, 2023, the unrecognized compensation expense related to performance units of $7.3 million is expected to be recognized over a weighted average period of 1.6 years.

12. Retirement Plans

We currently have a supplemental retirement plan for certain current and former key employees (SERP), a supplemental retirement plan for officers and certain key employees (Senior SERP), and a Stewart Supplemental Retirement Plan (collectively, the "Plans"). All of our Plans are unfunded and have a measurement date of December 31.

The Plans are frozen; therefore, the participants do not earn incremental benefits from additional years of service, and we do not incur any additional service cost.

Retirement benefits under the SERP are based on years of service and average monthly compensation, reduced by benefits under Social Security. The Senior SERP provides retirement benefits based on years of service and position.

We recognize pension related gains and losses in *Other income, net* on our Consolidated Statement of Operations in the year such gains and losses are incurred. The components of the Plans' net periodic benefit cost were as follows:

	Years Ended December 31,					
	2023		2022		2021	
	(In thousands)					
Interest cost on projected benefit obligation	$	797	$	535	$	482
Recognized net actuarial (gains) losses		654		(3,254)		(353)
Total net periodic benefit cost	$	1,451	$	(2,719)	$	129

The Plans' funded status were as follows:

		Years Ended December 31,		
		2023		**2022**
		(In thousands)		
Change in Benefit Obligation:				
Benefit obligation at beginning of year	$	15,906	$	22,381
Interest cost		797		535
Actuarial gain		654		(3,254)
Benefits paid [(1)]		(1,994)		(3,756)
Benefit obligation at end of year	$	15,363	$	15,906
Change in Plan Assets:				
Fair value of plan assets at beginning of year	$	—	$	—
Employer contributions		1,994		3,756
Benefits paid, including expenses [(1)]		(1,994)		(3,756)
Fair value of plan assets at end of year	$	—	$	—
Funded status of plan	$	(15,363)	$	(15,906)
Funding Summary:				
Projected benefit obligation	$	15,363	$	15,906
Accumulated benefit obligation	$	15,363	$	15,906
Amounts Recognized in the Consolidated Balance Sheet:				
Included in *Accounts payable and accrued liabilities*	$	(1,824)	$	(2,236)
Included in *Other liabilities*		(13,539)		(13,670)
Total accrued liability	$	(15,363)	$	(15,906)

[(1)] In 2022, we terminated our Directors' Plan and amended Senior SERP to terminate the participation of all our active employees and paid out, in a discounted lump sum, all benefits to the participants or their heirs in the amount of $1.5 million.

The retirement benefits under the Plans are unfunded obligations of the Company. We have purchased various life insurance policies on the participants in the Plans with the intent to use the proceeds or any cash value buildup from these policies to assist in meeting, at least to the extent of such assets, the Plans' funding requirements. The face value of these insurance policies at December 31, 2023 and 2022 was $30.5 million and $49.8 million, respectively, and the cash surrender value was $22.7 million and $40.7 million, respectively. The outstanding loans against the policies are minimal and there are no restrictions in the policies regarding loans.

The Plans' weighted-average assumptions used to determine the benefit obligation and net periodic benefit cost are as follows:

	Years Ended December 31,		
	2023	**2022**	**2021**
Weighted-average discount rate used to determine obligations	4.94 %	5.34 %	2.52 %
Weighted-average discount rate used to determine net periodic benefit cost	5.34 %	2.52 %	2.42 %

We determine our discount rate used to compute future benefit obligations using an analysis of expected future benefit payments. The reasonableness of our discount rate is verified by comparing the rate to the rate earned on high-quality fixed income investments, such as the Moody's Aa index, plus 50 basis points. The assumed rate of return on plan assets was not applicable as we pay plan benefits as they come due. As all Plans are frozen, the assumed rate of compensation increase is zero.

The following benefit payments are expected to be paid over the next ten years related to our Plans (in thousands):

2024	$	1,695
2025		1,603
2026		1,562
2027		1,492
2028		1,417
Years 2029 through 2033		5,968
Total expected benefit payments	$	13,737

We also have an employee savings plan that qualifies under Section 401(k) of the Internal Revenue Code for the exclusive benefit of our United States employees. Under the plan, participating employees may contribute a portion of their pretax and/or after-tax income in accordance with specified guidelines up to a maximum of 50%.

During 2023, 2022, and 2021, we matched a percentage of the employee contributions through contributions of cash. For these years, our matching contribution was based upon the following:

Years of Vesting Service	Percentage of Deferred Compensation
0 — 5 years	75% of the first 6% of deferred compensation
6 — 10 years	100% of the first 6% of deferred compensation
11 or more years	125% of the first 6% of deferred compensation

The amount of our matched contributions in 2023, 2022, and 2021 was $52.8 million, $49.6 million, and $46.0 million, respectively.

13. Segment Reporting

Our operations are both product-based and geography-based, and the reportable operating segments presented below include our funeral and cemetery operations. Our geographic areas include the United States and Canada, where we conduct both funeral and cemetery operations.

Our reportable segment information, including disaggregated revenue, was as follows and includes a reconciliation of gross profit to our consolidated income before income taxes.

| | | Years Ended December 31, | |
	2023	2022	2021
		(In thousands)	
Revenue from customers:			
Funeral revenue:			
Atneed revenue	$ 1,185,413	$ 1,242,269	$ 1,268,111
Matured preneed revenue	715,298	705,273	700,473
Core funeral revenue	1,900,711	1,947,542	1,968,584
Non-funeral home revenue	85,904	76,311	74,099
Non-funeral home preneed sales revenue	134,770	146,496	139,260
Core general agency and other revenue	181,646	161,696	161,233
Total funeral revenue	2,303,031	2,332,045	2,343,176
Cemetery revenue:			
Atneed revenue	433,925	448,143	477,950
Recognized preneed property revenue	874,724	868,740	846,528
Recognized preneed merchandise and services revenue	365,018	338,463	343,899
Core cemetery revenue	1,673,667	1,655,346	1,668,377
Other revenue	123,080	121,270	131,590
Total cemetery revenue	1,796,747	1,776,616	1,799,967
Total revenue from customers	$ 4,099,778	$ 4,108,661	$ 4,143,143
Gross profit:			
Funeral gross profit	$ 497,106	$ 545,693	$ 639,775
Cemetery gross profit	594,701	608,909	683,300
Gross profit from reportable segments	1,091,807	1,154,602	1,323,075
Corporate general and administrative expenses	(157,368)	(237,248)	(157,568)
Gains on divestitures and impairment charges, net	9,816	9,962	25,169
Operating income	944,255	927,316	1,190,676
Interest expense	(239,447)	(172,109)	(150,610)
Losses on early extinguishment of debt, net	(1,114)	(1,225)	(5,226)
Other income, net	4,912	1,646	10,660
Income before income taxes	$ 708,606	$ 755,628	$ 1,045,500

Other reportable segment information as of and for the year ended December 31 was as follows:

			Reportable Segments					
	Funeral		Cemetery		Corporate		Consolidated	
	(In thousands)							
2023								
Interest expense	$	2,092	$	764	$	236,591	$	239,447
Depreciation and amortization	$	133,544	$	46,713	$	11,015	$	191,272
Amortization of intangibles	$	12,025	$	6,706	$	5	$	18,736
Amortization of cemetery property	$	—	$	101,234	$	—	$	101,234
Capital expenditures	$	125,922	$	212,406	$	23,465	$	361,793
Total assets	$	6,573,950	$	9,168,173	$	613,277	$	16,355,400
2022								
Interest expense	$	1,734	$	493	$	169,882	$	172,109
Depreciation and amortization	$	123,165	$	41,502	$	10,663	$	175,330
Amortization of intangibles	$	11,735	$	6,620	$	—	$	18,355
Amortization of cemetery property	$	—	$	94,123	$	—	$	94,123
Capital expenditures	$	153,224	$	196,371	$	20,114	$	369,709
Total assets	$	6,236,270	$	8,404,900	$	424,867	$	15,066,037
2021								
Interest expense	$	2,864	$	681	$	147,065	$	150,610
Depreciation and amortization	$	111,687	$	37,373	$	10,246	$	159,306
Amortization of intangibles	$	12,980	$	7,016	$	6	$	20,002
Amortization of cemetery property	$	—	$	98,162	$	—	$	98,162
Capital expenditures	$	139,420	$	148,737	$	15,503	$	303,660

Our geographic area information as of and for the year ended December 31 was as follows:

	United States		Canada		Total	
	(In thousands)					
2023						
Revenue from external customers	$	3,881,333	$	218,445	$	4,099,778
Interest expense	$	239,103	$	344	$	239,447
Depreciation and amortization	$	180,093	$	11,179	$	191,272
Amortization of intangibles	$	18,495	$	241	$	18,736
Amortization of cemetery property	$	97,471	$	3,763	$	101,234
Operating income	$	887,110	$	57,145	$	944,255
Gains on divestitures and impairment charges, net	$	8,512	$	1,304	$	9,816
Long-lived assets	$	7,386,819	$	339,142	$	7,725,961
2022						
Revenue from external customers	$	3,876,689	$	231,972	$	4,108,661
Interest expense	$	171,912	$	197	$	172,109
Depreciation and amortization	$	165,004	$	10,326	$	175,330
Amortization of intangibles	$	18,080	$	275	$	18,355
Amortization of cemetery property	$	89,545	$	4,578	$	94,123
Operating income	$	856,277	$	71,039	$	927,316
Gains on divestitures and impairment charges, net	$	7,220	$	2,742	$	9,962
Long-lived assets	$	7,094,859	$	331,520	$	7,426,379
2021						
Revenue from external customers	$	3,918,777	$	224,366	$	4,143,143
Interest expense	$	150,385	$	225	$	150,610
Depreciation and amortization	$	149,351	$	9,955	$	159,306
Amortization of intangibles	$	19,721	$	281	$	20,002
Amortization of cemetery property	$	92,128	$	6,034	$	98,162
Operating income	$	1,120,154	$	70,522	$	1,190,676
Gains on divestitures and impairment charges, net	$	19,837	$	5,332	$	25,169

14. Supplementary Information

The detail of certain balance sheet accounts is as follows:

		Years Ended December 31,		
		2023		2022
		(In thousands)		
Cash and cash equivalents:				
Cash	$	151,608	$	147,408
Commercial paper and temporary investments		69,949		44,530
	$	221,557	$	191,938
Other current assets:				
Prepaid insurance		5,182		5,035
Prepaid expenses		13,355		13,001
Restricted cash		370		10,379
Other		4,103		4,051
	$	23,010	$	32,466
Cemetery property:				
Undeveloped land	$	1,328,358	$	1,304,514
Developed lots, lawn crypts, mausoleum spaces, cremation niches, and cremation memorialization property		692,488		635,302
	$	2,020,846	$	1,939,816
Property and equipment, net:				
Land	$	761,092	$	711,672
Buildings and improvements		2,685,867		2,581,695
Operating equipment		816,602		702,028
Leasehold improvements		46,254		44,044
Finance leases		339,395		332,301
		4,649,210		4,371,740
Less: Accumulated depreciation		(1,957,141)		(1,804,703)
Less: Accumulated amortization of finance leases		(211,970)		(216,488)
	$	2,480,099	$	2,350,549
Deferred charges and other assets:				
Intangible assets, net	$	485,109	$	481,010
Restricted cash		2,834		2,207
Deferred tax assets		7,320		5,910
Notes receivable, net of reserves of $1,797 and $2,546, respectively		8,497		6,821
Cash surrender value of insurance policies		220,587		199,516
Deferred incremental direct selling costs		406,181		384,108
Operating leases		50,973		49,741
Other		66,329		61,113
	$	1,247,830	$	1,190,426

	Years Ended December 31,	
	2023	**2022**
	(In thousands)	
Accounts payable and accrued liabilities:		
Accounts payable	$ 203,352	$ 177,970
Accrued benefits	169,164	198,260
Accrued interest	25,632	23,602
Accrued property taxes	13,891	15,151
Self-insurance reserves	103,297	99,252
Legal reserves	63,595	76,866
Bank overdrafts	36,562	39,695
Operating leases	7,782	7,083
Other accrued liabilities	62,424	69,609
	$ 685,699	$ 707,488
Other liabilities:		
Accrued benefit costs	$ 13,539	$ 13,670
Deferred compensation	201,287	174,035
Customer refund obligation reserve	37,729	37,805
Tax liability	2,318	2,208
Payable to perpetual care trust	148,198	127,662
Operating leases	46,050	45,314
Other	15,814	10,682
	$ 464,935	$ 411,376

Certain Non-Cash Investing and Financing Transactions

	Years Ended December 31,		
	2023	**2022**	**2021**
	(In thousands)		
Net change in capital expenditure accrual	$ 9,171	$ 3,817	$ 3,201
Options exercised by attestation	$ —	$ 280	$ 323
Shares repurchased	$ —	$ (280)	$ (323)
Excise tax accrual on shares repurchased	$ 4,724	$ —	$ —

15. Earnings Per Share

Basic earnings per common share (EPS) excludes dilution and is computed by dividing *Net income attributable to common stockholders* by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other obligations to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that shared in our earnings.

A reconciliation of the numerators and denominators of basic and diluted EPS is presented below:

	Years Ended December 31,		
	2023	2022	2021
	(In thousands, except per share amounts)		
Amounts attributable to common stockholders:			
Net income — basic and diluted	$ 537,317	$ 565,338	$ 802,939
Weighted average shares:			
Weighted average shares — basic	150,565	157,713	167,542
Stock options	1,726	2,343	2,501
Restricted share units	60	75	71
Weighted average shares — diluted	152,351	160,131	170,114
Amounts attributable to common stockholders:			
Net income per share:			
Basic	$ 3.57	$ 3.58	$ 4.79
Diluted	$ 3.53	$ 3.53	$ 4.72

The computation of diluted earnings per share excludes outstanding stock options in certain periods in which the inclusion of such options would be antidilutive to the periods presented. Total antidilutive options not currently included in the computation of dilutive EPS are as follows (in shares):

	Years Ended December 31,		
	2023	2022	2021
	(In thousands)		
Antidilutive options	845	490	—

16. Acquisitions and Divestiture-Related Activities

Acquisitions

In 2023, we acquired 17 funeral homes and 2 cemeteries for $72.5 million in cash and $56.4 million for real estate transactions. This amount includes the use of $24.0 million in IRS Section 1031 exchange funds. This compares to $102.6 million and $121.4 million, net of cash acquired, for several business acquisitions, and $17.1 million and $26.6 million, net of cash acquired, for several real estate acquisitions for years ended December 31, 2022 and 2021, respectively.

The 2022 acquisitions include ten funeral homes and three cemeteries in California as part of two acquisitions (the "2022 California Businesses") for $71.2 million in cash. This amount includes the use of $13.2 million in IRS Section 1031 exchange funds.

The primary reasons for the acquisitions and the principal factors that contributed to the recognition of goodwill in these acquisitions were:

- the acquisitions enhance our network footprint, enabling us to serve a number of new, complementary areas; and

- the acquisitions of the preneed backlog of deferred revenues enhance our long-term stability.

The following table summarizes the fair values of the assets acquired and liabilities assumed (in thousands):

Other current assets	$	241
Cemetery property		9,815
Property and equipment, net		19,109
Preneed receivables, net and trust investments		6,539
Indefinite-lived intangible assets		14,257
Deferred charges and other assets		158
Cemetery perpetual care trust investments		6,461
Goodwill		36,234
Total assets acquired		92,814
Current liabilities		439
Deferred revenue and deferred receipts held in trust		12,599
Care trusts' corpus		6,461
Other liabilities		2,095
Total liabilities assumed		21,594
Net assets acquired	$	71,220

Goodwill, land, and certain identifiable intangible assets recorded in the acquisitions are not subject to amortization; however, the goodwill and intangible assets will be tested periodically for impairment. Of the $36.2 million in goodwill recognized, all of which is deductible for tax purposes, $17.3 million was allocated to our cemetery segment and $18.9 million was allocated to our funeral segment. The identified intangible assets are indefinite lived tradenames with a fair value of $14.3 million.

We incurred acquisition costs of $0.2 million, which is included in G*eneral and administrative expenses* in our Consolidated Statement of Operations for the year ended December 31, 2022. The 2022 California Businesses contributed revenue of $1.9 million and net income of $0.5 million from acquisition through December 31, 2022.

The 2021 acquisitions include twenty-one funeral homes and one cemetery in two states as part of two acquisitions (the "Ohio and California Businesses") for $94.8 million in cash. This amount includes the use of $6.1 million in IRS Section 1031 exchange funds.

The primary reasons for the acquisitions and the principal factors that contributed to the recognition of goodwill in these acquisitions were:

- the acquisitions enhance our network footprint, enabling us to serve a number of new, complementary areas; and

- the acquisitions of the preneed backlog of deferred revenues enhance our long-term stability.

The following table summarizes the fair values of the assets acquired and liabilities assumed in the acquisitions (in thousands):

Other current assets	$	140
Cemetery property		2,918
Property and equipment, net		36,768
Preneed receivables, net and trust investments		7,732
Finite-lived intangible assets		3,900
Indefinite-lived intangible assets		24,734
Deferred charges and other assets		128
Cemetery perpetual care trust investments		1,484
Goodwill		29,683
Total assets acquired		107,487
Current liabilities		660
Deferred revenue and deferred receipts held in trust		7,204
Care trusts' corpus		1,484
Other liabilities		3,336
Total liabilities assumed		12,684
Net assets acquired	$	94,803

Goodwill, land, and certain identifiable intangible assets recorded in the acquisitions are not subject to amortization; however, the goodwill and intangible assets will be tested periodically for impairment. Of the $29.7 million in goodwill recognized, all of which is deductible for tax purposes, $1.5 million was allocated to our cemetery segment and $28.2 million was allocated to our funeral segment. The identified intangible assets comprise the following:

	Useful Life	Fair Value	
	(Years)	(In thousands)	
Preneed customer relationships to insurance claims	10	$	3,900
Tradenames	Indefinite		24,734
Total intangible assets		$	28,634

We incurred acquisition costs of $0.3 million, which is included in *Corporate general and administrative expenses* in our Consolidated Statement of Operations for the year ended December 31, 2021. The Ohio and California Businesses contributed revenue of $1.1 million and net income of $0.3 million from acquisition through December 31, 2021.

Divestiture-Related Activities

As divestitures occur in the normal course of business, gains or losses on the sale of such locations are recognized in the Consolidated Statement of Operations line item *Gains on divestitures and impairment charges, net*, which consist of the following:

	Years Ended December 31,					
	2023		2022		2021	
	(In thousands)					
Gains on divestitures, net	$	12,543	$	10,923	$	28,573
Impairment losses		(2,727)		(961)		(3,404)
Gains on divestitures and impairment charges, net	$	9,816	$	9,962	$	25,169

Service Corporation International
Schedule II - Valuation and Qualifying Accounts
Three Years Ended December 31, 2023

Description	Balance at Beginning of Period		Charged (Credited) to Costs and Expenses		Charged (Credited) to Write-offs & Other Accounts		Balance at End of Period
			(In thousands)				
Current Provision:							
Reserve for credit losses:							
Year Ended December 31, 2023	$	6,186	$	3,764	$	(5,568)	$	4,382
Year Ended December 31, 2022	$	6,338	$	6,579	$	(6,731)	$	6,186
Year Ended December 31, 2021	$	6,031	$	6,393	$	(6,086)	$	6,338
Due After One Year:							
Reserve for credit losses:							
Year Ended December 31, 2023	$	3,602	$	(510)	$	(747)	$	2,345
Year Ended December 31, 2022	$	4,577	$	(125)	$	(850)	$	3,602
Year Ended December 31, 2021	$	6,902	$	(117)	$	(2,208)	$	4,577
Preneed Receivables, Net:							
Reserve for credit losses:							
Year Ended December 31, 2023	$	27,314	$	7,991	$	(2,830)	$	32,475
Year Ended December 31, 2022	$	20,727	$	10,246	$	(3,659)	$	27,314
Year Ended December 31, 2021	$	19,204	$	5,086	$	(3,563)	$	20,727
Deferred Tax Valuation Allowance:							
Year Ended December 31, 2023	$	118,939	$	(10,105)	$	—	$	108,834
Year Ended December 31, 2022	$	120,739	$	(1,800)	$	—	$	118,939
Year Ended December 31, 2021	$	108,090	$	12,649	$	—	$	120,739

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We have established disclosure controls and procedures that are designed to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to management, including our principal executive officer and principal financial officer (who are our Chief Executive Officer and Chief Financial Officer, respectively) as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.

In connection with the preparation of this Annual Report on Form 10-K for the year ended December 31, 2023, an evaluation was performed under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures as defined in Rules 13a-15(c) and 15d-15(e) were effective as of December 31, 2023 to provide reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and (ii) accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements prepared for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2023 using the criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment and those criteria, management concluded that our internal control over financial reporting was effective as of December 31, 2023.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2023, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included in Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

No changes in our internal control over financial reporting occurred during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

During the three months ended December 31 2023, no director or officer (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934) of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 10. Directors, Executive Officers, and Corporate Governance

Item 11. Executive Compensation

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Item 13. Certain Relationships and Related Transactions and Director Independence

Item 14. Principal Accountant Fees and Services

The information required by each of Items 10, 11, 12, 13, and 14, except as included below, is incorporated herein by reference to the Service Corporation International Proxy Statement for our 2024 Annual Meeting of shareholders.

The information regarding our executive officers called for by Item 401 of Regulation S-K and the information regarding our code of ethics called for by Item 406 of Regulation S-K has been included in PART I of this report. The information regarding our equity compensation plan information called for by Item 201(d) of Regulation S-K is set forth below.

Equity Compensation Plan Information at December 31, 2023:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants, and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	4,906,195	$ 45.44	3,470,575

Item 15. Exhibits and Financial Statement Schedule

(a)(1)-(2) Financial Statements and Schedule:

The financial statements and schedule are listed in the accompanying Index to Financial Statements and Related Schedule on page 38 of this report.

(3) Exhibits:

Exhibit Index

Pursuant to Item 601 of Reg. S-K

Exhibit Number		Description
3.1	—	Restated Articles of Incorporation (Incorporated by reference to Exhibit 3.1 to Registration Statement No. 333-10867 on Form S-3).
3.2	—	Articles of Amendment to Restated Articles of Incorporation (Incorporated by reference to Exhibit 3.1 to Form 10-Q for the fiscal quarter ended September 30, 1996).
3.3	—	Certificate of Amendment to Restated Articles of Incorporation (Incorporated by reference to Exhibit 3.1 to Form 8-K filed May 25, 2018).
3.4	—	Statement of Resolution Establishing Series of Shares of Series D Junior Participating Preferred Stock, dated July 27, 1998 (Incorporated by reference to Exhibit 3.2 to Form 10-Q for the fiscal quarter ended June 30, 1998).
3.5	—	Bylaws of the Company. (Incorporated by reference to Exhibit 3.4 to Form 8-K filed May 5, 2023).
4.1	—	Senior Indenture dated as of February 1, 1993 by and between the Company and The Bank of New York, as trustee (Incorporated by reference as Exhibit 4.1 to Form S-4 filed September 2, 2004 (File No. 333-118763)).
4.2	—	Agreement of Resignation, Appointment of Acceptance, dated December 12, 2005, among the Company, The Bank of New York and The Bank of New York Trust Company, N.A., appointing a successor trustee for the Senior Indenture dated as of February 1, 1993 (Incorporated by reference to Exhibit 4.1 to Form 10-Q for the fiscal quarter ended June 30, 2005).
4.3	—	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (Incorporated by reference to Exhibit 4.3 to Form 10-K for the year ended December 31, 2019).
10.1	—	Retirement Plan For Non-Employee Directors (Incorporated by reference by Exhibit 10.1 to Form 10-K for the year ended December 31, 2018).
10.2	—	First Amendment to Retirement Plan For Non-Employee Directors (Incorporated by reference to Exhibit 10.2 to Form 10-K for the fiscal year ended December 31, 2000).
10.3	—	Second Amendment to Retirement Plan for Non-Employee Directors (Incorporated by reference to Exhibit 10.3 to Form 10-K for the fiscal year ended December 31, 2010).
10.4	—	Third Amendment to Terminate the Retirement Plan for Non-Employee Directors.
10.5	—	Employment and Noncompetition Agreement, dated January 1, 2022 between OFTC, Inc. and Thomas L. Ryan (Incorporated by reference to Exhibit 10.4 to Form 10-K for the fiscal year ended December 31, 2021).
10.6	—	Employment and Noncompetition Agreement, dated January 1, 2022, between OFTC, Inc. and Eric D. Tanzberger (Incorporated by reference to Exhibit 10.5 to Form 10-K for the fiscal year ended December 31, 2021).
10.7	—	Employment and Noncompetition Agreement, dated January 1, 2022, between OFTC, Inc. and Sumner J. Waring, III (Incorporated by reference to Exhibit 10.6 to Form 10-K for the fiscal year ended December 31, 2021).
10.8	—	Employment and Noncompetition Agreement, dated January 1, 2022 between OFTC, Inc. and Gregory T. Sangalis (Incorporated by reference to Exhibit 10.7 to Form 10-K for the fiscal year ended December 31, 2021).

Exhibit Number		Description
10.9	—	Employment and Noncompetition Agreement, dated January 1, 2022, between OFTC, Inc. and Steven A. Tidwell (Incorporated by reference to Exhibit 10.8 to Form 10-K for the fiscal year ended December 31, 2021).
10.10	—	Form of Employment and Noncompetition Agreement pertaining to executive officers (Incorporated by reference to Exhibit 10.9 to Form 10-K for the fiscal year ended December 31, 2021).
10.11	—	Amended 1996 Incentive Plan (Incorporated by reference to Appendix A to Proxy Statement dated April 6, 2007).
10.12	—	Amended and Restated Incentive Plan (Incorporated by reference to Appendix B to Proxy Statement dated April 1, 2011).
10.13	—	2016 Equity Incentive Plan (Incorporated by reference to Annex C to Proxy Statement dated March 31, 2016).
10.14	—	Amended and Restated 2016 Equity Incentive Plan (Incorporated by reference to Annex C to Proxy Statement for the 2017 annual meeting of shareholders).
10.15	—	Amendment No. 1 to Service Corporation International Amended and Restated 2016 Equity Incentive Plan (Incorporated by reference to Exhibit 10.2 to Form 10-Q for the quarterly period ended June 30, 2017).
10.16	—	Supplemental Executive Retirement Plan for Senior Officers (as amended and restated effective as of January 1, 1998). (Incorporated by reference to Exhibit 10.28 to Form 10-K for the fiscal year ended December 31, 1998).
10.17	—	Amendment Two to Supplemental Executive Retirement Plan for Senior Officers (incorporated by reference to Exhibit 10.1 to Form 8-K dated December 22, 2022)
10.18	—	First Amendment to Supplemental Executive Retirement Plan for Senior Officers (Incorporated by reference to Exhibit 10.28 to Form 10-K for the fiscal year ended December 31, 2000).
10.19	—	SCI 401 (k) Retirement Savings Plan, including Adopting Employer Agreement and Directed Employee Benefit Agreement (Incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarterly period ended March 31, 2016).
10.20	—	First Amendment to the SCI 401 (k) Retirement Savings Plan (Incorporated by reference to Exhibit 10.16 to Form 10-K for the fiscal year ended December 31, 2016.)
10.21	—	Second Amendment to the 401 (k) Retirement Savings Plan (Incorporated by reference to Exhibit 10.17 to Form 10-K for the fiscal year ended December 31, 2016.)
10.22	—	Third Amendment to the 401(k) Retirement Savings Plan (Incorporated by reference to Exhibit 10.3 to Form 10-Q for the quarterly period ended June 30, 2017).
10.23	—	Fourth Amendment to the 401 (k) Retirement Savings Plan (Incorporated by reference to Exhibit 10.21 to Form 10-K for the fiscal year ended December 31, 2017.)
10.24	—	Fifth Amendment to the 401 (k) Retirement Savings Plan (Incorporated by reference to Exhibit 10.22 to Form 10-K for the fiscal year ended December 31, 2018).
10.25	—	Sixth Amendment to the 401 (k) Retirement Savings Plan (Incorporated by reference to Exhibit 10.23 to Form 10-K for the fiscal year ended December 31, 2018).
10.26	—	Seventh Amendment to 401(k) Retirement Savings Plan (Incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarterly period ended June 30, 2019).
10.27	—	Eighth Amendment to 401(k) Retirement Savings Plan (Incorporated by reference to Exhibit 10.6 to Form 10-Q for the quarterly period ended June 30, 2020).
10.28	—	Ninth Amendment to 401(k) Retirement Savings Plan (Incorporated by reference to Exhibit 10.26 to Form 10-K for the fiscal year ended December 31, 2021).
10.29	—	Amendment One to the Service Corporation International Amended and Restated Director Fee Plan, dated May 12, 2015 (Incorporated by reference to Exhibit 10.1 to Form 8-K dated May 18, 2015).
10.30	—	Form of Indemnification Agreement for officers and directors (Incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarterly period ended September 30, 2004).
10.31	—	Deferred Compensation Plan 2017 as Amended and Restated Effective January 1, 2017 (Incorporated by reference to Exhibit 10.25 to Form 10-K for the fiscal year ended December 31, 2017).
10.32	—	Amendment One to the Deferred Compensation Plan 2017 (Incorporated by reference to Exhibit 10.28 to Form 10-Q for the quarterly period ended March 31, 2019).
10.33	—	Form of Performance Unit Grant Award Agreement (Incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarterly period ended March 31, 2022).

Exhibit Number		Description
10.34	—	Credit Agreement, dated January 11, 2023, between Service Corporation International, JPMorgan Chase Bank, N.A., as administrative agent, and certain other financial institutions, as lenders thereto (Incorporated by reference to Exhibit 10.1 to Form 8-K filed January 12, 2023).
21.1	—	Subsidiaries of the Company.
23.1	—	Consent of Independent Registered Public Accounting Firm (PricewaterhouseCoopers LLP).
31.1	—	Certification of Thomas L. Ryan as Principal Executive Officer in satisfaction of Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	—	Certification of Eric D. Tanzberger as Principal Financial Officer in satisfaction of Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	—	Certification of Periodic Financial Reports by Thomas L. Ryan as Principal Executive Officer in satisfaction of Section 906 of the Sarbanes- Oxley Act of 2002.
32.2	—	Certification of Periodic Financial Reports by Eric D. Tanzberger as Principal Financial Officer in satisfaction of Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	—	Incentive Award Recoupment Policy for Executive Officers.
101	—	Interactive data file formatted Inline XBRL.
104	—	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

In the above list, the management contracts or compensatory plans or arrangements are set forth in Exhibits 10.1 through 10.34.

Pursuant to Item 601(b)(4) of Regulation S-K, certain instruments on a consolidated basis are not filed as exhibits to this report with respect to long-term debt under which the total amount of securities authorized thereunder does not exceed 10 percent of the total assets of Registrant and its subsidiaries. Registrant agrees to furnish a copy of any such instrument to the Commission upon request.

    (b) *Included in (a) above.*

    (c) *Included in (a) above.*

Item 16. Form 10-K Summary

None.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant, Service Corporation International, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SERVICE CORPORATION INTERNATIONAL

By: /s/ LORI SPILDE

(Lori Spilde,
Senior Vice President, General Counsel, and Secretary)

Dated: February 13, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Signature	Title	Date
/s/ THOMAS L. RYAN (Thomas L. Ryan)	President, Chief Executive Officer, and Chairman of the Board (Principal Executive Officer)	February 13, 2024
/s/ ERIC D. TANZBERGER (Eric D. Tanzberger)	Senior Vice President, Chief Financial Officer (Principal Financial Officer)	February 13, 2024
/s/ TAMMY R. MOORE (Tammy R. Moore)	Vice President and Corporate Controller (Principal Accounting Officer)	February 13, 2024
/s/ MARCUS A. WATTS (Marcus A. Watts)	Lead Independent Director	February 13, 2024
/s/ ANTHONY L. COELHO (Anthony L. Coelho)	Director	February 13, 2024
/s/ ALAN R. BUCKWALTER, III (Alan R. Buckwalter, III)	Director	February 13, 2024
/s/ JAKKI L. HAUSSLER (Jakki L. Haussler)	Director	February 13, 2024
/s/ VICTOR L. LUND (Victor L. Lund)	Director	February 13, 2024
/s/ ELLEN OCHOA (Ellen Ochoa)	Director	February 13, 2024
/s/ C. PARK SHAPER (C. Park Shaper)	Director	February 13, 2024
/s/ SARA MARTINEZ TUCKER (Sara Martinez Tucker)	Director	February 13, 2024
/s/ W. BLAIR WALTRIP (W. Blair Waltrip)	Director	February 13, 2024

